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Filed Pursuant to Rule 424(b)(2)
File Number 333-124577

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 2005)

2,700,000 Shares

Common Stock

        We are offering 2,700,000 shares of our common stock in this offering.

        Our common stock is quoted on the Nasdaq National Market under the symbol "SPSX." On June 6, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $30.25 per share.

        Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-12 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$30.00	$81,000,000
Underwriting discounts and commissions	$1.50	$4,050,000
Proceeds, before expenses, to us	$28.50	$76,950,000

        The underwriters may also purchase up to an additional 405,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $4,657,500, and the total proceeds, before expenses, to us will be $88,492,500.

        The underwriters expect to deliver the shares against payment in New York, New York on or about June 12, 2006.

UBS Investment Bank	JPMorgan

Morgan Joseph

Prospectus supplement dated June 6, 2006

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered, and the risks of investing in our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under "Incorporation of documents by reference" and "Where you can find more information."

It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, in making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and information contained in any free-writing prospectus we may authorize to be sent to you in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with information different from this information. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the shares of our common stock or possession or distribution of this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

i

TABLE OF CONTENTS

Prospectus supplement
Prospectus summary	S-1
The offering	S-7
Summary consolidated financial and other data	S-8
Risk factors	S-12
Forward-looking statements	S-22
Use of proceeds	S-24
Capitalization	S-25
Price range of common stock	S-27
Dividend policy	S-27
Unaudited pro forma consolidated statement of operations	S-28
Selected historical consolidated financial and other data	S-31
Management's discussion and analysis of financial condition and results of operations	S-34
Business	S-62
Management	S-78
Principal stockholders	S-81
Underwriting	S-83
Legal matters	S-87
Experts	S-87
Incorporation of documents by reference	S-87
Where you can find more information	S-88
Index to consolidated financial statements	F-1
Prospectus
Industry and market data	ii
About this prospectus	ii
Forward-looking statements	ii
Our company	1
Risk factors	2
Ratio of earnings to fixed charges	8
Use of proceeds	8
General description of securities that we may sell	9
Description of debt securities	10
Description of capital stock	21
Description of warrants	25
Plan of distribution	27
Legal matters	28
Experts	28
Where you can find more information	29
Incorporation of certain information by reference	29

ii

In this prospectus supplement, the following terms have the meanings indicated below:

Unless the context otherwise requires, the terms "we," "us" and "our," as well as the term "Superior Essex," refer to (1) Superior Essex Inc. and its subsidiaries on and after November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom Inc. and its subsidiaries discussed in this prospectus supplement and the accompanying prospectus, and (2) Superior Essex Inc. and its subsidiaries and Superior TeleCom Inc. and its subsidiaries with respect to financial results for 2003.

"COMEX" refers to Commodity Exchange Inc., a subsidiary of the New York Mercantile Exchange, Inc. that operates the principal U.S. copper futures and options trading market.

"Essex Group" refers to Essex Group, Inc., a wholly owned subsidiary of Essex International.

"Essex International" refers to Essex International Inc., a wholly owned subsidiary of Superior Essex Holding Corp.

"Essex Nexans" refers to our 60% owned corporate joint venture, Essex Nexans Europe S.A.S.

"LME" refers to the London Metal Exchange, which operates the principal European copper futures and options trading market.

"Superior Essex Communications" refers to Superior Essex Communications LP.

"Superior Essex Holding" refers to Superior Essex Holding Corp., a wholly owned subsidiary of Superior Essex Inc. and the sole limited partner of Superior Essex Communications LP.

"Superior TeleCom," unless the context otherwise requires, refers to Superior TeleCom Inc. and its subsidiaries and the business carried on by them prior to November 10, 2003.

Industry and market data

Unless otherwise indicated, information contained in this prospectus supplement and the accompanying prospectus concerning the wire and cable industry, our general expectations concerning the industry and its segments and our market position and market share within the industry and its segments are principally derived from management estimates. Such estimates are derived from third party sources as well as data from our internal research and are based on assumptions made by us, based on such data and our knowledge of the industry which we believe to be reasonable. Our internal research has not been verified by any independent source. In addition, some similar information in this prospectus supplement and the accompanying prospectus is based on data from various third party sources, including industry publications, government publications, reports by market research firms or other published independent sources. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption "Risk factors" in this prospectus supplement.

iii

Prospectus summary

This summary highlights the information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus supplement and the accompanying prospectus, especially the risks of investing in our common stock, some of which are discussed under "Risk factors" and "Forward-looking statements."

OUR COMPANY

We are a global leader in the design, manufacture and supply of wire and cable products. We are the world's largest manufacturer and supplier of magnet wire/winding wire. Magnet wire/winding wire is an essential element in the production of motors, transformers, generators and electrical coils and controls. We are also a leading North American distributor of magnet wire and related electrical insulation products. In North America, we are the leading manufacturer of outside plant (OSP) copper communications cable. We are also one of the largest suppliers of wire and cable products to telephone companies. We operate 21 manufacturing facilities in North America and Europe and employ more than 4,000 people. Revenues for the first quarter of 2006 were $652 million, compared to $403 million in the first quarter of 2005. Revenues were $1.8 billion for full year 2005, compared to $1.4 billion in 2004.

Our four business segments include communications cable, North American magnet wire and distribution, European magnet wire and distribution (Essex Nexans), and copper rod.

Communications cable

Through our communications cable segment, we develop, manufacture and market copper wire, copper cable, fiber optic cable, composite cable and other related products to telephone companies, cable television (CATV) companies, distributors and systems integrators.

Our copper OSP communications wire and cable market share in the United States and Canada is approximately 70 percent. Our copper OSP products include twisted pair telephone cable and wire products used to interconnect phone and DSL lines for both public and private network operators. Our OSP products also include fiber optic cable designed for short- and long-haul voice and data applications, and composite (or hybrid) cable consisting of fiber optic/twisted pair and coaxial/twisted pair cables.

Premises wire and cable products include copper and fiber optic cables used in data applications, primarily for local area networks (LANs), and voice applications, primarily for the networking of telephone stations. Our current premises wire and cable product offerings include high-performance data transmission cables (Category 6 and Category 5e) ranging in size from 4-pair to 25-pair. In 2005, we introduced 10Gain copper data cable, which is capable of transporting data at rates of 10 gigabits per second. Our fiber optic premises cables contain from one to 144 fibers and are used principally for data network backbone applications.

Our communications cable segment contributed 37.8% and 37.2% of consolidated revenues in 2005 and 2004, respectively, and 28.6% and 37.7%, respectively, in the first quarter of 2006 and the first quarter of 2005. This segment recorded operating income of $54.4 million and $30.7 million in 2005 and 2004, respectively, and $18.4 million and $11.7 million, respectively, in the first quarter of 2006 and the first quarter of 2005.

North American magnet wire and distribution

Through our North American magnet wire and distribution segment, we are the No. 2 magnet wire producer in North America with approximately a 30% market share. Magnet wire consists of round, square or rectangular copper or aluminum conductors coated with enamels or wrapped with electrical insulation.

We develop, manufacture and market magnet wire and related products to major original equipment manufacturers (OEMs) for use in industrial motors, power transformers, generators and electrical coils and controls. We offer a comprehensive line of magnet wire products, including over 2,000 types of magnet wire ranging in round diameter from 1/0 gauge to 46 gauge, and rectangular and square conductors.

We distribute Superior Essex magnet wire and internally fabricated insulation products and related accessory products purchased from third parties to OEMs and motor repair facilities through our Essex Brownell distribution business. We believe Essex Brownell provides us with a distinct competitive advantage, as we are the only major North American magnet wire producer that also distributes a full line of complementary electrical accessory products.

To better serve our customers on a global basis, we are building a Greenfield magnet wire facility in Suzhou, China. While our initial focus will be on serving our current North American customers who have China-based operations, we also plan to utilize this facility to service other major European customers with operations in China and to access the rapidly growing domestic Chinese market.

Our North American magnet wire and distribution segment contributed 39.9% and 40.0% of consolidated revenues in 2005 and 2004, respectively, and 35.8% and 43.6%, respectively, in the first quarter of 2006 and the first quarter of 2005. This segment recorded operating income of $34.8 million and $32.0 million in 2005 and 2004, respectively, and $9.3 million and $10.3 million, respectively, in the first quarter of 2006 and the first quarter of 2005.

European magnet wire and distribution

Our European magnet wire and distribution segment consists of our 60 percent controlling interest in Essex Nexans, a joint venture that was formed in October 2005. The joint venture is a combination of our United Kingdom magnet wire and distribution business and the Nexans European magnet wire operations. Prior to the formation of the joint venture, our European business segment results consisted solely of our U.K. magnet wire and distribution business.

Essex Nexans develops, produces and markets magnet wire (called winding wire outside of North America) to major OEMs. It produces magnet wire in six European facilities and is a leading producer in the European magnet wire market. Essex Nexans owns distribution businesses, based in the U.K. and France, which provide smaller OEM customers with magnet wire and other related products. It also produces enamels that are used both internally in the production of magnet wire and sold externally to third parties.

Essex Nexans has a range of magnet wire products to meet a wide variety of customer applications in the European market. These include standard round wire products ranging in size from 0.02 mm to 6.0 mm, along with specialty products such as rectangular enameled strips and self-bonding and self-lubricating wires.

Our European magnet wire and distribution segment contributed 5.9% and 3.0% of consolidated revenues in 2005 and 2004, respectively, and 21.3% and 2.2%, respectively, in the first quarter of 2006 and the first quarter of 2005. This segment recorded operating losses of $3.7 million and $1.7 million in 2005 and 2004, respectively, and operating income of $1.8 million and an operating loss of $0.7 million, respectively, in the first quarter of 2006 and the first quarter of 2005.

Copper rod

In our copper rod segment, we operate two continuous-cast copper rod facilities that convert copper cathode into high-grade copper rod for use in the production of magnet wire and other wire and cable products. The higher quality copper rod produced in these facilities is used to supply approximately one half of our own internal North American copper rod requirements. Due to varying copper rod standards and requirements in other manufacturing applications, we are able to sell the intermediate and lower quality copper rod output to third parties. We source the rest of our internal need for copper rod from third-party producers.

Our copper rod segment contributed 16.4% and 19.8% of consolidated revenues in 2005 and 2004, respectively, and 14.3% and 16.5%, respectively, in the first quarter of 2006 and the first quarter of 2005. This segment recorded an operating loss of $0.7 million in 2005 and operating income of $1.7 million in 2004, and an operating loss of $0.1 million and operating income of $0.2 million, respectively, in the first quarter of 2006 and the first quarter of 2005.

OUR STRENGTHS

We believe that our strengths include the following:

Leading market positions:    We are the leader in our core businesses, which consist of our communications cable and magnet wire and distribution segments. We are the largest provider of OSP copper communications cable in North America. We became the No. 1 global producer of magnet wire after we acquired a controlling interest in the Essex Nexans joint venture in 2005.

Production cost advantage:    We believe our No. 1 market positions in our global magnet wire and North American communications cable businesses enable us to achieve greater economies of scale that lead to competitive cost advantages. Our volume levels, combined with our manufacturing flexibility, help us improve our cost absorption and overall capacity utilization levels.

In our communications cable segment, we have lowered our fiber optic cable production costs by co-locating our fiber and copper production in a single manufacturing facility. We have lowered costs by internally producing most of our copper rod requirements for our North American magnet wire and distribution business and internally formulating our own magnet wire enamel requirements.

To maintain our low cost position, we continuously focus on optimizing our manufacturing operations in order to improve efficiencies. This ongoing focus is expected to help us maintain our low-cost manufacturing structure, reduce waste and inventory levels, improve cycle times and maintain a high level of customer service.

Ability to identify and integrate acquisitions:    Since the beginning of 2004, we have participated in the consolidation of our industries and strengthened our leading positions in North American communications cable and in North American magnet wire and distribution. We have also obtained a leading position in European magnet wire through the Essex Nexans joint venture.

Following our acquisition of certain copper OSP communications assets from Belden Inc., we emerged as the larger of only two major copper OSP manufacturers in the United States. This transaction has been successfully integrated, and it has provided us with access to new customers and the ability to improve our capacity utilization rates.

In our North American magnet wire business, we gained access to additional customers, and increased our capacity utilization, by acquiring certain North American magnet wire assets from a subsidiary of Nexans. Following this acquisition, and the subsequent merger of our two primary competitors, we are now one of two large North American magnet wire producers.

Through our recently established Essex Nexans joint venture, we significantly increased our presence in Europe. The European magnet wire market is more fragmented than in North America, and we believe additional consolidation opportunities may exist for Essex Nexans and its competitors. In the first quarter of 2006, our European magnet wire and distribution segment realized an operating profit, as compared to the operating loss in this segment, prior to the creation of Essex Nexans, in the first quarter of 2005.

Strong relationships with a diverse, high-quality customer base:    Our core business customers include a wide range of market leaders from a variety of industries. We have long-standing relationships with our major customers.

Our communications cable segment is a key supplier of copper OSP wire and cable to the regional Bell operating companies (RBOCs) and Embarq Corporation (formerly known as Sprint Corporation). These customers represented 59% of our overall communications cable sales in 2005. Our product depth and breadth have also made us an attractive supplier to a number of distributors who service smaller, independent telephone companies.

Key customers in our North American magnet wire and distribution segment include Emerson Electric, A.O. Smith, Cooper Industries, Regal Beloit and Howard Industries.

We are actively expanding our customer and geographic diversification through the recently established Essex Nexans joint venture and through the construction of a new magnet wire facility in China. Essex Nexans supplies customers throughout Europe in diverse industries such as appliances, power generation, motors, pumps, automotive and other businesses. Essex Nexans' largest magnet wire customers include Danfoss, Valeo, Grundfos and Bosch.

Global scale:    Between our North American businesses, the Essex Nexans joint venture in Europe and the facility currently being constructed in China, we possess a wide geographic footprint and operate on a significant global scale.

Our geographic diversification provides us with access to the world's largest magnet wire markets. China alone accounts for approximately one-third of the global magnet wire market and is expected to grow at approximately 7% annually. Once our China facility is online, we will have a manufacturing presence in countries representing two-thirds of the $12.6 billion global magnet wire market. We believe our reach minimizes our exposure to any one particular market and consequently helps to improve our revenues and cash flow stability.

Product quality:    We believe that Superior Essex's reputation for quality is well established in North America and in other parts of the world. We believe this reputation helps us to qualify as a preferred supplier of communications cable and magnet wire.

We believe one of the primary quality and cost advantages in our magnet wire segments is our ability to produce a portion of our enamel and copper rod requirements internally. In North America, we internally produce our primary magnet wire raw material, copper rod, which allows us to maintain the quality and consistency of the finished product while generating significant cost savings as opposed to having to source copper rod externally. We also source the raw materials that enable us to manufacture our internally formulated enamels in North America and Europe, which we believe leads to a superior quality product. We believe we have consistently been the North American supplier of magnet wire products with the best quality and consistency in the industry, as measured by customer returns for quality-related issues.

As a result of our long-standing commitment and ongoing effort to meet the highest standards of quality and service, our communications cable segment has been recognized with supplier quality awards from a number of our major customers.

Experienced management team:    Our management team includes individuals with significant operating experience in the copper wire and cable industry, as well as individuals with extensive backgrounds and established relationships within our core markets. Our management team has substantial experience in identifying, acquiring and integrating new businesses, as well as rationalizing existing operations, in order to achieve operating efficiencies.

OUR BUSINESS STRATEGY

Pursue growth:    We will continue to focus on organic growth by leveraging our leadership positions in our communications cable and in our North American and European magnet wire and distribution segments.

In our communications segment we believe we can take advantage of our broad product offering and strong customer relationships to continue to grow our premises and fiber optic businesses. In our magnet wire and distribution segments we are looking to continue our growth with our global customers through the recently established Essex Nexans joint venture and our Greenfield facility currently being constructed in China.

We regularly analyze strategic opportunities. As a leading operator in our core markets, we believe we are well positioned to benefit from the consolidation of cable manufacturers and customers in our primary markets. We believe that our experienced management team and our scalable infrastructure give us the capability to identify and successfully integrate opportunistic acquisitions. The proceeds from this offering, and our recently expanded presence in Europe and our expansion underway in China, could provide us additional strategic opportunities.

Align our businesses to maximize value and growth:    We believe it is important to align our capabilities to match the needs of our customers. Our Torreon, Mexico, manufacturing facility is strategically located to service our major United States OEM customers with Mexican manufacturing locations. It also allows us to explore and service new market opportunities in Mexico and Central America.

The Greenfield magnet wire facility we are in the process of building in China will allow us to focus on current North American customers already operating in China and expand to other major manufacturers operating in China. We expect the first phase of the facility to be operational in the fourth quarter of 2006, with 12 million pounds of capacity online before the end of the year. The capital expenditure requirements for this phase of the project are estimated to be around $26 million. In 2007, we currently plan to add 12 million additional pounds of capacity to the facility at an estimated capital cost of $5 to $8 million.

Improve operating efficiency and productivity:    We continue to evaluate and seek ways to improve our operating efficiency and productivity, and we will seek to maintain our production cost advantages in our core businesses.

We are seeking to improve our distribution business by consolidating facilities, and we are working to find greater efficiencies through freight and inventory management. We also implemented an enterprise resource planning system and we believe we will begin realizing the benefits of this new system in our North American magnet wire and distribution segment.

In our European magnet wire and distribution segment, we plan to continue with the consolidation of our U.K. distribution business and broaden the deployment of our internally-produced enamels across all six of our European manufacturing facilities. We are also evaluating a possible realignment of our magnet wire production in Europe.

Continued product innovation and development:    We are committed to continuously improving and developing our product offerings in our core business segments. We operate research and development facilities dedicated to improving our product quality and to controlling our cost structure. Research and development efforts in our communications cable segment are primarily focused on product cost-reduction activities and the development of fiber optic and premises product lines. Our magnet wire metallurgical and chemical labs are focused on the development of magnet wire metal properties and processing qualities. We also focus on the enhancement of enamels and their application in the magnet wire manufacturing process.

RECENT DEVELOPMENTS

Copper is the primary raw material we use in the manufacture of our products and we currently expect to purchase approximately 800 million pounds of copper in 2006. A majority of our sales are pursuant to customer arrangements which provide for adjustments in pricing to take into account changes in the cost of copper. Over the past two and a half years, the spot price of copper has escalated rapidly, increasing from an average COMEX daily spot price of $0.88 per pound in October 2003, to $2.17 per pound in December 2005. Copper prices have increased even more rapidly during 2006, with the COMEX daily spot price for copper increasing to an average of $2.97 per pound in April 2006 and fluctuating from a low of $2.13 per pound to a high of $4.08 per pound through May 25, 2006. At May 25, 2006, the COMEX spot price per pound of copper was $3.90. Copper LME prices have experienced similar increases and fluctuations.

While we have not experienced a material negative impact to date as a result of rising copper prices, as described below under "Risk factors—Risks to our business related to copper", this recent and, in our experience, unprecedented increase in copper prices along with the potential for dramatic increases and decreases in future copper prices, may have adverse effects on our business, including the following:

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Exposing our businesses to additional copper hedging risks

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Reducing customer demand for our products

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Increasing our need for working capital to finance inventory and receivables

We constantly monitor the impact of copper prices on our businesses. We engage in hedging and copper purchase strategies in an attempt to minimize the commodity price risk associated with copper and we recently amended our credit facility to increase our available credit to meet our increasing working capital needs. However, there is no assurance that these measures will be sufficient to mitigate the impact of rising or volatile copper prices. The high level of copper prices and the magnitude of copper price changes increase our exposure to hedging risks. Furthermore, our markets have rarely experienced copper costs at current levels and there can be no assurance that continued high copper prices will not have other unanticipated negative impacts.

OUR CORPORATE INFORMATION

Our principal executive offices are located at 150 Interstate North Parkway, Atlanta, GA, 30339, and the telephone number at that address is (770) 657-6000. Our Web site is located at www.superioressex.com. The information on our Web site is not part of this prospectus supplement.

The offering

Common stock offered by us	2,700,000 shares
Over-allotment option	405,000 shares
Common stock outstanding after this offering	20,126,271 shares (20,531,271 shares if the underwriters exercise the over-allotment option in full)
Nasdaq National Market Symbol	SPSX
Use of proceeds	We intend to use the net proceeds from this offering to reduce outstanding borrowings under our senior secured revolving credit facility, to fund our working capital needs due to rising copper costs, and for other general corporate purposes, including potential strategic acquisitions which we evaluate from time to time as part of our business strategy.
Dividend policy	We do not currently intend to declare dividends on our common stock in the foreseeable future.

Unless the context requires otherwise, the number of shares of our common stock to be outstanding after this offering is based on 17,426,271 shares outstanding as of May 24, 2006 and excludes 1,650,699 shares issuable upon the exercise of options, vesting of contingent performance stock awards and conversion of restricted stock units held by our directors and officers which were outstanding as of that date.

Summary consolidated financial and other data

Set forth below are selected financial data of Superior Essex and our predecessor, Superior TeleCom. As a result of the plan of reorganization described below and in more detail under "Management's discussion and analysis of financial condition and results of operations—General—Chapter 11 filing and reorganization," we acquired the business formerly conducted by Superior TeleCom and its subsidiaries. This information should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere herein and "Management's discussion and analysis of financial condition and results of operations" below. The selected historical consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003 are derived from the audited consolidated financial statements of Superior Essex. The selected historical consolidated financial data for the period January 1, 2003 to November 10, 2003, are derived from the audited consolidated financial statements of Superior TeleCom. The selected historical consolidated financial data as of, and for the three months ended, March 31, 2006 and 2005 are derived from the unaudited consolidated financial statements of Superior Essex. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2006.

The pro forma combined statement of operations data for the year ended December 31, 2003 is derived from the application of pro forma adjustments to the historical statements of operations of Superior TeleCom for the period January 1, 2003 to November 10, 2003 as if the effective date of Superior TeleCom's plan of reorganization was January 1, 2003. The pro forma combined statement of operations data for the year ended December 31, 2003 includes our historical results for the period November 11, 2003 to December 31, 2003 combined with the pro forma results of operations of Superior TeleCom for the period January 1, 2003 to November 10, 2003. The pro forma statement of operations data should be read in conjunction with the unaudited pro forma consolidated statement of operations and related notes thereto included in this prospectus supplement. The pro forma statement of operations data is not necessarily indicative of the results of operations that would have actually occurred had the plan of reorganization been consummated as of January 1, 2003.

Superior TeleCom and certain of its U.S. subsidiaries filed for bankruptcy protection on March 3, 2003. Superior TeleCom's plan of reorganization was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. The historical consolidated financial statements of Superior TeleCom included herein and incorporated by reference have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 3, 2003, in accordance with AICPA Statement of Position 90-7. As of November 10, 2003, the effective date of the plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for Superior TeleCom is not comparable to our financial information for periods after November 10, 2003.

							Superior TeleCom Inc.
	Superior Essex Inc.
						Superior Essex Inc.
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Combined Year Ended December 31, 2003(b)		Period January 1, 2003 to November 10, 2003
						Period November 11, 2003 to December 31, 2003(b)
	2006(a)(b)	2005(b)	2005(a)(b)	2004(b)

	(in thousands, except per share data)
Statement of Operations Data:
Net sales
Communications cable	$186,573	$151,964	$678,669	$530,370	$340,210	$41,552	$298,658
North American magnet wire and distribution	233,537	175,690	715,706	569,162	442,473	54,497	387,976
European magnet wire and distribution	138,609	8,850	105,786	42,265	33,642	4,358	29,284
Copper rod	92,975	66,784	294,805	282,844	171,713	26,002	145,711

	651,694	403,288	1,794,966	1,424,641	988,038	126,409	861,629
Cost of goods sold	593,245	361,367	1,621,484	1,286,050	872,387	116,354	764,311

Gross profit	58,449	41,921	173,482	138,591	115,651	10,055	97,318
Selling, general and administrative expenses	(35,612)	(25,473)	(109,693)	(92,864)	(81,237)	(10,284)	(71,969)
Restructuring and other charges	(781)	(452)	(1,121)	(2,030)	(6,739)	(1,184)	(5,555)
Asset impairment charges	—	(2,306)	(2,306)	—	(3,083)	—	(3,083)
Gain on sale of product line	—	10,355	10,355	—	—	—	—

Operating income (loss)	22,056	24,045	70,717	43,697	24,592	(1,413)	16,711
Interest expense	(8,078)	(7,073)	(28,718)	(26,334)	(18,282)	(2,650)	(26,659)
Gain on sale of investment	5,788	—	—	—	—	—	—
Other income (expense), net	198	115	(449)	69	(436)	349	(785)
Reorganization items	—	—	—	—	—	—	890,729

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and extraordinary gain	19,964	17,087	41,550	17,432	5,874	(3,714)	879,996
Income tax benefit (expense)	(7,703)	(7,106)	(10,079)	(6,944)	(2,564)	1,271	2,759

Income (loss) before distributions on preferred securities of Superior Trust I, minority interest and extraordinary gain	12,261	9,981	31,471	10,488	3,310	(2,443)	882,755
Distributions on preferred securities of Superior Trust I	—	—	—	—	—	—	(5,050)
Minority interest in (earnings) loss of subsidiaries	(33)	—	441	—	—	—	—

Income (loss) before extraordinary gain	12,228	9,981	31,912	10,488	3,310	(2,443)	877,705
Extraordinary gain	871	—	—	—	—	—	—

Net income (loss)	$13,099	$9,981	$31,912	$10,488	$3,310	$(2,443)	$877,705

Income (loss) per share of common stock:
Basic:
Income (loss) before extraordinary gain	$0.73	$0.60	$1.92	$0.63	$0.20	$(0.15)	$40.25
Extraordinary gain	0.05	—	—	—	—	—	—

Net income (loss)	$0.78	$0.60	$1.92	$0.63	$0.20	$(0.15)	$40.25

Diluted:
Income (loss) before extraordinary gain	$0.71	$0.59	$1.88	$0.63	$0.20	$(0.15)	$34.43
Extraordinary gain	0.05	—	—	—	—	—	—

Net income (loss)	$0.76	$0.59	$1.88	$0.63	$0.20	$(0.15)	$34.43

	Superior Essex Inc.
		December 31,
	March 31, 2006(a)(b)
		2005(a)(b)	2004(b)	2003(b)

	(in thousands)
Balance Sheet Data:
Current assets	$646,635	$541,539	$349,983	$254,602
Current liabilities(c)	282,859	270,975	154,446	136,820
Total assets	927,632	828,192	630,971	486,925
Total long term debt(c)(d)	346,690	279,226	262,444	157,000
Total debt(d)	362,006	313,844	293,229	199,755
Total stockholders' equity	225,434	205,653	174,198	163,892
	Superior Essex Inc.						Superior TeleCom Inc.
						Superior Essex Inc.
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Combined Year Ended December 31, 2003
						Period November 11, 2003 to December 31, 2003(b)	Period January 1, 2003 to November 10, 2003
	2006(a)(b)	2005(b)	2005(a)(b)	2004(b)

	(in thousands, except per pound data)
Other Data:
EBITDA(e)	$35,542	$29,928	$94,629	$65,818	$42,656	$1,510	$931,769
Depreciation and amortization	6,662	5,768	23,920	22,052	18,500	2,574	25,114
Capital expenditures	7,889	3,149	19,490	15,344	4,577	1,739	2,838
Average daily COMEX price per pound of copper(f)	2.25	1.47	1.68	1.29	0.81	0.96	0.79

(a)
On October 21, 2005, we acquired Nexans' magnet wire operations in Europe through formation of a corporate joint venture, Essex Nexans, a French holding company, combining our U.K. magnet wire business and Nexans' European magnet wire and enamel businesses. We own 60% of the joint venture and Nexans has a 40% minority ownership.

(b)
As of November 10, 2003, the effective date of the plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh-start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical financial information for Superior TeleCom is not comparable to our financial information for periods after November 10, 2003.

(c)
Prior to March 31, 2006, current liabilities includes amounts outstanding under our senior secured revolving credit facility in accordance with Emerging Issues Task Force Issue 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement. In April 2006, we amended and restated our senior secured revolving credit facility. Based on the terms of the amended and restated agreement and the provisions of Statement of Financial Accounting Standards ("SFAS") No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the balance of the senior secured revolving credit facility as of March 31, 2006 was reclassified as long-term debt.

(d)
Mandatorily redeemable preferred stock totaling $5 million at March 31, 2006 and December 31, 2005, 2004 and 2003 has been classified as long-term debt in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

(e)
EBITDA means net income (loss) before (i) interest, (ii) income tax expense (benefit) and (iii) depreciation and amortization. EBITDA is a performance metric we use and which is used by other companies. Management believes that EBITDA is a useful adjunct to net income (loss) and other measurements under generally accepted accounting principles ("GAAP") because it is a meaningful measure of a company's performance, as interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness, capital purchasing practices and interest rates. We have included below a presentation of the GAAP financial measure most directly comparable to EBITDA, which is net income (loss), as well as a reconciliation of EBITDA to net income (loss). EBITDA should be considered in addition to, and not as a substitute for, net income (loss) or operating income (loss) in accordance with GAAP as a measure of operating performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity. EBITDA as used by us may not be comparable to similarly titled measures used by other companies.

(f)
Copper is one of the principal raw materials used in our wire and cable product manufacturing. Fluctuations in the price of copper affect per unit product pricing and related revenues and our working capital. See "Risk factors—Risks to our business related to copper."

EBITDA reconciles to net income (loss) as follows:

	Superior Essex Inc.
						Superior Essex Inc.	Superior TeleCom Inc.
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Combined Year Ended December 31, 2003
						Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	2006	2005	2005	2004

	(in thousands)
Net income (loss)	$13,099	$9,981	$31,912	$10,488	$3,310	$(2,443)	$877,705
Interest expense and distributions on preferred securities	8,078	7,073	28,718	26,334	18,282	2,650	31,709
Income tax expense (benefit)	7,703	7,106	10,079	6,944	2,564	(1,271)	(2,759)
Depreciation and amortization	6,662	5,768	23,920	22,052	18,500	2,574	25,114

EBITDA	$35,542	$29,928	$94,629	$65,818	$42,656	$1,510	$931,769

EBITDA as presented reflects the impact of various income and expense items as follows:

	Superior Essex Inc.						Superior TeleCom Inc.
						Superior Essex Inc.
	Three Months Ended March 31,		Year Ended December 31,		Pro Forma Combined Year Ended December 31, 2003
						Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	2006	2005	2005	2004

	(in thousands)
Expense (income):
Restructuring and other charges	$781	$452	$1,121	$2,030	$6,739	$1,184	$5,555
Non-cash equity-based compensation	1,279	595	3,493	2,057	1,045	115	930
Gain on sale of product line	—	(10,355)	(10,355)	—	—	—	—
Gain on sale of investment	(5,788)	—	—	—	—	—	—
Minority interest in subsidiaries	33	—	—	—	—	—	—
Extraordinary gain	(871)	—	—	—	—	—	—
Transition costs association with acquisitions	—	—	—	2,416	—	—	—
Reorganization items	—	—	—	—	—	—	(890,729)
Asset impairment charges	—	2,306	2,306	—	3,083	—	3,083
Special bad debt provision due to customer insolvency	951	—	1,980	—	—	—	—
Other, net	—	—	341	(898)	63	21	42

Total	$(3,615)	$(7,002)	$(1,114)	$5,605	$10,930	$1,320	$(881,119)

Risk factors

Investing in our securities involves substantial risk. You should carefully consider all the information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, prior to making a decision to participate in the offering. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Forward-looking statements."

RISKS TO OUR BUSINESS RELATED TO COPPER

Copper is the primary raw material we use in the manufacture of our products and we currently expect to purchase approximately 800 million pounds of copper in 2006. A majority of our sales are pursuant to customer arrangements which provide for adjustments in pricing to take into account changes in the cost of copper. Over the past two and a half years the spot price of copper has escalated rapidly, increasing from an average COMEX daily spot price of $0.88 per pound in October 2003 to $2.17 per pound in December 2005. Copper prices have increased even more rapidly during 2006, with the COMEX daily spot price for copper increasing to an average of $2.97 per pound in April 2006 and fluctuating from a low of $2.13 per pound to a high of $4.08 per pound through May 25, 2006. At May 25, 2006, the COMEX spot price per pound of copper was $3.90. Copper LME prices have experienced similar increases and fluctuations. These recent and, in our experience, unprecedented increases in copper prices may have material adverse effects on our business, including those described below:

We may be unable to adequately hedge risks related to volatility, including declines, in copper pricing, which may have a material adverse effect on our business.

Approximately one-half of our communications cable segment sales are to telecommunications company customers pursuant to multi-year agreements under which the price of the copper component of our communications cable products is fixed for each quarter based on a preceding quarterly average of copper prices, as described below under "Business—Summary of certain customer and raw material agreements." As a result, the price of the copper component of our product billed to customers may be different than the current price of copper at the time of sale and we may not be able to match the price billed with the copper cost component of the inventory shipped. To minimize this risk, we forward price copper purchases with our suppliers based on forecasted demand. Volatility in the price of copper, among other factors, may adversely impact our ability to accurately forecast demand and have a material adverse impact on our results of operations. For example, if copper prices decline rapidly, actual demand may be less than forecasted demand as customers may reduce or delay purchases in anticipation of future contractual sales price reductions. As a result, the cost of inventory, including the cost of copper acquired under forward purchase agreements, may exceed the current or expected selling price of the product and may result in reduced profitability or even operating losses. In addition, rapid increases in copper prices can impact operating results in the short term if actual demand exceeds forecasted demand because customers may accelerate orders in advance of expected future contractual sales price increases to take advantage of existing copper prices. While we did not experience a material negative impact from this situation in 2005 and to date in 2006, our results in the second quarter of 2004 were negatively impacted due to accelerated orders by some communications cable customers in the first quarter of 2004 in anticipation of future contractual price adjustments related to increased copper costs.

Certain of our North American and European magnet wire business customers frequently fix the copper cost component of future committed purchases. See "Business—Summary of certain customer and raw material agreements." We utilize COMEX or LME fixed price futures contracts to minimize the commodity price risk associated with these sales. If copper prices decline rapidly, the risk that our customers may default on their committed purchases may increase. As a result we may incur losses on our COMEX or LME futures contracts or be required to take delivery of copper inventory at prices in excess of then-current copper prices.

In addition to the above, we maintain finished goods inventories, particularly with respect to our distribution customers, to meet near term expected demand. Pricing for the sale of these inventories is generally based on current copper prices or the average COMEX or LME price for the prior month. Rapid declines in the price of copper may result in our inventories being carried at costs in excess of net realizable value and may have an adverse effect on our results of operations.

Increases in copper prices may reduce customer demand for our products which may have a material adverse effect on our business.

As our product prices increase due to rises in copper prices, customers, particularly in our communications business, may more quickly exceed their capital budgets for a particular period and reduce the funds available for the purchase of our products. Additionally, as pricing for our copper-based products increases, particularly in our communications business, alternative products, such as fiber optic cable, may become more price competitive with our copper OSP cable and certain other copper-based communications products and demand for such products may be materially adversely affected as described below under "—Other Risks Relating to Our Business."

Increases in copper prices will increase our need for working capital.

As the price of copper increases, our working capital requirements increase. Average COMEX copper prices increased 30% in 2005 from an average of $1.29 per pound in 2004 to $1.68 per pound in 2005. In 2005, we experienced an estimated increase in our working capital financing requirements of approximately $30 to $35 million as a result of increases in copper prices. We have experienced further increases in our working capital requirements in 2006 and expect such increases to continue based on current copper price levels. Increases in our working capital requirements can materially adversely impact our results of operations, our cash flow and our available liquidity to fund other business needs. Furthermore, there is no assurance we would be able to finance additional working capital requirements or finance such working capital requirements on favorable terms. If we were unable to obtain financing on favorable terms, our business and results of operations may be materially adversely affected. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" below.

Increases in copper prices may increase credit and default risk with respect to our customers.

Increases in the price of our products as copper prices rise may place additional demands on the working capital and liquidity needs of our customers. Accordingly, our customers' cash flow may be negatively impacted which may have an adverse effect on the timing and amount of payment of our accounts receivable.

Shortages or disruptions in the availability of copper could have a material adverse effect on our business.

Foreign economies have been consuming an increasing proportion of worldwide copper production resulting in a reduction of copper stock levels held in COMEX and LME warehouses and sold through merchants. These macro-economic factors, together with labor and other business interruptions experienced by certain copper suppliers, have contributed to periodic shortages of supply of copper and such shortages may increase in the future. Furthermore, there are a limited number of copper suppliers. If we are unable to maintain good relations with our copper suppliers or if there are any business interruptions at our copper suppliers, we may not have access to a sufficient supply of copper. Although we have not experienced any shortages during recent years that have had a significant impact on our operations, no assurance can be given that we will be able to procure adequate supplies of copper and copper rod to meet our future production needs and customer demand, which could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our copper rod from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

OTHER RISKS RELATED TO OUR BUSINESS

Our net sales, net income and growth depend largely on the economies in the geographic markets that we serve.

Many of our customers use our products as components in their own products, systems or networks or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on new construction, maintaining or reconfiguring their communications network, information technology, automobiles and automotive components, industrial manufacturing assets and power transmission and distribution infrastructures. If the U.S., European or other economies were to weaken, as occurred in the period from 2000 to 2003, many companies could significantly reduce their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures could slow considerably. This could cause a material adverse effect on our business, revenues and results of operations.

The increased use of fiber optic cable in the "local loop" may reduce the market for copper OSP products.

Through our communications cable segment, we are the largest supplier, based on sales, of copper OSP cables used by the RBOCs and other telephone companies in the "local loop" portion of the telecommunications infrastructure. Copper OSP is the communications cable segment's largest product group. However, fiber optic cable, which provides improved bandwidth and transmission speeds as compared to copper cable, has been increasingly deployed in the local exchange network over the past several years. Certain RBOCs have and are continuing to significantly increase the use of fiber optic cable further downstream in their networks, in some cases all the way to the premises. While we believe that ultimately the transition from copper toward fiber optic cable will be evolutionary, it is possible that the rate of fiber optic replacement will accelerate significantly, which could significantly decrease the demand for our copper OSP cable. This decrease could result in a significant decline in sales of copper OSP cable, which would adversely impact our business, revenues and results of operations.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or increase in the cost of copper based systems could make fiber optic systems superior on a price performance basis to copper communications systems and may have a material adverse effect on our business. The superior technological characteristics of fiber optic cable have caused companies increasingly to deploy it in the local loop. Also, competitive alternatives to traditional telephone service, such as wireless and cable telephony and VoIP services, have had a negative impact on the demand for copper OSP wire and cable, and these threats are expected to increase. While we sell fiber optic cable and components and cable that is used in certain wireless applications, if fiber optic systems or wireless technology were to significantly erode the markets for copper based communications systems, our sales of fiber optic cable and products for wireless applications would likely not be sufficient to offset any decrease in sales or profitability of other products that may occur.

Spending reductions by the telephone industry could adversely affect our business.

Our largest customer segments for the communications cable segment are the RBOCs and major independent telephone operating or holding companies. Approximately 68% of the 2005 sales of the communications cable segment are attributable to these customers. Beginning in the second half of 2001 and continuing through 2006, the RBOCs and the independent telephone companies substantially reduced their capital expenditure levels as compared to periods prior to 2001, including substantial reductions in purchases of the communications cable products that we supply. Further reductions in demand could lead to a substantial decrease in our revenues and results of operations.

Declines in access lines, including a decline in the new start housing market, could adversely affect our business.

A decrease in access lines to homes and businesses could have a negative impact on our business. Competitive alternatives, such as wireless and cable telephony, digital subscriber lines or "DSL", VoIP services, and cable modems have resulted in a loss of access lines and subscribers. Furthermore, the demand for access lines is impacted by new housing starts. Any negative access line growth resulting from these factors could result in reductions in capital spending by the telephone industry and in the demand for our communications cable products.

Migration of magnet wire demand to China may adversely affect our business.

Our business may suffer due to the migration of magnet wire demand to China. Our magnet wire and distribution segments' principal product is magnet wire, which is used primarily in motors for industrial, automotive, appliance and other applications. We currently service the North American and European markets, with limited sales elsewhere. Several of our major magnet wire customers have shifted, or have plans to shift, certain levels of product manufacturing to China. There can be no assurance that we will be able to successfully compete in China and/or offset any loss of business that may result from declining demand for our products in North America and Europe from this shift of customer requirements to China.

We may not complete our new China manufacturing facility on time, or at all, and may not be able to operate the China facility successfully, any of which may adversely affect our business.

We are currently constructing a wholly owned "Greenfield" manufacturing facility in China to produce magnet wire for sale to customers with China-based operations. We expect the first phase of the facility to be operational in the fourth quarter of 2006, and estimate capital expenditures for this phase of the project to be approximately $26 million. We currently expect to expand the facility to add capacity at a further cost of an estimated $5 million to $8 million of additional capital expenditures, which we project will be completed in 2007. We face all the risks inherent in building a new facility in a new market, particularly in an emerging market like China where we have not previously constructed facilities or operated them, including such risks as those arising from:

  –>
  unexpected legal, regulatory or governmental requirements or approvals;

  –>
  operating in a market with a less developed supply chain, transportation and distribution infrastructure;

  –>
  unfavorable political or economic factors;

  –>
  difficulties in recruiting and retaining personnel; and

  –>
  managing international operations.

There can be no assurance that we will be successful in completing the production facilities in China or completing them on the timetable that we currently expect.

Fluctuations in the supply of certain non-copper raw materials and energy could harm our business.

In addition to copper, raw materials we use in the manufacture of our communications cable products include aluminum, bronze, steel, optical fibers and plastics, such as polyethylene and polyvinyl chloride. Additionally, natural gas is a key energy source used in the manufacture of magnet wire. The natural disasters that hit the Gulf Coast region of the United States in 2005 had a significant effect on natural gas supply and on raw material producers located in the region and those which rely on oil and gas or raw materials produced in the region. In 2005 certain of our raw material suppliers declared force majeure and instituted significant surcharges for energy and other costs. The markets for these key raw materials as well as certain chemicals used in producing enamels are extremely tight and are forecasted to remain so for the near term. There can be no assurance that we will be able to procure adequate supplies of our essential raw materials to meet our future needs or that we can increase prices for our products in amounts sufficient to offset increases in the costs of raw materials, energy and freight.

Our inability to compete with other manufacturers in the wire and cable industry could harm our business.

The market for wire and cable products is highly competitive. Each of our businesses competes with at least one major competitor. Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and otherwise, than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could adversely affect our business, revenues and results of operations.

Our customer base in our copper rod segment is highly concentrated and a loss of a major customer of our copper rod products could substantially impact the financial performance of that segment.

Our customer base for our copper rod segment is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any year in that segment. In particular, our largest customer in the copper rod segment accounted for 45% and 36% of the copper rod segment's net sales for the years ended December 31, 2005 and 2004, respectively. This customer, a large automotive industry supplier, has a filed voluntary petition for business reorganization under chapter 11 of the U.S. Bankruptcy Code. If this customer's financial condition were to deteriorate, resulting in an impairment of its ability to emerge from bankruptcy or continue to purchase copper rod or make payments for existing purchases our copper rod business, the loss of or reduced demand for products or related services from this customer could have a material adverse effect on our business, revenues and results of operations.

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

Our outstanding debt as of March 31, 2006 was $362.0 million. We may also incur additional debt from time to time to finance working capital, acquisitions, capital expenditures and other general corporate purposes. Our indebtedness could have important consequences to holders of our common stock. For example, it could:

  –>
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, research and development efforts and other general corporate purposes;

  –>
  increase the amount of interest expense that we have to pay, because we increase the principal amount or because some of our borrowings (approximately $81.8 million as of March 31, 2006) are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

  –>
  increase our vulnerability to adverse general economic or industry conditions;

  –>
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

  –>
  place us at a competitive disadvantage compared to competitors that have less debt.

We may be unable to meet our covenant obligations under our senior secured revolving credit facility which could adversely affect our business.

Our operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing. Our senior secured revolving credit facility contains covenants that we may not be able to meet. If we cannot meet these covenants, events of default would arise, which could result in payment of the applicable indebtedness being accelerated and a cross default to our other indebtedness. In addition, if we require working capital greater than that provided by our senior secured revolving credit facility, we may be required either to (1) seek to increase the availability under the senior secured revolving credit facility, (2) obtain other sources of financing or (3) reduce our operations. There can be no assurance that any amendment of our senior secured revolving credit facility or replacement financing would be available on terms that are favorable or acceptable to us. Moreover, there can be no assurance that we will be able to obtain an acceptable new credit facility upon expiration of our senior secured revolving credit facility or that the terms of any such new credit facility would be acceptable.

We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our business, revenues and results of operations could be adversely affected.

Declining returns in the investment portfolio of our defined benefit plans may require us to increase cash contributions to the plans.

Funding for the defined benefit pension plans we sponsor is based upon the funded status of the plans and a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. Benefit accruals under our defined benefit pension plans for salaried employees and for eligible employees who are not included in a unit of employees covered by a collective bargaining agreement were frozen as of January 22, 2004. Due to declining returns in the investment portfolio of our U.S. defined benefit pension plans in recent years, our U.S. defined benefit plans were underfunded as of December 31, 2005 by approximately $37.9 million, based on the actuarial methods and assumptions utilized for purposes of FAS 87. Our required cash contributions for 2006 are expected to be approximately $8.7 million. In the event that actual results differ negatively from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and against earnings and increase our required cash contributions.

If we are unable to retain senior management, our business operations could be adversely affected.

Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team, and the process of integrating their replacements, could severely disrupt our operations.

Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

Approximately 21% of our U.S. employees are represented by various labor unions, all of which work in our North American magnet wire and distribution segment. Labor agreements covering approximately 10% of our U.S. employees (19% of our North American magnet wire and distribution employees) expire during 2006. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and results of operations.

We may not be able to realize the benefits of the Essex Nexans transaction.

If we are not able to effectively integrate the operations and personnel of our U.K magnet wire business and the acquired Nexans European magnet wire business in a timely and efficient manner we may not realize the synergies expected from the transaction. In particular, if the integration is not successful, we may not realize the anticipated cost savings or other benefits of combining our U.K. magnet wire business with the Nexans European magnet wire business. In addition, to realize all the benefits of the transaction, we must manage the resulting larger European operations while continuing to manage our business in the United States. We cannot assure you that combining our U.K. magnet wire business and the Nexans European magnet wire business, even if achieved in an efficient and timely manner, will result in combined results of operations and financial condition superior to those that we could have achieved without the transaction. The diversion of management's attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on our business, revenues and results of operations.

The designation of Essex Nexans as an unrestricted subsidiary under our 9% note indenture and exclusion of Essex Nexans as a subsidiary under our credit agreement may have an adverse impact on our operations.

In order to assure continued compliance with the indenture governing the 9% senior notes, we have designated Essex Nexans as an "unrestricted subsidiary" under that indenture, meaning that Essex Nexans is not subject to many of the covenants under that indenture. In addition, Essex Nexans is not considered a "subsidiary" subject to the restrictions under our credit facility. As a result, we and Essex Nexans must operate as separate business entities, which can have a number of implications, including the following:

  –>
  We cannot fully integrate the operations of Essex Nexans with that of Superior Essex Inc. and our other subsidiaries and as a result, the costs of operating Essex Nexans may be higher and the expected operational synergies may not occur.

  –>
  If Essex Nexans were to require additional capital, we could contribute capital only if we could meet the tests for restricted payments or permitted investments under our indenture and our senior secured revolving credit facility. Thus, Essex Nexans may be entirely reliant on its own sources of working capital to fund its operations that may limit its ability to pursue strategic growth opportunities, including acquisitions.

  –>
  Borrowings under our credit facility are not available to fund the operation of Essex Nexans, and generally speaking we are not able to guarantee its debt. As a result, Essex Nexans must rely on its own credit, which could increase our consolidated borrowing costs and could otherwise adversely affect our business and results of operations.

  –>
  In the event contributions are needed to fund losses at Essex Nexans, any payments we make could deplete our restricted payments and permitted investment capacity under our indenture and senior secured revolving credit facility, preventing those sources from being available for other uses.

  –>
  Essex Nexans is under no obligation to make distributions to us.

  –>
  Despite the separation of the operations, if Essex Nexans is not successful, it could have a material adverse effect on the perception of Superior Essex Inc. and our North American magnet wire business and its prospects in the eyes of customers, employees, suppliers, creditors and vendors.

Essex Nexans' dependence on its continuing relationship with Nexans may expose Essex Nexans to additional risks to its operations.

Essex Nexans has a number of continuing relationships with Nexans, including exclusive arrangements for the purchase of Essex Nexans' pre-drawn wire needs through 2008, exclusive arrangements for the purchase of copper rod in France and a significant majority of its copper rod needs in Germany through 2008, leases of manufacturing facilities in shared locations with Nexans at Chauny and Bramsche and research and development services. If Nexans does not provide these goods and services, Essex Nexans may be required to obtain these goods and services from other sources or internally develop the capability to provide these goods and services. We may be unable to obtain or provide such goods and services at the same or similar costs and terms as those provided by Nexans, and the Essex Nexans business, revenues and results of operations could be adversely affected.

In addition, Essex Nexans has a factoring agreement with a third-party financial institution pursuant to which Essex Nexans may assign eligible accounts to the factoring institution in exchange for advances on the anticipated customer collections on the assigned receivables. The factoring agreement provides that the financing party can terminate the arrangement if Nexans' equity interest in Essex Nexans falls below established thresholds. If the factoring agreement were terminated, we may be unable to gain access to additional financing on favorable terms and the Essex Nexans business, revenues and results of operations could be adversely affected.

Consent of Nexans may be required for certain actions we believe are necessary or desirable for us and/or Essex Nexans, including transactions with us which represent a conflict transaction under French law, an increase or reduction in capital of Essex Nexans, certain sales or dispositions of Essex Nexans production assets to us, a merger of Essex Nexans or joint ventures or strategic alliances in which Essex Nexans is not the controlling entity. If consent is withheld, we may be unable to pursue strategies we believe to be in our best interests.

Our revenues, operating income and net income are subject to quarterly and seasonal fluctuations due to the seasonal nature of our business, which makes it more difficult for investors and analysts to make meaningful comparisons of our interim quarterly results.

We experience seasonal fluctuations in our revenues, operating income and net income in the third and fourth fiscal quarters due to the following factors:

  –>
  seasonal reductions in demand by our communications cable segment customers during cold weather seasons in North America;

  –>
  year end holiday related plant shutdowns of major OEM customers of our magnet wire and distribution segments; and

  –>
  seasonal decrease in sales volumes in Europe during the summer holiday season, which impacts our European magnet wire and distribution segment.

Due to the seasonal nature of our business, our interim financial results are typically not indicative of results for the entire fiscal year.

Our current financial information is not comparable to our historical financial condition and results of operations.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. We are also subject to the fresh-start reporting prescribed by GAAP and our financial statements for periods subsequent to November 10, 2003 reflect the application of these rules. Accordingly, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in the historical financial statements of Superior TeleCom, which may make it difficult for you to assess our future prospects based on historical performance.

RISKS RELATING TO OUR COMMON STOCK

We cannot assure you as to the market price for our common stock.

Our common stock is listed on the Nasdaq National Market under the trading symbol SPSX. The market price of our common stock will be subject to significant fluctuation in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, conditions in the economy in general or in the wire and cable industry in particular, copper commodity prices and other factors beyond our control. No assurance can be given as to the market price for our common stock.

Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends for the foreseeable future.

We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, covenants in our debt instruments restrict our ability to pay cash dividends and may prohibit the payment of non-cash dividends and certain other payments. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions of our certificate of incorporation and bylaws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of preferred stock and limiting the ability of stockholders to nominate directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are based on current expectations, estimates and forecasts about us, our future performance, the industries in which we operate and our liquidity. In addition, other written and oral statements that constitute forward-looking statements may be made by us or on our behalf. Such forward-looking statements include statements regarding expected financial results and other planned events, including, but not limited to, anticipated liquidity and capital expenditures. Words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," "plan," "seek," "target," "goal," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. These risks and uncertainties include the impact of the following:

–>
General economic, business and industry conditions;

–>
Increases and volatility in the price of copper;

–>
Spending reductions by the telecommunications industry;

–>
Competition, including from other wire and cable manufacturers and other alternative sources and technologies such as fiber optics;

–>
Increases or decreases in sales due to contract losses or gains as expirations, renewals and rebidding efforts occur;

–>
Rapid product and technology development, particularly in the telecommunications industry;

–>
Market acceptance of new products and continuing product demand;

–>
Production and timing of customer orders;

–>
The migration of magnet wire demand to China and other countries;

–>
Fluctuations in the supply, availability and pricing of non-copper principal raw materials, natural gas, fuel and freight;

–>
Our significant level of indebtedness and debt covenant requirements;

–>
The potential need for and availability of additional sources of capital and liquidity, including the effects of increased copper prices on working capital;

–>
Our ability to integrate the operations of our European magnet wire joint venture and attain the expected benefits of the transaction and to identify, finance and integrate other acquisitions;

–>
Our ability to successfully construct and operate a magnet wire facility in China;

–>
Changes in short-term interest rates and foreign exchange rates;

–>
Any deterioration in our labor relations;

–>
The volatility of the market price of our common stock; and

–>
Other risks and uncertainties, including those included under the caption "Risk factors".

Forward-looking statements should be considered in light of various important factors, including those set forth elsewhere in this prospectus supplement and the accompanying prospectus and our other filings with the SEC. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus supplement and the accompanying prospectus and in our other filings with the SEC.

Use of proceeds

The net proceeds from the sale of our common stock in this offering will be approximately $76.6 million, based on the public offering price of $30.00 per share, after deducting underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $88.2 million.

We expect to use our net proceeds to repay borrowings outstanding under our senior secured revolving credit facility, which amounted to $80.5 million as of May 25, 2006. We will use the remaining net proceeds, if any, for funding working capital needs due to rising copper costs, and for other general corporate purposes, including potential strategic acquisitions which we evaluate from time to time as part of our business strategy.

Our senior secured revolving credit facility, as amended and restated in April 2006, allows our subsidiaries, Superior Essex Communications and Essex Group, to borrow up to $225 million. Interest accrues on outstanding borrowings at an annual rate equal to, at the borrowers' option, LIBOR or a base rate, plus, in each case, an applicable margin, determined quarterly based on average borrowing availability, ranging from 1.00% to 2.00% for LIBOR loans and 0% to .75% for base rate loans. The weighted average interest rate was 6.87% at March 31, 2006. The amended and restated senior secured revolving credit facility expires on April 13, 2011.

Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment grade or government securities.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006:

–>
on an actual basis; and

–>
on an "as adjusted" basis to reflect our receipt of the estimated net proceeds from this offering of 2,700,000 shares of our common stock at the public offering price of $30.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses and giving effect to the repayment of borrowings under our senior secured revolving credit facility as described in "Use of Proceeds." The table below assumes no exercise of the underwriters' option to purchase an additional 405,000 shares of common stock.

The information presented in the table below should be read in conjunction with "Use of proceeds", "Summary consolidated financial and other data," "Selected historical consolidated financial and other data" and "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the notes thereto included in elsewhere in this prospectus supplement.

	March 31, 2006
	Actual	As adjusted for this offering

	(in thousands)
Cash and cash equivalents	$7,314	$16,969

Short-term debt:
Short-term borrowings	14,809	14,809
Current portion of long-term debt	507	507

Long-term debt:
Short-term borrowings refinanced—senior secured revolving credit facility(a)(b)	66,995	—
9% senior notes (net of discount of $5,811)	251,289	251,289
Series A redeemable preferred stock of subsidiary	5,000	5,000
8.975% subordinated note of Essex Nexans	13,646	13,646
Other	10,267	10,267

	347,197	280,202
Less current portion of long-term debt	507	507

	346,690	279,695

Total debt (including short-term)	362,006	295,011

Stockholders' equity:
Common stock, $.01 par value; 33,000,000 shares authorized; 17,406,319 shares issued at March 31, 2006 (20,106,319 shares issued as adjusted)(c)	174	201
Capital in excess of par value	174,780	251,403
Accumulated other comprehensive loss	(1,154)	(1,154)
Retained earnings	53,056	53,056
Treasury stock, at cost (78,304 shares at March 31, 2006)	(1,422)	(1,422)

Total stockholders' equity	225,434	302,084

Total capitalization	$587,440	$597,095

(a)
Indebtedness outstanding under our senior secured revolving credit facility does not include approximately $2.1 million of issued and outstanding letters of credit as of March 31, 2006.

(b)
As of May 25, 2006, indebtedness outstanding under our senior secured revolving credit facility was $80.5 million, excluding approximately $1.7 million of issued and outstanding letters of credit as of that date.

(c)
As of May 24, 2006 there were 17,426,271 shares of common stock outstanding, excluding 1,650,699 shares issuable upon the exercise of options, vesting of contingent performance stock awards and conversion of restricted stock units held by our directors and officers which were outstanding as of that date.

Price range of common stock

Our common stock is currently traded on the Nasdaq National Market under the trading symbol "SPSX". Our common stock was traded over the counter and quoted in the Pink Sheets beginning November 3, 2003 under the trading symbol "SESX.PK" and on the OTC Bulletin Board from February 25, 2004 until November 8, 2004 under the trading symbol "SESX.OB". The following table sets forth high and low bid prices for our common stock for the periods indicated:

	Price per share
	High	Low

2006:
Second Quarter (through June 6, 2006)	$34.93	$24.36
First Quarter	27.35	19.86
2005:
Fourth Quarter	20.45	16.25
Third Quarter	20.85	17.25
Second Quarter	18.49	15.07
First Quarter	19.30	16.57
2004:
Fourth Quarter	19.58	14.60
Third Quarter	14.66	13.25
Second Quarter	14.77	12.20
First Quarter	15.90	12.80

Our transfer agent is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

On May 24, 2006, there were 17,426,271 shares of our common stock issued and outstanding and there were approximately 143 record holders (exclusive of beneficial owners of shares held in street name or other nominee form) thereof. For a description of our common stock, including certain anti-takeover provisions, see "Description of Capital Stock" in the accompanying prospectus.

Dividend policy

We have paid no cash dividends on our common stock. We do not currently intend to declare cash dividends on our common stock in the foreseeable future. In addition, our senior secured revolving credit facility and the 9% senior notes indenture contain limitations on our ability to pay cash dividends on our common stock.

Unaudited pro forma consolidated statement of operations

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 is derived from the application of pro forma adjustments to the historical statements of operations of Superior TeleCom Inc. for the period January 1, 2003 to November 10, 2003 as if the effective date of the plan of reorganization was January 1, 2003. The pro forma combined statement of operations for the year ended December 31, 2003 include the historical results of operations of Superior Essex Inc. for the period November 11, 2003 to December 31, 2003 combined with the pro forma results of operations of Superior TeleCom for the period January 1, 2003 to November 10, 2003. The pro forma statement of operations should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The pro forma adjustments are described in the notes to the pro forma statement of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statement of operations is not necessarily indicative of the future results of operations of Superior Essex or results of operations of Superior Essex that would have actually occurred had the plan of reorganization been consummated as of January 1, 2003.

Superior Essex Inc. and Subsidiaries
Unaudited Pro Forma Consolidated
Statement of Operations
Year Ended December 31, 2003
(in thousands, except per share data)

	Superior TeleCom Inc. Period January 1, 2003 to November 10, 2003	Pro Forma Adjustments		Superior TeleCom Inc. Pro Forma Period January 1, 2003 to November 10, 2003	Superior Essex Inc. Period November 11, 2003 to December 31, 2003	Superior Essex Inc. Pro Forma Combined Year Ended December 31, 2003

Net sales	$861,629	—		$861,629	$126,409	$988,038
Cost of goods sold	764,311	$(8,278	)(a)	756,033	116,354	872,387

Gross profit	97,318	8,278		105,596	10,055	115,651
Selling, general and administrative expenses	71,969	(1,016	)(a)	70,953	10,284	81,237
Restructuring and other charges	5,555	—		5,555	1,184	6,739
Asset impairment charge	3,083	—		3,083	—	3,083

Operating income (loss)	16,711	9,294		26,005	(1,413)	24,592
Interest expense	(26,659)	26,659	(b)	(15,632)	(2,650)	(18,282)
		(15,632	)(c)
Other (expense) income, net	(785)	—		(785)	349	(436)

Income (loss) before reorganization items, income taxes and distributions on preferred securities of Superior Trust I	(10,733)	20,321		9,588	(3,714)	5,874
Reorganization items	890,729	(890,729	)(d)	—	—	—

Income (loss) before income taxes and distributions on preferred securities of Superior Trust I	879,996	(870,408)		9,588	(3,714)	5,874
Benefit (expense) for income taxes	2,759	(6,594	)(e)	(3,835)	1,271	(2,564)

Income (loss) before distributions on preferred securities of Superior Trust I	882,755	(877,002)		5,753	(2,443)	3,310
Distributions on preferred securities of Superior Trust I	(5,050)	5,050	(b)	—	—	—

Net income (loss)	$877,705	$(871,952)		$5,753	$(2,443)	$3,310

Net income (loss) per basic share of common stock	$40.25				$(0.15)	$0.20

Net income (loss) per diluted share of common stock	$34.43				$(0.15)	$0.20

Weighted average shares outstanding:
Basic	21,809				16,500	16,500
Diluted	25,640				16,500	16,500

The accompanying notes are an integral part of this pro forma consolidated financial statement.

Superior Essex Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2003

Pro Forma Adjustments

The following are descriptions of the pro forma adjustments related to the consummation of the plan of reorganization and adoption of fresh-start reporting, labeled (a) through (e), which have been reflected in the accompanying unaudited pro forma consolidated statement of operations:

  (a)
  To reflect the net change in the historical depreciation expense of Superior TeleCom resulting from the application of fresh-start reporting.

  (b)
  To reflect elimination of historical interest expense and distributions on the preferred securities of Superior Trust I.

  (c)
  To reflect interest expense on the senior secured revolving credit facility, the 9 1/2% senior notes, the series A preferred stock and the sale/leaseback finance obligation issued in connection with or assumed pursuant to the plan of reorganization. Pro forma interest expense with respect to the senior secured revolving credit facility is computed using the following assumptions: (i) an average outstanding balance of $50 million, (ii) 90% of the average outstanding borrowings are LIBOR-based loans and 10% are base-rate loans, and (iii) an applicable margin of 2.25% for LIBOR-based loans and 0.75% for base-rate loans.

  (d)
  To reflect elimination of reorganization items.

  (e)
  To reflect the net change between the historical income tax benefit and expected tax expense on the pro forma operations.

Selected historical consolidated financial and other data

Set forth below are selected financial data of Superior Essex and Superior TeleCom. As a result of the plan of reorganization described below and in more detail under "Management's discussion and analysis of financial condition and results of operations—General—Chapter 11 filing and reorganization," we acquired the business formerly conducted by Superior TeleCom and its subsidiaries. This information should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere herein and "Management's discussion and analysis of financial condition and results of operations" below. The selected historical consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003 are derived from the audited consolidated financial statements of Superior Essex. The selected historical consolidated financial data for the period January 1, 2003 to November 10, 2003 are derived from the audited consolidated financial statements of Superior TeleCom. The selected historical consolidated financial data as of, and for the three months ended, March 31, 2006 and 2005 are derived from the unaudited consolidated financial statements of Superior Essex. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2006.

Superior TeleCom and certain of its U.S. subsidiaries filed for bankruptcy protection on March 3, 2003. Superior TeleCom's plan of reorganization was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. The historical consolidated financial statements of Superior TeleCom included and incorporated by reference elsewhere herein have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 3, 2003, in accordance with AICPA Statement of Position 90-7. As of November 10, 2003, the effective date of the plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh-start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical financial information for Superior TeleCom is not comparable to our financial information for periods after November 10, 2003.

	Superior Essex Inc.					Superior TeleCom Inc.
	Three Months Ended March 31,		Years Ended December 31,		Period November 11, 2003 to December 31, 2003(b)	Period January 1, 2003 to November 10, 2003
	2006(a)(b)	2005(b)	2005(a)(b)	2004(b)

			(in thousands, except per share data)
Statement of Operations Data:
Net sales	$651,694	$403,288	$1,794,966	$1,424,641	$126,409	$861,629
Cost of goods sold	593,245	361,367	1,621,484	1,286,050	116,354	764,311

Gross profit	58,449	41,921	173,482	138,591	10,055	97,318
Selling, general and administrative expenses	(35,612)	(25,473)	(109,693)	(92,864)	(10,284)	(71,969)
Restructuring and other charges	(781)	(452)	(1,121)	(2,030)	(1,184)	(5,555)
Loss on asset sale and impairments	—	(2,306)	(2,306)	—	—	(3,083)
Gain on sale of product line	—	10,355	10,355	—	—	—

Operating income (loss)	22,056	24,045	70,717	43,697	(1,413)	16,711
Interest expense	(8,078)	(7,073)	(28,718)	(26,334)	(2,650)	(26,659)
Gain on sale of investment	5,788	—	—	—	—	—
Other income (expense), net	198	115	(449)	69	349	(785)
Reorganization items	—	—	—	—	—	890,729

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and extraordinary gain	19,964	17,087	41,550	17,432	(3,714)	879,996
Income tax benefit (expense)	(7,703)	(7,106)	(10,079)	(6,944)	1,271	2,759

Income (loss) before distributions on preferred securities of Superior Trust I, minority interest and extraordinary gain	12,261	9,981	31,471	10,488	(2,443)	882,755
Distributions on preferred securities of Superior Trust I	—	—	—	—	—	(5,050)
Minority interest in (income) losses of subsidiaries	(33)	—	441	—	—	—

Income (loss) before extraordinary gain	12,228	9,981	31,912	10,488	(2,443)	877,705
Extraordinary gain	871	—	—	—	—	—

Net income (loss)	$13,099	$9,981	$31,912	$10,488	$(2,443)	$877,705

Income (loss) per share of common stock:
Basic:
Income (loss) before extraordinary gain	$0.73	$0.60	$1.92	$0.63	$(0.15)	$40.25
Extraordinary gain	0.05	—	—	—	—	—

Net income (loss) per basic share of common stock	$0.78	$0.60	$1.92	$0.63	$(0.15)	$40.25

Diluted:
Income (loss) before extraordinary gain	$0.71	$0.59	$1.88	$0.63	$(0.15)	$34.43
Extraordinary gain	0.05	—	—	—	—	—

Net income (loss) per diluted share of common stock	$0.76	$0.59	$1.88	$0.63	$(0.15)	$34.43

Other Data:
Average daily COMEX price per pound of copper(e)	$2.25	$1.47	$1.68	$1.29	$0.96	$0.79

	Superior Essex Inc.
		December 31,
	March 31, 2006(a)(b)
		2005(a)(b)	2004(b)	2003(b)

	(in thousands)
Balance Sheet Data(b):
Current assets	$646,635	$541,539	$349,983	$254,602
Current liabilities(c)	282,859	270,975	154,446	136,820
Total assets	927,632	828,192	630,971	486,925
Total long term debt(c)(d)	346,690	279,226	262,444	157,000
Total debt(d)	362,006	313,844	293,229	199,755
Total stockholders' equity	225,434	205,653	174,198	163,892

(a)
On October 21, 2005, we acquired Nexans' magnet wire operations in Europe through formation of a corporate joint venture, Essex Nexans, a French holding company, combining our U.K. magnet wire business and Nexans' European magnet wire and enamel businesses. We own 60% of the joint venture and Nexans has a 40% minority ownership.

(b)
As of November 10, 2003, the effective date of the plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh-start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical financial information for Superior TeleCom is not comparable to our financial information for periods after November 10, 2003.

(c)
Prior to March 31, 2006, current liabilities includes amounts outstanding under our senior secured revolving credit facility in accordance with Emerging Issues Task Force Issue 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement. In April 2006, we amended and restated our senior secured revolving credit facility. Based on the terms of the amended and restated agreement and the provisions of Statement of Financial Accounting Standards ("SFAS") No. 6, Classification of Short-Term Obligations Expected to be Refinanced, the balance of the senior secured revolving credit facility as of March 31, 2006 was reclassified as long-term debt.

(d)
Mandatorily redeemable preferred stock totaling $5 million at March 31, 2006 and December 31, 2005, 2004 and 2003 has been classified as long-term debt in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

(e)
Copper is one of the principal raw materials used in our wire and cable product manufacturing. Fluctuations in the price of copper affect per unit product pricing and related revenues and our working capital. See "Risk factors—Risks to our business related to copper."

Management's discussion and analysis of financial condition and results of operations

GENERAL

Superior Essex, a Delaware holding company, and its operating subsidiaries were formed to acquire and conduct the business formerly conducted by Superior TeleCom.

We currently manufacture a portfolio of wire and cable products grouped into the following segments: (i) our communications cable segment; (ii) our North American magnet wire and distribution segment (formerly magnet wire and distribution); (iii) our European magnet wire and distribution segment and (iv) our copper rod segment.

Our communications cable segment includes copper and fiber optic outside plant (OSP) wire and cable for voice and data transmission in telecommunications networks and copper and fiber optic datacom or premises wire and cable for use within homes and offices for local area networks, internet connectivity and other applications.

Our North American magnet wire and distribution segment manufactures and markets magnet wire and related products to major OEMs for use in motors, transformers and electrical coils and controls primarily in North America. Our North American Magnet wire and distribution segment also distributes magnet wire and fabricated insulation products manufactured by us and related accessory products purchased from third parties to small OEMs and motor repair facilities.

Our European magnet wire and distribution segment consists of the operations of the Essex Nexans joint venture formed in 2005 in connection with the acquisition of Nexans' European magnet wire business as discussed below.

Our European magnet wire and distribution segment manufactures and markets magnet wire for use in motors, transformers and electrical coils and controls primarily in Europe as well as enamels that are used both for internal consumption in the production of magnet wire and for sale to third parties. Prior to the formation of Essex Nexans, our U.K. magnet wire operations were included in the North American magnet wire and distribution segment. Our former U.K. magnet wire operations are currently reported within the European magnet wire and distribution segment and, accordingly, all prior period segment information has been restated to reflect the current segment reporting structure.

Our copper rod segment includes sales of copper rod produced by our North American continuous casting units to external customers. Our copper rod segment also produces copper rod for internal processing which is recorded by the consuming segment at cost as a component of cost of goods sold.

Industry segment financial data for the three months ended March 31, 2006 and 2005 are included in Note 12 to the accompanying unaudited condensed consolidated financial statements. Industry segment financial data for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 are included in Note 19 to the accompanying audited consolidated financial statements.

Chapter 11 filing and reorganization

On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and continued to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Under the Bankruptcy Code, actions to collect pre-petition indebtedness, as well as most other pending litigation, were stayed and certain contractual provisions could not be enforced against Superior TeleCom. Absent an order of the Bankruptcy Court, substantially all pre-petition liabilities were subject to settlement under a plan of reorganization voted upon by certain classes of Superior TeleCom's creditors and approved by the Bankruptcy Court. A plan of reorganization was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003.

In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization, our senior secured revolving credit facility, our senior notes or any agreement, instrument or indenture relating thereto, on and after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in us, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, we began operating our business without supervision or approval by the Bankruptcy Court.

Fresh-start reporting

Upon implementation of the plan of reorganization, we adopted fresh-start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Under fresh-start reporting, the reorganization value was allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Our reorganization value was less than the fair value of the net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the excess of the fair value of the net assets over the reorganization value was used to reduce the value of property, plant and equipment. Liabilities existing at the effective date of the plan of reorganization were stated at the present value of amounts to be paid discounted at appropriate current rates. Debt issued in connection with the plan of reorganization was recorded at the stated value, which approximated fair value.

As a result of the reorganization and our implementation of fresh-start reporting, our consolidated financial statements for periods subsequent to November 10, 2003 reflect a new basis of accounting and are not comparable to the historical consolidated financial statements of Superior TeleCom for periods prior to the effective date of the plan of reorganization.

Recent asset acquisitions and dispositions

  Essex Nexans

On October 21, 2005, we acquired the European magnet wire operations of Nexans Group, or Nexans, through formation of a corporate joint venture, Essex Nexans, a French holding company, combining our U.K. magnet wire business and Nexans' European magnet wire and enamel businesses. We own 60% of the joint venture and Nexans has a 40% minority ownership. We believe the acquisition will enhance our ability to serve our global customer base, provide synergies with respect to our U.K. magnet wire business and increase our geographic diversification. The acquired operations are included in our results of operations from the date of acquisition. See Note 6 to the accompanying consolidated financial statements.

  US Seal disposition

On March 4, 2005, we sold accounts receivable and inventory totaling approximately $1.2 million together with related trademarks and service names constituting the business conducted by us under the US Seal trade name for a net total sales price of $11.6 million. A gain of $10.4 million was recognized on the sale. Total sales with respect to the US Seal product line were approximately $5.2 million in 2004. In connection with the sale, we also signed a non-exclusive distribution agreement to act as a distributor for certain of the US Seal products for a period of five years. We believe the expected revenues under the distribution agreement represent a significant continuation of the direct cash flows of the disposed US Seal product line and accordingly, the disposition is not reported as a discontinued operation in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets and EITF Issue No. 03-13. The US Seal product line was included in the North American magnet wire and distribution segment and revenues and expenses associated with the distribution agreement continued to be reported in that segment.

  Belden asset acquisition

On June 1, 2004, Superior Essex Communications acquired certain assets from operating subsidiaries of Belden Inc., or Belden, related to their North American copper OSP communications wire and cable business, which we commonly refer to as the Belden asset acquisition. Under the terms of the asset purchase agreement, Superior Essex Communications acquired certain inventories, selected machinery and equipment and certain customer contracts related to a portion of Belden's communications business for total consideration of $83.1 million including a contingent payment of $10 million which was made in March 2005. Superior Essex Communications uses the equipment acquired from Belden in its communications wire and cable business. Belden retained its manufacturing facilities and employees together with all of the associated liabilities, including, among others, accounts payable, any employee-related obligations, plant shutdown costs and environmental obligations.

  Nexans asset acquisition

On September 7, 2004, Essex Group acquired certain assets from Nexans Magnet Wire USA Inc., a wholly-owned subsidiary of Nexans, which we commonly refer to as the Nexans asset acquisition. Under the terms of the purchase agreement, Essex Group acquired substantially all inventory associated with Nexans' U.S. magnet wire operations and assumed certain U.S. customer contractual arrangements. We use the assets acquired in our North American magnet wire and distribution business. The total purchase price for the acquisition was $11.6 million.

RESULTS OF OPERATIONS

Three month period ended March 31, 2006 compared to three month period ended March 31, 2005

  Net sales

Average copper prices for the three months ended March 31, 2006 increased 53% to $2.25 per pound as compared to the three months ended March 31, 2005. Due to the impact of this increase on reported sales, the following table provides supplemental sales information adjusted to a constant $2.00/lb COMEX cost of copper to aid in a comparison of period-to-period revenues by segment.

	Actual			Copper-adjusted(a)
	Three months ended March 31,			Three months ended March 31,
			% Change			% Change
	2006	2005		2006	2005

Net sales:
Communications cable	$186,573	$151,964	23%	$187,885	176,233	7%
North American magnet wire and distribution	233,537	175,690	33%	228,645	208,498	10%
European magnet wire and distribution	138,609	8,850	*	130,537	10,871	*
Copper rod	92,975	66,784	39%	83,335	89,290	(7)%

	651,694	403,288	62%	630,402	484,892	30%
Constant cost of copper adjustment	—	—		21,292	(81,604)

Total	$651,694	$403,288	62%	$651,694	$403,288	62%

Average daily COMEX price per pound of copper	$2.25	$1.47	53%

*
Not meaningful

(a)
We present supplemental sales information adjusted to a constant $2.00/lb COMEX cost of copper, which is a financial measure that is not calculated in accordance with accounting principles generally accepted in the United States of America, commonly referred to as a non-GAAP financial measure. A non-GAAP financial measure is defined as a numerical measure of a company's financial performance, financial position or cash flows that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented. We believe sales adjusted for a constant cost of copper is a useful measure to aid in analyzing period-to-period sales, particularly in periods of changing copper prices. Sales adjusted for a constant cost of copper, as used by us, may not be comparable to similarly titled measures of other companies.

Consolidated sales for the three months ended March 31, 2006 were $651.7 million, an increase of 62% as compared to consolidated sales of $403.3 million for the quarter ended March 31, 2005. Sales for the 2006 quarter were significantly impacted by the increase in copper prices and the effects of the Essex Nexans transaction. Sales adjusted for a constant cost of copper increased 30% for the quarter ended March 31, 2006. Sales in our European magnet wire and distribution segment attributable to the entities acquired in the Essex Nexans transaction amounted to $121.1 million ($119.1 million on a copper-adjusted basis) for the three months ended March 31, 2006. Consolidated net sales and sales adjusted for a constant cost of copper increased 30% and 25%, respectively, as a result of the Essex Nexans transaction. The remaining 5% increase in consolidated sales adjusted for a constant cost of copper is due to organic growth in both the communications cable and North American magnet wire and distribution segments.

Sales for our communications cable segment for the March 31, 2006 quarter were $186.6 million, an increase of 23%, as compared to sales of $152.0 million for the quarter ended March 31, 2005. Sales adjusted for a constant cost of copper increased 7%. The copper-adjusted increase primarily reflects price increases, including cost-based pass through price adjustments with respect to our contract and distribution customers, implemented subsequent to the first quarter of 2005 as well as volume increases in copper and fiber optic premise products. Copper OSP volume for the 2006 quarter decreased slightly compared with the prior year as hurricane related increases essentially offset other market-related declines. We believe the increase in demand for our copper and fiber optic premise products is supported by growing investment in information technology, including new and upgraded computer systems and associated wiring and an increase in our market share. Additionally, the overall demand for OSP fiber products has increased as a result of increased use by certain RBOCs of fiber optic cable further downstream in their networks.

Sales for our North American magnet wire and distribution segment were $233.5 million for the quarter ended March 31, 2006, an increase of 33% as compared to the prior year. On a copper- adjusted basis, sales for the quarter increased 10% from the same quarter in the prior year. The copper-adjusted increase results primarily from market share gains at certain major customers as well as strengthening in our transformer and generator end-markets, including demand due to hurricane-related replacement and new production.

Sales for the European magnet wire and distribution segment were $138.6 million for the three months ended March 31, 2006 compared to $8.9 million for the three months ended March 31, 2005, an increase of $129.7 million. On a copper-adjusted basis, sales increased $119.7 million for the three months ended March 31, 2006 compared to the prior year quarter. The increase was largely attributable to the Essex Nexans transaction. Sales for the 2006 quarter include $121.1 million ($119.1 million on a copper-adjusted basis) related to the entities acquired in the Essex Nexans transaction in October 2005.

Copper rod sales for the three months ended March 31, 2006 were $93.0 million compared to $66.8 million for the comparable 2005 period. On a copper-adjusted basis, sales for our copper rod segment decreased by 7% for the three months ended March 31, 2006 compared to the prior year period. The copper-adjusted decrease in the 2006 quarter reflects the loss of a major customer. Copper rod segment sales consist primarily of external sales of processed copper rod that cannot be used for internal production and allow for fixed cost recovery at gross profit margins that are generally break even. Copper rod volumes fluctuate from period to period due to changes in internal consumption needs and external market conditions.

  Gross profit

For the three months ended March 31, 2006, gross profit was $58.4 million, an increase of 39% as compared to the prior year quarter primarily due to gross profit margin improvements in our communications cable segment and gross profit of $9.0 million attributable to the entities acquired in the Essex Nexans transaction. The gross profit margin in the 2006 quarter was 9.0% compared to 10.4% for the same quarter in 2005. The decrease in gross profit margin primarily reflects the effect of increased copper prices. Gross profit margin on a copper-adjusted basis was 9.3% for the three months ended March 31, 2006 compared to 8.6% for the three months ended March 31, 2005. Copper-adjusted gross profit margins in our communications cable business increased for the 2006 quarter compared to the prior year quarter due to price increases implemented during the latter portion of 2005, production cost reduction activities, and gains related to copper procurement. Copper-adjusted gross profit margin for our North American magnet wire and distribution business for the three months ended March 31, 2006 decreased slightly compared to the prior year quarter as price surcharges and increased throughput did not fully offset the effects of inflationary non-copper cost increases related primarily to higher natural gas prices, freight costs and non-copper raw materials. Gross profit margin for the North American magnet wire and distribution segment was also negatively impacted in the three months ended March 31, 2006 due to changes in product mix, in particular increased sales of lower margin aluminum products representing, to some degree, substitution for copper in response to the increase in copper prices, and proportionately lower sales in the higher margin distribution business.

  Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A expense) for the three month period ended March 31, 2006 were $35.6 million as compared to SG&A expense of $25.5 million for the three months ended March 31, 2005. SG&A expense for the three months ended March 31, 2006 included $6.6 million attributable to the entities acquired in the Essex Nexans transaction. The remaining increase of $3.5 million is attributable to a number of factors including normal salary and benefit increases ($0.9 million), corporate stock-based compensation and supplemental executive retirement plan charges ($0.8), professional fees ($0.4 million), product development and information system implementation costs ($0.3 million) and the impact of increased sales volume and related sales costs and commissions in our communications cable segment.

  Impairment and restructuring and other charges

During the three months ended March 31, 2005 we recorded an impairment charge of $2.3 million related to property, plant and equipment of our U.K. subsidiary. We evaluated the long-lived assets of our U.K. subsidiary for impairment as of March 31, 2005 after consideration of the continued deterioration in the European magnet wire market in the first quarter of 2005, the loss of a major customer in 2005 and negotiated reductions in the value ascribed to the U.K. net assets in connection with the Essex Nexans transaction. The impairment test was based on probability weighted estimated cash flows associated with such assets. The fair value of the assets was based on appraised value determined primarily by comparison to prices for similar assets. The U.K. operation is included in the European magnet wire and distribution segment.

In the three months ended March 31, 2006, Essex Nexans recorded a provision of $0.7 million related to workforce reductions at its U.K. magnet wire operation (formerly included in the North American magnet wire and distribution segment). In addition, restructuring and other charges for the three months ended March 31, 2006 included $0.1 million related primarily to professional fees incurred in connection with the administration of Superior TeleCom's plan of reorganization. Restructuring and other charges for the three months ended March 31, 2005 consisted of $0.4 million of facility exit costs related to closure of an insulation manufacturing facility in Athens, Georgia and $0.1 million of professional fees related to the administration of plan of reorganization. The facility exit costs primarily consisted of future lease payments net of estimated sublease rentals.

  Gain on sale of product line

In March 2005, we sold accounts receivable and inventory totaling approximately $1.2 million together with related trademarks and service names constituting the business conducted by us under the US Seal trade name for a total purchase price of $11.6 million. A gain of $10.4 million was recognized on the sale. In connection with the sale, we also signed a non-exclusive distribution agreement to act as a distributor for certain of the US Seal products for a period of five years. We believe the expected revenues under the distribution agreement represent a significant continuation of the direct cash flows of the disposed US Seal product line. The US Seal product line was included in the North American magnet wire and distribution segment and revenues and expenses associated with the distribution agreement continue to be reported in that segment.

  Operating income

The following table sets forth information regarding our operating income by segment for the three months ended March 31, 2006 and 2005. We measure our segment operating performance based primarily on segment operating income, excluding restructuring and other charges and asset impairments.

	Three months ended March 31,
	2006	2005

	(in thousands)
Operating income (loss)
Communications cable	$18,353	$11,704
North American magnet wire and distribution	9,266	10,342
European magnet wire and distribution	1,784	(658)
Copper rod	(138)	249
Corporate and other	(6,428)	(5,189)
Gain on sale of product line	—	10,355
Restructuring and other charges and asset impairments	(781)	(2,758)

	$22,056	$24,045

Operating income for the communications cable segment increased $6.6 million for the three months ended March 31, 2006 compared to the 2005 quarter due to increased gross profit primarily attributable to improvements in gross margin percentage as discussed above. Communications cable gross profit increases were partially offset by an increase in SG&A expense of $0.7 million due primarily to higher sales costs and commissions in 2006 associated with increased sales and normal compensation and benefits increases.

Operating income for our North American magnet wire and distribution segment decreased $1.1 million due primarily to higher SG&A expense of $1.2 million comprised principally of start-up expenses related to our Greenfield facility in China ($0.3 million), information systems implementation costs ($0.3 million) and higher employee benefit related costs.

The operating loss for our European magnet wire and distribution segment for the three months ended March 31, 2005 reflects the results of our U.K. magnet wire business which sustained negative gross margins for the three months ended March 31, 2005 due to reduced sales volumes and pricing. Operating income for the three months ended March 31, 2006 includes $2.4 million attributable to the entities acquired in the Essex Nexans transaction. Operating income for the European magnet wire and distribution segment for the three months ended March 31, 2006 was negatively impacted by bad debt expense of $1.0 million related to the bankruptcy of a major customer.

The copper rod segment's operating income decreased $0.4 million to an operating loss of $0.1 million for the three months ended March 31, 2006 as copper rod sales allow for fixed cost recovery at gross profit margins that are generally break even.

Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fees and compliance costs. The increase in corporate and other costs for the three months ended March 31, 2006 compared to the three months ended March 31, 2005 is primarily due to increased compensation and benefits costs related to salary increases, stock-based compensation and additional corporate personnel.

Consolidated operating income for the three months ended March 31, 2005 included restructuring and other charges and asset impairment charges of $2.8 million compared to $0.8 million of such charges in the three months ended March 31, 2006, the components of which are discussed above.

Additionally, consolidated operating income for three months ended March 31, 2005 included a gain of $10.4 million on the sale of a product line as discussed above.

  Interest expense

Interest expense for the quarter ended March 31, 2006 was $8.1 million compared to interest expense of $7.1 million for the three months ended March 31, 2005. The increase in interest expense in the 2006 quarter reflects an increase in interest rates on our senior secured revolving credit facility due to increases in the base borrowing rates tied to short-term interest rates as well as increased borrowings outstanding to finance increased working capital resulting from higher copper prices. Interest expense for the three months ended March 31, 2006 also included interest of $0.5 million related to borrowings by Essex Nexans.

  Income tax expense

Our effective income tax rate for the three months ended March 31, 2006 was 39% compared to an effective tax rate of 42% for the three months ended March 31, 2005. The effective tax rate for the three months ended March 31, 2006 exceeds the U.S. statutory rate of 35% due to the effects of state and foreign taxes. The effective rate decreased for the three months ended March 31, 2006 compared to the same period in the prior year due primarily to a greater proportion of earnings attributable to legal entities with lower effective tax rates.

  Extraordinary gain

On January 4, 2006, Essex Nexans acquired all of the outstanding capital stock of Societe de Distribution et de Services, or SDS, from Nexans. The acquisition of SDS was accounted for as a purchase. The preliminary allocation of the acquisition cost resulted in unallocated negative goodwill of $1.5 million which has been reflected as an extraordinary gain (net of minority interest of $0.6 million) in the statement of operations for the three months ended March 31, 2006.

Year ended December 31, 2005 compared to year ended December 31, 2004

  Net sales

Average copper prices for the year ended December 31, 2005 increased 30% as compared to the year ended December 31, 2004. Due to the impact of this increase on reported sales, the following table provides supplemental sales information adjusted to a constant $2.00/lb COMEX cost of copper to aid in a comparison of period-to-period revenues by segment. Copper-adjusted gross profit margins are computed by dividing actual gross profit by copper-adjusted sales.

	Actual Year Ended December 31,			Copper-adjusted Year Ended December 31,
	2005	2004	% Change	2005	2004	% Change

	(in thousands)			(in thousands)
Net sales:
Communications cable	$678,669	$530,370	28%	$759,568	$649,355	17%
North American magnet wire and distribution	715,706	569,162	26%	808,594	723,250	12%
European magnet wire and distribution	105,786	42,265	150%	114,723	57,751	99%
Copper rod	294,805	282,844	4%	347,768	427,669	(19)%

	1,794,966	1,424,641	26%	2,030,653	1,858,025	9%
Constant cost of copper adjustment	—	—		(235,687)	(433,384)

Total	$1,794,966	$1,424,641	26%	$1,794,966	$1,424,641	26%

Consolidated sales for the year ended December 31, 2005 were $1,795.0 million, an increase of 26% as compared to consolidated sales of $1,424.6 million for the year ended December 31, 2004. Sales for 2005 were significantly impacted by the increase in copper prices. Sales adjusted for a constant cost of copper increased 9% for the year ended December 31, 2005 compared to the prior year reflecting incremental sales attributable to the 2005 Essex Nexans transaction, and the 2004 Belden and Nexans asset acquisitions, as well as organic growth in both the communications cable and North American magnet wire and distribution segments.

Sales for our communications cable segment for the year ended December 31, 2005 were $678.7 million, an increase of 28%, as compared to sales of $530.4 million for the year ended December 31, 2004. Sales adjusted for a constant cost of copper increased 17%. The copper-adjusted increase primarily reflects the incremental sales from customer contracts acquired in the June 2004 Belden asset acquisition as well as growth in sales of fiber optic and premises wire and cable products. Sales of copper OSP products were also positively impacted by hurricane-related demand.

Sales for our North American magnet wire and distribution segment were $715.7 million for the year ended December 31, 2005, an increase of 26% as compared to the prior year. On a copper-adjusted basis, sales for the year ended December 31, 2005 increased 12% over the prior year. The copper-adjusted increase includes incremental sales from the September 2004 Nexans asset acquisition. In addition, the 2005 sales increase reflects copper-adjusted growth resulting from market share gains as well as increased demand for magnet wire due to hurricane-related replacement and new production of transformers and generators.

Sales for our European magnet wire and distribution segment were $105.8 million for the year ended December 31, 2005 compared to $42.3 million in 2004. Revenues attributable to the Nexans' European magnet wire business acquired in October 2005 were $68.9 million ($71.8 million on a copper-adjusted basis). The increase from the acquisition of the Nexans' European magnet wire business was partially offset by decreases in sales volume due to the loss of a major customer and pricing in our U.K. magnet wire subsidiary compared to the prior year.

Copper rod sales for the year ended December 31, 2005 were $294.8 million compared to $282.8 million for the year ended December 31, 2004. On a copper-adjusted basis, sales for our copper rod segment decreased by 19% in 2005 compared to the prior year. The copper-adjusted decrease in the 2005 period reflects reduced demand from certain automotive related customers as well as increased internal use by our communications cable segment due to the shutdown of one of its copper rod suppliers during the third and fourth quarters of 2005. Copper rod segment sales consist primarily of external sales of processed copper rod that is not used for internal production and allow for fixed cost recovery at gross profit margins that are generally break even. One of the copper rod segment's major customers, a large automotive industry supplier, that accounted for 45% of copper rod sales in 2005 filed for bankruptcy in late 2005 but continues to purchase copper rod from us under a new arrangement. Another major customer, Essex Electric, accounting for 31% of copper rod sales in 2005 was acquired by another copper rod producer in January 2006 and no longer purchases copper rod from us.

  Gross profit

For the year ended December 31, 2005, gross profit was $173.5 million, an increase of 25% as compared to the prior year period primarily attributable to increased sales volume and gross profit margin improvements in our communications cable segment and to a lesser extent increased sales volume in our North American magnet wire and distribution segment. The gross profit margin was 9.7% for the years ended December 31, 2005 and 2004. Increases in gross profit margin resulting from improved capacity utilization due to increased volumes were offset by the effects of increased copper prices on sales. Gross profit margin on a copper-adjusted basis was 8.5% for the year ended December 31, 2005 compared to 7.5% for the year ended December 31, 2004. Copper-adjusted gross profit margins in our communications cable business increased for the 2005 period compared to the prior year period due to improved fixed cost absorption as a result of increased sales and related production volumes. Additionally, margins in the second half of 2004 were negatively impacted by integration costs of $3.9 million (including $1.8 million of accelerated depreciation charges associated with displaced machinery and equipment) incurred in connection with the Belden asset acquisition and an estimated $1.5 million shortfall in recovering second quarter 2004 increases in copper costs through contractual product price adjustments. Copper-adjusted gross profit margin for our North American magnet wire and distribution business for the year ended December 31, 2005 decreased slightly compared to the prior year period as increased throughput and price surcharges did not fully offset the effects of inflationary non-copper cost increases estimated at $9 million to $10 million related to higher natural gas prices, freight costs, chemicals and copper producer premiums. Margins in the North American magnet wire and distribution segment were also negatively impacted by changes in product mix with proportionately lower sales through our higher margin distribution business, including the effects of the sale of the US Seal product line in the first quarter of 2005.

  Selling, general and administrative expenses

SG&A expense for the year ended December 31, 2005 was $109.7 million, an increase of $16.8 million or 18% as compared to SG&A expense of $92.9 million for the year ended December 31, 2004. The increase is attributable to a number of factors including the impact of the Essex Nexans transaction ($4.8 million), corporate stock-based compensation (including the impact of charges to comply with section 409A of the Internal Revenue Code—see note 12 to the consolidated financial statements) and a full year of supplemental executive retirement plan charges ($2.5 million), a full year of amortization charges related to intangible assets acquired in the Belden and Nexans asset acquisitions ($1.1 million) and the impact of increased sales volume and related sales costs and commissions in our communications cable segment.

  Impairment and restructuring and other charges

During the first quarter of 2005 we recorded an impairment charge of $2.3 million related to property, plant and equipment of our U.K. subsidiary. We evaluated the long-lived assets of our U.K. subsidiary for impairment as of March 31, 2005 after consideration of the continued deterioration in the European magnet wire market in the first quarter of 2005, the loss of a major customer in 2005 and negotiated reductions in the value ascribed to the U.K. net assets in connection with the Essex Nexans transaction. The impairment test was based on probability weighted estimated cash flows associated with such assets. The fair value of the assets was based on appraised value determined primarily by comparison to prices for similar assets. The U.K. operation is currently included in the European magnet wire and distribution segment.

Restructuring and other charges for the year ended December 31, 2005 consisted of $0.7 million of facility exit costs primarily related to closure of an insulation manufacturing facility in Athens, Georgia as well as several warehouses in the North American magnet wire and distribution segment, $0.1 million of facility exit costs related to the closure of a warehouse in the European magnet wire and distribution segment and $0.3 million of professional fees related to the implementation and administration of Superior TeleCom's plan of reorganization. The facility exit costs primarily consisted of future lease payments net of estimated sublease rentals. Restructuring and other charges for the year ended December 31, 2004 were $2.0 million consisting primarily of professional fees related to implementation of the plan of reorganization and employee retention and severance payments under plans established by Superior TeleCom in connection with its bankruptcy proceedings.

  Gain on sale of product line

In March 2005, we sold accounts receivable and inventory totaling approximately $1.2 million together with related trademarks and service names constituting business conducted by us under the US Seal trade name for a total sales price of $11.6 million. A gain of $10.4 million was recognized on the sale. Total sales with respect to the US Seal product line were approximately $5.2 million for the year ended December 31, 2004. In connection with the sale, we also signed a non-exclusive distribution agreement to act as a distributor for certain of the US Seal products for a period of five years. We believe the expected revenues under the distribution agreement represent a significant continuation of the direct cash flows of the disposed US Seal product line. The US Seal product line was included in the North American magnet wire and distribution segment and revenues and expenses associated with the distribution agreement continue to be reported in that segment.

  Operating income

The following table sets forth information regarding our operating income for the periods indicated. We measure our segment operating performance based primarily on segment operating income, excluding restructuring and other charges and asset impairments.

	2005	2004

	(in thousands)
Operating income (loss):
Communications cable	$54,387	$30,690
North American magnet wire and distribution	34,839	32,029
European magnet wire and distribution	(3,667)	(1,691)
Copper rod	(681)	1,740
Corporate and other	(21,089)	(17,041)
Restructuring and other charges and asset impairments	(3,427)	(2,030)
Gain on sale of product line	10,355	—

	$70,717	$43,697

Operating income for the communications cable segment increased $23.7 million in 2005 compared to 2004 due to increased gross profit primarily attributable to increased sales volume, including sales attributable to the Belden asset acquisition, and improvements in gross margin percentage as discussed above. Communications cable gross profit increases were partially offset by increases in SG&A expense due primarily to higher sales costs and commissions in 2005 associated with increased sales volumes, a full year's amortization of intangibles acquired in the Belden Asset acquisition ($0.8 million) and general wage and headcount increases ($0.8 million).

Operating income for our North American magnet wire and distribution segment increased $2.8 million due primarily to increased gross profit resulting from increased sales volumes, including sales attributable to the Nexans Asset acquisition, offset by higher SG&A expense of $2.5 million.

The operating loss for our European magnet wire and distribution segment primarily reflects the results of our U.K. magnet wire business for 2005 which sustained negative gross margins in 2005 due to reduced sales volumes and pricing. Additionally, the European magnet wire and distribution segment only includes the results of the acquired Nexans European magnet wire business since October 21, 2005, a seasonally slow period. Finally, the operating income of our European magnet wire and distribution segment was negatively impacted by bad debt expense of $1.2 million in the fourth quarter of 2005 related to the bankruptcy of a major customer.

The copper rod segment's operating income decreased $2.4 million in 2005 compared to 2004 due primarily to the impact of decreased sales volumes due in part to higher internal consumption of copper rod production and higher copper producer premiums which could not all contractually be recovered. Copper rod volumes fluctuate from period to period due to changes in internal consumption needs and external market conditions.

Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fess and compliance costs. The increase in corporate and other costs for the year ended December 2005 compared to 2004 is primarily due to increased compensation costs related to salary increases and additional corporate personnel ($1.3 million), corporate stock-based compensation charges ($1.4 million) and a full year of charges with respect to the supplemental executive retirement plan ($1.1 million).

Consolidated operating income in 2005 included restructuring and other charges and asset impairment charges of $3.4 million compared to $2.0 million of such charges in 2004, the components of which are discussed above. Additionally, consolidated operating income for 2005 included a gain of $10.4 million on the sale of a product line as discussed above.

  Interest expense

Interest expense for the year ended December 31, 2005 was $28.7 million compared to interest expense of $26.3 million for the year ended December 31, 2004. The increase in interest expense in 2005 reflects increased borrowings outstanding primarily attributable to our senior notes issued in April 2004 to finance the Belden asset acquisition. Although we experienced an increase in the base borrowing rates tied to short-term market rates under our senior secured revolving credit facility in 2005, the impact of these rate increases were offset by reduced outstanding borrowings.

  Income tax expense

Our effective income tax rate for the year ended December 31, 2005 was 24% compared to an effective tax rate of 40% for the year ended December 31, 2004. Tax expense for 2005 is net of a $3.8 million non-cash net benefit attributable to a settlement with state taxing authorities with respect to certain pre-petition claims primarily resulting from state income tax audits of Superior TeleCom, a $0.8 million benefit related to settlement of certain pre-petition claims with Canadian taxing authorities and a $0.4 million benefit due to settlement of certain bankruptcy claims with the IRS. In addition, during the third quarter of 2005 we reorganized our U.K. subsidiary for U.S. income tax purposes. As a result, we will recognize a loss on our 2005 U.S. consolidated income tax return. Accordingly, income tax expense for 2005 reflects a benefit of approximately $2.3 million attributable to this loss. These benefits accounted for a reduction of 18% in the effective tax rate for the year ended December 31, 2005. Our effective tax rate for the year ended December 31, 2005 excluding these benefits was 42% compared to an effective tax rate of 40% for 2004. These effective tax rates exceed the U.S. statutory rate of 35% primarily due to the effects of state taxes and a valuation allowance established with respect to operating losses incurred by our U.K. subsidiary.

Year ended December 31, 2004 compared to year ended December 31, 2003

The following discussions provide a comparison of our results of operations for the year ended December 31, 2004 and the results of our operations and those of our predecessor, Superior TeleCom, on a combined basis for the year ended December 31, 2003. The discussions with respect to the year ended December 31, 2003 are provided for comparative purposes only, but the value of such comparisons may be limited. The combined results of operations for the year ended December 31, 2003 include our results of operations for the period November 11, 2003 to December 31, 2003 combined with the results of operations of Superior TeleCom for the period January 1, 2003 to November 10, 2003. The combined financial information for the year ended December 31, 2003 is merely additive and does not give pro forma effect to the transactions provided for in the plan of reorganization or the application of fresh-start reporting. As a result of the reorganization and adoption of fresh-start reporting, our results of operations after November 10, 2003 are not comparable to the results of operations of Superior TeleCom for periods prior to November 10, 2003.

				Superior TeleCom Inc.
	Superior Essex Inc.	Combined	Superior Essex Inc.
				Period January 1, 2003 to November 10, 2003
	Year Ended December 31, 2004	Year Ended December 31, 2003	Period November 11, 2003 to December 31, 2003

	(in thousands)
Net sales:
Communications	$530,370	$340,210	$41,552	$298,658
North American magnet wire and distribution	569,162	442,473	54,497	387,976
European magnet wire and distribution	42,265	33,642	4,358	29,284
Copper rod	282,844	171,713	26,002	145,711

	$1,424,641	$988,038	$126,409	$861,629

Gross profit	138,591	107,373	10,055	97,318
Selling, general and administrative expenses	(92,864)	(82,253)	(10,284)	(71,969)
Restructuring and other charges	(2,030)	(6,739)	(1,184)	(5,555)
Asset impairment charge	—	(3,083)	—	(3,083)

Operating income (loss)	43,697	15,298	(1,413)	16,711
Interest expense	(26,334)	(29,309)	(2,650)	(26,659)
Other income (expense), net	69	(436)	349	(785)
Reorganization items	—	890,729	—	890,729

Income (loss) before income taxes, and distributions on preferred securities of Superior Trust I and minority interest	$17,432	$876,282	$(3,714)	$879,996

  Net sales

Average copper prices for the year ended December 31, 2004 increased 59% as compared to the year ended December 31, 2003. Due to the impact of this increase on reported sales, the following table provides supplemental sales information adjusted to a constant $2.00/lb COMEX cost of copper to aid in a comparison of period-to-period revenues by segment. Copper-adjusted gross profit margins are computed by dividing actual gross profit by copper-adjusted sales.

	Superior Essex Inc.	Combined		Superior Essex Inc.	Combined
	Actual			Copper-adjusted
	Year ended December 31,			Year ended December 31,
			% Change			% Change
	2004	2003		2004	2003

	(in thousands)			(in thousands)
Net sales:
Communications cable	$530,370	$340,210	56%	$649,355	$465,841	39%
North American magnet wire and distribution	569,162	442,473	29%	723,250	662,074	9%
European magnet wire and distribution	42,265	33,642	26%	57,751	63,296	(9)%
Copper rod	282,844	171,713	65%	427,669	402,530	6%

	1,424,641	988,038	44%	1,858,025	1,593,741	17%
Constant cost of copper adjustment	—	—		(433,384)	(605,703)

Total	$1,424,641	$988,038	44%	$1,424,641	$988,038	44%

Consolidated sales for the year ended December 31, 2004 were $1,424.6 million, an increase of 44% as compared to consolidated sales of $988.0 million for the year ended December 31, 2003. Sales for 2004 were significantly impacted by the increase in copper prices. Sales adjusted for a constant cost of copper increased $264.3 million, or 17%, for 2004 compared to the prior year. Sales in our communications cable segment for the year ended December 31, 2004 also included approximately $115 million ($142 million on a copper-adjusted basis) attributable to customer contracts acquired in the Belden asset acquisition. Sales in our magnet wire and distribution segment for 2004 included approximately $14.4 million ($19.7 million on a copper-adjusted basis) attributable to customer contracts acquired in the Nexans asset acquisition. Consolidated net sales and sales adjusted for a constant cost of copper increased 13% and 10%, respectively, as a result of the Belden asset acquisition and the Nexans asset acquisition. The remaining increase in consolidated net sales adjusted for a constant cost of copper reflects volume increases in all of our business segments except for European magnet wire and distribution.

Sales for our communications cable segment for 2004 increased 56% compared to sales for 2003. Sales adjusted for a constant cost of copper increased 39%. Sales and copper adjusted sales increased approximately 34% and 30%, respectively, as a result of the estimated impact of the Belden asset acquisition. The remaining 9% increase in sales for our communications cable segment adjusted for a constant cost of copper reflects increased demand for our copper OSP cable product lines, which we believe is due in part to higher spending levels to support deferred maintenance by some of our major telephone company customers as well as demand resulting from damage caused by the hurricanes in the southeastern United States in the second half of 2004. These increases in copper OSP cable demand were offset in part by increased deployment of fiber optic cable by one of our major copper

OSP customers pursuant to an announced plan to increase the use of fiber optic cable further downstream in their network. We also experienced strong growth in our premises and fiber optic cable products supported by growing investment in information technology, including new and upgraded computer systems and associated wiring and an increase in our market share.

Sales for our North American magnet wire and distribution segment were $569.2 million for the year ended December 31, 2004, an increase of 29% as compared to the prior year including 4% attributable to the estimated impact of the Nexans asset acquisition. On a copper-adjusted basis, sales for the year increased 9% over the prior year, including 3% attributable to the estimated impact of the Nexans asset acquisition. The increase reflects volume increases in both our Essex Brownell distribution business and to a lesser degree our major OEM customer base particularly related to the power and energy sector a portion of which we believe is associated with hurricane related repairs.

Sales for our European magnet wire and distribution segment, which consisted of our U.K. magnet wire operation, increased $8.6 million or 26% due primarily to increased copper prices and the effects of favorable currency translation rates. On a copper-adjusted basis, sales declined 9% due to reduced volumes.

Copper rod sales for the year ended December 31, 2004 were $282.8 million compared to $171.7 million for 2003, an increase of 65%. On a copper-adjusted basis, 2004 sales for our copper rod segment increased by 6%. Pricing for copper rod is generally based on monthly average COMEX spot prices and thus sales are directly impacted by changes in copper prices.

  Gross profit

For the year ended December 31, 2004, gross profit was $138.6 million, an increase of 29% as compared to the prior year primarily attributable to increased volume in our communications cable and North American magnet wire and distribution segments and lower depreciation charges in 2004 resulting from the application of fresh-start reporting. The gross profit margin in 2004 was 9.7% compared to 10.9% for 2003. The comparative decline in gross profit margin reflects the effects of increased copper prices on sales. Gross profit margin on a copper-adjusted basis was 7.5% for the year ended December 31, 2004 compared to 6.7% for the year ended December 31, 2003. Copper-adjusted gross profit margins in our communications cable business increased by 0.2% for 2004 compared to the prior year due to improved capacity utilization resulting from higher sales volumes, a more favorable product mix and lower depreciation charges of $3.7 million primarily resulting from the application of fresh-start accounting. These positive factors were partially offset by integration costs of $3.9 million (including $1.8 million of accelerated depreciation charges associated with displaced machinery and equipment) incurred in connection with the Belden asset acquisition and an estimated $1.5 million shortfall in recovering second quarter 2004 increases in copper costs through contractual product price adjustments. This shortfall was principally the result of first quarter 2004 accelerated orders by some customers in anticipation of copper-based contractual price adjustments. Copper-adjusted gross profit margin for our North American magnet wire and distribution business for the year ended December 31, 2004 increased 0.5% compared to 2003. This increase reflects lower depreciation charges of $2.3 million primarily resulting from the application of fresh-start reporting, increased volume through our higher margin Essex Brownell distribution channel and implementation of price surcharges in the second half of the fourth quarter of 2004 which partially offset certain inflationary cost increases estimated at $5 to $6 million for the full year related to higher natural gas prices, freight costs and copper producer premiums. The 2004 margins in our North American magnet wire and distribution business were also positively impacted by a $1.5 million gain from inventory depletion in December when COMEX copper prices, and thus product pricing, reached their peak level for the year. The gross profit margin in our European magnet wire and distribution segment increased

4.0% in 2004 compared to the prior year due primarily to a lower cost structure as a result of workforce reductions in the fourth quarter of 2003 and lower depreciation charges of $0.5 million primarily resulting from the application of fresh-start reporting.

  Selling, general and administrative expense

SG&A expense for the year ended December 31, 2004 were $92.9 million, an increase of 13% as compared to SG&A expense of $82.3 million for the year ended December 31, 2003. The increase is attributable to a number of factors including corporate stock-based compensation charges ($1.2 million), professional fees and costs related to compliance with Section 404 of the Sarbanes-Oxley Act ($3.1 million), amortization charges related to intangible assets acquired in the Belden asset acquisition and Nexans asset acquisition ($1.0 million) and the impact of increased sales volume on related sales costs and commissions in our communications cable segment. These increases were partially offset by a decrease in depreciation expense of $1.2 million due primarily to the application of fresh-start reporting.

  Impairment and restructuring and other charges

Superior TeleCom incurred $2.3 million of restructuring and other charges for the period January 1, 2003 to November 10, 2003 primarily relating to ongoing closure activities at the communications cable segment's Elizabethtown and Winnipeg facilities offset by foreign currency transaction gains of $1.5 million related to Superior TeleCom's communications cable Canadian subsidiary. Restructuring and other charges for the period January 1, 2003 to November 10, 2003 also included pre-petition professional fees of $3.6 million incurred in connection with preparation for Superior TeleCom's Chapter 11 filings, and $1.1 million of severance payments related to a workforce reduction at Superior TeleCom's magnet wire and distribution U.K. subsidiary. Additionally, Superior TeleCom recognized $2.3 million of asset impairments resulting from closure of one of Superior TeleCom's copper rod segment continuous copper rod casting lines and $0.8 million of asset impairments resulting from the write-off of abandoned equipment at Superior TeleCom's European magnet wire and distribution U.K. subsidiary during the period from January 1, 2003 to November 10, 2003. Restructuring and other charges for the year ended December 31, 2004 and the period November 11, 2003 to December 31, 2003 were $2.0 and $1.2 million, respectively, and consisted primarily of ongoing professional fees related to the implementation of the plan of reorganization and employee retention and severance payments under plans established by Superior TeleCom in connection with its bankruptcy proceedings.

  Operating income

The following table sets forth information regarding our operating income for the periods indicated. We measure our segment operating performance based primarily on segment operating income, excluding restructuring and other charges and asset impairments.

			Superior Essex Inc.
	Superior Essex Inc.	Combined
				Superior TeleCom Inc.
			Period November 11, 2003 to December 31, 2003
	Year Ended December 31, 2004	Year Ended December 31, 2003
				Period January 1, 2003 to November 10, 2003

	(in thousands)
Operating income (loss):
Communications cable	$30,690	$17,603	$942	$16,661
North American magnet wire and distribution	32,029	22,165	51	22,114
European magnet wire and distribution	(1,691)	(3,048)	(143)	(2,905)
Copper rod	1,740	(173)	376	(549)
Corporate and other	(17,041)	(11,427)	(1,455)	(9,972)
Restructuring and other charges and asset impairments	(2,030)	(9,822)	(1,184)	(8,638)

	$43,697	$15,298	$(1,413)	$16,711

Operating income for the communications cable segment increased $13.1 million in 2004 compared to 2003 due to increased gross profit primarily attributable to increased sales volume, including sales attributable to the Belden asset acquisition, and a more favorable product mix. Communications cable operating income was also positively impacted by a decrease in depreciation expense of approximately $4.0 million primarily resulting from the application of fresh-start accounting. These positive factors were partially offset by a shortfall in recovering second quarter 2004 increases in copper costs as previously discussed, integration costs of $3.9 million incurred in connection with the Belden asset acquisition, amortization charges of $0.8 million related to intangible assets acquired in the Belden asset acquisition and higher sales costs and commissions in 2004 associated with increased sales volumes.

Operating income for our North American magnet wire and distribution segment increased $9.9 million due primarily to increased gross profit resulting from increased sales volumes, including sales attributable to the Nexans Asset acquisition, lower depreciation charges of $2.3 million primarily resulting from the application of fresh-start accounting and the implementation of price surcharges in the fourth quarter of 2004. SG&A expenses related to the magnet wire and distribution segment were also positively impacted by lower depreciation charges of $0.8 million primarily resulting from the application of fresh-start accounting.

The operating loss for our European magnet wire and distribution segment declined by $1.4 million due primarily to increased gross profit resulting from improved margins as discussed above.

The copper rod segment's operating income increased $1.9 million in 2004 compared to 2003 due primarily to the impact of increased sales volumes and lower depreciation charges of $0.8 million primarily resulting from the application of fresh-start accounting.

The increase in corporate and other costs for 2004 compared to 2003 is primarily due to corporate stock-based compensation charges ($1.2 million) and professional fees and costs related to compliance with Section 404 of the Sarbanes-Oxley Act ($3.1 million). Consolidated operating income in 2003 included asset impairment and restructuring and other charges of $9.8 million compared to $2.0 million of such charges in 2004, the components of which are discussed above.

  Reorganization items

Superior TeleCom recorded a benefit from reorganization items related to its Chapter 11 filing of $890.7 million during the period January 1, 2003 to November 10, 2003 comprised of (i) a gain of $976.4 million on cancellation of indebtedness upon implementation of the plan of reorganization, (ii) gains on settlement of pre-petition liabilities of $5.2 million, (iii) $18.6 million of post-petition professional fees relating to the reorganization, (iv) $27.0 million to adjust the carrying value of Superior TeleCom's Trust Convertible Preferred Securities and related unpaid distributions to the amount of the allowed claim in respect of this liability, (v) $26.4 million to write off deferred debt issuance costs associated with Superior TeleCom's pre-petition debt, (vi) $4.5 million of employee retention and severance payments, (vii) fresh start reporting adjustments of $12.1 million and (viii) $2.3 million of other reorganization related costs.

  Interest expense

Interest expense for the year ended December 31, 2004 was $26.3 million compared to interest expense of $29.3 million for the combined 2003 period. Interest expense for the combined 2003 period consisted primarily of interest and deferred financing costs related to Superior TeleCom's debtor-in-possession financing ($6.0 million) and interest on Superior TeleCom's pre-petition indebtedness through March 3, 2003 ($20.7 million). As a result of Superior TeleCom's Chapter 11 filing, beginning March 3, 2003 Superior TeleCom ceased accruing interest on all pre-petition debt in accordance with SOP 90-7. At the time of its Chapter 11 filing, Superior TeleCom had approximately $890 million of senior debt and $222 million of senior subordinated notes outstanding which were subsequently cancelled pursuant to the terms of the plan of reorganization. The decrease in interest expense in 2004 reflects our new capital structure under the plan of reorganization offset by borrowings to finance our increased working capital and the Belden asset acquisition and Nexans asset acquisition.

  Income tax expense

Superior TeleCom recorded a full valuation allowance for the period January 1, 2003 to November 10, 2003 on its net deferred tax assets as the realization of such assets in future periods was uncertain as a result of the bankruptcy filing. The tax benefit recorded for the period January 1, 2003 to November 10, 2003 primarily represents the elimination of the net deferred tax liabilities existing at December 31, 2002. Our effective tax rate for the period November 10, 2003 to December 31, 2003 was 34%. Our effective tax rate for the year ended December 31, 2004 was 40%. The effective tax rate exceeds the U.S. statutory tax rate due to the impact of state taxes, nondeductible executive compensation and a valuation allowance established with respect to operating losses incurred by our U.K. subsidiary offset by the favorable impact of the settlement of prior outstanding claims. See Note 14 to the consolidated financial statements for a reconciliation of the actual 2004 tax expense to the expected statutory tax expense.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operating activities

We reported cash used by operating activities of $49.2 million for the three months ended March 31, 2006 compared to cash used by operating activities of $37.2 million for the three months ended March 31, 2005. Cash used by operating activities for the three months ended March 31, 2006 and 2005 includes net working capital increases of $68.5 million and $46.1 million, respectively, which reflect normal seasonal build in accounts receivable and inventory and the impact of substantially higher copper costs. The first quarter seasonal increase in our working capital results from increased production, inventory stocking levels and related sales attributable to historically higher customer demand levels in March through October. Conversely, our sales volumes are generally lower in our fourth and early first quarters due primarily to cold weather-related reduction in demand from our communications cable segment customers and the impact of year-end holiday related plant shutdowns of major OEM customers of our North American and European magnet wire and distribution segments.

We reported cash provided by operating activities of $47.4 million for the year ended December 31, 2005 compared to cash provided by operating activities of $21.5 million for the year ended December 31, 2004, an increase of $25.9 million due primarily to increased net income. Cash provided by operating activities for the year ended December 31, 2005 included a net working capital increase of $7.4 million (exclusive of working capital acquired in the Essex Nexans transaction) which reflects an estimated $30 to $35 million impact of substantially higher copper costs offset by improved payment terms from certain of our major suppliers. Cash from operating activities in 2004 was negatively impacted by the payment of approximately $12.2 million of previously accrued reorganization costs consisting primarily of professional fees related to implementation of the plan of reorganization and employee retention and severance payments under plans established by Superior TeleCom in connection with its bankruptcy proceedings and $11.9 million (compared to $4.1 million in 2005) to fund our defined benefit pension plans. Working capital at December 31, 2004 was favorably impacted by an advance payment of $6 million in late December 2004 by one of our major copper rod customers. Cash used for 2005 investing activities includes net payments of $17.2 million related to the Essex Nexans transaction, a final payment of $10 million with respect to the Belden asset acquisition reduced by $11.6 million of cash proceeds received in connection with our sale of the U.S. Seal product line. The improved cash provided by operations in 2005 resulted in a reduction of $17.0 million in borrowings outstanding under our senior secured revolving credit facility.

Capital resources

  Senior notes

At March 31, 2006 we had total debt of $362.0 million of which $251.3 million consisted of 9% senior notes due in 2012. The 9% senior notes were issued jointly by Superior Essex Communications and Essex Group in an aggregate principal amount of $257.1 million due in April 2012, with interest payable semi-annually in cash on April 15 and October 15 of each year. The 9% senior notes were issued at an original issue discount of $7.1 million. The 9% senior notes are fully and unconditionally guaranteed by us and each of our existing and future domestic restricted subsidiaries.

Upon the occurrence of specific kinds of changes in control or asset sales as specified in the indenture governing the 9% senior notes, holders of the 9% senior notes will have the right to require us to purchase all or a portion of the outstanding 9% senior notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest.

The indenture governing the 9% senior notes contains covenants which restrict our ability and the ability of certain of our subsidiaries to, among other things: incur additional debt and issue preferred stock; make certain distributions and dividend payments, investments and other restricted payments; create certain liens; enter into transactions with affiliates; and merge, consolidate or sell substantially all of our assets.

  Preferred stock of our subsidiary

Holders of the series A preferred stock issued by our subsidiary, Superior Essex Holding, are entitled to receive cumulative cash dividends at a rate of 9 1/2% per annum per share, payable semi-annually. The series A preferred stock ranks junior to all other classes of preferred stock of Superior Essex Holding. The series A preferred stock is mandatorily redeemable in November 2013 at $1 per share plus accrued and unpaid dividends. The series A preferred stock contains certain other mandatory and optional redemption provisions. Each of the 5,000,003 issued and outstanding shares of series A preferred stock has one vote with respect to all matters submitted to stockholders of Superior Essex Holding for a vote, although holders of the series A preferred stock are not entitled to vote generally for directors of Superior Essex Holding.

  Credit facility

On April 14, 2006, our subsidiaries Superior Essex Communications and Essex Group, as borrowers, entered into an amendment and restatement of their existing senior secured revolving credit facility. The amended and restated senior secured revolving credit facility, among other things:

–>
increased the borrowing limit from $175 million to $225 million;

–>
extended the maturity date from November 10, 2007 to April 13, 2011;

–>
reduced the applicable interest margin charged over short-term index rates; the margin, determined quarterly based on average availability, now ranges from 1.00% to 2.00% for LIBOR based loans and 0% to 0.75% for base rate loans; and

–>
provided greater flexibility with respect to certain restrictive covenants.

Interest on the amended and restated senior secured credit facility accrues on outstanding borrowings at an annual rate equal to, at the borrowers' option, LIBOR or a base rate, plus, in each case, an applicable margin as discussed above. Obligations under the amended and restated senior secured credit facility are secured by substantially all of our domestic assets and 65% of the voting stock of our foreign subsidiaries other than Essex Nexans. Availability under the amended and restated senior secured credit facility is subject to a borrowing base equal to the lesser of (1) $225 million less outstanding letters of credit and (2) a specified percentage of eligible accounts receivable and inventory less specified reserves. The specified percentages are (i) 85% of the value of the eligible accounts receivable and with respect to inventory the lesser of (a) $110 million or (b) the lesser of (x) 65% of the value of eligible inventory and (y) 85% multiplied by the net orderly liquidation percentage then applicable multiplied by the value of the eligible inventory. Certain of the specified reserves that reduce availability are not fixed and may be increased or imposed by the administrative agent for the amended and restated senior secured credit facility. The borrowers are obligated to pay an unused commitment fee of 0.25% per annum on the unused amount of the maximum committed amounts and a fee of 0.125% per annum on the outstanding face amount of outstanding letters of credit. Undrawn availability under the amended and restated senior secured credit facility on a pro forma basis would have been $155.9 million as of March 31, 2006.

The amended and restated senior secured credit facility contains financial and other covenants which limit Superior Essex Communications' and Essex Group's and their subsidiaries' ability to, among other things: (i) pay dividends, redeem capital stock or make other restricted payments, (ii) sell or dispose of assets, (iii) incur additional indebtedness or permit liens to exist on our property, (iv) engage in transactions with affiliates and (v) make additional investments or acquisitions. Capital expenditures, distributions and asset dispositions are not limited so long as no event of default exists and the borrowers meet certain availability and liquidity conditions specified in the amended and restated senior secured credit facility.

  Essex Nexans factoring agreement

Essex Nexans has a factoring agreement with a third-party French financial institution (the factor) pursuant to which Essex Nexans may assign its eligible accounts receivable to the factor. Essex Nexans can request advances in anticipation of customer collections on the assigned receivables. Interest is payable on the net outstanding advances at the European Overnight Index Average rate plus .47% per annum (3.1% at March 31, 2006). The amount of advances available to Essex Nexans is limited to 90% (80% if EBITDA is less than zero for any year, equity of the joint venture is 10% or less of total assets or social charges exceed 5% of sales) of assigned receivables up to a maximum of $42.3 million (€35 million). Borrowings of $14.8 million were outstanding under the factoring agreement as of March 31, 2006 and undrawn availability under the agreement was $27.5 million. The factoring agreement expires in October 2008. The factoring agreement may be terminated by the factor if Nexans ceases to own 38% to 42% of Essex Nexans. Neither Superior Essex nor any of its domestic subsidiaries are guarantors under the factoring agreement.

  Essex Nexans subordinated note

In connection with the Essex Nexans transaction, Essex Nexans entered into a subordinated note payable to Nexans in the amount of $13.6 million (€11.3 million). The subordinated note payable is unsecured and bears interest at 8.975% per annum payable quarterly. A total of $4.5 million in principal is due September 30, 2009 and the remainder matures September 30, 2010. The maturity of the subordinated note will be accelerated if we exercise our option to purchase Nexans' minority interest in Essex Nexans. The subordinated note is not guaranteed by Superior Essex or any of its domestic subsidiaries.

  Status of Essex Nexans

Essex Nexans has been designated an unrestricted subsidiary under our 9% senior note indenture and is not considered a subsidiary for purposes of our amended and restated senior secured credit facility. As a result, creditors of Essex Nexans may not have recourse to any assets of Superior Essex or our other subsidiaries, and Essex Nexans has no responsibility for debts or obligations incurred by Superior Essex or our other subsidiaries. Transactions with Essex Nexans, including capital contributions, are generally subject to the same restrictions as transactions with unrelated third parties, except that those transactions must also satisfy affiliate transaction tests. Further, operating profit from Essex Nexans is not generally included in determining whether financial tests for indenture and senior credit facility purposes have been satisfied, such as debt incurrence or restricted investment tests, unless cash from those operating profits is transferred to us.

Liquidity

Our principal cash requirements generally include funding of our working capital, interest payments on our senior secured revolving credit facility and the 9% senior notes, dividend payments on our subsidiary's series A preferred stock, interest payments on the Essex Nexans factoring agreement and subordinated note, capital expenditures currently estimated at approximately $15 million to $25 million annually (excluding investments in China discussed below), the Nexans contingent payment and obligations related to our defined benefit pension plans. Copper prices have increased rapidly during 2006, with the COMEX daily spot price for copper increasing from an average of $2.17 per pound in December 2005 to an average of $2.97 per pound in April 2006 and fluctuating in 2006 from a low of $2.13 per pound to a high of $4.08 per pound through May 25, 2006. At May 25, 2006, the COMEX price per pound of copper was $3.90. Significant increases in the price of copper and the resultant increase in accounts receivable and, to a lesser degree, inventory, impact our working capital funding requirements. As discussed above, we have amended our senior secured revolving credit facility to increase our borrowing capacity in light of rising and volatile copper costs. See "Risk factors—Risks to our business related to copper."

We are currently constructing a Greenfield manufacturing facility near Shanghai which we expect to be operational in the fourth quarter of 2006, with 12 million pounds of capacity online before the end of the year. The capital expenditure requirements for this phase of the project are estimated to be around $26 million. In 2007, we currently plan to add 12 million additional pounds of capacity to the facility at an estimated capital cost of $5 to $8 million. Furthermore, we anticipate incurring approximately $1.5 to $2.0 million of start-up expenses related to China in the second and third quarters of 2006.

The shareholders agreement governing the Essex Nexans joint venture provides that Nexans will have the right to require us to purchase its 40% interest in Essex Nexans at a price equal to Nexans' initial allocated equity value plus 40% of (i) the cumulative net income (adjusted for certain items as specified in the shareholders agreement) of Essex Nexans, and (ii) any post-closing capital contributions minus any post-closing distributions, but only if Adjusted EBITDA of Essex Nexans exceeds $16.6 million (€14.0 million) in 2008, 2009 or 2010. The put right is exercisable for one year following the completion of audited financial statements demonstrating that the Adjusted EBITDA threshold was met during 2008, 2009 or 2010. At our option, the put price may be paid in cash by us or Essex Nexans or by issuance of our common stock (or a combination thereof). If we elect to pay the put price in our common stock, the portion of the put price payable in our common stock is subject to certain limitations specified in the shareholders agreement, including a general limit of 7.5% of our outstanding common stock, with any excess put price payable in cash. Furthermore, the portion of the put price paid in our common stock will be increased by 5% (or 15% if certain conditions are not met with regard to the registration of such shares). We cannot predict whether Nexans will exercise its put right or what the purchase price payable to Nexans would be given the variable amounts included in the purchase price calculation, nor can we predict whether we would pay any or all of the purchase price in shares of our common stock.

We believe that cash provided by operations, together with borrowing availability under our amended and restated senior secured revolving credit facility together with our cash on hand ($7.3 million at March 31, 2006) and the Essex Nexans factoring agreement will be sufficient to meet our obligations and fund our working capital requirements for the foreseeable future.

Contractual obligations

        As of December 31, 2005, our long-term debt obligations, future minimum payments under capital and operating leases with terms over one year and other long-term and commodity purchase obligations were as follows (in thousands):

	Less than 1 Year	2 Years	3 Years	4 Years	5 Years	More than 5 Years	Total

9% senior notes, including interest payments(a)	$23,139	$23,139	$23,139	$23,139	$23,139	$291,809	$407,504
Series A redeemable preferred stock, including dividends(b)	475	475	475	475	475	6,425	8,800
8.975% subordinated note of Essex Nexans, including interest payments(c)	1,204	1,204	1,204	5,577	9,546	—	18,735
Sale/leaseback finance obligation(d)	672	672	672	7,672	—	—	9,688
Other long-term debt	499	387	387	387	1,696	—	3,356
Operating leases	7,469	5,716	4,544	2,121	1,509	4,403	25,762
Other long term obligations(e)	8,648	10,383	5,231	1,655	259	17,424	43,600
Commodity purchase obligations(f)	91,453	—	—	—	—	—	91,453

	$133,559	$41,976	$35,652	$41,026	$36,624	$320,061	$608,898

(a)
The 9% senior notes were issued with an aggregate principal balance of $257.1 million and are due in April 2012. Interest on the 9% senior notes is payable April 15 and October 15 of each year at the rate of 9% per annum. We may redeem the 9% senior notes at any time after April 15, 2008 at redemption prices commencing at 104.5% of the principal amount thereof for redemptions commencing during the twelve-month period beginning April 15, 2008 and declining to 100% of the principal amount thereof for redemptions commencing after April 15, 2010. We may also redeem up to 40% of the aggregate principal amount of the 9% senior notes at a redemption price of 109% of the principal amount thereof using the proceeds of one or more equity offerings completed prior to April 15, 2007.

(b)
The series A preferred stock is entitled to receive cumulative cash dividends at a rate of 9 1/2 per annum per share, payable semiannually. The series A preferred stock is subject to mandatory redemption at $1 per share, plus accrued and unpaid dividends, in November 2013. The series A preferred stock may be redeemed, at our option at any time, at $1 per share plus accrued and unpaid dividends.

(c)
The 8.975% subordinated note was issued to Nexans by Essex Nexans. Interest on the subordinated note is payable quarterly. A total of $4.5 million (€3.8 million) in principal is payable September 30, 2009 and the remainder matures on September 30, 2010. The maturity of the subordinated note will be accelerated if we exercise our call option with respect to the stock of Essex Nexans held by Nexans (see Note 6 to the consolidated financial statements).

(d)
The sale/leaseback finance obligation reflects a one-time purchase option during the period from December 13, 2008 to December 13, 2009 at a price equal to the greater of $5 million and the then fair market value of the leased property. Annual interest payments are fixed at $0.7 million per year subject to a tri-annual escalator based on increases in the consumer price index.

(e)
Other long-term obligations relate to the estimated funding of our defined benefit pension plans. The estimated contributions to our defined benefit pension plan represent the minimum required contributions calculated primarily using an assumed rate of return on assets of 8% and a current liability rate of 5.1%.

(f)
Commodity purchase obligations consist of forward fixed price purchase commitments principally for copper cathode, and to a lesser degree, for aluminum and natural gas. We enter into copper cathode purchase obligations to match the copper component of product pricing for outstanding or forecasted customer orders. We expect that all of these commodity purchases will be used in our normal manufacturing operations.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and the consolidated financial statements of Superior TeleCom are prepared in conformity with accounting principles generally accepted in the United States. In the preparation of these financial statements, management makes judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 2 to the audited consolidated financial statements. Management believes that the application of policies regarding the implementation of fresh-start reporting, purchase accounting allocations, LIFO inventories, establishment of allowances for accounts receivable and inventories, long-lived asset impairment, valuation allowances for deferred tax assets and certain accrued expenses involve significant levels of judgments, estimates and complexity.

Fresh-start reporting

Upon implementation of the plan of reorganization, we adopted fresh-start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Under fresh-start reporting, the reorganization value is allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Information concerning the determination of our reorganization value is included in Note 1 to the accompanying consolidated financial statements. The reorganization value was less than the fair value of the net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the excess of the fair value of the net assets over the reorganization value was used to reduce the value of property, plant and equipment. Liabilities existing at the effective date of the plan of reorganization were stated at the present value of amounts to be paid discounted at appropriate current rates. Debt issued in connection with the plan of reorganization was recorded at the stated value, which approximated fair value. Deferred taxes were reported in conformity with existing generally accepted accounting principles. The determination of reorganization value and the net fair values of the assets and liabilities was subject to significant estimation and assumptions. Actual results could differ from the estimates made.

LIFO inventory accounting

Except for our communications cable segment in which we utilize the first-in first-out (FIFO) method of inventory accounting, we utilize the last-in first-out (LIFO) method of inventory accounting for the majority of our magnet wire and copper rod inventories. Under the LIFO method, cost of sales reflects the current costs of magnet wire and copper rod inventories, while balance sheet inventories are valued at historical costs in the periods the LIFO layers were created. In periods of volatile copper prices, significant differences can arise between the replacement cost of copper inventories and the historic LIFO cost. If we were not able to recover the LIFO value of our inventory at a profit in some future period when replacement costs are lower than the LIFO value of our inventory, we would be required to take a charge to recognize in our income statement all or a portion of the higher LIFO value of the inventory. Additionally, if LIFO inventory quantities were reduced in a period when replacement costs were lower than the LIFO value of the inventory, we would experience a decline in reported margins. Conversely, if LIFO inventory quantities were reduced in a period when the replacement cost of the inventory exceeded the LIFO value, we would experience an increase in reported margins.

Allowances for discounts and sales incentives

Allowances for discounts and sales incentives are made at the time of sale based on incentive programs available to the customer. The cost of these programs is dependent on various factors including the timing of the sale and the volume of sales achieved by the customer. We monitor these factors and revise the provisions when necessary.

Allowances for surplus and obsolete inventory

Our allowances for surplus and obsolete inventory are based on estimates of future sales and production. Changes in demand and product design can impact these estimates. We periodically evaluate and update assumptions when assessing the adequacy of inventory allowances.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Assumptions and estimates with respect to estimated future cash flows used in the evaluation of long-lived assets are subject to a high degree of judgment and complexity.

Deferred tax assets

Valuation allowances for deferred tax assets are established when it is estimated it is more likely than not that the tax assets will not be realized. These estimates are based on projections of future income in certain tax jurisdictions. Changes in industry conditions and the competitive environment may impact the accuracy of our projections.

Insurance reserves

Insurance reserves are provided for estimates of losses due to claims for worker's compensation and health insurance for which we are self-insured subject to certain individual and aggregate limitations. Insurance reserves are established based on estimates of the ultimate value of incurred claims, which often have long periods of resolution. Ultimate claim values are estimated by application of various claim development methodologies to historical paid loss, incurred loss and claim count information. We closely monitor the claims to maintain adequate reserves.

Due to the level of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We, to a limited extent, use or have used forward fixed price contracts and derivative financial instruments to manage commodity price, interest rate and foreign currency exchange risks. We do not hold or issue financial instruments for investment or trading purposes. We are exposed to credit risk in the event of nonperformance by counter parties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts. The amount of such exposure is generally limited to any unrealized gains within the underlying contracts.

Commodity price risk management

The costs of copper, our most significant raw material, and aluminum have historically been subject to considerable volatility. To manage the risk associated with such volatility, we enter into futures purchase contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. These futures contracts have been designated as cash flow hedges with unrealized gains and losses recorded in other comprehensive income until the hedged sales transactions are reflected in the income statement. These sales are generally expected to occur in the next twelve months. These hedge positions will fluctuate with customer requirements to fix the cost of copper in accordance with the terms of our agreements with such customers. See "Business—Summary of certain customer and raw material agreements." Hedge ineffectiveness, which is not significant, is immediately recognized in earnings. Our commodities futures purchase contracts designated as cash flow hedges are summarized as follows at March 31, 2006 and December 31, 2005 and 2004:

Type	Notional Amount	Maturity Date	Weighted Average Settlement Rate	Fair Value Gain (Loss)

	(in thousands of pounds)			(in thousands)
March 31, 2006:
Copper	9,850	2006	$2.43	$8,097
Copper	2,100	2007	2.33	1,546

				$9,643

December 31, 2005:
Copper	16,250	2006	$1.930	$4,947
Copper	2,025	2007	1.746	348

				$5,295

December 31, 2004:
Copper	12,950	2005	1.378	2,965
Copper	1,350	2006	1.264	220

				$3,185

Essex Nexans enters into commodity futures contracts to match the copper component of customer product pricing with the cost component of the inventory shipped. The futures contracts are intended to minimize the risks associated with forward product pricing for customers and changing copper prices. These contracts generally have maturities of less than two months and represent economic hedges but have not been designated as hedges for accounting purposes. Accordingly, unrealized gains and losses on these contracts are recorded in income as a component of cost of goods sold. Essex

Nexans had no open copper futures positions at March 31, 2006. Open copper futures positions held by Essex Nexans at December 31, 2005 are summarized as follows:

Type	Notional Amount	Maturity Date	Weighted Average Settlement Rate	Fair Value Gain (Loss)

	(in thousands of pounds)			(in thousands)
Copper—long	10,308	2006	$2.05	$467
Copper—short	10,308	2006	$2.05	123

				$590

Interest rate risk management

In order to limit our exposure to rising interest rates with respect to borrowings under our variable rate senior secured revolving credit facility, we have entered into interest rate cap agreements. The following interest rate cap agreements were outstanding as of March 31, 2006 and December 31, 2005 and 2004:

Type	Notional Amount	Interest Rate	Cap Rate	Expiration Date	Fair Value

	(in thousands)				(in thousands)
March 31, 2006:
Interest rate cap	$30,000	30-day LIBOR	7.0%	December 2006	$—
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2007	37
Interest rate cap	12,500	30-day LIBOR	5.0%	May 2006	—
December 31, 2005:
Interest rate cap	$30,000	30-day LIBOR	7.0%	December 2006	$—
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2007	18
Interest rate cap	12,500	30-day LIBOR	5.0%	May 2006	—
December 31, 2004:
Interest rate cap	30,000	30-day LIBOR	1.75%	December 2005	359
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2005	—
Interest rate cap	12,500	3-month LIBOR	7.0%	May 2005	—
Interest rate cap	30,000	3-month LIBOR	5.0%	December 2005	—

Foreign currency exchange risk management

We engage, to a limited extent, in the sale of products which result in accounts receivable denominated in foreign currencies. We enter into foreign currency forward exchange contracts to hedge against fluctuations in the value of these receivables. Changes in the fair value of these contracts are reflected in current earnings. At March 31, 2006, we had outstanding foreign currency forward exchange contracts to exchange 6.5 million Canadian dollars for $5.6 million in April 2006 and at December 31, 2005, we had outstanding foreign currency forward exchange contracts to exchange 4.5 million Canadian dollars for $3.9 million in January 2006. The fair value of these forward exchange contracts was insignificant at March 31, 2006 and December 31, 2005. Additionally, at March 31, 2006 we had outstanding foreign currency forward exchange contracts to purchase 8.0 million Chinese Yuan for $1.0 million at various dates through August 2006. These contracts represent an economic hedge of expected capital expenditures to be made in connection with construction of our manufacturing facility in China. Changes in the fair value of these contracts are reflected in current earnings. The fair value of these contracts was insignificant at March 31, 2006.

Business

GENERAL

We are a global leader in the design, manufacture and supply of wire and cable products. We are the world's largest manufacturer and supplier of magnet wire/winding wire. Magnet wire/winding wire is an essential element in the production of motors, transformers, generators and electrical coils and controls. We are also a leading North American distributor of magnet wire. In North America, we are the leading manufacturer of outside plant (OSP) copper communications cable. We are also one of the largest suppliers of wire and cable products to telephone companies. We operate 21 manufacturing facilities in North America and Europe and employ more than 4,000 people. Revenues for the first quarter of 2006 were $652 million, compared to $403 million in the first quarter of 2005. Revenues were $1.8 billion for full year 2005, compared to $1.4 billion in 2004.

Financial information about our business segments and foreign operations is included in Note 12 to the accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2006 and 2005 and in Note 19 to the accompanying audited consolidated financial statements for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003, and for Superior TeleCom for the period January 1, 2003 to November 10, 2003.

Chapter 11 filing and reorganization

On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 cases were jointly administered (Case No. 03-10607). Superior TeleCom managed its properties and operated its businesses as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Superior TeleCom's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

Superior TeleCom decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls, which hampered its ability to meet interest and principal obligations on its long-term indebtedness. These shortfalls were primarily a result of Superior TeleCom's leverage, the overall global economic downturn and specific industry conditions, including reduced demand levels in the communications sector caused by, among other things, substantial spending reductions by the regional Bell operating companies, sometimes referred to as RBOCs, and independent telephone operating companies, and reduced demand levels in the magnet wire sector.

At the time of the Chapter 11 bankruptcy filing, Superior TeleCom had approximately $892 million of senior secured debt outstanding under a then existing senior credit facility and approximately $230 million of principal and accrued and unpaid interest outstanding under then existing senior subordinated notes. On October 22, 2003, Superior TeleCom's amended Joint Plan of Reorganization and disclosure statement, which was the product of extensive discussion with certain of the largest holders of Superior TeleCom's senior secured debt and others, was confirmed by order of the Bankruptcy Court and became effective on November 10, 2003. We refer to the amended Joint Plan of Reorganization, as modified, as the "plan of reorganization" or the "plan."

In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization or certain debt documents, on or after the effective date of the plan all property of Superior TeleCom and its subsidiaries vested in us free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, we began operating our business without supervision or approval by the Bankruptcy Court.

Organizational history

We were incorporated under Delaware law in 2003 to acquire, pursuant to Superior TeleCom's plan of reorganization, and conduct the business formerly conducted by Superior TeleCom. Superior TeleCom was incorporated in July 1996 as a wholly owned subsidiary of The Alpine Group, Inc., or Alpine. In October 1996, Alpine completed a reorganization whereby all of the issued and outstanding common stock of two of Alpine's wholly owned subsidiaries, Superior Telecommunications Inc. and DNE Systems, Inc., or DNE, was contributed to Superior TeleCom. Immediately thereafter, Superior TeleCom completed an initial public offering of its common stock, as a result of which Alpine's common stock ownership position in Superior TeleCom was reduced to approximately 50.1%. As a result of treasury stock repurchases, stock grants and other transactions, Alpine's common stock interest in Superior TeleCom at December 31, 2002 and through November 10, 2003 was 48.9%. The plan of reorganization provided for the cancellation of all outstanding shares of common stock of Superior TeleCom, including those held by Alpine, and Alpine had no equity ownership in Superior Essex as of the effective date of the plan of reorganization.

Acquisitions and dispositions

On October 21, 2005, we acquired Nexans' magnet wire operations in Europe through formation of a corporate joint venture, Essex Nexans, a French holding company, combining our U.K. magnet wire business and Nexans' European magnet wire and enamel businesses. We own 60% of the joint venture and Nexans has a 40% minority ownership. We believe the acquisition will enhance our ability to serve our global customer base, provide synergies with respect to our U.K. magnet wire business and increase our geographic diversification. In accordance with the Contribution and Formation Agreement governing the transaction, the following transactions were consummated at or prior to the October 21, 2005 closing:

–>
We contributed net cash of $17.7 million (€14.8 million) and the common stock of our U.K. magnet wire business for equity of Essex Nexans.

–>
Essex Nexans entered into a $41.8 million (€35.0 million) financing arrangement with a third-party financial institution, $23.9 million (€20.0 million) of which was drawn down at closing to partially fund the purchase of Nexans' magnet wire and enamel business.

–>
Essex Nexans purchased Nexans' European magnet wire and enamel businesses for a net $41.6 million (€34.8 million) in cash, issuance of a $13.5 million (€11.3 million) subordinated note in favor of Nexans and a 40% equity interest in Essex Nexans.

The Agreement provides for the payment of additional contingent consideration to Nexans if Essex Nexans achieves certain specified levels of profitability in 2006. Additionally, the Agreement contains put and call provisions with respect to the 40% minority interest in Essex Nexans held by Nexans. See Note 6, "Acquisitions and Dispositions," to the accompanying audited consolidated financial statements.

On September 7, 2004, Essex Group acquired certain assets from Nexans Magnet Wire USA Inc., a wholly-owned subsidiary of Nexans. Under the terms of the purchase agreement, Essex Group acquired substantially all inventory associated with Nexans' U.S. magnet wire operations and assumed certain U.S. customer contractual arrangements. The assets acquired are used in our North American magnet wire and distribution business. The total purchase price for the acquisition was $11.6 million.

On June 1, 2004, Superior Essex Communications acquired certain assets from operating subsidiaries of Belden Inc. related to their North American copper OSP communications wire and cable business. Under the terms of the asset purchase agreement, Superior Essex Communications acquired certain inventories, selected machinery and equipment and certain customer contracts related to a portion of Belden's communications business for total consideration of $83.1 million. Belden retained its manufacturing facilities and employees together with all of the associated liabilities, including, among others, accounts payable, any employee-related obligations, plant shutdown costs and environmental obligations.

On December 11, 2002, Superior TeleCom sold the following assets and securities to a subsidiary of Alpine: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities, of Superior TeleCom's electrical wire business; (2) all of the outstanding shares of capital stock of DNE, a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together owned approximately 47% of Superior Cables Ltd., or Superior Israel, an Israel based wire and cable manufacturer. The sales price for this transaction was approximately $85 million in cash, plus the issuance to Superior TeleCom of a warrant to purchase 19.9% of the common stock of Essex Electric, an indirect subsidiary of Alpine formed to own and operate the electrical wire business. In addition, pursuant to a securityholders agreement, preemptive rights were granted to Superior TeleCom to purchase a pro rata share of any new equity securities issued by Essex Electric such that Superior TeleCom's ownership on a fully diluted basis, after consideration of exercise of the warrant, would remain at 19.9%. We subsequently invested a total of $1.7 million representing our pro rata share of additional equity offerings made by Essex Electric. In January 2006, Alpine purchased all of our interest in Essex Electric, including the outstanding warrant, for a total cash price of $8.5 million. Superior TeleCom retained a 3% equity interest in Superior Israel, which we acquired in accordance with the plan of reorganization.

OUR PRODUCTS AND MARKETS

We divide our business operations into four business segments, based on the principal markets that we serve. The principal products, principal applications and customers of each of our business segments are summarized in the following table:

Business Segments	Principal Products	Principal Applications		Customers

Communications Cable	Copper OSP wire and cable	Outside plant applications including:		Regional Bell operating companies (RBOCs) Independent telephone companies
		–>	Voice and data transmission in the local loop;
	Fiber optic OSP and composite cable	–>	Trunking and feeder applications in local exchange, CATV and metropolitan rings; and	Distributors CATV operators
	Copper and fiber optic premises wire and cable	–>	Local exchange distribution and service wire	OEMs
Premises product applications, including:
		–>	Homes, home offices and offices;	System integrators
		–>	Central office switching;
		–>	Local area networks (LANs) and wide area networks (WANs)

North American Magnet Wire and Distribution	Copper and aluminum magnet wire	Industrial motor applications		Global OEMs (industrial, power, automotive and appliance)
		Automotive applications		Small OEMs (power tool and small appliance)
Fabricated insulation products
European Magnet Wire and Distribution		Power transformers and generators		Motor repair shops
	Enamels	Appliances
		Electrical coils and controls		Distributors
Motor repair

Copper Rod	Continuous cast copper rod products	Basic raw material used in the copper wire and cable industry		Internal use
Third party copper wire and cable producers
OEMs

Communications cable

The communications cable segment of our business develops, manufactures and markets the following communications wire and cable products to telephone companies, CATV companies, distributors and system integrators:

–>
OSP products, including (i) copper wire and cable for voice and data transmission used in the distribution, or local loop portion, of the telecommunications infrastructure, principally by the local exchange carriers (LECs)—(which include the RBOCs and independent telephone companies); (ii) fiber optic cable products used principally for trunking and feeder applications in local exchange, CATV and metropolitan rings; and (iii) composite (or hybrid) cables, which consist of fiber optic/twisted pair and coaxial/twisted pair cables, for local loop, distribution and service wire applications; and

–>
premises wire and cable products, including copper and fiber optic cables used within buildings to provide connectivity for telecommunications networks, LANs, WANs and switching structures to connect various electronic switching and testing components.

  OSP products

OSP product revenues were $573.4 million, $447.7 million and $285.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Increased OSP product revenues in 2005 and 2004 primarily reflect the impact of the Belden asset acquisition as well as increased copper prices. A declining trend in 2003 and 2002 revenues reflects the substantial infrastructure spending reductions initiated by the RBOCs and independent telephone operating companies commencing in the latter half of 2001 and continuing through 2004. In addition, four of the major telephone operating companies experienced negative access line growth in the local loop during this period as well as in 2005, which has contributed to reduced demand for OSP products. We believe demand for OSP products in our basic end markets increased modestly during 2005, which we believe is due in part to higher spending levels to repair damages incurred due to hurricanes. Additionally demand for fiber optic OSP cable increased in 2005 over 2004 due to increased deployment by certain RBOCs of fiber optic cable in their networks, after significant declines in 2003 and 2002.

The majority of our OSP product sales relate to copper OSP products. We are the largest manufacturer of copper OSP communications wire and cable in North America, based on sales. At the end of 2005 we believe we had an approximate 70% share of the total North American copper OSP market. Copper wire and cable are the most widely used media for voice and data transmission in the local loop portion of the traditional telecommunications infrastructure operated by the LECs. The local loop is the segment of the telecommunications network that connects the customer's premises to the nearest telephone company switching center or central office.

Demand for copper OSP wire and cable is dependent on several factors, including the rate at which new access lines are installed in homes and businesses, the level of infrastructure spending for items such as road-widenings and bridges, which generally necessitate replacement of existing utilities including telephone cable, and the level of general maintenance and repair spending by the LECs. The installation of new access lines is, in turn, partially dependent on the level of new home construction and expansion of business. Competitive alternatives to traditional telephone service, such as wireless and cable telephony, have had a negative impact on the demand for copper OSP wire and cable, and these threats are expected to increase. Additionally, the demand for copper OSP products is impacted by the extent to which the RBOCs and other telephone companies deploy fiber optic cable in their networks. Recently, certain RBOCs have begun to significantly increase the use of fiber optic cable further downstream in their networks, in some cases all the way to the premises. While we believe that ultimately the transition from copper toward fiber optic cable will be evolutionary, it is possible that the rate of fiber optic replacement will accelerate significantly, which could result in a significant decrease in the demand for our copper OSP cable.

The local loop comprises approximately 170 million residential and business access lines in the United States. The installed base of copper wire and cable and associated switches and other components utilized in the local loop represents an investment of over $150 billion that must be maintained by the LECs. Although other media, such as fiber optic cable, are used for trunk lines between central offices and for feeder lines connecting central offices to the local loop, a substantial portion of all local loop lines and systems continues to be copper based. We believe that in the local loop, copper based networks require significantly lower installation costs than other alternative networks such as fiber optics.

Copper usage in the local loop continues to be supported by technological advances that expand the use and bandwidth of the installed local loop copper network. These technologies, together with regulatory developments and increased competition among service providers, have accelerated the demand for and the introduction of new high-speed and bandwidth intensive telecommunications services, such as integrated voice and data, digital subscriber lines, or DSL, broadcast and conference quality video, Internet, high-speed LAN-to-LAN connectivity, "Voice over Internet Protocol" or VoIP, and other specialized bandwidth intensive applications, all of which can now be provided over the copper based local loop network.

Our copper OSP products include distribution cable and service wire products, ranging in size from a single twisted pair to a 4,200-pair cable. The basic unit of virtually all copper OSP wire and cable is the "twisted pair," a pair of insulated conductors twisted around each other. Twisted pairs are bundled together to form communications wire and cable. Our copper OSP wire and cable products are differentiated by a multitude of design variations, depending on where the cable is to be installed. Copper OSP products normally have metallic shields for mechanical protection and electromagnetic shielding, as well as an outer polyethylene jacket.

The fiber optic OSP cables we manufacture can be used in a variety of installations, such as aerial, buried and underground conduit, and can be configured with one to 1008 fibers. These cables are sold to our traditional customers, such as distributors and LECs (including the RBOCs), as well as new customers, such as CATV companies and campus networks.

We are and Superior TeleCom historically was a key supplier of copper OSP wire and cable to the RBOCs and Embarq Corporation (formerly Sprint Corporation). It is estimated that the RBOCs and Embarq comprise approximately 70% of the North American copper OSP market. The remaining North American market is comprised of more than 1,200 smaller independent telephone companies. For the years ended December 31, 2005, 2004 and 2003, a total of 67%, 63% and 65%, respectively, of Superior TeleCom's and our OSP product net sales were to the RBOCs and Sprint. We sell to the RBOCs and major independent telephone companies through a direct sales force.

Our sales to the RBOCs and the independent telephone operating companies are generally pursuant to multi-year supply arrangements in which the customer agrees to have us supply a certain portion of the customer's OSP wire or cable needs during the term of the arrangement. Typically, customers are not required to purchase any minimum quantities of product under these arrangements. At December 31, 2005, we had multi-year arrangements with three of the four RBOCs and with Sprint, a portion of which arrangements expire in 2006. See "—Summary of certain customer and raw material agreements."

  Premises products

Premises product revenues were $105.3 million, $82.7 million and $54.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. We have experienced increased demand for our copper and fiber premises products during 2005 and 2004 which we believe is due to growing investment in information technology, including new and upgraded computer systems and associated wiring. We believe the increase in our premises product sales also reflects an increase in our market share.

Premises wire and cable is used within buildings to provide connectivity for telecommunications networks and LANs and within switching structures to connect various electronic switching and testing components. Rapid technological advances in communications and computer system capabilities have created increasing demand for greater bandwidth capabilities in wire and cable products. Demand for premises wire and cable products is dependent upon new office building and retail construction, technological upgrades of existing office buildings networks, building remodeling and residential construction.

There are two primary applications for communications wiring systems within buildings: data applications and voice applications. The primary voice application consists of networking telephone stations. The primary data application is LANs, which generally require the wired interconnection of workstations and peripherals, such as printer and file servers, to form a network. Data applications constitute the majority of new wiring system investment.

Four major types of cables are currently deployed in premises applications: (i) LAN copper twisted pair (unshielded twisted pair, or UTP, and shielded twisted pair, or STP), (ii) LAN fiber optic cable, (iii) LAN coaxial cable and (iv) voice grade twisted copper pair.

Our current copper premises wire and cable product offerings include high performance data transmission cables (10 Gain, Category 6 and Category 5e) ranging in size from 4-pair to 25-pair. These cables are designed and manufactured for use in both plenum (horizontal) and riser (vertical) environments. Our fiber optic premises cables contain from one to 144 fibers and are used principally for data network backbone applications.

Our premises wire and cable products are sold primarily through major national distributors, international distributors, and smaller regional distributors who in turn resell to contractors, international and domestic telephone companies and private overseas contractors for installation in industrial, commercial and residential markets. While there were two major industry consolidating transactions during 2004, the premises wire and cable market remains fragmented, with more than 20 premises wire and cable manufacturers in North America and more than 75 worldwide.

Magnet wire and distribution

Our magnet wire and distribution business currently consists of two operating segments, the North American magnet wire and distribution segment (formerly magnet wire and distribution) and the European magnet wire and distribution segment which we refer to as Essex Nexans. As previously discussed Essex Nexans is our 60% owned joint venture formed in connection with our acquisition of Nexans' European magnet wire and distribution business in October 2005. Essex Nexans also includes our U.K. magnet wire business which was previously reported within the magnet wire and distribution segment. All prior period segment information has been restated to reflect the current segment reporting structure.

Our magnet wire and distribution segments develop, manufacture and market magnet wire (also known as winding wire) and related products to OEMs. Magnet wire is enamel coated copper or aluminum wire that is wound into coils and used in electrical motors, controls, switches and other electronic devices. The principal end market applications include motors used in industrial, automotive and other applications, and for appliances. Magnet wire is also used in transformers for power generation by power utilities and for power conversion and electrical controls in industrial applications. We also distribute magnet wire and fabricated insulation products manufactured by us and related accessory products purchased from third parties to small OEMs and motor/transformer repair facilities. Essex Nexans produces enamels used both for internal consumption and for sale to third parties. We market our products to global OEMs and through authorized distributors.

North American magnet wire and distribution

The North American magnet wire and distribution segment currently operates five magnet wire manufacturing plants and two electrical insulation fabricating plants in the U.S. and one combined facility in Mexico. Our combined manufacturing facility in Torreon, Mexico is strategically located to service major OEM customers with Mexican manufacturing locations as well as to allow us to pursue new market opportunities in Mexico, Central America and South America. We also distribute insulation and other accessory products to customers in Mexico from this location.

In 2005 we announced plans to enter the Chinese magnet wire market through construction of a wholly owned "Greenfield" facility. We have acquired the land use rights and necessary business licenses and have started construction of the facility near Shanghai in the New Suzhou district. We expect to commence operations in the fourth quarter of 2006. We believe this facility will allow us to serve our major customers that have production facilities in China and enter the rapidly growing Chinese magnet wire market.

  Magnet wire

North American magnet wire sales were $574.5 million, $430.8 million and $320.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. We are one of the leading suppliers of enameled copper and aluminum magnet wire in North America as measured by revenues and copper equivalent pounds sold. Our North American magnet wire business offers a comprehensive line of magnet wire products including over 2,000 types of magnet wire ranging in diameter from 4 gauge to 46 gauge.

The magnet wire market in North America stabilized in 2004 and 2005 after significant volume declines following the market peak in 2000. The decline was a result of the weak industrial sector as well as the relocation of production to low cost regions outside of North America. Offshore migration has continued to negatively affect North American demand but it has been largely offset by increases in magnet wire usage, particularly in energy efficient motors and lighting applications. The demand for emergency power and the severe weather experienced in the U.S. Gulf Coast region in 2004 and 2005 resulted in an increased demand for magnet wire attributable to the replacement and new production of transformers and generators.

We work closely with global OEMs to develop new magnet wire products and enhancements to existing products for applications in energy efficient motors, generators and transformers. These products include inverter duty magnet wire for use by OEM motor manufacturers where high voltage spikes are encountered and wire with additional abrasion resistance and thermal protection for use in severe motor/generator winding applications and for form wound coils made with rectangular cross section wire. We believe our ability to formulate and produce our own enamel coatings allows us to distinguish ourselves in terms of quality and cost of production.

Our magnet wire strategy is built upon the foundation of sales to major OEMs through quality products, strategic sales and marketing efforts, technical and customer service and long-term relationships. Our largest OEM customers include, among many others, A.O. Smith, Cooper Industries, Emerson Electric, Howard Industries, Regal-Beloit, Tecumseh, Delphi and Visteon. Sales to these customers are typically pursuant to annual or multi-year supply agreements with a percentage of each customer's total requirements awarded at a negotiated fixed price, subject to adjustment for the cost of copper. For the years ended December 31, 2005, 2004, and 2003, approximately 78%, 74% and 78%, respectively, of magnet wire volume shipped was pursuant to such supply arrangements. In 2005 two customers accounted for 13% and 12% of our total North American magnet wire sales. In 2004 one customer accounted for 15% of our total North American magnet wire sales.

  Essex Brownell distribution and accessory products

Within our North American magnet wire and distribution segment, we operate the largest national distribution channel for magnet wire and related products. Our Essex Brownell distribution operations provide a single source for motor/transformer repair businesses and OEMs to purchase all of their magnet wire, insulation and related accessory product needs. We also manufacture various fabricated insulation products that are primarily marketed and distributed by Essex Brownell. The Essex Brownell distribution operations include a sales force that covers North America, supported by strategically located distribution centers and warehouse locations. In addition to internally produced magnet wire and insulation products, the Essex Brownell line includes products from more than 100 third party suppliers. We believe Essex Brownell provides us with a distinct competitive advantage, as we are the only major North American magnet wire producer that also distributes a full line of complementary electrical accessory products.

European magnet wire and distribution (Essex Nexans)

Our European magnet wire and distribution segment consists of our Essex Nexans joint venture, and for periods prior to the formation of the joint venture on October 21, 2005, our U.K. magnet wire and distribution business. Essex Nexans produces magnet wire in six production facilities in Germany, France, the UK and Portugal and produces enamels in one production facility in France. Essex Nexans is a leading producer in the European magnet wire market. Essex Nexans also operates a distribution business in the U.K. that services smaller OEM customers with magnet wire and other related products. Enamels produced are used both for internal consumption in the production of magnet wire and for sale to third parties. We believe Essex Nexans has a European competitive advantage which stems from its broad and innovative product offering, its ability to produce its own magnet wire enamels, its low cost structure, and its commitment to world-class logistics and customer support.

Essex Nexans revenues totaled $105.8 million in 2005 which includes the operations of the acquired Nexans European magnet wire and enamel business beginning October 21, 2005. Revenues for Essex Nexans for periods prior to October 21, 2005 consist of revenues attributable to our U.K. magnet wire business prior to the formation of Essex Nexans. On a pro forma basis assuming the formation of the joint venture and the acquisition of Nexans' European magnet wire business had occurred on January 1, 2005, Essex Nexans revenues would have totaled $413 million for 2005.

  Magnet wire

The European magnet wire market is fragmented with more than 20 competitors that compete aggressively on price due in part to recent industry overcapacity. Demand has declined approximately 15% on a volume basis since its peak in 2000. Western Europe in particular has suffered from demand declines resulting from weakness in the European industrial sector and a migration of customer demand to lower cost markets, primarily Eastern Europe and Asia.

Essex Nexans has a range of magnet wire products to meet a wide variety of customer applications in the European market. These include standard round wire products ranging in size from 0.02 mm to 6.0 mm, along with specialty products such as rectangular enameled strips and self-bonding and self-lubricating wires. We work closely with our customers to continually develop new products as well as enhancements to existing products.

Essex Nexans serves all major European magnet wire end use customer segments, including automotive, pumps, appliances, multimedia, lighting, motors, and transformers. To these customers we seek to provide integrated customer service and dedicated sales contacts. We also offer what we believe to be industry leading service and logistics capabilities, including sales and operation planning, electronic data interchange, and inventory management.

Essex Nexans' largest magnet wire customers include, among many others, Danfoss, Valeo, Grundfos, and Bosch. Sales to these customers are typically pursuant to annual or multi-year supply agreements with a percentage of each customer's total requirements awarded at a negotiated fixed price, subject to adjustment for the cost of copper. During 2005 no customer accounted for more than 10% of sales for the European magnet wire and distribution segment.

Essex Nexans has entered into an agreement with Nexans regarding the supply of copper rod. Under the terms of the agreement, Essex Nexans agrees annually to purchase a monthly volume of copper rod at fixed conversion costs, which are subject to annual adjustment, plus the cost of copper. Under the agreement, Nexans is the exclusive supplier of copper rod in France and is the supplier for a substantial majority of Essex Nexans copper rod needs in Germany. The agreement expires on December 31, 2008 with automatic one year renewals unless cancelled by either party upon six months prior notice.

The manufacturing process for magnet wire involves several steps beginning with breaking down copper rod and bare wire into smaller diameters through various process steps until the finished size and shape is achieved. The initial break down of copper rod into intermediate sized wire for the Essex Nexans' facilities in France and in one of its German facilities is provided through an agreement with Nexans for pre-drawn copper wire. The pre-drawn wire is then drawn down to its final shape or size, and insulating enamel or other material is applied by Essex Nexans to create the finished product. Under the terms of the agreement with Nexans, Essex Nexans agrees to purchase substantially all of its pre-drawn copper wire requirements from Nexans at fixed conversion costs, which may be adjusted annually for certain Nexans cost increases, plus the cost of copper. Under the agreement, Nexans is the exclusive supplier of pre-drawn wire in France and Germany and for 30% of Essex Nexans' pre-drawn wire needs in Portugal. The agreement expires on December 31, 2008 with automatic one year renewals unless cancelled by either party upon twelve months prior notice.

  Distribution

In the U.K. and France, we distribute magnet wire to smaller customers through our distribution businesses. These customers generally require smaller quantities of wire than larger OEMs, delivered immediately or on next day service. The customer base consists of small OEMs manufacturing small motors and generators, site and distribution transformers and electro-mechanical devices, along with motor, generator and transformer repair shops, serving industrial, commercial and marine sectors of the market.

  Enamels

Essex Nexans produces enamels in its Meyzieu, France production facility and is one of the leading magnet wire enamel producers in Europe. The facility includes a computerized production system which we believe allows it to meet the most stringent quality and consistency requirements. Essex Nexans markets its magnet wire enamel products world-wide through a sales network located close to magnet wire manufacturers.

Copper rod

Through our copper rod business segment, which generated $294.8 million, $282.8 million and $171.7 million of net sales for the years ended December 31, 2005, 2004 and 2003, respectively, we manufacture continuous-cast copper rod, which is the basic raw material used in the copper wire and cable industry. We operate three North American copper rod continuous casting units in two facilities to convert copper cathode into copper rod. The units are located near certain of our major North American magnet wire manufacturing plants. Copper rod segment sales consist primarily of external sales of processed copper rod that is not used for internal production. Copper rod volumes fluctuate from period to period due to changes in internal consumption needs and external market conditions. Approximately one-half of our copper rod production is used for internal consumption. We sell the remaining copper rod to third parties for various wire and cable applications and to meet a full range of customer needs. We source our remaining internal need for copper rod from third party producers.

In connection with the previously discussed electrical wire sale to Alpine, Superior TeleCom entered into an agreement with Essex Electric whereby, Essex Electric, among other things, agreed to purchase from Superior TeleCom certain specified quantities of its overall requirements of copper rod. The specified quantities represented a range of Essex Electric's estimated total annual copper rod requirements for use in its building and industrial wire manufacturing process. The purchase price for copper rod specified in this agreement was based on the COMEX price plus an additional amount to reflect conversion to copper rod. On November 7, 2003, this agreement was replaced by a new agreement between Superior Essex and Essex Electric. The new agreement provided for the supply by us to Essex Electric of copper rod, on similar pricing terms, through December 31, 2004. We continued to sell copper rod to Essex Electric in 2005 under an annual supply agreement. Sales of copper rod to Essex Electric for the years ended December 31, 2005, 2004 and 2003 were $90.0 million, $87.1 million and $104.8 million, respectively, and accounted for 31%, 31% and 61%, respectively, of our copper rod segment sales. Other copper rod customers include OEMs and major wire and cable manufacturers and fabricators. Sales to these customers are generally under annual supply arrangements which establish the terms and conditions under which the customer may purchase copper rod during the term of the arrangement. Customers are not typically required to purchase any minimum quantities of product under these arrangements. In addition to Essex Electric, one customer accounted for 45% and three customers accounted for 15% of total copper rod sales for the year ended December 31, 2005. In 2004 one customer (in addition to Essex Electric) accounted for 36% and three customers accounted for 24% of total copper rod sales for the year. Two customers (in addition to Essex Electric) accounted for approximately 13% each of the copper rod operations' sales for the year ended December 31, 2003 and a total of four customers (excluding Essex Electric) accounted for approximately 34% of sales for this period. In 2006, Essex Electric was acquired by another copper rod producer and is no longer purchasing copper rod from us. Additionally, in the fourth quarter of 2005 the copper rod segment's largest customer filed for bankruptcy. This customer continues to purchase copper rod from us under the terms of a new arrangement.

The market for copper rod is highly competitive with only a few major producers, including ourselves. Our ability to supply our own copper rod requirements allows us to control the quality and consistency of a substantial portion of the primary raw material for our magnet wire business and also leads to cost savings versus buying all of our copper rod requirements from third parties.

SUMMARY OF CERTAIN CUSTOMER AND RAW MATERIAL AGREEMENTS

A majority of sales of our products are pursuant to customer arrangements which generally provide for adjustments in pricing to take into account changes in the price of copper and frequently, other raw materials.

Communications segment

In our communications business, we generally enter into two to five year agreements with regional Bell operating companies (RBOCs) and other large independent telephone companies. Customarily, these agreements set forth the terms for purchases, if made, but do not require the customer to commit to a particular volume of purchases. The majority of our communications revenues are derived from arrangements with RBOCs and other large independent telephone companies that provide that the copper component of the products purchased during a calendar quarter is established during a prior three-month period. The copper component of the purchase price during a quarter is the average daily COMEX price for copper during the three-month period ending one month before the end of the prior quarter. Some contracts provide that the copper component of the purchase price during one month will be based on the average daily COMEX price for copper for a portion of the prior month. As a result, the price of the copper component of our product billed to customers may be different than the current cost of copper at the time of sale. To minimize the impact of this difference, we forward price copper purchases with our suppliers based on forecasted demand. See "Risk Factors—Risks to Our Business Related to Copper."

In addition to these adjustments for copper, such communications contracts generally provide escalators for the cost of other key raw materials used in the manufacture of our communications products, which may be in the form of an index or tied to specified raw material cost increases.

Pricing for communications products sold to distributors and non-contract customers is generally established based on the price of the product on the date of order. In the past, we have based the copper component of the sales price on the prior month's average daily COMEX price. However, circumstances such as the current copper markets, may warrant more timely changes to the price of our communications products sold to distributors and non-contract customers. As a result, these products prices are currently being changed more frequently.

Magnet wire and distribution segments

In our North American magnet wire and distribution business, we generally enter into multi-year agreements with large OEMs. These agreements set forth the terms for purchase of magnet wire and, though they do not generally require the customer to purchase specific quantities, they may require the customer to purchase all or a specified portion of their requirements from us. The price of magnet wire generally has two components—a metal price component and a conversion component. The metal price is established as described below. The conversion component is generally fixed for the term of the agreement.

Under these agreements, qualified customers may fix the copper price component of future purchases of magnet wire, in which case the commitments are generally non-cancelable. We utilize COMEX fixed price futures contracts to match the cost of copper purchased to the price of these forward purchase commitments. If these customers do not elect to forward price the copper component, the copper price is either the COMEX copper spot price or the prior month's average COMEX copper price at the time of shipment.

In the event of abnormal and significant increases in non-metal material costs required to manufacture and provide magnet wire, these agreements generally provide that prices are subject to review for adjustment.

In our distribution business in North America, the copper price of magnet wire is either the COMEX copper spot price at the time of shipment or the prior month's average COMEX copper price.

In our European business, our magnet wire pricing has two components—a copper price component and a conversion component. There are several pricing options available to qualified customers with respect to the copper price component. Customers may fix the copper price component of future purchases of magnet wire. In addition, customers may elect to have the copper price component of future purchases of magnet wire based on the current, or the prior month's, average LME copper price at the time of shipment, or on the LME copper price on a particular day during the shipment month. In order to use certain of these options, the customer must make an election prior to the first day of the month that determines the price and specify the volume of magnet wire subject to such pricing election. These customer pricing elections are generally non-cancelable and we procure copper to match these elections. The copper price component of all other shipments is based upon the LME spot price on the date of shipment.

Copper rod segment

In our copper rod segment, customers generally enter into an annual agreement for expected delivered quantities at a selling price that includes the copper component plus a premium for recovery of our conversion costs. The copper component is priced at the current month's average COMEX spot price.

Company purchases of copper cathode/copper rod

In North America, we generally purchase our copper cathode and copper rod pursuant to agreements with select suppliers and merchants. The price of copper cathode and copper rod generally has two components—a copper price component and a premium to cover profit, freight and conversion. Under these agreements, the cost of the copper component is based upon one of three pricing methods: 1) a forward fixed price copper contract; 2) the average monthly COMEX copper price in the month of physical receipt by us; or 3) the average monthly COMEX copper price at time of supplier shipment.

In Europe, Essex Nexans has entered into agreements to purchase a significant portion of its copper rod and pre-drawn copper wire requirements from Nexans. The purchase agreements expire on December 31, 2008 with automatic one year renewals unless cancelled by either party upon six months prior notice in the case of copper rod and twelve months prior notice in the case of drawn copper wire.

RAW MATERIALS AND MANUFACTURING

The principal raw materials we use in the manufacture of magnet wire are copper and various chemical compounds used in the production of enamels. The principal raw materials used in the manufacture of our communications cable products are copper, aluminum, bronze, steel, optical fibers and plastics, such as polyethylene and polyvinyl chloride (PVC). Copper rod is the most significant raw material used in our manufacturing process. Due to the importance of copper to our business, we maintain a centralized metals operation that manages North American copper procurement and provides vertical integration in the production of copper rod and in scrap recycling.

As discussed above, we operate three North American copper rod continuous casting units strategically located in proximity to certain of our North American magnet wire producing plants to minimize freight costs. These facilities convert copper cathode into copper rod which is then shipped and utilized directly in our manufacturing operations or sold to third parties.

In North America we purchase copper cathode and, to the extent not provided internally, copper rod from a number of copper producers and metals merchants. Generally, such copper cathode and rod purchases are pursuant to supply agreements which extend for a one-year period and are normally based on the COMEX price plus a premium to cover transportation costs, payment terms and producers' profit. In the case of copper rod, there is an additional charge to reflect cathode conversion. Essex Nexans has entered into agreements to purchase a significant portion of its copper rod and pre-drawn copper wire requirements from Nexans. The purchase agreements expire on December 31, 2008 with automatic one year renewals unless cancelled by either party upon six months prior notice in the case of copper rod and twelve months prior notice in the case of drawn copper wire.

Historically, we have had adequate supplies of copper available from producers and merchants, both foreign and domestic. Foreign economies have been consuming an increasing proportion of worldwide copper production resulting in a reduction of copper stock levels held in COMEX and LME warehouses and sold through merchants. These macro-economic and other factors have contributed to extremely high and volatile prices and periodic shortages of supplies of copper. We have historically purchased the majority of our copper requirements from producers and have accessed COMEX warehouse supplies on only a limited basis. Historically Nexans has been able to obtain adequate supplies of copper to meet their production needs. Although neither we nor Nexans have experienced any shortages during the current or recent years that have had a material impact on our operations, no assurance can be given that we will be able to procure adequate supplies of copper cathode and copper rod to meet our future production needs. Furthermore, supply shortages or disruptions may cause us to procure our copper rod from less cost effective sources and may have a negative impact on our margins.

Copper is a commodity and is therefore subject to price volatility. Fluctuations in the cost of copper have historically not had a material impact on profitability due to the ability in most cases to adjust product pricing in order to properly match the price of copper billed with the copper cost component of inventory shipped. Copper pricing under our major telephone company contracts in our communications cable segment is generally based on the average copper price for the preceding quarter. To minimize the risk of fluctuations in the price of copper with respect to these contracts, we forward price copper purchases with our suppliers based on forecasted demand. In our North American magnet wire business customers frequently fix the copper cost component of future deliveries. We utilize COMEX fixed price futures contracts to minimize our commodity price risk on these contracts. Certain of Essex Nexans' customers purchase magnet wire for future delivery with the copper cost component priced at the average copper price for the month preceding delivery. We manage the commodity risk associated with these deliveries through the use of LME fixed price futures contracts or forward price copper purchases from our copper suppliers. We do not hold or issue futures contracts for trading purposes.

In addition to copper rod, we are also vertically integrated in the production of magnet wire enamels in both North America and Europe. We believe one of our primary cost and quality advantages in the magnet wire business is the ability to produce most of our enamel and copper rod requirements internally.

Other raw materials that we use in the manufacture of our communications cable products include aluminum, bronze, steel, optical fibers and plastics, such as polyethylene and PVC. Additionally,

natural gas is a key energy source used in the manufacture of magnet wire. The natural disasters that hit the Gulf Coast region of the United States in 2005 had a significant effect on natural gas supply and on raw material producers located in the region and those which rely on oil and gas or raw materials produced in the region. In 2005 certain of our raw material suppliers declared force majeure and instituted significant price increases. The markets for these key raw materials as well as certain chemicals used in producing enamels are extremely tight and are forecasted to remain so for the near term. There can be no assurance that we will be able to procure adequate supplies of our essential raw materials to meet our future needs.

SEASONALITY

We have historically experienced seasonal fluctuations in our revenues, operating income and net income. Our sales volumes are generally lower in our fourth and first fiscal quarters due primarily to cold weather related reduction in demand in our communications cable segment customers and the impact of year end holiday related plant shutdowns of major OEM customers of our magnet wire and distribution segments. Additionally, sales volumes in Europe are generally lower in the third quarter reflecting the summer holiday period.

EXPORT SALES

Export sales from the U.S. during the years ended December 31, 2005, 2004 and 2003 were $209.2 million, $146.8 million and $86.1 million, respectively. Our primary markets for export sales are Latin America and Canada.

BACKLOG AND RETURNS

Backlog in the communications cable segment typically consists of two to five weeks of sales depending on seasonal and overall industry demand issues. Our other product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. Historically, sales returns have not had a material adverse effect on results of operations.

COMPETITION

The market for wire and cable products and copper rod is highly competitive. Each of our businesses competes with at least one major competitor. However, due to the diversity of our product lines as a whole, no single competitor competes with us across the entire spectrum of our product lines.

Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. We believe we enjoy strong customer relations resulting from our long participation in the industry, emphasis on customer service, commitment to quality control, reliability and substantial production resources.

RESEARCH AND DEVELOPMENT

We operate research and development facilities in Kennesaw, Georgia and Fort Wayne, Indiana. The Kennesaw facility's efforts primarily address the needs of the communications cable segment's premises product lines and product cost-reduction activities. At the Fort Wayne facility, our metallurgical and chemical labs are focused on the development of magnet wire metal properties and processing qualities, as well as enhancement of enamels and their application in the magnet wire manufacturing process. Essex Nexans conducts research and development activities at its Chauny and Meyzieu facilities primarily related to the development and processing of enamels. Aggregate research and development expenses during the years ended December 31, 2005, 2004 and 2003 amounted to $4.6 million, $3.9 million and $3.9 million, respectively.

Although we hold certain trademarks, licenses and patents, none is considered to be material to our business.

EMPLOYEES

As of December 31, 2005, we employed approximately 4,100 employees, including employees of Essex Nexans. Approximately 660 of our U.S. employees are represented by unions, all of which work in our North American magnet wire and distribution segments. Collective bargaining agreements expire at various times in 2006 and 2007. We consider relations with our employees to be satisfactory.

ENVIRONMENTAL MATTERS

Our manufacturing operations are subject to extensive and evolving federal, foreign, state and local environmental laws and regulations relating to, among other things, the storage, handling, disposal, emission, transportation and discharge of hazardous substances, materials and waste products, as well as the imposition of stringent permitting requirements. We do not believe that compliance with environmental laws and regulations will have a material effect on the level of our capital expenditures or our business, financial condition, liquidity or results of operations. However, violation of, or non-compliance with, these laws, regulations or permit requirements, even if inadvertent, could result in an adverse impact on our operations, business, financial condition, liquidity or results of operations. No material expenditures relating to environmental matters were made in 2005, 2004 or 2003. We do not believe that compliance with environmental laws and regulations will have a material effect on our capital expenditures, net income or competitive position. We estimate our capital expenditures related to environmental regulation and compliance will be approximately $1.5 million for 2006.

Management

EXECUTIVE OFFICERS AND DIRECTORS

We have a staggered board of directors with seven members. Our board is divided into three classes, as nearly equal in size as possible, with the term of office of each class ending in successive years. Messrs. Carter, Gounot and Guthrie have been designated as Class I directors; Messrs. Johnson and Lewis have been designated as Class II directors; and Messrs. Haymon and Hines have been designated as Class III directors. The terms of office of directors in Class I, Class II and Class III expire at the 2007, 2008 and 2009 annual meetings of shareowners, respectively. Our executive officers serve at the discretion of our board of directors. The following table sets forth our executive officers and directors, their ages and positions as of March 31, 2006:

Name	Age	Position

Stephen M. Carter	52	President, Chief Executive Officer and Director
Denys Gounot	52	Director, Chairman Essex Nexans Europe S.A.S.
James F. Guthrie(b)	61	Director
Monte R. Haymon(a)(b)(c)	68	Director
Andrew P. Hines(b)	66	Director
Thomas H. Johnson(a)(c)	56	Director
Perry J. Lewis(a)(c)	68	Director
David S. Aldridge	51	Executive Vice President, Chief Financial Officer and Treasurer
Barbara L. Blackford	49	Executive Vice President, General Counsel and Secretary
Justin F. Deedy	50	Executive Vice President and President, Communications Group
H. Patrick Jack	54	Executive Vice President and President, Essex Group

(a)
Member of the compensation committee

(b)
Member of the audit committee

(c)
Member of the governance and nominating committee

Stephen M. Carter, age 52, has been our Chief Executive Officer since November 10, 2003 and our President since May 2004. Mr. Carter became a member of our board of directors upon assuming his role as Chief Executive Officer in November 2003. From July 2000 until November 2002, Mr. Carter was President and Chief Executive Officer of Cingular Wireless, a provider of wireless services. Mr. Carter has served in various positions with SBC Communications and its predecessor company, Southwestern Bell, including President and Chief Executive Officer of SBC Wireless, President of SBC Strategic and Special Markets and President/Chief Executive Officer of Southwestern Bell Telecom.

Denys Gounot, age 52, has been a member of our board of directors since November 10, 2003. Since October 21, 2005, Mr. Gounot has served as Chairman of Essex Nexans Europe SAS, the holding company for the Company's European magnet wire joint venture with Nexans. He has been a principal of DG Network, a strategic advisory firm, since 2003. DG Network provides services to the Company as described herein at "Certain Relationships and Related Transactions." From 1999 through 2001, Mr. Gounot held various positions as an officer with Lucent Technologies Inc., a provider of communications networks for communications service providers, including President of Lucent's optical fiber division.

James F. Guthrie, age 61, has been a member of our board of directors since November 10, 2003. Mr. Guthrie has been an executive consultant, principally to early stage telecom technology enterprises, since 1999. Prior to that time, Mr. Guthrie was, from 1995 to 1999, Executive Vice President and Chief Financial Officer of IXC Communications, Inc. (now Broadwing Communications), a network based communications services provider, from 1993 to 1995, Vice President and Chief Financial Officer of Times Mirror Company, and, from 1982 to 1993, Senior Vice President and Chief Financial Officer of Times Mirror Cable Television, Inc.

Monte R. Haymon, age 68, has been a member of our board of directors since November 10, 2003 and has been our non-executive Chairman of the Board since January 2004. Mr. Haymon was Chairman of the Board of Sappi Fine Paper North America ("Sappi"), a manufacturer of coated and specialty paper products, from January 2002 until his retirement in December 2002. He previously served as Sappi's President and Chief Executive Officer from 1995 to January 2002. Mr. Haymon is a member of the board of directors of OfficeMax Incorporated, a leader in both business-to-business and retail office products distribution, and is a former member of the board of directors of Agfa-Gevaert, a solutions provider for the imaging industry listed on the Brussels and Frankfurt Stock Exchanges.

Andrew P. Hines, age 66, has been a member of our board of directors since November 10, 2003. Mr. Hines has served as Vice President and Chief Financial Officer of GenTek Inc., a manufacturer of industrial components and performance chemicals, since October 19, 2005. He was a principal of Hines and Associates, a strategic senior management consulting firm, from 2000 until the time of joining GenTek. From October 2000 to October 2001, Mr. Hines was Executive Vice President and Chief Financial Officer of Ardent Communications, Inc. (f/k/a CAIS Internet), a provider of broadband access and bundled data services, which filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in October 2001. Mr. Hines was Executive Vice President and Chief Financial Officer from October 1997 to February 2000, and Executive Vice President, Strategic Planning and Business Development from February 2000 to June 2000, of Outboard Marine Corporation, a manufacturer of recreational boats and marine engines, which filed a voluntary Chapter 11 petition in December 2000. Our board of directors has determined that Mr. Hines, who is the chair of our audit committee, is an "audit committee financial expert," as defined by SEC rules and also satisfies the SEC's and the Nasdaq independence requirements for members of audit committees. Mr. Hines is also a director and chairman of the audit committee of Nations Rent Inc., a lessor and distributor of construction and service equipment.

Thomas H. Johnson, age 56, has been a member of our board of directors since December 7, 2005. Mr. Johnson retired in November 2005 as Chairman and Chief Executive Officer of Chesapeake Corporation, a leading international supplier of value-added specialty paperboard and plastic packaging. He joined Chesapeake in 1997 as President and Chief Executive Officer, and was named Chairman in 2000. Mr. Johnson served as non-executive advisory vice chairman of Chesapeake until April 30, 2006. He is also a director of Universal Corporation, a diversified company with operations in tobacco processing, lumber and other agri-products, Mirant Corporation, a competitive energy company that produces and sells electricity in North America, the Caribbean and the Philippines, and CMGI, Inc., a technology company that helps businesses market, sell and distribute their products and services.

Perry J. Lewis, age 68, has been a member of our board of directors since November 10, 2003. Mr. Lewis was an advisory director of CRT Capital Group LLC, an institutional securities research and brokerage firm, from 2001 until February 2006. From 2000 to 2001, Mr. Lewis was Senior Managing Director of Heartland Industrial Partners, a leveraged buyout firm, and was a founder and, from 1980 to 2001, partner of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm. Mr. Lewis is also a director of Clear Channel Communications, Inc., a diversified media company.

David S. Aldridge, age 51, has been our Executive Vice President since March 2004 and our Chief Financial Officer and Treasurer since November 10, 2003. Mr. Aldridge was Chief Financial Officer and Treasurer of Superior TeleCom from 1996 to November 9, 2003 and Chief Restructuring Officer of Superior TeleCom from January 2003 to November 9, 2003. Mr. Aldridge was Chief Financial Officer of The Alpine Group, Inc. from November 1993 to May 2003 and Treasurer of The Alpine Group, Inc. from January 1994 through April 2001.

Barbara L. Blackford, age 49, has been our Executive Vice President, General Counsel and Secretary since April 14, 2004. From September 2000 to March 2004, Ms. Blackford was Vice President, General Counsel and Secretary of Airgate PCS, Inc., a PCS Affiliate of Sprint, and iPCS, Inc., a wholly owned subsidiary of Airgate PCS, Inc. iPCS, Inc. filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in February 2003. From October 1997 to September 2000, Ms. Blackford was Associate General Counsel and Assistant Secretary at Monsanto Company, serving in a variety of roles, including as head of the corporate securities and mergers and acquisitions law groups and General Counsel of Cereon Genomics. Prior to joining Monsanto Company, Ms. Blackford was a partner with the private law firm Long Aldridge & Norman LLP (now known as McKenna Long & Aldridge LLP) in Atlanta, Georgia and spent twelve years with the law firm Kutak Rock. Ms. Blackford is a member of the board of directors of the Society of Corporate Secretaries and Governance Professionals.

Justin F. Deedy, Jr., age 50, has been our Executive Vice President and President of our Communications Group since November 10, 2003. Mr. Deedy was Executive Vice President of Superior TeleCom and President of Superior TeleCom's subsidiary that comprised its communications cable segment from June 1999 to November 9, 2003. Prior thereto, Mr. Deedy was Senior Vice President of Superior TeleCom from July 1996 to June 1999 and President of Superior TeleCom's wholly owned subsidiary, Superior Telecommunications Inc., from July 1993 to December 1999, when Superior Telecommunications Inc. was merged with and into another wholly owned subsidiary of Superior TeleCom as part of an internal reorganization.

H. Patrick Jack, age 54, has been our Executive Vice President since March 2004 and President of our subsidiary, Essex Group Inc., that comprises the magnet wire and distribution segment since November 10, 2003. Mr. Jack was President of Superior TeleCom's subsidiary that comprised its magnet wire and distribution segment from August 2002 to November 9, 2003. Prior thereto, Mr. Jack was a consultant to a successor company of Aristech Chemical Corporation, a chemicals and plastics business, from January 2002 to March 2002, and President and Chief Operating Officer of Aristech from 1998 to 2002.

As noted above, three of our executive officers, Messrs. Aldridge, Deedy and Jack, were previously employed by our predecessor Superior TeleCom Inc., which filed for reorganization under Chapter 11 of the United States Bankruptcy Code on March 3, 2003. The plan of reorganization, pursuant to which we acquired the business of Superior TeleCom, became effective on November 10, 2003.

Principal stockholders

Information is set forth below regarding beneficial ownership of our common stock, to the extent known to the Company, by (1) each person known by us to have beneficial ownership of more than 5% of our common stock, (2) each of our directors, (3) each of the named executive officers and (4) all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares. All information is as of January 1, 2006, except as otherwise noted.

	Common Stock
Name and address of beneficial owner(1)	Number of shares(2)		Percent of class(3)

Marathon Asset Management LLP(4)	2,706,617		15.71%
Artisan Partners Limited Partnership(5)	1,370,700		7.96
Deutsche Bank AG(6)	985,695		5.72
S.A.C. Capital Advisors, LLC(7)	966,931		5.61
J. Carlo Cannell(8)	865,600		5.02
Stephen M. Carter	278,535	(9)	1.62
David S. Aldridge	165,085	(10)	*
Justin F. Deedy, Jr.	165,085	(10)	*
H. Patrick Jack	168,756	(11)	*
Barbara L. Blackford	21,350	(12)	*
Andrew D. Africk	12,167	(13)	*
Denys Gounot	12,467	(13)	*
James F. Guthrie	12,167	(13)	*
Monte R. Haymon	44,317	(14)	*
Andrew P. Hines	12,167	(13)	*
Thomas H. Johnson	—		*
Perry J. Lewis	17,167	(13)	*
All directors and executive officers as a group	909,263	(15)	5.28

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o Superior Essex Inc., 150 Interstate North Parkway, Atlanta, Georgia 30339.

(2)
Includes shares subject to stock options that are currently exercisable or exercisable within 60 days of January 1, 2006.

(3)
Based on 17,228,053 shares of common stock outstanding on January 1, 2006.

(4)
Information is based on a Schedule 13G filed with the SEC on January 26, 2006, by Marathon Asset Management LLP ("Marathon") and certain affiliates. The principal business address of Marathon is Orion House, 5 Upper Street, Martin's Lane, London, WC2H 9EA, United Kingdom. Marathon is a registered investment advisor and holds these securities on behalf of advisory clients, none of which holds more than 5% of our outstanding stock.

(5)
Information is based on a Schedule 13G filed with the SEC on January 27, 2006 by Artisan Partners Limited Partnership, a registered investment adviser ("Artisan Partners") and certain affiliates. The principal business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. Artisan Partners holds these shares on behalf of its clients and shares voting and investment power as to all such shares.

(6)
Information is based on a Schedule 13G filed with the SEC on January 27, 2006 by Deutsche Bank AG. The principal business address of Deutsche Bank AG is Taunusanlage 12, D-60325 Frankfurt am Main, Federal Republic of Germany. The shares are held by the Corporate and Investment Banking business group and the Corporate Investments business group of Deutsche Bank AG and its subsidiaries and affiliates.

(7)
Information is based on a Schedule 13G jointly filed with the SEC on February 14, 2006 by S.A.C. Capital Advisors, LLC and certain affiliates. The principal business address of S.A.C. Capital Advisors, LLC is 72 Cummings Point Road, Stamford, Connecticut 06902. The only parties to this filing claiming beneficial ownership of securities are SAC MultiQuant, CR Intrinsic Investments and Sigma Capital Associates; the remaining parties specifically disclaim beneficial ownership. SAC Capital Advisors LLC has shared voting and investment power as to these shares.

(8)
Information is based on a Schedule 13G filed with the SEC on February 13, 2006, by J. Carlo Cannell, the controlling member of Cannell Capital LLC, an investment advisor ("Cannell Capital"). The principal business address of Mr. Cannell is 150 California Street, Fifth Floor, San Francisco, California 94111. The shares are beneficially owned by Cannell Capital for its investment advisory clients.

(9)
Includes 171,000 shares of restricted common stock.

(10)
Includes 58,824 shares of restricted common stock and options to purchase 100,000 shares of common stock.

(11)
Includes 61,029 shares of restricted common stock and options to purchase 100,000 shares of common stock.

(12)
Includes 6,000 shares of restricted common stock and options to purchase 15,000 shares of common stock.

(13)
Includes 6,667 shares of restricted common stock and options to purchase 4,667 shares of common stock.

(14)
Includes 10,106 shares of restricted common stock and options to purchase 25,000 shares of common stock.

(15)
Includes 399,118 shares of restricted common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC and J.P. Morgan Securities Inc. are the joint bookrunners of our offering and Morgan Joseph & Co. Inc. is the co-manager of our offering. UBS Securities LLC, J.P. Morgan Securities Inc. and Morgan Joseph & Co. Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	1,350,000
J.P. Morgan Securities Inc.	1,215,000
Morgan Joseph & Co. Inc.	135,000

Total	2,700,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

–>
receipt and acceptance of the common stock by the underwriters, and

–>
the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 405,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.90 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated in the underwriting agreement, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 405,000 shares:

	No exercise	Full exercise
Per share	$1.50	$1.50
Total	$4,050,000	$4,657,500

We estimate that the total expenses of this offering payable by us, other than underwriting compensation, will be approximately $0.3 million. The maximum underwriting compensation will not exceed 8% of the gross offering proceeds.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and J.P. Morgan Securities Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of the underwriting agreement. These restrictions will not apply to issuances of common stock upon the exercise of outstanding options or warrants, or to the issuance of employee stock options pursuant to existing stock option plans. In addition, these restrictions will not prohibit executive officers and directors from entering into written plans or agreements providing for the future sale of common stock, as long as sales do not occur during the 90-day lock-up period. Finally, these restrictions will not prohibit us from offering and selling common stock to the stockholders of any other company that we may agree to acquire during the 90-day lock-up period, as long as the aggregate amount of common stock that we offer and sell does not exceed 10% of our total shares outstanding on the date of this prospectus supplement, and any stockholder of the acquired company that is a director, executive officer or affiliate of the acquired company enters into a lock-up agreement for the remainder of the 90-day lock-up period on terms that are similar to the lock-up agreements being entered into by our executive officers and directors. At any time and without public notice, UBS Securities LLC and J.P. Morgan Securities Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol "SPSX."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids;

–>
syndicate covering transactions; and

–>
passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters or their affiliates have in the past provided commercial banking, financial advisory, investment banking or other services for us and our affiliates, including companies we have acquired, for which they received customary fees. The underwriters and their affiliates may in the future provide these types of services to us and our affiliates.

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)
in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus supplement does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus supplement nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the issuance of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The financial statements and the related financial statement schedule as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005 and the period November 11, 2003 (inception) to December 31, 2003, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2005 of Superior Essex Inc., and the financial statements and the related financial statement schedule as of and for the period January 1, 2003 to November 10, 2003 of Superior TeleCom, Inc., included or incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report related to the financial statements and financial statement schedule expresses an unqualified opinion and includes explanatory paragraphs relating to a change in method of accounting and application of AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," to the consolidated financial statements of Superior Essex Inc.), which are included or incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Incorporation of documents by reference

The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus supplement, which means that information included in these documents is considered part of this prospectus supplement. The following documents filed by us with the SEC are incorporated by reference into this prospectus supplement:

–>
our annual report on Form 10-K for the year ended December 31, 2005;

–>
our quarterly report on Form 10-Q for the quarter ended March 31, 2006;

–>
our current reports on Form 8-K filed with the SEC on January 20, 2006, February 21, 2006, February 21, 2006, March 3, 2006, March 13, 2006, April 4, 2006, April 20, 2006 and May 26, 2006; and

–>
the description of our capital stock contained in our registration statement on Form 10 filed with the SEC on December 16, 2003 pursuant to Section 12(g) of the Securities Exchange Act of 1934, and any amendment or report subsequently filed by us for the purpose of updating the description.

All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering covered by this prospectus supplement will be deemed to be incorporated by reference into this prospectus supplement and to be a part of the prospectus supplement from the date of filing of such documents. Any statement contained in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. This prospectus supplement, the registration statement and related prospectus and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Station Place, 100 F Street NE, Washington, D.C. 20549. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at the above address. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to this offering. The prospectus, which forms a part of the registration statement, and this prospectus supplement do not contain all the information included in the registration statement and the attached exhibits.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us. The reports, proxy and information statements, and other information about us can be downloaded from the SEC's website.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in the prospectus or this prospectus supplement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Ms. Peggy Tharp, Director of Investor Relations, at Superior Essex Inc., 150 Interstate North Parkway, Atlanta, GA, 30339. Our telephone number at that address is (770) 657-6411.

Index to Consolidated Financial Statements

        The following financial statements of Superior Essex Inc. and Superior TeleCom Inc. are included at the indicated page in this prospectus supplement:

Page
Unaudited Condensed Consolidated Financial Statements of Superior Essex Inc. and Subsidiaries as of March 31, 2006 and for the Three Months Ended March 31, 2006 and 2005
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Cash Flows	F-4
Notes to Condensed Consolidated Financial Statements	F-5

Audited Consolidated Financial Statements of Superior Essex Inc. as of December 31, 2005 and 2004 and for the Years Ended December 31, 2005 and 2004 and the Period November 11, 2003 to December 31, 2003 and Audited Consolidated Financial Statements of Superior TeleCom Inc. for the Period January 1, 2003 to November 10, 2003
Report of Independent Registered Public Accounting Firm	F-24
Consolidated Balance Sheets	F-26
Consolidated Statements of Operations	F-27
Consolidated Statements of Stockholders' Equity (Deficit)	F-28
Consolidated Statements of Cash Flows	F-30
Notes to Consolidated Financial Statements	F-31

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$7,314	$8,184
Accounts receivable (less allowance for doubtful accounts of $6,293 and $5,151 at March 31, 2006 and December 31, 2005, respectively)	339,458	259,615
Inventories, net	263,834	238,355
Other current assets	36,029	35,385

Total current assets	646,635	541,539
Property, plant and equipment, net	240,577	240,732
Intangible and other long-term assets, net	40,420	45,921

Total assets	$927,632	$828,192

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$14,809	$34,119
Current portion of long-term debt	507	499
Accounts payable	174,403	143,931
Accrued expenses	93,140	92,426

Total current liabilities	282,859	270,975
Long-term debt	346,690	279,226
Other long-term liabilities, primarily pension obligations	50,923	51,516

Total liabilities	680,472	601,717
Minority interest in consolidated subsidiaries	21,726	20,822
Stockholders' equity:
Preferred stock, $.01 par value; 7,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 33,000,000 shares authorized; 17,406,319 and 17,294,848 shares issued at March 31, 2006 and December 31, 2005, respectively	174	173
Capital in excess of par value (note 1)	174,780	175,928
Accumulated other comprehensive loss	(1,154)	(4,361)
Retained earnings	53,056	39,957
Equity-based unearned compensation (note 1)	—	(4,920)
Treasury stock, at cost (78,304 shares and 66,793 shares at March 31, 2006 and December 31, 2005, respectively)	(1,422)	(1,124)

Total stockholders' equity	225,434	205,653

Total liabilities and stockholders' equity	$927,632	$828,192

The accompanying notes are an integral part of these condensed consolidated financial statements

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2006	2005
Net sales	$651,694	$403,288
Cost of goods sold	593,245	361,367

Gross profit	58,449	41,921
Selling, general and administrative expenses	(35,612)	(25,473)
Restructuring and other charges	(781)	(452)
Asset impairment charge (note 4)	—	(2,306)
Gain on sale of product line (note 5)	—	10,355

Operating income	22,056	24,045
Interest expense	(8,078)	(7,073)
Gain on sale of investment (note 5)	5,788	—
Other income, net	198	115

Income before income taxes, minority interest and extraordinary gain	19,964	17,087
Income tax expense	(7,703)	(7,106)

Income before minority interest and extraordinary gain	12,261	9,981
Minority interest in earnings of subsidiaries	(33)	—

Income before extraordinary gain	12,228	9,981
Extraordinary gain (net of minority interest of $581)—(note 5)	871	—

Net income	13,099	$9,981

Net income per share of common stock:
Basic:
Income before extraordinary gain	$0.73	$0.60
Extraordinary gain	0.05	—

Net income	$0.78	$0.60

Diluted:
Income before extraordinary gain	$0.71	$0.59
Extraordinary gain	0.05	—

Net income	$0.76	$.059

Weighted average shares outstanding:
Basic	16,760	16,584
Diluted	17,200	16,889

The accompanying notes are an integral part of these condensed consolidated financial statements

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$13,099	$9,981
Adjustments to reconcile net income to net cash used for operating activities:
Depreciation and amortization	6,662	5,768
Amortization of deferred financing costs and discount	610	488
Asset impairment charges (note 4)	—	2,306
Gain on sale of investment (note 5)	(5,788)	—
Gain on sale of product line (note 5)	—	(10,355)
Minority interest in earnings of subsidiary	33	—
Extraordinary gain (net of minority interest)	(871)	—
Settlement of derivatives	4,348	149
Change in operating assets and liabilities:
Accounts receivable, net	(77,124)	(37,858)
Inventories, net	(22,823)	(28,539)
Other current and non-current assets	660	2,137
Accounts payable, accrued expenses and other liabilities	30,800	18,139
Other, net	1,207	578

Cash flows used for operating activities	(49,187)	(37,206)

Cash flows from investing activities:
Capital expenditures	(7,889)	(3,149)
SDS acquisition, net of cash acquired (note 5)	(947)	—
Proceeds from sale of investment (note 5)	8,500	—
Belden asset acquisition contingent payment	—	(10,000)
Proceeds from sale of product line (note 5)	—	11,563
Other	—	2

Cash flows used for investing activities	(336)	(1,584)

Cash flows from financing activities:
Borrowings under senior secured revolving credit facility, net	53,948	22,032
Payments on Essex Nexans short-term borrowings, net	(6,597)	—
Proceeds from exercise of stock options	992	545
Excess tax benefits resulting from exercise of stock options and vesting of stock awards	218	—

Cash flows provided by financing activities	48,561	22,577

Effect of exchange rate changes on cash	92	(59)

Net decrease in cash and cash equivalents	(870)	(16,272)
Cash and cash equivalents at beginning of period	8,184	18,312

Cash and cash equivalents at end of period	$7,314	$2,040

Supplemental disclosures:
Cash paid for interest	$1,448	$761
Cash paid for income taxes, net	$9,484	$3,459

The accompanying notes are an integral part of these condensed consolidated financial statements

SUPERIOR ESSEX INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(unaudited)

1. General

  Basis of presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and, therefore, do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements. However, in the opinion of management, these statements reflect all adjustments (which consist only of normal recurring accruals) necessary for a fair presentation of the results of operations for the relevant periods. Results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the entire fiscal year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Superior Essex Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005.

        The Company is a manufacturer and supplier of communications wire and cable products to telephone companies, CATV companies, distributors and systems integrators, and magnet wire and fabricated insulation materials to major original equipment manufacturers, or OEMs, for use in motors, transformers, generators and electrical controls and, through its distribution operations, to small OEMs and the motor repair industry. The Company also converts copper cathode to copper rod for internal consumption and for sale to other wire and cable manufacturers and OEMs. The Company currently operates manufacturing facilities in the United States, the United Kingdom, France, Germany, Portugal and Mexico.

  Stock-Based Compensation Plans

        Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments (e.g. stock options and unvested stock awards) granted to employees. SFAS No. 123(R) also requires recognition of compensation expense based on the grant date fair value for the unvested portion of outstanding options and awards granted prior to the adoption date. Prior to the adoption of SFAS No. 123(R) the Company applied the intrinsic-value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for stock-based compensation plans. Under this method, compensation expense was recorded only if the market price of the underlying stock on the date of grant exceeded the exercise price. The Company adopted SFAS No. 123(R) using the modified prospective method and accordingly, results from prior periods have not been restated. The adoption of FAS 123(R) resulted in a decrease in income before income taxes, minority interest and extraordinary gain, net income and net income per diluted common share of $0.2 million, $0.1 million and $0.01, respectively, for the three months ended March 31, 2006. Additionally, as a result of the initial adoption of FAS 123(R), contra-equity balances for unearned stock-based compensation of $4.9 million were reclassified to capital in excess of par value and accrued liabilities of $1.3 million related to unexercised stock options were credited to capital in excess of par value. Compensation expense attributable to all stock-based compensation plans is recognized on a straight-line basis over the related vesting period. The Company's policy is to issue authorized but unissued shares to satisfy stock option exercises.

        SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans for periods prior to the adoption of SFAS 123(R). As allowed by SFAS No. 123, prior to 2006 the Company elected to continue to apply the intrinsic-value based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value based method had been applied to all outstanding awards for the three months ended March 31, 2005 (in thousands except per share data):

Net income, as reported	$9,981
Add stock-based employee compensation expense included in reported net income, net of tax	379
Deduct total stock-based employee compensation expense determined under fair-value based method for all awards, net of tax	(492)

Pro forma net income	$9,868

Net income per share:
As reported:
Basic	$0.60
Diluted	0.59
Pro forma:
Basic	0.60
Diluted	0.59

2. Inventories, net

        At March 31, 2006 and December 31, 2005, the components of inventories were as follows:

	March 31, 2006	December 31, 2005
	(in thousands)
Raw materials	$33,368	$32,530
Work in process	70,013	56,304
Finished goods	232,152	207,280

	335,533	296,114
LIFO reserve	(71,699)	(57,759)

	$263,834	$238,355

        Inventories valued using the LIFO method amounted to $125.4 million and $119.7 million at March 31, 2006 and December 31, 2005, respectively.

3. Comprehensive income

        The components of comprehensive income for the three months ended March 31, 2006 and 2005 were as follows:

	2006	2005
	(in thousands)
Net income	$13,099	$9,981
Foreign currency translation adjustment	499	(274)
Unrealized holding gains on derivatives during the period, net of income tax of $2,627 and $504 for the three months ended March 31, 2006 and 2005, respectively	4,102	799
Less reclassification adjustment for gains on derivatives included in net income, net of income tax of $930 and $415 for the three months ended March 31, 2006 and 2005, respectively	(1,453)	(650)

Net unrealized gains on derivatives	2,649	149

Other	59	47

Comprehensive income	$16,306	$9,903

        The components of accumulated other comprehensive loss at March 31, 2006 and December 31, 2005 were as follows:

	March 31, 2006	December 31, 2005
	(in thousands)
Foreign currency translation adjustment	$869	$370
Unrealized gain on derivatives, net of deferred tax of $3,762 and $2,065 at March 31, 2006 and December 31, 2005, respectively	5,880	3,231
Additional minimum pension liability, net of deferred tax of $5,090 at March 31, 2006 and December 31, 2005	(7,965)	(7,965)
Other	62	3

	$(1,154)	$(4,361)

4. Restructuring and other charges and asset impairments

        Essex Nexans recorded a restructuring reserve of $0.9 million during the first quarter of 2006 with respect to planned workforce reductions at one of its manufacturing facilities in Germany. The reserve was recorded as part of the continued refinement of the initial purchase price allocation to the assets and liabilities acquired in the Essex Nexans acquisition (see Note 5) and did not impact operating results. Essex Nexans also recorded a restructuring reserve of $1.0 million as part of the initial purchase price allocation in connection with the acquisition of SDS (see Note 5). In the first quarter of 2006, Essex Nexans recorded a provision of $0.7 million which was charged to operations related to workforce reductions at the Company's U.K. magnet wire operations. All restructuring activities are expected to be completed in 2006. A summary of the changes in the restructuring reserves for the three months ended March 31, 2006 is as follows (in thousands):

	Germany	SDS	U.K.	Total
	(in thousands)
Balance at December 31, 2005	$—	$—	$134	$134
Essex Nexans transaction	911	—	—	911
SDS acquisition	—	989	—	989
Increases charged to operations	—	—	663	663
Payments	(225)		(136)	(361)
Foreign currency effects	8	19	4	31

Balance at March 31, 2006	$694	$1,008	$665	$2,367

        In addition to the amounts above, restructuring and other charges for the three months ended March 31, 2006 included $0.1 million related primarily to professional fees incurred in connection with the administration of Superior TeleCom's plan of reorganization. Restructuring and other charges for the three months ended March 31, 2005 consisted of $0.4 million of facility exit costs related to closure of an insulation manufacturing facility in Athens, Georgia and $0.1 million of professional fees related to the administration of the plan of reorganization. The facility exit costs primarily consisted of future lease payments net of estimated sublease rentals.

        During the three months ended March 31, 2005 the Company recorded an impairment charge of $2.3 million related to property, plant and equipment of the Company's U.K. subsidiary. The Company evaluated the long-lived assets of its U.K. subsidiary for impairment as of March 31, 2005 after consideration of the continued deterioration in the European magnet wire market in the first quarter of 2005, the loss of a major customer in 2005 and negotiated reductions in the value ascribed to the U.K. net assets in connection with the Essex Nexans acquisition (see Note 5). The impairment test was based on probability weighted estimated cash flows associated with such assets. The fair value of the assets was based on appraised value determined primarily by comparison to prices for similar assets. The U.K. operation is included in the European magnet wire and distribution segment.

5. Acquisitions and dispositions

  Essex Nexans acquisition

        On October 21, 2005, the Company acquired Nexans' magnet wire operations in Europe through formation of a corporate joint venture, Essex Nexans, a French holding company, combining the Company's U.K. magnet wire business and Nexans' European magnet wire and enamel businesses (the "Essex Nexans Transaction"). The Company owns 60% of the joint venture and Nexans has a 40% minority ownership. The Contribution and Formation Agreement (the "Agreement") governing the transaction, provided for certain post-closing adjustments based on the final net book values of the acquired net assets. Essex Nexans made a provisional payment of $2.5 million to Nexans in December 2005. The post-closing adjustments were finalized in April 2006 resulting in a refund of $1.0 million of the provisional payments due from Nexans to Essex Nexans.

        The Agreement provides for the Company to pay additional contingent cash consideration to Nexans of up to $3.6 million (€3.0 million) if Essex Nexans achieves certain specified levels of Adjusted EBITDA (as defined in the Agreement) for the year ended December 31, 2006. The preliminary fair value of the net assets acquired exceeded the purchase price and therefore the full amount of the contingent payment was accrued by the Company as of October 21, 2005.

        In connection with the transaction, Essex Nexans entered into agreements to purchase a significant portion of its copper rod and pre-drawn copper wire requirements from Nexans. The purchase agreements expire on December 31, 2008 with automatic one year renewals unless cancelled by either party upon six months prior notice in the case of copper rod and twelve months prior notice in the case of drawn copper wire. Total purchases pursuant to these agreements amounted to $59.0 million for the three months ended March 31, 2006.

        The transaction was accounted for as a purchase of the Nexans magnet wire and enamel businesses and a partial sale of the Company's U.K. subsidiary. The operations of Essex Nexans are included in the consolidated results of operations of the Company from the date of acquisition. The Company is in the process of finalizing certain asset and liability valuations and therefore the allocation of the acquisition cost is subject to refinement and adjustment.

  SDS acquisition

        On January 4, 2006, Essex Nexans acquired all of the outstanding capital stock of Societe de Distribution et de Services ("SDS") from Nexans for a cash payment of $1.2 million. SDS is engaged in the business of distributing magnet wire and related products in France. The assets acquired and liabilities assumed in the SDS acquisition and the pro forma results of operations reflecting the SDS acquisition are not significant. In connection with the acquisition, Essex Nexans recorded a restructuring reserve of $1.0 million related primarily to workforce reductions and the closure of certain of SDS's leased warehouse locations. Nexans has agreed to reduce the purchase price for the restructuring costs incurred by Essex Nexans up to a maximum of $1.2 million. The acquisition of SDS was accounted for as a purchase and the results of operations of SDS have been included in the Company's results of operations from the date of acquisition. The preliminary allocation of the acquisition cost resulted in unallocated negative goodwill of $1.5 million which has been reflected as an extraordinary gain (net of minority interest of $0.6 million) in the statement of operations for the three months ended March 31, 2006. The Company is in the process of finalizing certain asset and liability valuations and therefore the allocation of the acquisition cost, including the amount of unallocated negative goodwill, is subject to refinement and adjustment.

  Essex Electric disposition

        In January 2006 the Company sold its investment in the common stock of Essex Electric Inc. together with its warrant to purchase additional shares of Essex Electric Inc. to The Alpine Group, Inc. for a cash payment of $8.5 million. As a result of the transaction the Company recognized a pre-tax gain of $5.8 million. Following the sale the Company no longer has any equity interest in Essex Electric Inc.

  US Seal disposition

        On March 4, 2005, the Company sold accounts receivable and inventory totaling approximately $1.2 million together with related trademarks and service names constituting the business conducted by the Company under the US Seal trade name for a net total purchase price of $11.6 million. A gain of $10.4 million was recognized on the sale. In connection with the sale, the Company also signed a non-exclusive distribution agreement to act as a distributor for certain of the US Seal products for a period of five years. The Company believes the expected revenues under the distribution agreement represent a significant continuation of the direct cash flows of the disposed US Seal product line and accordingly, the disposition is not reported as a discontinued operation in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets and EITF Issue No. 03-13. The US Seal product line is included in the North American magnet wire and distribution segment.

6. Debt

        At March 31, 2006 and December 31, 2005, short-term borrowings and long-term debt consist of the following:

	March 31, 2006	December 31, 2005
	(in thousands)
Short-term borrowings:
Senior secured revolving credit facility	$—	$13,049
Essex Nexans factoring agreement	14,809	21,070

	$14,809	$34,119

Long-term debt:
Short-term borrowings refinanced—senior secured revolving credit facility	$66,995	—
9% senior notes (net of discount of $5,811 and $5,987 at March 31, 2006 and December 31, 2005, respectively)	251,289	251,113
Series A redeemable preferred stock	5,000	5,000
8.975% subordinated note of Essex Nexans	13,646	13,416
Other	10,267	10,196

	347,197	279,725
Less current portion of long-term debt	507	499

Total long-term debt	$346,690	$279,226

        On April 14, 2006, Superior Essex Communications and Essex Group, as borrowers, entered into an amendment and restatement of their existing senior secured revolving credit facility. The amended and restated senior secured revolving credit facility, among other things:

  •
  increased the borrowing limit from $175 million to $225 million;

  •
  extended the maturity date from November 10, 2007 to April 13, 2011;

  •
  reduced the applicable interest margin charged over short-term index rates; the margin, determined quarterly based on average availability, now ranges from 1.00% to 2.00% for LIBOR based loans and 0% to 0.75% for base rate loans; and

  •
  provided greater flexibility with respect to certain restrictive covenants.

Interest on the amended and restated senior secured credit facility accrues on outstanding borrowings at an annual rate equal to, at the borrowers' option, LIBOR or a base rate, plus, in each case, an applicable margin as discussed above. Obligations under the amended and restated senior secured credit facility are secured by substantially all domestic assets of the Company and 65% of the voting stock of the Company's foreign subsidiaries other than Essex Nexans. Availability under the amended and restated senior secured credit facility is subject to a borrowing base equal to the lesser of (1) $225 million less outstanding letters of credit and (2) a specified percentage of eligible accounts receivable and inventory less specified reserves. The specified percentages are (i) 85% of the value of the eligible accounts receivable and with respect to inventory the lesser of (a) $110 million or (b) the lesser of (x) 65% of the value of eligible inventory and (y) 85% multiplied by the net orderly liquidation percentage then applicable multiplied by the value of the eligible inventory. Certain of the specified reserves that reduce availability are not fixed and may be increased or imposed by the administrative agent for the amended and restated senior secured credit facility at its reasonable credit judgment. The borrowers are obligated to pay an unused commitment fee of 0.25% per annum on the unused amount of the maximum committed amounts and a fee of 0.125% per annum on the outstanding face amount of outstanding letters of credit. Undrawn availability under the amended and restated senior secured credit facility on a pro forma basis would have been $155.9 million as of March 31, 2006. Based on the terms of the amended and restated senior secured credit facility and the provisions of Statement of Financial Accounting Standards No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, the balance of the senior secured credit facility has been reclassified as long-term debt as of March 31, 2006.

        The amended and restated senior secured credit facility contains covenants which may limit Superior Essex Communications' and Essex Group's and their subsidiaries' ability to (i) pay dividends, redeem capital stock or make other restricted payments, (ii) sell or dispose of assets, (iii) incur additional indebtedness or permit liens to exist on Company property, (iv) engage in transactions with affiliates and (v) make additional investments or acquisitions. Capital expenditures, distributions and asset dispositions are not limited so long as no event of default exists and the borrowers meet certain availability and liquidity conditions specified in the amended and restated senior secured credit facility.

        The indenture governing the 9% senior notes contains covenants which restrict the ability of the Company and certain of its subsidiaries to, among other things: incur additional debt and issue preferred stock; make certain distributions, investments and other restricted payments; create certain liens; enter into transactions with affiliates; and merge, consolidate or sell substantially all of the Company's assets.

7. Income per share

        The computation of basic and diluted income before extraordinary gain per share for the three months ended March 31, 2006 and 2005 is as follows:

	2006			2005
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
	(in thousands, except per share amounts)
Basic income per common share before extraordinary gain	$12,228	16,760	$0.73	$9,981	16,584	$0.60

Effect of dilutive securities
Restricted stock awards	—	213		—	130
Stock options	—	227		—	175

Diluted income per common share before extraordinary gain	$12,228	17,200	$0.71	$9,981	16,889	$0.59

        A total of 1,127,430 and 868,421 anti-dilutive weighted average shares with respect to outstanding stock options, restricted stock awards and Superior Essex's warrant have been excluded from the computation of diluted income per share for the three months ended March 31, 2006 and 2005, respectively.

8. Stock-based compensation plans

        In connection with the plan of reorganization, the Company adopted the Superior Essex Inc. 2003 Stock Incentive Plan (the "2003 Plan") pursuant to which a committee of the Company's board of directors were authorized to grant stock options or restricted stock awards to employees, non-employee directors and certain service providers. The 2003 Plan permitted grants of awards or options to purchase up to 1,833,333 shares of authorized but unissued common stock, stock held in treasury or both. Stock options under the 2003 Plan could be granted with an exercise price less than, equal to or greater than the stock's fair market value at the date of grant. The term of stock options granted under the 2003 Plan could not exceed 10 years.

        In May 2005 the shareholders of the Company approved the Superior Essex Inc. 2005 Incentive Plan (the "2005 Plan") pursuant to which a committee of the Company's board of directors may grant stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend and interest equivalents and cash-based awards to eligible employees, officers, non-employee directors and consultants. Stock options can be granted under the 2005 Plan with an exercise price equal to or greater than the stock's fair market value at the date of grant. The term of stock options granted may not exceed 10 years. A total of 500,000 shares of common stock are reserved for issuance under the 2005 Plan. In addition, unissued awards and any shares underlying currently outstanding options granted under the 2003 Plan which expire unexercised are available for issuance under the 2005 Plan. As a result of adoption of the 2005 Plan, no further grants or awards may be made pursuant to the 2003 Plan.

        In March 2006 the Company's board of directors granted performance share awards to certain of the Company's executive officers under the 2005 Plan. Under the terms of the award the executives may vest in up to 193,620 shares of the Company's common stock on December 31, 2007 contingent upon meeting specified performance goals with respect to return on net assets and core business revenues (as defined in the award) for the year ended December 31, 2007. Compensation expense related to the performance share awards is based on the grant date fair value of the award and the estimated number of shares that will ultimately vest. Compensation expense is subject to future adjustment based upon changes in expected performance.

        Total compensation cost related to all stock-based compensation plans was $1.3 million and $0.6 million for the three months ended March 31, 2006 and 2005, respectively. The total income tax benefit recognized with respect to all stock-based compensation plans was $0.5 million and $0.2 million for the three months ended March 31, 2006 and 2005, respectively. As of March 31, 2006, there was $9.6 million of unrecognized compensation cost related to the Company's stock-based compensation plans which is expected to be recognized over a weighted average period of 2.0 years.

        The following table summarizes stock option activity for the three months ended March 31, 2006:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	1,059,000	$14.24
Granted	—	—
Exercised	(76,200)	13.02
Forfeitures	(250)	18.14

Outstanding at March 31, 2006	982,550	$14.33	8.2	$10,917

Exercisable at March 31, 2006	388,355	$12.42	7.9	$5,055

        The total intrinsic value of options exercised during the three months ended March 31, 2006 and 2005 was $0.9 million and $0.4 million, respectively. The Company's policy is to issue authorized but unissued shares upon the exercise of options.

        The following table summarizes the status of the Company's unvested share awards, including the performance share awards discussed above, for the three months ended March 31, 2006:

	Shares Outstanding	Weighted Average Grant Date Fair Value
Nonvested share awards outstanding at December 31, 2005	498,750	$13.39
Granted	228,891	25.37
Vested	(37,847)	16.92
Forfeited	—

Nonvested share awards outstanding at March 31, 2006	689,794	17.17

        The total fair value of share awards vesting during the three months ended March 31, 2006 was $0.9 million. No share awards vested during the three months ended March 31, 2005.

9. Employee benefits

        The components of net periodic benefit cost of the Company's defined benefit pension plans for the three months ended March 31, 2006 and 2005 are presented below.

	2006	2005
	(in thousands)
Components of net periodic benefit cost:
Service cost	$625	$406
Interest cost	1,951	1,627
Expected return on plan assets	(2,035)	(1,591)
Amortization of prior service costs and unrecognized losses	48	19

	$589	$461

        The Company's cash contributions to the defined benefit plans amounted to $0.9 million and $0.7 million during the three months ended March 31, 2006 and 2005, respectively. The Company expects to make additional cash contributions of $7.7 million for the remainder of 2006.

10. Derivative financial instruments

        The Company, to a limited extent, uses or has used forward fixed price contracts and derivative financial instruments to manage commodity price, interest rate and foreign currency exchange risks. The Company does not hold or issue financial instruments for investment or trading purposes. The Company is exposed to credit risk in the event of nonperformance by counterparties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts but the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally limited to any unrealized gains within the underlying contracts.

Commodity price risk management

        The costs of copper, the Company's most significant raw material, and aluminum have historically been subject to considerable volatility. To manage the risk associated with such volatility, the Company enters into futures contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. These futures contracts have been designated as cash flow hedges with unrealized gains and losses recorded in other comprehensive income. Gains and losses are reclassified into earnings, as a component of cost of goods sold, when the hedged sales transactions are reflected in the income statement. Hedge ineffectiveness, which is not significant, is immediately recognized in earnings. The Company's commodities futures purchase contracts are summarized as follows at March 31, 2006:

Type	Notional Amount	Maturity Date	Weighted Average Settlement Rate	Fair Value Gain (Loss)
	(in thousands of pounds)			(in thousands)
Copper	9,850	2006	$2.43	$8,097
Copper	2,100	2007	2.33	1,546

				$9,643

        Approximately $8.1 million of unrealized gains on commodity futures outstanding at March 31, 2006 are expected to be reclassified in earnings within the next twelve months.

        Essex Nexans enters into commodity futures contracts to match the copper component of customer product pricing with the cost component of the inventory shipped. The futures contracts are intended to minimize the risks associated with forward product pricing for customers and changing copper prices. These contracts generally have maturities of less than two months and represent economic hedges but have not been designated as hedges for accounting purposes. Accordingly, gains and losses on these contracts are recorded in income as a component of cost of goods sold. Essex Nexans had no open copper futures positions at March 31, 2006.

Interest rate risk management

        In order to limit the Company's exposure to rising interest rates with respect to borrowings under its variable rate senior secured revolving credit facility, the Company has entered into interest rate cap agreements. The following interest rate cap agreements were outstanding as of March 31, 2006:

Type	Notional Amount	Interest Rate	Cap Rate	Expiration Date	Fair Value
	(in thousands)				(in thousands)
Interest rate cap	$30,000	30-day LIBOR	7.0%	December 2006	$—
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2007	37
Interest rate cap	12,500	30-day LIBOR	5.0%	May 2006	—

Foreign currency exchange risk management

        The Company engages, to a limited extent, in the sale of products which result in accounts receivable denominated in foreign currencies. The Company enters into foreign currency forward exchange contracts to hedge against fluctuations in the value of these receivables. Changes in the fair value of these contracts are reflected in current earnings. At March 31, 2006, the Company had outstanding foreign currency forward exchange contracts to exchange 6.5 million Canadian dollars for $5.6 million in April 2006. The fair value of the forward exchange contracts was insignificant at March 31, 2006. Additionally, the Company has entered into foreign currency forward exchange contracts to purchase 8.0 million Chinese Yuan for $1.0 million at various dates through August 2006. These contracts represent an economic hedge of a portion of expected capital expenditures to be made in connection with construction of the Company's manufacturing facility in China. Changes in the fair value of these contracts are reflected in current earnings. The fair value of these contracts was insignificant at March 31, 2006.

11. Commitments and contingencies

        The Company is involved in lawsuits, claims, investigations and proceedings, including those described below, consisting of commercial, employment, employee benefits, environmental and other matters which arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records a liability when management believes it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes it has adequate provisions for any such matters. The Company reviews these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlement, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, management believes it has valid defenses with respect to all legal matters against the Company and its subsidiaries and does not believe any such matters, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, liquidity or results of operations.

        Since approximately 1990, Essex International and certain subsidiaries have been named as defendants in a number of product liability lawsuits brought by electricians, other skilled tradesmen and others claiming injury, in a substantial majority of cases, from exposure to asbestos found in electrical wire products produced many years ago. Litigation against various past insurers of Essex International who had previously refused to defend and indemnify Essex International against these lawsuits was settled during 1999. Under the settlement, Essex International was reimbursed for substantially all of its costs and expenses incurred in the defense of these lawsuits, and the insurers have undertaken to defend, are currently directly defending and, if it should become necessary, will indemnify Essex International against those asbestos lawsuits, subject to the terms and limits of the respective policies. Under the plan of reorganization, certain of the claimants in these actions will be able to assert claims under applicable insurance coverage and other similar arrangements. Management believes that Essex International's liability, if any, in these matters will not have a material adverse effect either individually, or in the aggregate, upon the Company's business, financial condition, liquidity or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

        On January 18, 2002, United Technologies Corporation, or United Technologies, brought a third party claim against Essex International in a civil action in Massachusetts. United Technologies had been sued by an insurer for, among other things, approximately $3.1 million in compensatory damages for retrospective premiums for 1999, 2000 and 2001 relating to certain events that allegedly occurred while Essex Group was a subsidiary of United Technologies. United Technologies' third party complaint against Essex International contended, among other things, that Essex International had agreed, in the stock purchase agreement dated January 15, 1998, to pay such premiums and sought a declaratory judgment, contribution and indemnification for any such retrospective premiums that United Technologies might have to pay the insurer. On January 13, 2003, the court granted the insurer's motion for summary judgment against United Technologies and Essex International's motion to dismiss with prejudice United Technologies' claim against it. United Technologies thereafter indicated an intention to appeal the ruling dismissing the action against Essex International. However, before Essex International's time to respond, on March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Unites States Bankruptcy Court for the District of Delaware. The United Technologies proceedings were stayed by the filing of Superior TeleCom's bankruptcy proceedings. United Technologies and the insurer filed proofs of claim in connection with Superior TeleCom's bankruptcy. Management believes that these claims have been addressed in the bankruptcy claims resolution process and will not have a material adverse effect either individually, or in the aggregate, on the Company's business, financial condition, liquidity or results of operations. There can be no assurance that future developments will not alter this conclusion.

        The Company's operations are subject to environmental laws and regulations in each of the jurisdictions in which it owns or operates facilities governing, among other things, emissions into the air, discharges to water, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination both on-site at past and current facilities and at off-site disposal locations. On-site contamination at certain of the Company's facilities is the result of historic activities, including certain activities attributable to Superior TeleCom's (or one of its subsidiaries) and the Company's operations and those occurring prior to the use of a facility by Superior TeleCom or the Company. Off-site liability includes clean-up responsibilities and response costs incurred by others at various sites, under federal or state statutes, for which Superior TeleCom (or one of its subsidiaries) has been identified by the United States Environmental Protection Agency, or state environmental agency, as a Potentially Responsible Party ("PRP"), or the equivalent. Management believes all such matters related to previously owned facilities, off-site disposal locations or fines existing at the time of filing have been addressed in the bankruptcy claims resolution process.

        A liability for environmental remediation and other environmental costs is accrued when it is considered probable and the costs can be reasonably estimated. The Company has accrued amounts with respect to environmental matters that management believes were adequate at March 31, 2006. These accruals are not material to the Company's operations or financial position.

        The Company accepts certain customer orders for future delivery at fixed prices. As copper is the most significant raw material used in the manufacturing process, the Company enters into forward purchase fixed price commitments for copper to properly match its cost to the value of the copper to be billed to the customers. At March 31, 2006, the Company had forward fixed price copper purchase commitments for delivery through March 2007 for $79.1 million. Additionally at March 31, 2006, the Company has forward purchase fixed price commitments for aluminum and natural gas amounting to $2.9 million and $8.2 million, respectively.

12. Business segments

        Reportable segments are strategic businesses that offer different products and services to different customers. These segments are communications cable, North American magnet wire and distribution (formerly magnet wire and distribution), European magnet wire and distribution and copper rod. The communications cable segment includes copper and fiber optic outside plant wire and cable for voice and data transmission in telecommunications networks and copper and fiber optic datacom or premises wire and cable for use within homes and offices for local area networks, Internet connectivity and other applications. The North American magnet wire and distribution segment manufactures and markets magnet wire and related products to major OEMs for use in motors, transformers and electrical coils and controls primarily in North America. The North American magnet wire and distribution segment also distributes magnet wire and fabricated insulation products manufactured by the Company and related accessory products purchased from third parties to small OEMs and motor repair facilities. The European magnet wire and distribution segment consists of Essex Nexans and manufactures and markets magnet wire for use in motors, transformers and electrical coils and controls primarily in Europe. Essex Nexans also produces enamels that are used both for internal consumption in the production of magnet wire and for sale to third parties. Prior to the formation of Essex Nexans the Company's U.K. magnet wire operations were included in the North American magnet wire and distribution segment. The Company's U.K. magnet wire operations are currently reported with the European magnet wire and distribution segment and, accordingly, all prior period segment information has been restated to reflect the current segment reporting structure. The copper rod segment includes sales of copper rod produced by the Company's North American continuous casting units to external customers. The copper rod segment also produces copper rod for internal processing which is recorded by the consuming segment at cost as a component of cost of goods sold. Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fees and compliance costs. The components of restructuring and other charges and asset impairments are discussed in Note 4.

        The Company's chief operating decision maker evaluates segment performance based on a number of factors with operating income, excluding corporate and other costs, restructuring and other charges and asset impairments, being the most critical. Accordingly, corporate and other costs, restructuring and other charges, asset impairments and gain on sale of product line are not allocated to the Company's reportable segments.

        Financial information with respect to reportable segments is presented below. Corporate and other items shown below are provided to reconcile to the accompanying consolidated statements of operations.

	Three Months Ended March 31,
	2006	2005
	(in thousands)
Net sales:
Communications cable	$186,573	$151,964
North American magnet wire and distribution	233,537	175,690
European magnet wire and distribution	138,609	8,850
Copper rod	92,975	66,784

	$651,694	$403,288

Operating income (loss)
Communications cable	$18,353	$11,704
North American magnet wire and distribution	9,266	10,342
European magnet wire and distribution	1,784	(658)
Copper rod	(138)	249
Corporate and other	(6,428)	(5,189)
Gain on sale of product line	—	10,355
Restructuring and other charges and asset impairments	(781)	(2,758)

	$22,056	$24,045

	March 31, 2006	December 31, 2005
	(in thousands)
Total assets:
Communications cable	$337,174	$309,301
North American magnet wire and distribution	331,378	290,701
European magnet wire and distribution	210,087	182,533
Copper rod	45,514	39,450
Corporate and other	3,479	6,207

	$927,632	$828,192

13. Supplemental guarantor information

        The 9% senior unsecured notes were issued by Superior Essex Communications and Essex Group, as joint and several obligors. The notes are jointly and severally guaranteed by the Company and each of its existing and future domestic restricted subsidiaries (as defined in the indenture governing the notes). All of the Company's current domestic subsidiaries, other than IP Licensing LLP, are restricted subsidiaries. The following consolidating information presents information about the Company (the "Parent"), the issuers, guarantor subsidiaries and non-guarantor subsidiaries. Investments in subsidiaries are presented on the equity method. Intercompany transactions are eliminated in consolidation.

	March 31, 2006
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$(402)	$402	$46	$7,268	—	$7,314
Accounts receivable, net	—	222,006	3,511	113,941	—	339,458
Inventories, net	—	182,684	16,534	64,616	—	263,834
Other current assets	2,668	17,733	370	15,258	—	36,029

Total current assets	2,266	422,825	20,461	201,083	—	646,635
Property, plant and equipment, net	600	198,875	16,603	24,499	—	240,577
Intangible and other long-term assets	8,798	36,010	2	3,795	(8,185)	40,420
Investment in subsidiaries	223,573	76,989	192,333	—	(492,895)	—
Intercompany accounts	12,875	—	4,685	—	(17,560)	—

Total assets	$248,112	$734,699	$234,084	$229,377	$(518,640)	$927,632

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$—	$14,809	—	$14,809
Current portion of long-term debt	—	—	—	507	—	507
Accounts payable	4,670	99,727	1,911	68,095	—	174,403
Accrued expenses	15,289	33,554	220	45,131	(1,054)	93,140

Total current liabilities	19,959	133,281	2,131	128,542	(1,054)	282,859
Long term-debt, less current portion	—	325,284	5,000	16,406	—	346,690
Other long-term liabilities	2,719	42,296	3,380	9,659	(7,131)	50,923
Intercompany accounts	—	5,443	—	12,117	(17,560)	—

Total liabilities	22,678	506,304	10,511	166,724	(25,745)	680,472
Minority interest in consolidated subsidiaries	—	—	—	21,726	—	21,726
Stockholders' equity	225,434	228,395	223,573	40,927	(492,895)	225,434

	$248,112	$734,699	$234,084	$229,377	$(518,640)	$927,632

	December 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$69	$395	$125	$7,595	—	$8,184
Accounts receivable, net	—	167,744	2,613	89,258	—	259,615
Inventories, net	—	165,688	12,519	60,148	—	238,355
Other current assets	2,643	17,008	369	15,365	—	35,385

Total current assets	2,712	350,835	15,626	172,366	—	541,539
Property, plant and equipment, net	613	203,325	17,082	19,712	—	240,732
Intangible and other long-term assets	11,067	36,940	2	6,097	(8,185)	45,921
Investment in subsidiaries	210,849	71,488	183,231	—	(465,568)	—
Intercompany accounts	10,040	—	5,303	—	(15,343)	—

Total assets	$235,281	$662,588	$221,244	$198,175	$(489,096)	$828,192

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$—	$13,049	$—	$21,070	—	$34,119
Current portion of long-term debt	—	—	—	499	—	499
Accounts payable	4,483	93,321	1,779	44,348	—	143,931
Accrued expenses	22,894	32,271	237	37,024	—	92,426

Total current liabilities	27,377	138,641	2,016	102,941	—	270,975
Long term-debt, less current portion	—	258,113	5,000	16,113	—	279,226
Other long-term liabilities	2,251	43,859	3,379	10,212	(8,185)	51,516
Intercompany accounts	—	6,297	—	9,046	(15,343)	—

Total liabilities	29,628	446,910	10,395	138,312	(23,528)	601,717
Minority interest in consolidated subsidiaries	—	—	—	20,822	—	20,822
Stockholders' equity	205,653	215,678	210,849	39,041	(465,568)	205,653

	$235,281	$662,588	$221,244	$198,175	$(489,096)	$828,192

	Three Months Ended March 31, 2006
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Net sales	$6,495	$509,558	$46,257	$143,090	$(53,706)	$651,694
Cost of goods sold	—	464,360	42,518	133,578	(47,211)	593,245

Gross profit	6,495	45,198	3,739	9,512	(6,495)	58,449
Selling, general and administrative expenses	(6,422)	(27,875)	(243)	(7,567)	6,495	(35,612)
Restructuring and other charges	(84)	(39)	—	(658)	—	(781)

Operating income (loss)	(11)	17,284	3,496	1,287	—	22,056
Interest expense	9	(7,443)	(119)	(525)	—	(8,078)
Gain on sale of investment	5,788	—	—	—	—	5,788
Other income, net	2	33	—	163	—	198

Income before income taxes, equity in earnings of subsidiaries, minority interest and extraordinary item	5,788	9,874	3,377	925	—	19,964
Income tax expense	(2,257)	(3,304)	(1,300)	(842)	—	(7,703)
Equity in earnings of subsidiaries	9,568	3,079	7,491	—	(20,138)	—
Minority interest in income of subsidiaries	—	—	—	(33)	—	(33)
Extraordinary gain	—	—	—	871	—	871

Net income	$13,099	$9,649	$9,568	$921	$(20,138)	$13,099

	Three Months Ended March 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Net sales	$5,275	$400,020	$31,800	$12,881	$(46,688)	$403,288
Cost of goods sold	—	358,367	31,828	12,585	(41,413)	361,367

Gross profit	5,275	41,653	(28)	296	(5,275)	41,921
Selling, general and administrative expenses	(5,178)	(24,886)	(249)	(435)	5,275	(25,473)
Restructuring and other charges	(97)	(355)	—	—	—	(452)
Asset impairment charge	—	—	—	(2,306)	—	(2,306)
Gain on sale of product line	—	10,355	—	—	—	10,355

Operating income (loss)	—	26,767	(277)	(2,445)	—	24,045
Interest expense	—	(6,990)	(78)	(5)	—	(7,073)
Other income, net	—	94	21	—	—	115

Income (loss) before income taxes and equity in earnings (loss) of subsidiaries	—	19,871	(334)	(2,450)	—	17,087
Benefit (provision) for income taxes	—	(7,075)	129	(160)	—	(7,106)
Equity in earnings (loss) of subsidiaries	9,981	(2,736)	10,186	—	(17,431)	—

Net income (loss)	$9,981	$10,060	$9,981	$(2,610)	$(17,431)	$9,981

	Three Months Ended March 31, 2006
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Cash flows provided by (used for) operating activities	$(7,304)	$(47,405)	$(2,240)	$7,762	—	$(49,187)
Cash flows from investing activities:
Capital expenditures	(34)	(3,680)	—	(4,175)	—	(7,889)
SDS acquisition, net of cash acquired	—	—	—	(947)	—	(947)
Proceeds from sale of investment	8,500	—	—	—	—	8,500
Investment in subsidiaries	—	(2,000)	—	—	2,000	—

Cash flows provided by (used for) investing activities	8,466	(5,680)	—	(5,122)	2,000	(336)

Cash flows from financing activities:
Borrowings under senior secured revolving credit facility, net	—	53,948	—	—	—	53,948
Repayment of Essex Nexans short-term borrowings, net	—	—	—	(6,597)	—	(6,597)
Proceeds from exercise of stock options	992	—	—	—	—	992
Capital contributions	—	—	—	500	(500)	—
Other	218	—	—	—	—	218
Intercompany accounts	(2,843)	(856)	2,161	3,038	(1,500)	—

Cash flows provided by (used for) financing activities	(1,633)	53,092	2,161	(3,059)	(2,000)	48,561

Effect of exchange rate changes on cash	—	—	—	92	—	92

Net increase (decrease) in cash and cash equivalents	(471)	7	(79)	(327)	—	(870)
Cash and cash equivalents at beginning of period	69	395	125	7,595	—	8,184

Cash and cash equivalents at end of period	$(402)	$402	$46	$7,268	—	$7,314

	Three Months Ended March 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Cash flows provided by (used for) operating activities	$(974)	$(36,665)	$(2,547)	$2,980	—	$(37,206)
Cash flows from investing activities:
Capital expenditures	(15)	(1,941)	(927)	(266)	—	(3,149)
Belden asset acquisition contingent payment	—	(10,000)	—	—	—	(10,000)
Proceeds from sale of product line	—	11,563	—	—	—	11,563
Other	—	2	—	—	—	2

Cash flows used for investing activities	(15)	(376)	(927)	(266)	—	(1,584)

Cash flows from financing activities:
Short-term borrowings (repayments), net	—	22,802	—	(770)	—	22,032
Proceeds from exercise of stock options	545	—	—	—	—	545
Intercompany accounts	338	(3,078)	3,433	(693)	—	—

Cash flows provided by (used for) financing activities	883	19,724	3,433	(1,463)	—	22,577

Effect of exchange rate changes on cash	—	(246)	—	187	—	(59)

Net increase (decrease) in cash and cash equivalents	(106)	(17,563)	(41)	1,438	—	(16,272)
Cash and cash equivalents at beginning of period	106	18,097	43	66	—	18,312

Cash and cash equivalents at end of period	$—	$534	$2	$1,504	—	$2,040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Superior Essex Inc.
Atlanta, Georgia

        We have audited the accompanying consolidated balance sheets of Superior Essex Inc. and subsidiaries (successor) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2005 and 2004 and the period November 11, 2003 (inception) to December 31, 2003. We have audited the consolidated statements of operations, stockholders' equity (deficit), and cash flows of Superior TeleCom Inc. and subsidiaries (predecessor) for the period January 1, 2003 to November 10, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, on October 22, 2003, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on November 10, 2003. Accordingly, the accompanying financial statements of Superior Essex Inc. and subsidiaries have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with that of Superior TeleCom Inc. and subsidiaries for prior periods, as described in Note 1.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Superior Essex Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Superior TeleCom Inc. and subsidiaries for the period January 1, 2003 to November 10, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements effective June 1, 2003, Statement of Financial Accounting Standards, No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" was adopted and applied to financial instruments issued after that date.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 15, 2006

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$8,184	$18,312
Accounts receivable, net	259,615	144,954
Inventories, net	238,355	160,869
Other current assets	35,385	25,848

Total current assets	541,539	349,983
Property, plant and equipment, net	240,732	239,219
Intangible and other long-term assets	45,921	41,769

Total assets	$828,192	$630,971

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short term borrowings	$34,119	$30,785
Current portion of long-term debt	499	—
Accounts payable	143,931	66,155
Accrued expenses	92,426	57,506

Total current liabilities	270,975	154,446
Long term debt	279,226	262,444
Other long-term liabilities	51,516	39,883

Total liabilities	601,717	456,773

Minority interest in consolidated subsidiaries	20,822	—
Commitments and contingencies (Note 17)
Stockholders' equity:
Preferred stock ($.01 par value, 7,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($.01 par value; 33,000,000 shares authorized; 17,294,848 and 17,048,694 shares issued at December 31, 2005 and 2004, respectively)	173	171
Capital in excess of par value	175,928	171,187
Accumulated other comprehensive income (loss)	(4,361)	95
Retained earnings	39,957	8,045

	211,697	179,498
Equity-based unearned compensation	(4,920)	(4,868)
Treasury stock, at cost (66,793 and 26,770 shares at December 31, 2005 and 2004, respectively)	(1,124)	(432)

Total stockholders' equity	205,653	174,198

Total liabilities and stockholders' equity	$828,192	$630,971

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
Net sales	$1,794,966	$1,424,641	$126,409	$861,629
Cost of goods sold	1,621,484	1,286,050	116,354	764,311

Gross profit	173,482	138,591	10,055	97,318
Selling, general and administrative expenses	(109,693)	(92,864)	(10,284)	(71,969)
Restructuring and other charges	(1,121)	(2,030)	(1,184)	(5,555)
Asset impairment charges	(2,306)	—	—	(3,083)
Gain of sale of product line	10,355	—	—	—

Operating income (loss)	70,717	43,697	(1,413)	16,711
Interest expense (contractual interest of $113,500 for the period January 1, 2003 to November 10, 2003)	(28,718)	(26,334)	(2,650)	(26,659)
Other income (expense), net	(449)	69	349	(785)
Reorganization items	—	—	—	890,729

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I and minority interest	41,550	17,432	(3,714)	879,996
Income tax benefit (expense)	(10,079)	(6,944)	1,271	2,759

Income (loss) before distributions on preferred securities of Superior Trust I and minority interest	31,471	10,488	(2,443)	882,755
Distributions on preferred securities of Superior Trust I	—	—	—	(5,050)
Minority interest in losses of subsidiaries	441	—	—	—

Net income (loss)	$31,912	$10,488	$(2,443)	$877,705

Net income (loss) per share of common stock:
Basic	$1.92	$0.63	$(0.15)	$40.25
Diluted	$1.88	$0.63	$(0.15)	$34.43

Weighted average shares outstanding:
Basic	16,653	16,526	16,500	21,809
Diluted	16,973	16,676	16,500	25,640

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR ESSEX INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock			Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock
			Capital in Excess of Par					Equity-Based Unearned Compensation		Comprehensive Income (Loss)
	Shares	Amount				Shares	Amount		Total
Superior TeleCom Inc.:
Balance December 31, 2002	22,179,834	$222	$44,828	$(13,051)	$(897,645)	795,210	$(18,378)	$—	$(884,024)
Employee stock purchase plan	—
Stock options and grants	—	4	711	—	(173)	(16,741)	387	—	929
Net income	—	—	—	—	877,705	—	—	—	877,705	$877,705
Other comprehensive income:
Foreign currency translation adjustment, net of reclassification adjustments (Note 2)	—	—	—	(341)	—	—	—	—	(341)	(341)
Additional minimum pension liability	—	—	—	1,712	—	—	—	—	1,712	1,712
Change in unrealized gains (losses) on derivatives, net of reclassification adjustments (Note 2)	—	—	—	3,697	—	—	—	—	3,697	3,697
Other	—	—	—	(26)	—	—	—	—	(26)	(26)

Total comprehensive income										$882,747

Plan of reorganization and fresh-start:
Elimination of accumulated deficit	—	—	—	8,009	20,113	—	—	—	28,122
Cancellation of Superior TeleCom Inc. Shares	(22,179,834)	(226)	(45,539)	—	—	(778,469)	17,991	—	(27,774)

Balance November 10, 2003	—	$—	$—	$—	$—	—	$—	$—	$—

SUPERIOR ESSEX INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
(in thousands, except share data)

	Common Stock			Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock
			Capital in Excess of Par					Equity-Based Unearned Compensation		Comprehensive Income (Loss)
	Shares	Amount				Shares	Amount		Total
Superior Essex Inc.:
Balance November 11, 2003	—	$—	$—	$—	$—	—	$—	$—	$—
Issuance of stock under plan of reorganization	16,500,000	165	164,835	—	—	—	—	—	165,000
Restricted stock awards	—	—	3,300	—	—	—	—	(3,300)	—
Recognition of unearned equity-based compensation	—	—	—	—	—	—	—	114	114
Net loss	—	—	—	—	(2,443)	—	—	—	(2,443)	$(2,443)
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	876	—	—	—	—	876	876
Change in unrealized gains(losses) on derivatives, net of tax of $250 and reclassification adjustments (Note 2)	—	—	—	380	—	—	—	—	380	380
Other	—	—	—	(35)	—	—	—	—	(35)	(35)

Total comprehensive loss										$(1,222)

Balance December 31, 2003	16,500,000	$165	$168,135	$1,221	$(2,443)	—	$—	$(3,186)	$163,892

Restricted stock awards	548,694	6	3,052	—	—	26,770	(432)	(3,055)	(429)
Recognition of unearned equity-based compensation	—	—	—	—	—	—	—	1,373	1,373
Net income	—	—	—	—	10,488	—	—	—	10,488	10,488
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	1,452	—	—	—	—	1,452	1,452
Additional minimum pension liability, net of tax benefit of $2,679	—	—	—	(4,190)	—	—	—	—	(4,190)	(4,190)
Change in unrealized gains on derivatives, net of tax of $994 and reclassification adjustments (Note 2)	—	—	—	1,561	—	—	—	—	1,561	1,561
Other	—	—	—	51	—	—	—	—	51	51

Total comprehensive income										$9,362

Balance December 31, 2004	17,048,694	$171	$171,187	$95	$8,045	26,770	$(432)	$(4,868)	$174,198

Restricted stock awards	160,354	1	2,698	—	—	40,023	(692)	(2,699)	(692)
Recognition of unearned equity-based compensation	—	—	—	—	—	—	—	2,647	2,647
Exercise of stock options	85,800	1	1,298	—	—	—	—	—	1,299
Recognition of pre-confirmation deferred tax assets (Note 14)	—	—	745	—	—	—	—	—	745
Net income	—	—	—	—	31,912	—	—	—	31,912	31,912
Other comprehensive income:
Foreign currency translation adjustment, net of reclassification adjustments (Note 2)	—	—	—	(1,958)	—	—	—	—	(1,958)	(1,958)
Additional minimum pension liability, net of tax benefit of $2,411	—	—	—	(3,775)	—	—	—	—	(3,775)	(3,775)
Change in unrealized gains on derivatives, net of tax of $821 and reclassification adjustments (Note 2)	—	—	—	1,290	—	—	—	—	1,290	1,290
Other	—	—	—	(13)	—	—	—	—	(13)	(13)

Total comprehensive income										$27,456

Balance December 31, 2005	17,294,848	$173	$175,928	$(4,361)	$39,957	66,793	$(1,124)	$(4,920)	205,653

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR ESSEX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
Cash flows from operating activities:
Net income (loss)	$31,912	$10,488	$(2,443)	$877,705
Adjustments:
Depreciation and intangible amortization	23,920	22,052	2,574	25,114
Deferred distributions on Trust Convertible Preferred Securities	—	—	—	5,050
Amortization of deferred financing costs and discount	2,203	1,928	122	7,058
Write-down of idled property, plant and equipment	—	—	—	3,083
Asset impairment charges	2,306	—	—	—
Loss on early extinguishment of debt	—	405	—	—
Gain on sale of product line	(10,355)	—	—	—
Minority interest in losses of subsidiaries	(441)	—	—	—
Reorganization items	—	—	—	(890,729)
Change in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(35,676)	(43,479)	4,473	(20,830)
Inventories, net	(21,513)	3,484	12,111	(18,716)
Other current and noncurrent assets	1,834	5,202	(9,077)	54,305
Accounts payable, accrued expenses and other liabilities	47,977	30,048	(11,513)	30,356
Other, net	5,236	3,605	459	7,910

Cash flows provided by (used for) operating activities before reorganization items	47,403	33,733	(3,294)	80,306
Reorganization items paid, net	—	(12,190)	—	(8,663)

Cash flows provided by (used for) operating activities	47,403	21,543	(3,294)	71,643

Cash flows from investing activities:
Essex Nexans acquisition, net of cash acquired	(17,196)	—	—	—
Belden and Nexans asset acquisitions	(10,000)	(87,080)	—	—
Capital expenditures	(19,490)	(15,344)	(1,739)	(2,838)
Net proceeds from the sale of assets and product line	11,610	1,473	—	5,681
Other	(832)	—	—	633

Cash flows provided by (used for) investing activities	(35,908)	(100,951)	(1,739)	3,476

Cash flows from financing activities:
Repayments of short-term borrowings, net	(20,370)	(12,030)	(1,151)	(13,788)
Borrowings (repayments) under pre-petition revolving credit facilities, net	—	—	—	(28,527)
Debt issuance costs	(1,591)	(5,897)	—	(3,900)
Long-term borrowings	—	250,004	—	—
Repayments of long-term borrowings	(57)	(145,000)	—	(20,203)
Proceeds from exercise of stock options	869	—	—	—

Cash flows provided by (used for) financing activities	(21,149)	87,077	(1,151)	(66,418)

Effect of exchange rate changes on cash	(474)	37	558	430

Net increase (decrease) in cash and cash equivalents	(10,128)	7,706	(5,626)	9,131
Cash and cash equivalents at beginning of period	18,312	10,606	16,232	7,101

Cash and cash equivalents at end of period	$8,184	$18,312	$10,606	$16,232

Supplemental disclosures:
Cash paid for interest, net of amount capitalized	$26,140	$21,462	$4,642	$25,787
Cash (received) paid for income taxes, net	$3,003	$2,122	$65	$(58,331)

SUPERIOR ESSEX INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Organization

Description of business and basis of presentation

        Superior Essex Inc. (together with its subsidiaries, unless the context otherwise requires, the "Company" or "Superior Essex"), a Delaware holding company, and its operating subsidiaries were formed to acquire and conduct the business formerly conducted by Superior TeleCom Inc. ("Superior TeleCom"), and its subsidiaries, pursuant to a plan of reorganization confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and implemented by Superior TeleCom effective November 10, 2003 as discussed below. As a result of the reorganization and the Company's implementation of fresh-start reporting as described below, the consolidated financial statements of the Company (the successor entity for purposes of fresh-start reporting) for periods subsequent to November 10, 2003 reflect a new basis of accounting and are not comparable to the historical consolidated financial statements of Superior TeleCom, the Company's predecessor, for periods prior to the effective date of the plan of reorganization.

        The Company is a manufacturer and supplier of communications wire and cable products to telephone companies, CATV companies, distributors and systems integrators, and magnet wire and fabricated insulation materials to major original equipment manufacturers, or OEMs, for use in motors, transformers, generators and electrical controls and, through its distribution operations, to small OEMs and the motor repair industry. The Company also converts copper cathode to copper rod for internal consumption and for sale to other wire and cable manufacturers and OEMs. The Company currently operates manufacturing and distribution facilities in the United States, the United Kingdom, France, Germany, Portugal and Mexico.

Chapter 11 Filing and Reorganization

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and continued to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Superior TeleCom's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

        Superior TeleCom decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls, which hampered its ability to meet interest and principal obligations on its long-term indebtedness. These shortfalls were primarily a result of Superior TeleCom's leverage, the overall global economic downturn and specific industry conditions, including reduced demand levels in the communications sector caused by, among other things, substantial spending reductions by the regional Bell operating companies, sometimes referred to as RBOCs, and independent telephone operating companies, and reduced demand levels in the magnet wire sector.

        Under the Bankruptcy Code, actions to collect pre-petition indebtedness, as well as most other pending litigation, were stayed and certain contractual provisions could not be enforced against Superior TeleCom. Absent an order of the Bankruptcy Court, substantially all pre-petition liabilities were subject to settlement under a plan of reorganization voted upon by certain classes of the Company's creditors and approved by the Bankruptcy Court.

        As part of the Chapter 11 proceedings, Superior TeleCom filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, Superior

TeleCom filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan, was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003.

        In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, the Company acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization or certain debt documents, on and after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in the Company, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, the Company began operating its business without supervision or approval by the Bankruptcy Court.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  the distribution to Superior TeleCom's senior secured debt holders or their transferees of (1) 16,500,000 shares of common stock of Superior Essex, representing 100% of the then outstanding common stock of Superior Essex, (2) 5,000,000 shares of series A non-convertible preferred stock of Superior Essex Holding Corp. ("Superior Essex Holding"), the Company's direct subsidiary, referred to herein as the series A preferred stock, and (3) $145 million principal amount of 9 1/2% senior notes jointly issued by Superior Essex Communications LP ("Superior Essex Communications"—formerly Superior Essex Communications LLC), Superior Essex Holding's direct subsidiary, and Essex Group, Inc. ("Essex Group"), Superior Essex Holding's indirect subsidiary, having a five-year term, referred to herein as the 9 1/2% senior notes;

  •
  the distribution to holders of Superior TeleCom's senior subordinated notes of warrants to purchase, until May 10, 2006, up to 868,421 shares of common stock of Superior Essex at a price of $25.00 per share;

  •
  the payment of $3 million in cash to holders of general unsecured claims against Superior TeleCom;

  •
  the consummation of a new $120 million senior secured revolving credit facility (see Note 7) to (1) fund repayment of Superior TeleCom's "debtor in possession," or DIP, credit facility and certain expenses relating to the plan of reorganization, (2) provide for working capital needs, (3) fund debt service on the senior notes of Superior Essex Communications and Essex Group and Superior Essex Holding's series A preferred stock and (4) provide for the issuance of letters of credit in connection with the operation of Superior Essex's business;

  •
  the cancellation of all pre-bankruptcy senior secured debt of Superior TeleCom;

  •
  the cancellation of all pre-bankruptcy senior subordinated notes of Superior TeleCom;

  •
  the cancellation of all 8 1/2% convertible subordinated debentures of Superior TeleCom, which had previously been distributed to holders of the 8 1/2% trust convertible preferred securities of Superior Trust I in liquidation of that trust (see Note 10);

  •
  the cancellation of all equity and debt interests held in Superior TeleCom by The Alpine Group, Inc. ("Alpine"), Superior TeleCom's former principal stockholder;

  •
  the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of such common stock;

  •
  the ability to issue stock options and/or restricted stock for up to 1.8 million shares of common stock of Superior Essex under Superior Essex's 2003 Stock Incentive Plan, with the allocation of awards to be effected by Superior Essex's board of directors following the effective date of the plan of reorganization; and

  •
  the implementation of equity awards to the independent directors of Superior Essex as part of Superior Essex's Stock Incentive Plan.

Fresh-Start Reporting

        Upon implementation of the plan of reorganization fresh-start reporting was adopted in accordance with AICPA Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," since holders of Superior TeleCom's common stock immediately prior to confirmation of the plan of reorganization received less than 50% of the Company's common stock and the reorganization value of the Company's assets upon emergence was less than Superior TeleCom's post-petition liabilities and allowed claims. Under fresh-start reporting, the reorganization value was allocated to the Company's net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). The Company's reorganization value was less than the fair value of the Company's net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the excess of the fair value of the net assets over the reorganization value was used to reduce the value of property, plant and equipment. Liabilities existing at the effective date of the plan of reorganization were stated at the present value of amounts to be paid discounted at appropriate current rates. Debt issued in connection with the plan of reorganization was recorded at the stated value, which approximated fair value.

        In connection with its development of the plan of reorganization Superior TeleCom directed its financial advisor to prepare a valuation analysis of its business and the new securities to be issued under the Plan. In preparing this analysis, Superior TeleCom's financial advisors, among other things, (a) reviewed certain recent publicly available financial results of Superior TeleCom, (b) reviewed certain interim financial and operating data of Superior TeleCom, (c) discussed with certain senior executives the current operations and prospects of Superior TeleCom, (d) reviewed certain operating and financial forecasts prepared by Superior TeleCom, including the financial projections contained in Superior TeleCom's Disclosure Statement, (e) discussed with certain senior executives of Superior TeleCom key assumptions related to the financial projections, (f) prepared 4 1/2 year discounted cash flow analyses based on the financial projections, utilizing various discount rates ranging from 11% to 15% and EBITDA terminal multiples of 5x to 6.5x based on relevant comparable company analysis, (g) considered the market value of certain publicly traded companies in businesses reasonably comparable to the operating business of Superior TeleCom and (h) conducted such other analyses as they deemed necessary under the circumstances.

        As a result of such analyses, review, discussions, considerations and assumptions, Superior TeleCom's financial advisor presented estimates that the total enterprise value of Superior TeleCom was within a range of $350 million to $400 million with a mid-point value of $375 million. The Company used the mid-point valuation of $375 million as the basis for its reorganization value for purposes of applying fresh-start reporting. The total enterprise value of $375 million and its derivation was a key element in negotiations with Superior TeleCom's creditors and equity holders in developing the plan of reorganization which was ultimately approved by Superior TeleCom's creditors and the Bankruptcy Court. The allocation of the reorganization value as of the effective date of the plan of reorganization, which was subject to minor revisions upon finalization of the asset valuations, is summarized as follows (in thousands):

Common equity value	$165,000
Long term debt:
Senior notes	145,000
Sale/leaseback finance obligation	7,000
Series A preferred stock	5,000
Exit financing, including pre emergence accrued reorganization costs	53,000

375,000
Accounts payable and accrued expenses	94,968
Long term liabilities, primarily defined benefit pension obligations	29,055

499,023
Current assets	(267,711)
Other long term assets, primarily debt issue costs	(7,531)
Property, plant and equipment	(223,781)

$—

        The following table reflects adjustments to the consolidated balance sheet resulting from implementation of the plan of reorganization and application of fresh start reporting as of November 10, 2003, the effective date of the plan of reorganization:

	Superior TeleCom Inc. November 10, 2003	Plan of Reorganization		Fresh-Start		Superior Essex Inc. November 10, 2003
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$16,232					$16,232
Accounts receivable	105,366					105,366
Inventories, net	123,082			8,814	(e)	131,896
Other current assets	14,217					14,217

Total current assets	258,897			8,814		267,711
Property, plant and equipment, net	247,475			(23,694	)(f)	223,781
Other assets	28,966	1,975	(b)	(498	)(e)	7,531
		(22,912	)(c)

Total assets	$535,338	(20,937)		(15,378)		$499,023

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	$40,864	3,042	(b)			$43,906
Accounts payable	42,227	3,000	(a)			45,227
Accrued expenses	39,210	18,993	(a)	1,429	(e)	58,835
		(797	)(b)

Total current liabilities	122,301	24,238		1,429		147,968
Long-term debt	—	157,000	(a)			157,000
Other long-term liabilities	16,167	17,576	(a)	(4,688	)(e)	29,055

Total liabilities not subject to compromise	138,468	198,814		(3,259)		334,023
Liabilities subject to compromise	1,337,965	(1,337,965	)(a)

Total liabilities	1,476,433	(1,139,151)		(3,259)		334,023
Stockholders' equity (deficit):
Old common stock	226			(226	)(d)	—
New common stock	—	165	(a)			165
Capital in excess of par value	45,539	164,835	(a)	(45,539	)(d)	164,835
Accumulated other comprehensive loss	(8,009)			8,009	(d)	—
Accumulated deficit	(960,860)	(270	)(b)	7,646	(d)	—
		(22,912	)(c)
		976,396	(a)

	(923,104)	1,118,214		(30,110)		165,000
Treasury stock	(17,991)			17,991	(d)	—

Total stockholders' equity (deficit)	(941,095)	1,118,214		(12,119)		165,000

Total liabilities and stockholders' equity (deficit)	$535,338	(20,937)		(15,378)		$499,023

(a)
To reflect distribution under the plan of reorganization of the Company's new common stock, the series A preferred stock of Superior Essex Holdings and the senior notes jointly issued by Superior Essex Communications and Essex Group in settlement of pre-petition liabilities subject to compromise, summarized as follows (in thousands):

Liabilities subject to compromise	$1,337,965
Long term debt:
Senior notes	(145,000)
Sale/leaseback finance obligation assumed	(7,000)
Series A preferred stock	(5,000)
Common equity	(165,000)
Other long term liabilities assumed	(17,576)
Accounts payable assumed	(3,000)
Accrued expenses assumed	(18,993)

Gain on cancellation of indebtedness	$976,396

(b)
To reflect application of proceeds from the Company's senior credit facility, including repayment of the DIP credit facility, as follows (in thousands):

Proceeds from senior credit facility	$42,752
Repayment of DIP credit facility	39,710

Net increase in short term borrowings	3,042
Pay DIP lender working fee	(270)
Pay accrued property taxes and interest	(797)
Debt issue costs	(1,975)

$—

(c)
To write off remaining debt issuance costs of Superior TeleCom.

(d)
To reflect cancellation of stockholders' equity of Superior TeleCom.

(e)
To reflect fresh start accounting adjustments to adjust inventory, pension liabilities and deferred tax liabilities and certain current liabilities. Deferred tax accounts were adjusted to give effect to differences between the new accounting basis and the new tax basis of assets and liabilities. The adjustment to other long-term liabilities is summarized as follows (in thousands):

Pension liabilities	6,260
Deferred income taxes	(10,948)

$(4,688)

(f)
To reflect adjustment of assets in excess of reorganization value.

Reorganization items

        Reorganization items represent amounts incurred or gains recognized by Superior Telecom as a result of the Chapter 11 filings and the adoption of fresh-start reporting and are summarized as follows for the period January 1, 2003 to November 10, 2003 (in thousands):

Professional fees	$(18,569)
Adjustments to pre petition liabilities	(27,006)
Write off of deferred debt issue costs	(26,364)
Settlement of pre-petition liabilities	5,187
Employee retention and severance	(4,481)
Gain on cancellation of indebtedness	976,396
Fresh-start reporting adjustments	(12,119)
Other	(2,315)

$890,729

        Adjustments to pre-petition liabilities represent amounts to adjust the carrying value of the Trust Convertible Preferred Securities (which were exchanged for Convertible Debentures as a result of the liquidation of the Trust on or about April 30, 2003) to the estimated amount of the allowed claim including accrued and unpaid distributions.

2. Summary of significant accounting policies

Principles of consolidation

        The consolidated financial statements represent the consolidation of all majority owned companies. Investments in affiliated companies representing 20% to 50% ownership are accounted for using the equity method of accounting. Other investments representing ownership of less than 20% are recorded at cost. All significant intercompany accounts and transactions have been eliminated. Minority interest recorded in the consolidated financial statements of Superior Essex Inc. is related to the Company's 60% owned subsidiary, Essex Nexans Europe S.A.S. ("Essex Nexans").

Cash and cash equivalents

        All highly liquid investments purchased with a maturity at acquisition of 90 days or less are considered to be cash equivalents.

Inventories

        Inventories of communications products are stated at the lower of cost or market, using the first-in, first-out ("FIFO") cost method. Inventories of magnet wire and copper rod are primarily stated at the lower of cost or market, using the last-in, first-out ("LIFO") cost method. Inventories include costs of materials, labor and manufacturing overhead. The Company establishes allowances for surplus and obsolete inventory based on a comparison of inventories on hand against estimated future sales, which is a function of historical sales and anticipated future selling prices. Actual results could differ from assumptions used to value obsolete or excessive inventory and additional reserves may be required.

Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method. The estimated lives are as follows:

Land improvements	10 to 15 years
Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 15 years
Capitalized software	3 to 5 years

        Maintenance and repairs are charged to expense as incurred. Long-term improvements are capitalized as additions to property, plant and equipment. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to income. Interest is capitalized during the active construction period of major capital projects. No interest was capitalized in 2003 and insignificant amounts were capitalized in 2005 and 2004.

Intangible Assets

        Intangible assets consist primarily of acquired customer base intangibles and are being amortized on a straight-line basis over their estimated useful lives.

Deferred financing costs

        Origination costs incurred in connection with outstanding debt financings are included in the balance sheet in other assets. These deferred financing costs are being amortized over the lives of the applicable debt instruments on an effective interest rate basis and are charged to operations as additional interest expense. As a result of Superior TeleCom's bankruptcy filing and subsequent plan of reorganization, all deferred debt issue costs relating to pre-effective date financing were written-off as a reorganization item in the accompanying consolidated statement of operations during the period January 1, 2003 to November 10, 2003.

Amounts due customers

        At December 31, 2005 and 2004, the Company had certain amounts due customers totaling $4.9 million and $4.2 million, respectively, representing amounts due to customers who meet certain contractual sales volume criteria. Such amounts are recorded as a reduction of sales and are paid periodically to those qualifying customers.

Income taxes

        Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax impact of temporary differences arising from assets and liabilities whose tax bases are different from financial statement amounts. A valuation allowance is established if it is more likely than not that all or a portion of deferred tax assets will not be realized. Realization of the future tax benefits of deferred tax assets is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse.

Derivative financial instruments

        All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered, the derivative is designated as either (i) a fair value hedge of a recognized asset or liability, (ii) a cash flow hedge of a forecasted transaction, (iii) a hedge of a net investment in a foreign operation, or (iv) a non-designated derivative instrument. The Company engages in certain derivatives that are classified as cash flow hedges and non-designated derivative instruments. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income with any ineffective portion of a financial instrument hedge immediately recognized in earnings. Changes in the fair value of non-designated derivative contracts are reported in current earnings.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, hedge accounting is discontinued on a prospective basis. Derivative financial instruments and derivative transactions reflected in the consolidated financial statements are discussed in Note 16.

Revenue recognition

        Revenue is recognized when pervasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectability is reasonably assured.

Cost of goods sold

        Cost of goods sold includes the cost of raw materials and all product manufacturing costs, purchasing and receiving costs, inspection costs, inbound freight charges, and shipping and handling costs.

Selling, general and administrative expense

        Selling, general and administrative expense includes corporate and divisional headquarters costs, non-production related legal, accounting and human resource costs, research and development costs, product management and engineering costs, treasury and risk-management costs, and sales and marketing expenses. Selling, general and administrative expense also includes warehousing costs associated with the Company's distribution networks.

Foreign currency translation

        The financial position and results of operations of the Company's foreign subsidiaries, other than its Mexican subsidiaries, are measured using local currency as the functional currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end. Revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are charged directly to accumulated other comprehensive income, a component of stockholders' equity, and are not included in net income until realized through sale or liquidation of the investment. The Company's Canadian subsidiary became inactive in 2002 and its accounts are remeasured using the U.S. dollar as the functional currency for periods subsequent to

December 31, 2002. The Company's Canadian subsidiary was dissolved in 2004. Foreign currency exchange gains and losses incurred on foreign currency transactions are included in income as they occur.

        The U.S. dollar is the functional currency of the Company's Mexican subsidiaries. All Mexican currency asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates, except for inventories, prepaid expenses and property, plant, and equipment, which are remeasured at historical rates. Mexican currency income and expenses are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

Stock Based Compensation Plans

        The Company and Superior TeleCom applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for stock based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock based employee compensation plans. Compensation expense attributable to fixed stock awards is recognized on a straight-line basis over the related vesting period. As allowed by SFAS No. 123, the Company and Superior TeleCom elected to continue to apply the intrinsic value based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands, except per share amounts)
Net income (loss), as reported	$31,912	$10,488	$(2,443)	$877,705
Add stock-based employee compensation expense included in reported net income (loss), net of tax	2,127	1,368	74	930
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,675)	(1,729)	(80)	(1,557)

Pro forma net income (loss)	$31,364	$10,127	$(2,449)	$877,078

Net income (loss) per share:
Basic—as reported	$1.92	$0.63	$(0.15)	$40.25
Basic—pro forma	1.88	0.61	(0.15)	40.22
Diluted—as reported	1.88	0.63	(0.15)	34.43
Diluted—pro forma	1.85	0.61	(0.15)	34.40

        The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of future amounts, since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The weighted average per share fair value of options granted at an exercise price equal to the fair market value (using the Black Scholes option pricing model) for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003 was $8.60, $3.83 and $5.69, respectively. No options were granted during the period January 1, 2003 to November 10, 2003. The weighted average per share fair value of options granted at an exercise price below the fair market value in accordance with the terms of the 2003 Stock Incentive Plan during the year ended December 31, 2004 was $6.21. The 2003 Stock Incentive Plan provides that the exercise price would be the initial value of the Company's stock on the effective date of the plan of reorganization ($10 per share) for options granted prior to May 10, 2004 to individuals who were members of management as of the effective date of the plan of reorganization.

        The fair value for options granted during the following periods was estimated at the date of grant using the Black Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,
			Period November 11 to December 31, 2003
	2005	2004
Volatility	43%	41%	60%
Dividend yield	0%	0%	0%
Risk-free interest rate	4.08%	2.51%	2.44%
Expected life (years)	6.2	3	3

Research and development costs

        Research and development costs are expensed as incurred. Research and development costs for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 were $4.6 million, $3.9 million, $0.5 million and $3.4 million, respectively.

Advertising costs

        Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 were $1.5 million, $1.0 million, $0.1 million and $1.2 million, respectively.

Insurance reserves

        The Company is self-insured up to certain limits (on an individual and aggregate basis) for certain insurable risks related primarily to workers' compensation and health insurance. Under current policy arrangements, the Company has a self-insured retention of $250,000 per claim with an annual aggregate self-insured retention of $4.4 million for workers compensation coverage. The self-insured retention for employee health insurance is $150,000 per employee, spouse or combined dependent coverage. Provisions for losses expected under these programs are recorded based on estimates of the aggregate liabilities for the claims incurred. Total reserves relating to self-insured programs amounted to $5.4 million and $5.5 million at December 31, 2005 and 2004, respectively.

Shipping and handling

        All shipping and handling costs are included in costs of sales and all billings associated with these costs are included in revenues.

Income (loss) per share

        Basic income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The computation of diluted income (loss) per share does not assume conversion or exercise of securities that would have an antidilutive effect on income (loss) per share. Diluted income (loss) per common share is determined assuming the conversion of the trust convertible preferred securities and inclusion of outstanding stock options, warrants and grants under the treasury stock method.

Comprehensive income

        Comprehensive income includes all changes in equity from non-owner sources such as net income, foreign currency translation adjustments, changes in the fair value of derivatives and minimum pension liability adjustments.

        The components of comprehensive income (loss) included in the accompanying consolidated statements of stockholders' equity reflect the following reclassification adjustments:

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
		(in thousands)
Unrealized holding gains on derivatives during the period	$5,165	$3,985	$306	$5,142
Less reclassification adjustments for gains included in net income	(3,875)	(2,424)	74	(1,445)

Net unrealized gains on derivatives	$1,290	$1,561	$380	$3,697

Foreign currency translation adjustment arising during the period	$(1,497)	$1,452	$876	$1,129
Less reclassification adjustment for amounts included in net income	(461)	—	—	(1,470)

Net foreign currency translation adjustment	$(1,958)	$1,452	$876	$(341)

        The components of accumulated other comprehensive income (loss) at December 31, 2005 and 2004 were as follows:

	2005	2004
	(in thousands)
Foreign currency translation adjustment	$370	$2,328
Additional minimum pension liability, net of tax benefit of $5,090 and $2,679 at December 31, 2005 and 2004, respectively	(7,965)	(4,190)
Unrealized gain on derivatives, net of tax of $2,065 and $1,244 at December 31, 2005 and 2004, respectively	3,231	1,941
Other	3	16

	$(4,361)	$95

Concentrations of risk and allowance for doubtful accounts

        At December 31, 2005 and 2004, accounts receivable from the regional Bell operating companies ("RBOCs") and major independent telephone companies amounted to $32.2 million and $23.5 million, respectively. Additionally, accounts receivable from two North Amercian Magnet Wire and Distribution segment customers amounted to $32.9 million at December 31, 2005 and accounts receivable from one customer of Essex Nexans amounted to $22.3 million at December 31, 2005. See Note 19 for concentrations of risk within the Company's business segments.

        Accounts receivable are net of allowances for doubtful accounts of $5.2 million and $1.8 million at December 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet and are no longer depreciated.

Use of estimates

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the determination of reorganization value and its allocation to assets, liabilities assumed and securities issued; allocation of the purchase price to the assets acquired and liabilities assumed in the Essex Nexans Transaction; the carrying amount of property, plant and equipment and intangible assets; valuation allowances for receivables, inventories and deferred income tax assets; self-insurance reserves; and obligations related to employee benefits. Actual results could differ from those estimates.

Reclassifications

        Certain reclassifications have been made to prior year amounts to conform to the presentation used in the current period.

Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement 123 (revised 2004), "Share-Based Payment", a revision of Statement 123, "Accounting for Stock Based Compensation." Statement 123(R) supercedes APB Opinion No. 25 and requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments (e.g. stock options and restricted stock awards) granted to employees. Statement 123(R) is effective for periods beginning after December 15, 2005. The Company will apply the standard on a modified prospective method. Under this method, all awards granted after the date of adoption must be accounted for under the provisions of Statement 123(R). In addition, compensation expense must be recognized for the unvested portion of previously granted awards and options that remain outstanding at the date of adoption. The Company adopted Statement 123(R) effective January 1, 2006 and and expects that the cumulative effect of the initial adoption of Statement 123(R) will not have a material impact on its results of operations or financial condition. The Company expects to recognize incremental non-cash compensation expense related to options and awards outstanding at December 31, 2005 of approximately $1.1 million in 2006.

        In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143" (SFAS 143). FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective for the Company on December 31, 2005 and the adoption of FIN 47 did not have a significant impact on the Company's results of operation or financial position.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. As a result of its mandatory redemption provisions, the series A preferred stock issued by the Superior Essex Holding is classified as long-term debt and related dividends have been recorded as interest expense in accordance with Statement of Financial Accountings Standards No. 150.

        In November 2004, the FASB issued Statement 151, "Inventory Costs". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Statement 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" specified in ARB No. 43. In addition, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt Statement 151 effective January 1, 2006 and does not expect that adoption of Statement 151 will have a material effect on its financial position or results of operations.

3. Inventories

        At December 31, 2005 and 2004, the components of inventories are as follows:

	2005	2004
	(in thousands)
Raw materials	$32,530	$16,034
Work in process	56,304	31,509
Finished goods	207,280	135,489

	296,114	183,032
LIFO reserve	(57,759)	(22,163)

	$238,355	$160,869

        Inventories valued using the LIFO method amounted to $119.7 million and $78.8 million at December 31, 2005 and 2004, respectively. The adoption of fresh start reporting resulted in the elimination of the LIFO reserve as of November 10, 2003.

        During 2005 certain inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to increase net income by $0.3 million in 2005.

4. Property, plant and equipment

        At December 31, 2005 and 2004, property, plant and equipment consists of the following:

	2005	2004
	(in thousands)
Land and land improvements	$12,945	$13,243
Buildings and improvements	40,694	36,316
Machinery and equipment	228,609	209,874
Capitalized software	5,004	2,864

	287,252	262,297
Less accumulated depreciation	46,520	23,078

	$240,732	$239,219

        Depreciation and amortization expense for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 was $21.8 million, $21.1 million, $2.6 million and $25.1 million, respectively, including amortization of capitalized software of $0.8 million, $0.6 million, $0.1 million and $0.5 million, respectively.

5. Intangible and other long-term assets

        At December 31, 2005 and 2004 intangible and other long-term assets are summarized as follows:

	2005	2004
	(in thousands)
Amortizing intangible assets, net	$28,284	$29,468
Deferred financing costs	7,077	7,119
Deferred income taxes	4,886	—
Other	5,674	5,182

	$45,921	$41,769

        Acquired amortizing intangible assets at December 31, 2005 and 2004 are summarized as follows:

	2005		2004
					Weighted Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer base	$27,924	$2,405	$28,145	$810	17.5 years
Other	3,411	646	2,289	156	16.9 years

	$31,335	$3,051	$30,434	$966	17.4 years

        Aggregate amortization expense for amortizing intangible assets for the years ended December 31, 2005 and 2004 was $2.1 million and $1.0 million, respectively. Estimated amortization expense for the next five years is: $2.1 million in 2006, $2.1 million in 2007, $2.1 million in 2008, $1.9 million in 2009, and $1.6 million in 2010.

6. Acquisitions and Dispositions

Essex Nexans

        On October 21, 2005, the Company acquired Nexans' magnet wire operations in Europe through formation of a corporate joint venture, Essex Nexans, a French holding company, combining the Company's U.K. magnet wire business and Nexans' European magnet wire and enamel businesses (the "Essex Nexans Transaction"). The Company owns 60% of the joint venture and Nexans has a 40% minority ownership. The Company believes the acquisition will enhance its ability to serve its global customer base, provide synergies with respect to its U.K. magnet wire business and increase its geographic diversification. In accordance with the Contribution and Formation Agreement (the "Agreement") governing the transaction, the following transactions were consummated at or prior to the October 21, 2005 closing:

  •
  The Company contributed net cash of $17.7 million (€14.8 million) and the common stock of its U.K. magnet wire business for equity of Essex Nexans.

  •
  Essex Nexans entered into a $41.8 million (€35.0 million) financing arrangement with a 3rd party financial institution, $23.9 million (€20.0 million) of which was drawn down at closing to partially fund the purchase of Nexans' magnet wire and enamel business.

  •
  Essex Nexans purchased Nexans' European magnet wire and enamel businesses for a net $41.6 million (€34.8 million) in cash, issuance of a $13.5 million (€11.3 million) subordinated note in favor of Nexans and a 40% equity interest in Essex Nexans.

        The Agreement provides for certain post-closing adjustments based on the final net book values of the acquired net assets. If the net book value of Nexans' contribution is more than €64 million but less than €65 million, based on the final net book values of acquired net assets as of the closing date, the Company shall pay in cash to Nexans 60% of such excess. If the net book value of Nexans' contribution is more than €65 million but less than or equal to €71 million, then Essex Nexans shall pay an additional amount to Nexans equal to 100% of such excess. If the net book value of Nexans' contributions is more than €71 million, Nexans will also receive a promissory note issued by a subsidiary of Essex Nexans of up to €2 million payable at the end of one year, subject to meeting certain liquidity conditions. There are similar adjustment provisions with respect to the net book value of the contributions of the Company.

        The aggregate cost of the acquisition was approximately $29.0 million. The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing certain asset and liability valuations as well as the post-closing adjustments discussed above; thus the allocation of the acquisition cost is subject to refinement and adjustment.

Current assets	$148,105
Property, plant and equipment	5,329
Intangible and other long-term assets	4,903

Total assets acquired	158,337

Current liabilities	(89,796)
Long-term debt	(15,032)
Other long-term liabilities	(7,714)

Total liabilities assumed	(112,542)
Minority interest	(16,803)

Net assets acquired	$28,992

        The Agreement provides for the Company to pay additional contingent cash consideration to Nexans of up to $3.6 million (€3.0 million) if Essex Nexans achieves certain specified levels of Adjusted EBITDA (as defined in the Agreement) for the year ended December 31, 2006. The preliminary fair value of the net assets acquired exceeded the purchase price and therefore the full amount of the contingent payment has been accrued by the Company as of October 21, 2005.

        At any time following the one-year anniversary of the closing of the transaction, the Company will have the option to purchase Nexans' 40% interest in Essex Nexans at a price equal to Nexans' initial allocated equity value plus 40% of (i) the cumulative net income (adjusted for certain items as specified in the shareholders agreement between the Company, Nexans and Essex Nexans) of Essex Nexans, and (ii) any post-closing capital contributions minus any post-closing distributions. The call price may be increased by up to $2.4 million (€2.0 million) if Essex Nexans achieves at least $10.7 million (€9.0 million) of Adjusted EBITDA for the year ended December 31, 2006. Furthermore, if the Company exercises the call option on or after September 30, 2008, the call price may be increased by up to $11.9 million (€10 million) provided Essex Nexans achieves certain specified levels of EBITDA in 2008, 2009 or 2010. The call price is payable only in cash.

        Nexans will have the right to require the Company to purchase its 40% interest in Essex Nexans at the call price, but only if Adjusted EBITDA of Essex Nexans exceeds $16.6 million (€14.0 million) in 2008, 2009 or 2010. The put right is exercisable for one year following the completion of audited financial statements demonstrating that the Adjusted EBITDA threshold was met during 2008, 2009 or 2010. At the Company's option, the put price may be paid in cash by the Company or Essex Nexans or by issuance of the Company's common stock (or a combination thereof). If the Company elects to pay the put price in Company common stock, the portion of the put price payable in common stock of the Company is subject to certain limitations specified in the shareholders agreement, including a general limit of 7.5% of the outstanding common stock of the Company, with any excess put price payable in cash. Furthermore, the portion of the put price paid in common stock of the Company will be increased by 5% (or 15% if certain conditions are not met with regard to the registration of such shares).

        In connection with the transaction, Essex Nexans entered into several agreements with the Company and Nexans or their affiliates to provide certain services and products (see Note 18). Additionally, the shareholders agreement contains non-compete provisions which preclude the Company or Nexans from competing with Essex Nexans in certain specified countries primarily in Europe for a period of three years from the closing.

        The transaction has been accounted for as a purchase of the Nexans magnet wire and enamel businesses and a partial sale of the Company's U.K. subsidiary. The Company recognized a net pre-tax loss of $0.5 million in the fourth quarter of 2005 related to the partial sale. The operations of Essex Nexans have been included in the consolidated results of operations of the Company from the date of acquisition.

        The following unaudited pro forma consolidated results of operations have been prepared as if the transaction had occurred at January 1, 2004:

	Year Ended December 31,
	2005	2004
	(in thousands, except per share amounts)
Net sales	$2,101,898	$1,777,379
Net income	34,895	16,285
Net income per share:
Basic	2.10	.99
Diluted	2.06	.98

        The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transaction been consummated as of January 1, 2004, nor is it intended to be a projection of future results

Belden Asset Acquisition

        On June 1, 2004, Superior Essex Communications acquired certain assets from operating subsidiaries of Belden Inc. ("Belden") related to their North American copper OSP communications wire and cable business (the "Belden Asset Acquisition"). Under the terms of the asset purchase agreement, Superior Essex Communications acquired certain inventories, selected machinery and equipment and certain customer contracts related to a portion of Belden's communications business for total consideration of $83.1 million including a contingent payment of $10 million which was made in March 2005. The equipment acquired from Belden in its communications wire and cable business has been deployed in the communications cable segment. Belden retained its manufacturing facilities and employees together with all of the associated liabilities, including, among others, accounts payable, any employee-related obligations, plant shutdown costs and environmental obligations. The allocation of the purchase price is summarized as follows (in thousands):

Cash purchase price	$83,057
Acquisition costs	1,740

$84,797

Allocated to:
Inventory	34,443
Machinery and equipment	22,209
Intangible asset—customer base	28,145

$84,797

        The customer base intangible asset is being amortized on a straight-line basis over 17 1/2 years. Amortization for the years ended December 31, 2005 and 2004 was $1.6 million and $0.8 million, respectively. The Company installed the machinery and equipment acquired in the Belden Asset Acquisition in certain of its manufacturing plants to replace certain existing machinery and equipment. As a result, machinery and equipment with a net book value of approximately $2.2 million at June 1, 2004 was taken out of service through the second quarter of 2005. Accordingly, the Company revised the estimated depreciable lives of the replaced machinery and equipment resulting in additional depreciation charges included in cost of goods sold of $0.4 million and $1.8 million during the years ended December 31, 2005 and 2004, respectively. Additionally, the Company incurred approximately $2.1 million of plant employee training costs for acquisition-related production capacity expansion which have been included in cost of goods sold in the accompanying statement of operations for the year ended December 31, 2004.

Nexans Asset Acquisition

        On September 7, 2004, Essex Group acquired certain assets from Nexans Magnet Wire USA Inc., a wholly-owned subsidiary of Nexans. Under the terms of the purchase agreement, Essex Group acquired substantially all inventory associated with Nexans' U.S. magnet wire operations and assumed certain U.S. customer contractual arrangements. The assets acquired are used in the North American magnet wire and distribution business. The total purchase price for the acquisition was $11.6 million. The allocation of the purchase price is summarized as follows (in thousands):

Cash purchase price	$11,555
Acquisition costs	728

$12,283

Allocated to:
Inventory	9,877
Other current assets, net	177
Intangible asset	2,229

$12,283

US Seal Disposition

        On March 4, 2005, the Company sold accounts receivable and inventory totaling approximately $1.2 million together with related trademarks and service names constituting the business conducted by the Company under the US Seal trade name for a net total purchase price of $11.6 million. A gain of $10.4 million was recognized on the sale. Total sales with respect to the US Seal product line were approximately $5.2 million in 2004. In connection with the sale, the Company also signed a non-exclusive distribution agreement to act as a distributor for certain of the US Seal products for a period of five years. The Company believes the expected revenues under the distribution agreement represent a significant continuation of the direct cash flows of the disposed US Seal product line and accordingly, the disposition is not reported as a discontinued operation in accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets and EITF Issue No. 03-13. The US Seal product line is included in the North American magnet wire and distribution segment.

7. Short-term borrowings and financing arrangements

        At December 31, 2005 and 2004 short-term borrowings consist of the following:

	2005	2004
	(in thousands)
Senior secured revolving credit facility	$13,049	$30,000
Essex Nexans factoring agreement	21,070	—
Other	—	785

	$34,119	$30,785

Superior Essex

        Superior Essex Communications and Essex Group Inc. are borrowers under a $175 million senior secured revolving credit facility with a $25 million sublimit for letters of credit. Interest accrues on outstanding borrowings at an annual rate equal to, at the Company's option, LIBOR or a base rate, plus, in each case, an applicable margin, determined quarterly based on average borrowing availability, ranging from 1.75% to 2.75% for LIBOR loans and 0.25% to 1.25% for base rate loans. The applicable margin as of December 31, 2005 is 1.75% for LIBOR loans and 0.25% for base rate loans. The weighted average interest rate was 6.87% and 4.2% at December 31, 2005 and 2004, respectively. Obligations under the senior secured revolving credit facility are secured by substantially all of the Company's tangible and intangible assets. Availability under the senior credit facility is subject to a borrowing base equal to the lesser of (1) $175 million less outstanding letters of credit and (2) a specified percentage of eligible accounts receivable and inventory less specified reserves. The specified percentages of eligible accounts receivable and eligible inventory are each subject to decrease in the reasonable credit judgment of the lender. At December 31, 2005, the applicable percentages are (i) 85% of the value of the eligible accounts receivable and with respect to inventory the lesser of (a) $70 million or (b) the lesser of (x) 65% of the value of the eligible inventory and (y) 85% multiplied by the net orderly liquidation value percentage then applicable multiplied by the value of the eligible inventory. The specified reserves that reduce availability are not fixed and may be imposed by the administrative agent of the revolving credit facility in its reasonable credit judgment. Current reserves include a rent reserve related to property on which collateral is located. On July 15, 2005, the senior secured revolving credit facility was amended. The amendment, among other things, increased the amount of permitted consigned inventory from $30 million to $50 million and expanded the locations at which consigned inventory may be located. The amendment exempts up to $25 million of the total $50 million of permitted consigned inventory from the requirement for filing a financing statement under the Personal Property Security Act (as in effect in any Province of Canada other than the Province of Quebec) or the UCC. The senior secured revolving credit facility was further amended in October 2005 to permit the transactions consumated in connection with the acquisition of Nexans' European magnet wire and enamel businesses and authorize the investment of up to $30.0 million in the joint venture (see Note 6)

        If borrowing availability under the senior secured revolving credit facility falls below $15 million for any period of two consecutive days, the borrowers will be required to maintain a ratio of 1.1 to 1 of (a) the consolidated EBITDA of the borrowers minus capital expenditures, foreign investments, tax distributions and pension contributions to (b) all principal and cash interest payments on specified debt of the borrowers. The Company is obligated to pay an unused commitment fee of 0.5% per annum on the unused amount of the maximum committed amount and a fee of 0.125% per annum on the outstanding face amount of outstanding letters of credit. The senior secured revolving credit facility also contains covenants that limit the Company's and its subsidiaries' ability to (i) pay dividends, redeem capital stock or make other restricted payments, (ii) sell or dispose of assets, (iii) incur additional indebtedness or permit liens to exist on the Company's property, (iv) engage in transactions with affiliates and (v) make additional investments or acquisitions. Under the terms of the senior secured revolving credit facility, Superior Essex Communications and Essex Group may not declare or make any distributions to the Company except for distributions made for the payment of certain corporate operating expenses, income taxes and certain other specified costs. Undrawn availability (after considering outstanding letters of credit of $2.1 million) on December 31, 2005 amounted to $159.9 million. The senior secured revolving credit facility matures in November 2007, however in accordance with Emerging Issues Task Force Issue 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement, borrowings under the revolving credit facility have been classified as a current liability.

        The Company enters into interest rate cap agreements in order to limit the effect of changes in interest rates on borrowings under the revolving credit facility (See Note 16). Amounts currently due to or from interest rate cap counterparties are recorded in interest expense in the period in which they accrue.

        In October 2005, Essex Nexans entered into a factoring agreement with a third-party French financial institution (the "Factor") pursuant to which Essex Nexans may assign eligible accounts receivable to the Factor. Essex Nexans can request advances in anticipation of customer collections on the assigned receivables. Interest is payable on the net outstanding advances at the European Overnight Index Average rate plus .47% per annum (2.72% at December 31, 2005). The amount of advances available to Essex Nexans is limited to 90% (80% if EBITDA is less than zero for any year, equity of the joint venture is 10% or less of total assets or social charges exceed 5% of sales) of assigned receivables up to a maximum of $41.5 million (€35 million). Accounts receivable at December 31, 2005 include $58.4 million of receivables which have been assigned to the Factor. Undrawn availability under the agreement was $13.4 million. The factoring agreement expires in October 2008. The factoring agreement may be terminated by the Factor if Nexans ceases to own 38% to 42% of Essex Nexans. Neither the Company nor any of its domestic subsidiaries are guarantors under the factoring agreement.

        Essex Nexans has been designated an unrestricted subsidiary under the indenture governing the 9% senior notes and is not considered a subsidiary for purposes of the senior secured revolving credit facility. As a result, creditors of Essex Nexans may not have recourse to any assets of Superior Essex or its other subsidiaries, and Essex Nexans has no responsibility for debts or obligations incurred by Superior Essex or its other subsidiaries. Transactions with Essex Nexans, including capital contributions, are generally subject to the same restrictions as transactions with unrelated third parties, except that those transactions must also satisfy affiliate transaction tests. Further, operating profit from Essex Nexans is not generally included in determining whether financial tests for the 9% senior note indenture and senior secured revolving credit facility purposes have been satisfied, such as debt incurrence or restricted investment tests, unless cash from those operating profits is transferred to Superior Essex.

Superior TeleCom

        In connection with its filings for relief under Chapter 11 of the Bankruptcy Code, Superior TeleCom received bankruptcy court approval of a $100 million (with a sub-limit of $15 million in letters of credit) debtor-in-possession financing facility (the "DIP Credit Facility") in order to refinance its accounts receivable securitization facility and to provide liquidity during the reorganization process. The DIP Credit Facility also provided for adequate protection payments to certain pre-petition lenders in an amount representing Superior TeleCom's 2002 income tax refunds received in 2003 and monthly payments commencing April 1, 2003 in an amount not to exceed $1.5 million per month. Superior TeleCom paid monthly adequate protection payments of $1.0 million on April 1, May 1, June 1, and November 1, 2003. The adequate protection payments reduced the amount of the pre-petition lenders' allowed claim with respect to pre-petition indebtedness. Additionally, Superior TeleCom received income tax refunds of approximately $58.1 million in May 2003 and, as contemplated by an existing Bankruptcy Court order, applied this amount to the reduction of pre-petition indebtedness.

        Borrowings under the DIP Credit Facility bore interest at the prime rate plus 2.5% or, at Superior TeleCom's option, at the LIBOR rate plus 3.5%. Superior TeleCom was obligated to pay an unused commitment fee of 1% per annum on the unused amount of the maximum committed amount and a fee of 3.5% per annum on the outstanding face amount of outstanding letters of credit. The DIP Credit Facility was fully repaid on the effective date of the plan of reorganization.

8. Accrued Expenses

        At December 31, 2005 and 2004 accrued expenses consists of the following:

	2005	2004
	(in thousands)
Accrued compensation, pension obligations and other benefits	$29,143	$16,807
Accrued interest	5,121	5,090
Accrued income taxes	15,112	10,396
Accrued self insurance costs	5,367	5,500
Accrued purchase consideration (Note 6)	4,587	10,000
Customer deposits on returnable containers	11,289	—
Deferred income taxes	4,520	—
Other	17,287	9,713

	$92,426	$57,506

9. Long-term Debt

        At December 31, 2005 and 2004, long-term debt consists of the following:

	2005	2004
	(in thousands)
9% senior notes, net of discount of $5,987 and $6,656 at December 31, 2005 and 2004, respectively	$251,113	$250,444
Series A redeemable preferred stock	5,000	5,000
8.975% subordinated note of Essex Nexans	13,416	—
Other	10,196	7,000

	279,725	$262,444
Less current portion of long-term debt	499	—

	$279,226	$262,444

Superior Essex

        As described in Note 1 above, as of the effective date of the plan of reorganization, $145 million principal amount of 9 1/2% senior notes of Superior Essex Communications and Essex Group, and 5 million shares of series A preferred stock, par value $1 per share, of Superior Essex Holding, were issued to creditors of Superior TeleCom in accordance with the plan of reorganization.

        The 9 1/2% senior notes were issued jointly by Superior Essex Communications and Essex Group in an aggregate principal amount of $145 million due in November 2008, with interest payable semi-annually in cash at a rate of 9 1/2%. On April 29, 2004 the Company redeemed the senior notes with the proceeds from a Rule 144A private placement offering, completed on April 14, 2004, of $257.1 million of 9% unsecured senior notes due April 2012 (the "9% senior notes"). Interest on the 9% senior notes is payable April 15 and October 15 of each year beginning on October 15, 2004. The 9% senior notes were issued at an original issue discount of $7.1 million resulting in an effective interest rate of 9 1/2%. The proceeds from the offering were also used to pay fees and expenses of the offering and fund the Belden Asset Acquisition.

        The 9% senior notes issued by Superior Essex Communications and Essex Group are fully and unconditionally guaranteed by the Company and each of its existing and future domestic restricted subsidiaries. The Company may redeem some or all of the 9% senior notes at any time on or after April 15, 2008 at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on April 15 of the year set forth below:

Year	Percentage
2008	104.50%
2009	102.25%
2010 and after	100.00%

        The Company may also redeem up to 40% of the aggregate principal amount of the 9% senior notes at a redemption price of 109% of the principal amount thereof using the proceeds of one or more equity offerings completed before April 15, 2007. Additionally, upon the occurrence of specific kinds of changes in control of the Company or certain of its subsidiaries, as specified in the indenture governing the 9% senior notes, holders of the 9% senior notes will have the right to require the Company to purchase all or a portion of the outstanding 9% senior notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest.

        Simultaneously with the sale of the 9% senior notes on April 14, 2004, the issuers entered into a registration rights agreement with the initial purchasers of the 9% senior notes requiring them to use their reasonable best efforts to file with the Securities and Exchange Commission (the "SEC") and cause to become effective a registration statement relating to an offer to exchange the 9% senior notes for registered notes with substantially identical terms. An initial registration statement was filed with respect to this exchange offer with the SEC on August 2, 2004 which, as amended, was declared effective on September 1, 2004. The exchange offer expired on October 5, 2004. The entire $257.1 million principal amount of the 9% senior notes was tendered prior to the expiration of the exchange offer and exchanged for an equal amount of registered notes with substantially identical terms.

        The indenture governing the 9% senior notes contains covenants which restrict the Company's ability and the ability of certain of its subsidiaries to, among other things: incur additional debt and issue preferred stock; make certain distributions, investments and other restricted payments; create certain liens; enter into transactions with affiliates; and merge, consolidate or sell substantially all of its assets. Approximately one-half of the Company's retained earnings are restricted from the payment of dividends under the terms of the indenture. The indenture governing the 9% senior notes was amended in September 2005 to allow for the transactions consumated in connection with the Nexans acquisition

(see Note 16). The Company paid $1.6 million to the noteholders in October 2005 in connection with the amendment which is being amortized over the remaining term of the 9% senior notes.

        Holders of the series A preferred stock issued by Superior Essex Holding are entitled to receive cumulative cash dividends at a rate of 9 1/2% per annum per share, payable semi-annually. The series A preferred stock ranks junior to all other classes of preferred stock of Superior Essex Holding. The series A preferred stock is mandatorily redeemable on November 10, 2013 at par value plus accrued and unpaid dividends. The series A preferred stock contains certain other mandatory and optional redemption provisions. Each share of series A preferred stock shall have one vote with respect to all matters submitted to stockholders for a vote, provided however, that holders of the series A preferred stock shall not be entitled to vote generally for directors. As a result of its mandatory redemption provisions, the series A preferred stock has been classified as long-term debt and related dividends have been recorded as interest expense in accordance with Statement of Financial Accountings Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

        The subordinated note of Essex Nexans payable to Nexans is unsecured and bears interest at 8.975% per annum payable quarterly. A total of $4.5 million (€3.8 million) in principal is due September 30, 2009 and the remainder matures September 30, 2010. The maturity of the subordinated note will be accelerated if the Company exercises its call option to purchase Nexans' minority interest in Essex Nexans (see Note 6). The subordinated note is not guaranteed by the Company or any of its domestic subsidiaries.

        Other debt at December 31, 2005 and 2004 consists primarily of a $7 million sale/leaseback finance obligation with a one-time purchase option with respect to one of the Company's manufacturing facilities exercisable during the period December 13, 2008 to December 13, 2009 at a price equal to the greater of $5 million and the then fair value of the leased property.

        The fair value of the Company's long-term debt at December 31, 2005 and 2004 was approximately $280.5 million and $278.3 million, respectively, based primarily on trading activity.

        The aggregate contractual principal maturities of long-term debt for the five years subsequent to December 31, 2005 are as follows:

Year	Amount
(in thousands)
2006	$499
2007	387
2008	387
2009	11,861
2010	10,600
Thereafter	262,100

$285,834

Superior TeleCom

        Superior TeleCom's principal pre-petition long-term debt agreements included a senior credit facility comprised of a revolving credit facility along with a term loan A and a term loan B, all of which were governed by an Amended and Restated Credit Agreement (the "Pre-Petition Credit Agreement") and outstanding senior subordinated notes. The revolving credit facility under the Pre-Petition Credit Agreement allowed for borrowings by Superior TeleCom's subsidiaries (other than Superior Israel) of up to $225 million in the aggregate (subject to reductions in 2002 which limited total borrowings to $214 million). Prior to Superior TeleCom's bankruptcy filing, the revolving credit facility was due to mature on May 27, 2004. The senior subordinated notes included a $120 million term note A and an $80 million term note B which were due in 2007. As discussed in Note 1, all amounts outstanding under the Pre-Petition Credit Agreement and the senior subordinated notes were cancelled on November 10, 2003 in accordance with the terms of the plan of reorganization.

10. Trust Convertible Preferred Securities

        On March 31, 1999, Superior Trust I (the "Trust"), a trust in which Superior TeleCom owned all the common equity interests, issued 3,332,254 shares of 8 1/2% Trust Convertible Preferred Securities ("Trust Convertible Preferred Securities") with a liquidation value of $50 per share. The sole assets of the Trust were Superior TeleCom's 8 1/2% Convertible Subordinated Debentures ("Convertible Debentures") with an aggregate principal amount of $171.8 million at an interest rate of 8 1/2% per annum and a maturity date of March 30, 2014.

        Superior TeleCom's Chapter 11 filing constituted an early dissolution event under the terms of the instruments governing the Trust and as a result the Trust was liquidated by distributing to holders of the Trust Convertible Preferred Securities an aggregate principal amount of Convertible Debentures equal to the aggregate liquidation amount of their Trust Convertible Preferred Securities. As discussed in Note 1, all outstanding 8 1/2% Convertible Debentures were cancelled on November 10, 2003 in accordance with the terms of the plan of reorganization.

11. Income (loss) per share

        The computation of basic and diluted income (loss) per share for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 is as follows:

	Superior Essex Inc.
	Year Ended December 31, 2005			Year Ended December 31, 2004
	Net Income	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount
	(in thousands, except per share data)
Basic net income per common share	$31,912	16,653	$1.92	$10,488	16,526	$0.63

Effect of dilutive securities:
Restricted stock awards		150		—	94
Stock options		170		—	56

Diluted net income per common share	$31,912	16,973	$1.88	$10,488	16,676	$0.63

	Superior Essex Inc.			Superior TeleCom Inc.
	Period November 11, 2003 to December 31, 2003			Period January 1, 2003 to November 10, 2003
	Net Income	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount
	(in thousands, except per share data)
Basic net income (loss) per common share	$(2,443)	16,500	$(0.15)	$877,705	21,809	$40.25

Dilutive impact of 8 1/2% Convertible Debentures	—	—		5,050	3,831

Diluted net income (loss) per common share	$(2,443)	16,500	$(0.15)	$882,755	25,640	$34.43

        The basic and diluted income(loss) per share amounts for years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 are computed by dividing the applicable statement of operations amount by the weighted average shares outstanding. As discussed in Note 1, the plan of reorganization resulted in the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of Superior TeleCom common stock. None of the Company's or Superior TeleCom's stock options or unvested restricted stock awards outstanding have been included in the computation of diluted income(loss) per share for periods prior to 2004 because to do so would be antidilutive. A total of 924,411 and 1,096,374 anti-dilutive weighted average shares with respect to outstanding stock options, restricted stock awards and Superior Essex's warrant have been excluded from the computation of diluted income per share for the years ended December 31, 2005 and 2004, respectively.

12. Stock based compensation plans

        In connection with the plan of reorganization, the Company adopted the Superior Essex Inc. 2003 Stock Incentive Plan (the "2003 Plan") pursuant to which a committee of the Company's board of directors may grant stock options or restricted stock awards to employees, non-employee directors and certain service providers. The 2003 Plan authorized grants of awards or options to purchase up to 1,833,333 shares of authorized but unissued common stock, stock held in treasury or both. Stock options under the 2003 Plan could be granted with an exercise price less than, equal to or greater than the stock's fair market value at the date of grant. The term of stock options granted under the 2003 Plan could not exceed 10 years.

        In the first quarter of 2004, in connection with emergence of its business from reorganization, the Company granted to certain of its employees and directors options to acquire common stock of the Company at an exercise price of $10.00 per share (the "Original Options"). The 2003 Plan authorized the issuance of options granted prior to May 10, 2004 at an exercise price of $10.00 per share, the fair market value of the Company's common stock at the time of emergence from reorganization. The fair market value of the Company's stock on the various grant dates of the Original Options was in each case higher than $10.00 (ranging from $13.00 to $15.75). In 2005, Section 409A was added to the Internal Revenue Code to govern nonqualified deferred compensation plans, including nonqualified stock options that do not meet certain criteria. Due to the lower-than-market-value exercise price, the Original Options vesting after December 31, 2004 were not exempted from the application of Section 409A and unless amended to comply with Section 409A would have resulted in immediate taxation to the holder, plus substantial penalties and interest. Consequently, in order to avoid these unforeseeable and unintended results, and in accordance with transition relief specified in IRS and Treasury Notice 2005-1 and proposed regulations under Section 409A issued in September 2005, the Board of Directors of the Company in November 2005 approved an amendment to 494,650 of the Original Options to increase the exercise price to the fair market value of the Company's common stock on the grant dates of the Original Options (the "Amended Options"). In order to compensate the holders of the Amended Options for the increase in exercise price, the Board of Directors also approved a grant of 118,365 shares of restricted stock of the Company having a value as of the close of business on November 1, 2005 approximately equal to the amount by which the exercise price of the Amended Options was increased, rounding to the nearest whole number of shares. These shares of restricted stock will vest prorata on or about the dates the Amended Options will vest. As a result of the modification to the Original Options and the concurrent restricted stock award the Company recognized additional stock-based compensation expense of $0.8 million in the fourth quarter of 2005.

        In May 2005 the shareholders of the Company approved the Superior Essex Inc. 2005 Incentive Plan (the "2005 Plan") pursuant to which a committee of the Company's board of directors may grant stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend and interest equivalents and cash-based awards to eligible employees, officers, non-employee directors and consultants. Stock options can be granted under the 2005 Plan with an exercise price equal to or greater than the stock's fair market value at the date of grant. The term of stock options granted may not exceed 10 years. A total of 500,000 shares of common stock are reserved for issuance under the 2005 Plan. In addition, unissued awards and any shares underlying currently outstanding options granted under the 2003 Plan which expire unexercised are available for issuance under the 2005 Plan. As a result of adoption of the 2005 Plan, no further grants or awards may be made pursuant to the 2003 Plan.

        Superior Telecom sponsored several stock based compensation plans. As discussed in Note 1, the plan of reorganization resulted in the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of Superior TeleCom common stock.

        The following table summarizes stock option activity for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003:

	Shares Outstanding	Weighted Average Exercise Price
Superior TeleCom Inc.:
Outstanding at December 31, 2002	4,185,565	$2.89
Canceled	(4,185,565)	2.89
Granted	—

Outstanding at November 10, 2003	—

	Shares Outstanding	Weighted Average Exercise Price
Superior Essex Inc.:
Outstanding at November 11, 2003	—
Granted	42,000	$10.00

Outstanding at December 31, 2003	42,000	10.00
Granted	866,750	10.53
Cancelled	(20,000)	10.00

Outstanding at December 31, 2004	888,750	10.52
Granted	259,400	17.81
Exercised	(85,800)	10.13
Original options subject to Section 409A	(494,650)	10.00
Amended options subject to Section 409A	494,650	14.07
Cancelled	(3,350)	10.00

Outstanding at December 31, 2005	1,059,000	$14.24

        Information with respect to stock-based compensation plan stock options outstanding at December 31, 2005 is as follows:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life (in years)
Exercise Price	Number Outstanding at December 31, 2005		Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price
$10.00	192,000	7.9	$10.00	177,996	$10.00
$13.00-$14.40	411,700	8.2	13.44	184,800	13.39
$15.25-$18.14	455,300	8.8	16.75	10,577	15.80

        Pursuant to an employment agreement, a total of 330,000 shares of restricted stock valued at $10 per share were granted to the Company's Chief Executive Officer in the period November 10, 2003 to December 31, 2003. The restricted stock award vests at the rate of 12.5% of the shares granted at the end of each six-month period commencing on November 10, 2003. During the first quarter of 2004, the Company awarded 150,000 shares of restricted stock with a weighted average per share value at the date of award of $13.25 to certain members of senior management. These restricted stock awards vest after 7 years with earlier vesting after 3 years if the Company's stock price exceeds certain specified levels for a period of 20 consecutive trading days. The initial stock price targets were met in January 2005 and one third of these awards will vest in November 2006. An additional 40,000 shares of restricted stock with a weighted average per share value at the date of award of $15.25 were granted during the first quarter of 2004 to other members of management. These shares vest 50% after three years and 50% after five years. A total of 13,694 shares of restricted stock with a weighted average per share value of $13.75 were awarded to certain employees in the third and fourth quarters of 2004 and were fully vested as of December 31, 2004. A total of 30,000 and 15,000 shares of restricted stock with a weighted average per share value at the date of award of $16.28 and $17.95, respectively, were awarded to the Company's independent directors in May 2005 and November 2004. These awards vest ratably over three years. A total of 12,000 shares of restricted stock with a weighted average per share value at the date of award of $16.51 were awarded to certain of the Company's executive officers in April 2005. These restricted stock awards vest after 4 years with immediate vesting with respect to 50% of the awards if the Company's stock price exceeds certain specified levels for a period of 20 consecutive trading days.

        In October 2005, the Company's Board of Directors approved the Amended and Restated Director Compensation Plan (the "Directors' Plan"), a subplan of the 2005 Plan. The Directors' Plan provides for the payment of an annual cash retainer to the Company's directors. In addition to the cash compensation, the Directors' Plan provides for annual equity awards to non-employee directors in the form of restricted stock units ("RSUs"). The amount of RSUs granted annually will be approximately equal in value to the basic annual cash retainer (currently $40,000), and each RSU will represent the right to receive one share of Company common stock. The RSUs will vest on the earlier of (i) one year from the date of grant, (ii) the director's death, disability or retirement, or (iii) the director leaving the Board within one year after a change in control. If the director leaves for any other reason prior to the end of one year, a pro rata portion of the RSUs will vest. The Directors' Plan provides that the directors may elect to receive all or a portion (in 25% increments) of their total annual cash retainer in the form of stock options or RSUs. The vesting provisions for such elective equity awards are the same as the comparable provisions for the annual RSUs. A total of 2,060 RSUs were granted under the Directors' Plan in 2005.

        Total compensation expense related to all stock based compensation plans for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 was $3.5 million, $2.2 million, $0.1 million and $0.9 million, respectively.

13. Employee benefits

Pension and postretirement benefits

        Superior TeleCom and its subsidiaries sponsored several defined benefit pension plans which were assumed by the Company pursuant to the plan of reorganization. The defined benefit pension plans generally provide for payment of benefits, commencing at retirement (between the ages of 50 and 65), based on the employee's length of service and earnings. In connection with implementation of the plan of reorganization, benefit accruals for U.S. salaried employees and non-union hourly employees were frozen effective January 22, 2004. The impact of the freeze has been reflected in the change in the benefit obligation for the period January 1, 2003 to November 10, 2003. The pension plan sponsored by the Company's U.K. subsidiary was closed to new entrants in June 2004. In 2004 the Company settled its previously terminated Canadian defined benefit pension plan resulting in the payment of benefits from the plan of approximately $9.0 million.

        In July 2004, the Company's board of directors approved the adoption of an unfunded supplemental executive retirement plan (the "SERP"). The SERP is designed to provide benefits to certain specified members of management commencing at retirement (between the ages of 55 and 65) based on the employee's length of service and compensation.

        In connection with the acquisition of Nexans' European magnet wire business, the Company assumed the defined benefit pension obligations for active employees of the joint venture's French and German subsidiaries. These plans are unfunded and generally provide for benefits based on the employee's length of service and earnings.

        The Company provides for postretirement employee health care and life insurance benefits for a limited number of its U.S. employees. The Company has established a specified amount it will pay per employee for such benefits; therefore, health care cost trends do not affect the calculation of the postretirement benefit obligation or its net periodic benefit cost.

        The change in the projected benefit obligation, the change in plan assets and the funded status of the defined benefit pension plans and the post-retirement health care benefits plans during the years ended December 31, 2005 and 2004 are presented below, along with amounts recognized in the respective consolidated balance sheets:

	Defined Benefit Pension Plans
					Post-Retirement Health Care Benefits
	U.S. Plans		Non U.S. Plans
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2004
Change in benefit obligation:
Benefit obligation at beginning of period	$116,986	$109,627	$16,542	$23,309	$2,960	$2,915
Service cost	1,867	932	423	465	58	48
Interest cost	6,488	6,296	881	795	162	140
Actuarial loss (gain)	2,815	3,612	2,734	897	9	(205)
Impact of foreign currency exchange	—	—	(1,984)	1,127	—	—
Employee contributions	—	—	162	163	—	—
Benefits paid	(4,212)	(4,377)	(426)	(10,214)	(70)	(31)
Amendments	—	896	—	—	—	93
Essex Nexans plans (Note 6)	—	—	5,540	—	—	—

Benefit obligation at end of period	123,944	116,986	23,872	16,542	3,119	2,960

Change in plan assets:
Fair value of plan assets at beginning of period	83,047	75,588	15,128	20,586	—	—
Actual return on plan assets	3,230	1,933	3,134	1,199	—	—
Employer contributions	3,948	9,903	162	2,340	70	31
Employee contributions	—	—	162	163	—	—
Impact of foreign currency exchange	—	—	(1,783)	1,054	—	—
Benefits paid	(4,212)	(4,377)	(426)	(10,214)	(70)	(31)

Fair value of plan assets at end of period	86,013	83,047	16,377	15,128	—	—

Funded status	(37,931)	(33,939)	(7,495)	(1,414)	(3,119)	(2,960)
Unrecognized actuarial (gain) loss	13,166	6,962	1,043	507	(187)	(196)
Unrecognized prior service cost	790	864	—	—	81	88

Net amount recognized	$(23,975)	$(26,113)	$(6,452)	$(907)	$(3,225)	$(3,068)

Amounts recognized in the consolidated balance sheets at year end:
Accrued benefit liability	$(36,855)	$(33,343)	$(6,745)	$(907)	$(3,225)	$(3,068)
Intangible asset	—	361	—	—	—	—
Accumulated other comprehensive income	12,880	6,869	293	—	—	—

Net amount recognized	$(23,975)	$(26,113)	$(6,452)	$(907)	$(3,225)	$(3,068)

        The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2005 and 2004 were as follows:

	2005	2004
	(in thousands)
Projected benefit obligation	$129,929	$116,986
Accumulated benefit obligation	128,009	116,390
Fair value of plan assets	86,013	83,047

        The defined benefit pension plan weighted average asset allocations by asset category at December 31, 2005 and 2004 are as follows:

	2005	2004
Asset category:
Equity securities
U.S. plans	—%	42%
Non U.S. plans	91	91
Fixed income investments:
U.S. plans	17	37
Non U.S. plans	9	9
Cash equivalents:
U.S. plans	83	15
Non U.S. plans	—	—
Other:
U.S. plans	—	6
Non U.S. plans	—	—

        Pension plan assets for the U.S. defined benefit plans are managed by an investment committee. The investment committee has engaged an investment consultant to provide advice on the investment program and assist in developing investment policy and selecting outside investment managers. In December of 2005 the Company adopted two distinct investment strategies for its U.S. plans: a global investment strategy and a domestic investment strategy together seeking long-term appreciation and consistency of total portfolio returns with a target average return of 6%-8% compounded annually over a five-year rolling time frame. At December 31, 2005, the plan assets were in the process of being transferred to the new investment strategy and therefore a large portion of the assets consisted of cash equivalents pending implementation of the new investment strategy. The global strategy consists of investments in the UBS Global Securities Collective Fund which invests primarily in equity, debt and money market instruments in global market sectors around the world. The targeted asset allocation of the UBS Global Securities Collective Fund is 65% equities (+/- 30%) and 35% bonds (+/-30%). The domestic investment strategy consists of investments in actively managed index funds that integrate asset allocation strategies across U.S. domestic capital markets. The targeted asset allocation of the domestic investment strategy is 60% equities (range of +/- 30%), 39% bonds (range of 0% to +30%) and 1% cash equivalents (range of 0% to 50%). Prior to December 2005, the investment policy was designed to seek long-term appreciation with a target average return of 8% compounded annually over a five-year moving time frame and provided for the following targeted asset allocation ranges: equity investments of 40-60%; fixed income investments of 25-50%; cash equivalents of 3-10%; and alternative investments (hedge funds) of 5%.

        Pension assets for the Company's U.K. defined benefit plan are managed by the plan trustees in consultation with investment advisors. The investment policy seeks to outperform various broad market indices by 1%. The investment policy provides for the following targeted asset allocation ranges: equity investments of 70-80% and fixed income investments of 20-30%.

        The components of net periodic benefit cost of the defined benefit pension plans and the post-retirement health care benefit plans during the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 are presented below:

	Defined Benefit Pension Plans
	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Components of net periodic benefit cost:
Service cost	$2,290	$1,397	$163	$2,423
Interest cost	7,369	7,091	1,079	6,302
Expected return on plan assets	(7,721)	(7,180)	(1,045)	(5,021)
Amortization of prior service cost	75	31	—	38
Actuarial loss	5	—	—	925

Total	$2,018	$1,339	$197	$4,667

	Post-Retirement Health Care Benefits
	Superior Essex Inc.
				Superior TeleCom Inc.
			Period November 11, 2003 to December 31, 2003
	Year Ended December 31, 2005	Year Ended December 31, 2004		Period January 1, 2003 to November 10, 2003
	(in thousands)
Components of net periodic benefit cost:
Service cost	$58	$48	$10	$45
Interest cost	162	140	30	145
Amortization of prior service cost	7	4	—	—
Actuarial (gain) loss	—	(2)	—	33

Total	$227	$190	$40	$223

        The actuarial present value of the projected pension benefit obligation and the postretirement health care benefits obligation at December 31, 2005, 2004 and 2003 were determined based upon the following weighted average assumptions:

	Defined Benefit Pension Plans			Post-Retirement Health Care Benefits
	2005	2004	2003	2005	2004	2003
U.S. Plans:
Discount rate	5.5%	5.6%	6.0%	5.5%	5.6%	6.0%
Increase in future compensation	5.0	5.0	N/A	N/A	N/A	N/A
Non U.S. Plans:
Discount rate	4.6	5.3	5.4	N/A	N/A	N/A
Increase in future compensation	2.9	2.9	2.7	N/A	N/A	N/A

        The assumption regarding increases in future compensation with respect to the U.S. plans relates to the SERP only.

        The net periodic benefit cost of the defined benefit pension plans was determined using the following weighted average assumptions:

	Superior Essex Inc.			Superior TeleCom Inc.
			Period November 11 to December 31, 2003
	Year Ended December 31, 2005	Year Ended December 31, 2004		Period January 1 to November 10, 2003
U.S. Plans:
Discount rate	5.60%	6.00%	6.75%	6.75%
Expected return on plan assets	8.00	8.00	8.00	8.00
Increase in future compensation	5.00	5.00	N/A	3.00
Non U.S. Plans:
Discount rate	5.12	5.40	5.60	5.60
Expected return on plan assets	7.70	7.70	6.75	6.75
Increase in future compensation	2.91	2.70	2.90	2.90

        To determine the long-term rate of return on pension assets, the Company considers the current and expected plan asset allocation, as well as historical and expected returns on various categories of plan assets.

        Benefit payments under the Company's defined benefit pension plans and post-retirement health care benefit plan, which reflect expected future service, are expected to be paid as follows:

Year	Defined Benefit Pension Plans	Post-Retirement Health Care Benefits
	(in thousands)
2006	$4,941	$79
2007	5,201	98
2008	5,517	116
2009	5,832	142
2010	6,097	157
2011 through 2015	41,231	1,007

        The Company expects to contribute $8.7 million to its defined benefit pension plans in 2006.

        Pursuant to the plan of reorganization the Company assumed several 401K defined contribution plans sponsored by Superior TeleCom and its subsidiaries covering substantially all U.S. employees. The plans provide for limited company matching of participants' contributions. The Company's or Superior TeleCom's contributions for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 were $3.2 million, $2.6 million, $0.2 million and $1.6 million, respectively.

Employee retention plans

        In connection with the bankruptcy proceedings, Superior TeleCom filed a motion seeking approval of the implementation of a key employee retention plan and related programs. The Bankruptcy Court approved the following programs: (1) Key Employee Retention Plan (the "KERP"), (2) Cash Incentive Bonus Pool Plan (the "CIBP"), (3) Change in Control Severance Pay Plan (the "CIC Plan"), and (4) Severance Pay Plan (the "Severance Plan"). These plans were assumed by the Company pursuant to the plan of reorganization.

        The KERP provided 26 participants with the right to receive a one-time stay bonus based on a specified percentage of the participant's base salary. Payments under the KERP were made in three installments: the first installment equal to 25% of the stay bonus was made on May 1, 2003, the second installment equal to 37.5% of the stay bonus was made on September 4, 2003, and the final installment equal to 37.5% of the stay bonus was made on May 10, 2004.

        The CIBP provided 125 employees not participating in the KERP with the right to receive a one-time annual incentive bonus, generally payable in a single installment on or about January 1, 2004, based on a specified percentage of the participant's base salary. Continued employment through January 1, 2004 was the only condition to receive the bonus.

        The Severance Plan provided approximately 1,000 employees with the right to receive a severance benefit based on a specified percentage of the participant's base salary in the event that the participant's employment was terminated by the Company without "cause." The severance plan was terminated by the Company in November 2004.

        The CIC Plan provided seven employees with the right to receive a severance benefit, in lieu of any severance benefits otherwise payable under the Severance Plan, based on a specified percentage of the participant's base salary and target performance bonus in the event that the participant's employment was terminated by the Company without "cause" or by the participant for "good reason" during the period commencing on a "change in control" (which does not include confirmation of the plan of reorganization) and ending on the first anniversary thereof. No amounts were paid under the CIC Plan which expired in May 2004.

        A total of $1.2 million, $0.8 million and $6.4 million related to the plans described above was expensed during the year ended December 31, 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003, respectively.

14. Income taxes

        The provision for income tax expense (benefit) for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003 is comprised of the following:

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Current:
Federal	$12,072	$6,747	$—	$—
State	(1,913)	(1,290)	48	210
Foreign	(625)	313	(746)	290

Total current	9,534	5,770	(698)	500

Deferred:
Federal	757	57	(1,266)	(6,627)
State	267	687	(59)	(286)
Foreign	(479)	430	752	3,654

Total deferred	545	1,174	(573)	(3,259)

Total income tax expense (benefit)	$10,079	$6,944	$(1,271)	$(2,759)

        During the third quarter of 2005, the Company reorganized its U.K. subsidiary for U.S. income tax purposes. As a result, the Company will recognize a loss related to its U.K. subsidiary on its 2005 U.S. consolidated income tax return. Accordingly, income tax expense for the year ended December 31, 2005 reflects a benefit of approximately $2.3 million attributable to this loss.

        The Company is routinely audited by federal, state and foreign taxing authorities. The outcome of these audits may result in the Company being assessed taxes in addition to amounts previously paid. Additionally, the Company is subject to claims filed by various taxing authorities in connection with Superior TeleCom's bankruptcy. Accordingly, the Company records a liability for the expected outcome of such potential assessments and claims. These liabilities are determined based upon the Company's best estimate of assessments or claims by the Internal Revenue Service ("IRS") or other taxing authorities resulting from existing tax exposures and claims and are adjusted, from time to time, based upon changing facts and circumstances. During the third quarter of 2005, the Company reached a settlement with state taxing authorities with respect to certain pre-petition claims primarily resulting from state income tax audits of Superior TeleCom. As a result of the settlement, the Company recognized a non-cash net current tax benefit of $3.8 million (net of income tax of $2.4 million) in 2005. In addition, during 2005 the Company settled certain pre-petition claims with Canadian taxing authorities resulting in a net tax benefit of $0.8 million and certain bankruptcy claims with the IRS resulting in a tax benefit of $0.4 million in 2005.

        Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change attributable to domestic and foreign operations was as follows:

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to to December 31, 2003	Period January 1, 2003 to to November 10, 2003
	(in thousands)
United States	$46,204	$18,035	$(3,722)	$883,725
Foreign	(4,654)	(603)	8	(3,729)

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I and minority interest	$41,550	$17,432	$(3,714)	$879,996

        The provision (benefit) for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% because of the effect of the following items:

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to to December 31, 2003	Period January 1, 2003 to to November 10, 2003
	(in thousands)
Expected income tax expense at U.S. federal statutory tax rate	$14,542	$6,101	$(1,300)	$307,999
State income tax expense (benefit), net of U.S. federal income tax benefit	1,726	(537)	(13)	210
Taxes on foreign income at rates which differ from the U.S. federal statutory rate	98	437	20	(167)
Nondeductible compensation	289	321	—	—
Distributions on preferred securities of Superior Trust I	—	—	—	(839)
Settlement of tax contingencies and claims	(4,993)	—	—	—
Benefit of loss on reorganization of U.K. subsidiary	(2,251)	—	—	—
Extraterritorial income exemption and manufacturing deduction	(841)	(270)	—	—
Reorganization items	—	—	—	(316,561)
Change in valuation allowance	1,677	518	—	6,403
Other, net	(168)	374	22	196

Income tax expense (benefit)	$10,079	$6,944	$(1,271)	$(2,759)

        Items that result in deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
	(in thousands)
Deferred tax assets:
Sale leaseback	$2,631	$2,702
Inventories	—	2,776
Accruals not currently deductible for tax	4,700	7,285
Pension and post-retirement benefits	17,532	13,059
Net operating loss carryforwards (principally in foreign jurisdictations)	8,670	5,673
Alternative minimum tax credit carryforwards	6,944	6,680
Other	1,100	524

Gross deferred tax assets	41,577	38,699
Valuation allowance	(9,330)	(4,166)

Total deferred tax assets	32,247	34,533

Deferred tax liabilities:
Property, plant and equipment	25,818	30,898
Inventories	2,682	—
Investments in and undistributed earnings of foreign subsidiaries	2,032	—
Other	2,488	2,864

Total deferred tax liabilities	33,020	33,762

Net deferred income tax asset (liability)	$(773)	$771

        Net deferred tax assets and liabilities are included in the consolidated balance sheets at December 31, 2005 and 2004 as follows:

	2005	2004
	(in thousands)
Other current assets	$8,203	$7,686
Intangible and other long-term assets	4,886	—
Accrued expenses	(4,520)	—
Other long-term liabilities	(9,342)	(6,915)

	$(773)	$771

        At December 31, 2005, the Company had a net operating loss carryforward of $19.5 million, which is fully reserved, related to its magnet wire United Kingdom subsidiary which is available to offset future taxable income of the U.K. business. A total of $3.6 million of the valuation allowance relating to the U.K. net operating loss carryforward was established prior to the effective date of the plan of reorganization. Accordingly, reductions in this portion of the valuation allowance will be recorded as additions to additional paid-in-capital. Additionally, Essex Nexans' subsidiary in Portugal has a net operating loss carryforward of $8.9 million, which is fully reserved, that expires in 2006 to 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these considerations, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of valuation allowances, at December 31, 2005.

15. Asset impairments, restructuring and other charges

        In the first quarter of 2005, the Company recorded an impairment charge of $2.3 million related to property, plant and equipment of the Company's U.K. subsidiary. The Company evaluated the long-lived assets of its U.K. subsidiary for impairment as of March 31, 2005 after consideration of the continued deterioration in the European magnet wire market in the first quarter of 2005, the loss of a major customer in 2005 and negotiated reductions in the value ascribed to the U.K. net assets in connection with the Essex Nexans Transaction (see note 6). The impairment test was based on probability weighted estimated cash flows associated with such assets. The fair value of the assets was based on appraised value determined primarily by comparison to prices for similar assets. The U.K. operation is included in the European magnet wire and distribution segment. Asset impairment charges for the period January 1, 2003 to November 10. 2003 consist of $2.3 million of asset impairments resulting from closure of one of Superior TeleCom's Copper Rod segment's continuous casting lines and $0.8 million of asset impairments resulting from the write-off of abandoned equipment.

        Restructuring and other charges for the year ended December 31, 2005 consisted of $0.7 million of facility exit costs primarily related to closure of an insulation manufacturing facility in Athens, Georgia as well as several warehouses in the North American Magnet Wire and Distribution Segment, $0.1 million of facility exit costs related to the closure of a warehouse in the European magnet wire and distribution segment and $0.3 million of professional fees related to the implementation and administration of the plan of reorganization. The facility exit costs primarily consisted of future lease payments net of estimated sublease rentals. Restructuring and other charges for the year ended December 31, 2004 and the period November 11, 2003 to December 31, 2003 were $2.0 million and $1.2 million, respectively, consisting primarily of ongoing professional fees related to the implementation of the plan of reorganization and employee retention and severance payments under plans established by Superior TeleCom during the pendency of its bankruptcy proceedings. Superior TeleCom incurred $2.3 million of restructuring and other charges for the period January 1, 2003 to November 10, 2003 primarily relating to ongoing closure activities at the Elizabethtown and Winnipeg facilities which were closed in 2002. Restructuring and other charges for the period January 1, 2003 to November 10, 2003 also included pre-petition professional fees of $3.6 million incurred in connection with preparation for Superior TeleCom's Chapter 11 filings, $1.1 million of severance payments related to a workforce reduction at Superior TeleCom's U.K. subsidiary, offset by foreign currency transaction gains of $1.5 million related to Superior TeleCom's Communication Cable segment's Canadian subsidiary.

16. Derivative financial instruments and fair value information

        The Company, to a limited extent, uses or has used forward fixed price contracts and derivative financial instruments to manage commodity price, interest rate and foreign currency exchange risks. The Company does not hold or issue financial instruments for investment or trading purposes. The Company is exposed to credit risk in the event of nonperformance by counter parties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts but the Company does not anticipate nonperformance by any of these counter parties. The amount of such exposure is generally limited to any unrealized gains within the underlying contracts.

Commodity price risk management

        The costs of copper, the Company's most significant raw material, and aluminum have historically been subject to considerable volatility. To manage the risk associated with such volatility, the Company enters into futures purchase contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. These futures contracts have been designated as cash flow hedges with unrealized gains and losses recorded in other comprehensive income. Gains and losses are reclassified into earnings, as a component of cost of goods sold, when the hedged sales transactions are reflected in the income statement. Hedge ineffectiveness, which is not significant, is immediately recognized in earnings. The Company's commodities futures purchase contracts designated as cash flow hedges are summarized as follows at December 31, 2005 and 2004:

Type	Notional Amount	Maturity Date	Weighted Average Settlement Rate	Fair Value Gain (Loss)
	(in thousands of pounds)			(in thousands)
December 31, 2005:
Copper	16,250	2006	$1.930	$4,947
Copper	2,025	2007	1.746	348

				$5,295

December 31, 2004:
Copper	12,950	2005	1.378	2,965
Copper	1,350	2006	1.264	220

				$3,185

        Approximately $4.9 million of unrealized gains on commodity futures outstanding at December 31, 2005 are expected to be reclassified into earnings within the next twelve months.

        Essex Nexans enters into commodity futures contracts to match the copper component of customer product pricing with the cost component of the inventory shipped. The futures contracts are intended to minimize the risks associated with forward product pricing for customers and changing copper prices. These contracts generally have maturities of less than two months and represent economic hedges but have not been designated as hedges for accounting purposes. Accordingly, unrealized gains and losses on these contracts are recorded in income as a component of cost of goods sold. Open copper futures positions held by Essex Nexans at December 31, 2005 are summarized as follows:

Type	Notional Amount	Maturity Date	Weighted Average Settlement Rate	Fair Value Gain (Loss)
	(in thousands of pounds)			(in thousands)
Copper—long	10,308	2006	$2.05	$467
Copper—short	10,308	2006	$2.05	123

				$590

Interest rate risk management

        In order to limit the Company's exposure to rising interest rates with respect to borrowings under its variable rate senior secured revolving credit facility, the Company has entered into interest rate cap agreements. The following interest rate cap agreements were outstanding as of December 31, 2005 and 2004:

Type	Notional Amount	Interest Rate	Cap Rate	Expiration Date	Fair Value
	(in thousands)				(in thousands)
December 31, 2005:
Interest rate cap	$30,000	30-day LIBOR	7.0%	December 2006	$—
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2007	18
Interest rate cap	12,500	30-day LIBOR	5.0%	May 2006	—
December 31, 2004:
Interest rate cap	30,000	30-day LIBOR	1.75%	December 2005	359
Interest rate cap	15,000	30-day LIBOR	5.0%	April 2005	—
Interest rate cap	12,500	3-month LIBOR	7.0%	May 2005	—
Interest rate cap	30,000	3-month LIBOR	5.0%	December 2005	—

Foreign currency exchange risk management

        The Company engages, to a limited extent, in the sale of products which result in accounts receivable denominated in foreign currencies. The Company enters into foreign currency forward exchange contracts to hedge against fluctuations in the value of these receivables. Changes in the fair value of these contracts are reflected in current earnings. At December 31, 2005, the Company had outstanding foreign currency forward exchange contracts to exchange 4.5 million Canadian dollars for $3.9 million in January 2006. The fair value of the forward exchange contracts was insignificant at December 31, 2005. Additionally, the Company has entered into foreign currency forward exchange contracts to purchase 17.1 million Chinese Yuan for $2.1 million at various dates through August 2006. These contracts represent an economic hedge of a portion of expected capital expenditures to be made in connection with construction of the Company's manufacturing facility in China. Changes in the fair value of these contracts are reflected in current earnings. The fair value of these contracts was insignificant at December 31, 2005.

17. Commitments and contingencies

        The Company has various operating leases, primarily for warehouse space and certain manufacturing plants. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. Total rent expense under cancelable and noncancelable operating leases was $8.2 million, $8.4 million, $1.2 million and $7.1 million for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003, respectively.

        At December 31, 2005, future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Year
2006	$7,469
2007	5,716
2008	4,544
2009	2,121
2010	1,509
Thereafter	4,403

$25,762

        The Company is involved in lawsuits, claims, investigations and proceedings, including those described below, consisting of commercial, employment, employee benefits, environmental and other matters which arise in the ordinary course of business. In accordance with SFAS No. 5, "Accounting for Contingencies," the Company records a liability when management believes it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management believes it has adequate provisions for any such matters. The Company reviews these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlement, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Litigation is inherently unpredictable. However, management believes it has valid defenses with respect to all legal matters against the Company and its subsidiaries and does not believe any such matters, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, liquidity or results of operations.

        Since approximately 1990, Essex International and certain subsidiaries have been named as defendants in a number of product liability lawsuits brought by electricians, other skilled tradesmen and others claiming injury, in a substantial majority of cases, from exposure to asbestos found in electrical wire products produced many years ago. Litigation against various past insurers of Essex International who had previously refused to defend and indemnify Essex International against these lawsuits was settled during 1999. Under the settlement, Essex International was reimbursed for substantially all of its costs and expenses incurred in the defense of these lawsuits, and the insurers have undertaken to defend, are currently directly defending and, if it should become necessary, will indemnify Essex International against those asbestos lawsuits, subject to the terms and limits of the respective policies. Under the plan of reorganization, certain of the claimants in these actions will be able to assert claims under applicable insurance coverage and other similar arrangements. Management believes that Essex International's liability, if any, in these matters will not have a material adverse effect either individually, or in the aggregate, upon the Company's business, financial condition, liquidity or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

        On January 18, 2002, United Technologies Corporation, or United Technologies, brought a third party claim against Essex International in a civil action in Massachusetts. United Technologies had been sued by an insurer for, among other things, approximately $3.1 million in compensatory damages for retrospective premiums for 1999, 2000 and 2001 relating to certain events that allegedly occurred while Essex Group was a subsidiary of United Technologies. United Technologies' third party complaint against Essex International contended, among other things, that Essex International had agreed, in the stock purchase agreement dated January 15, 1998, to pay such premiums and sought a declaratory judgment, contribution and indemnification for any such retrospective premiums that United Technologies might have to pay the insurer. On January 13, 2003, the court granted the insurer's motion for summary judgment against United Technologies and Essex International's motion to dismiss with prejudice United Technologies' claim against it. United Technologies thereafter indicated an intention to appeal the ruling dismissing the action against Essex International. However, before Essex International's time to respond, on March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Unites States Bankruptcy Court for the District of Delaware. The United Technologies proceedings were stayed by the filing of Superior TeleCom's bankruptcy proceedings. United Technologies and the insurer filed proofs of claim in connection with Superior TeleCom's bankruptcy. Management believes that these claims have been addressed in the bankruptcy claims resolution process and will not have a material adverse effect either individually, or in the aggregate, on the Company's business, financial condition, liquidity or results of operations. There can be no assurance that future developments will not alter this conclusion.

        The Company's operations are subject to environmental laws and regulations in each of the jurisdictions in which it owns or operates facilities governing, among other things, emissions into the air, discharges to water, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination both on-site at past and current facilities and at off-site disposal locations. On-site contamination at certain of the Company's facilities is the result of historic activities, including certain activities attributable to Superior TeleCom's (or one of its subsidiaries) and the Company's operations and those occurring prior to the use of a facility by Superior TeleCom or the Company. Off-site liability includes clean-up responsibilities and response costs incurred by others at various sites, under federal or state statutes, for which Superior TeleCom (or one of its subsidiaries) has been identified by the United States Environmental Protection Agency, or state environmental agency, as a Potentially Responsible Party ("PRP"), or the equivalent. Management believes all such matters related to previously owned facilities, off-site disposal locations or fines existing at the time of filing have been addressed in the bankruptcy claims resolution process.

        A liability for environmental remediation and other environmental costs is accrued when it is considered probable and the costs can be reasonably estimated. The Company has accrued amounts with respect to environmental matters that management believes were adequate at December 31, 2005. These accruals are not material to the Company's operations or financial position.

        The Company accepts certain customer orders for future delivery at fixed prices. As copper is the most significant raw material used in the manufacturing process, the Company enters into forward purchase fixed price commitments for copper to properly match its cost to the value of the copper to be billed to the customers. At December 31, 2005, the Company had forward fixed price copper purchase commitments for delivery through December 2006 for $81.5 million. Additionally at December 31, 2005, the Company has forward purchase fixed price commitments for aluminum and natural gas amounting to $3.6 million and $6.4 million, respectively.

18. Related party transactions

        Essex Nexans has entered into agreements to purchase a significant portion of its copper rod and pre-drawn copper wire requirements from Nexans. The purchase agreements expire on December 31, 2008 with automatic one year renewals unless cancelled by either party upon six months prior notice in the case of copper rod and twelve months prior notice in the case of drawn copper wire. Total purchases pursuant to these agreements amounted to $36.4 million in 2005. Additionally, at December 31, 2005 Essex Nexans has $13.4 million of outstanding subordinated debt payable to Nexans (see Note 9).

        In December 2002, Superior TeleCom sold the following assets and securities to a subsidiary of Alpine: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however, any secured debt), of Superior TeleCom's electrical wire business; (2) all of the outstanding shares of capital stock of DNE, a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together owned approximately 47% of Superior Cables Ltd., or Superior Israel, an Israel based wire and cable manufacturer. In connection with the transaction Superior TeleCom received a warrant valued at $1.0 million to purchase 19.9% of the common stock of Essex Electric, an indirect subsidiary of Alpine formed to own and operate the electrical wire business. In addition, pursuant to a securityholders agreement, preemptive rights were granted to Superior TeleCom, which the Company acquired in accordance with the plan of reorganization, to purchase a pro rata share of any new equity securities issued by Essex Electric such that Superior TeleCom's ownership on a fully diluted basis, after consideration of exercise of the warrant, would remain at 19.9%. The Company and Superior TeleCom subsequently invested a total of $1.7 million representing their pro rata share of additional equity offerings made by Essex Electric. In January 2006, Alpine purchased all of the Company's interest in Essex Electric, including the outstanding warrant, for a total cash price of $8.5 million.

        In connection with the sale of its electrical business, Superior TeleCom, Alpine Holdco and Essex Electric entered into a Supply and Transitional Services Agreement (the "Supply Agreement"). Under the Supply Agreement, Essex Electric, among other things, agreed to purchase from Superior TeleCom certain specified quantities of its overall requirements of copper rod. The specified quantities represented a range of Essex Electric's estimated total annual copper rod requirements for use in its wire manufacturing process. The purchase price for copper rod specified in the Supply Agreement is based on the COMEX price plus an adder to reflect conversion to copper rod. The Supply Agreement also provided for Superior's provision of certain administrative services to Essex Electric. Charges for these services were generally based on actual usage or an allocated portion of the total cost to Superior. Total sales of copper rod by Superior TeleCom under the Supply Agreement during 2003 were $92.1 million. Superior TeleCom also recorded $4.0 million as reimbursement for administrative services provided to Essex Electric for the period January 1, 2003 to November 10, 2003 as a reduction of selling, general and administrative expenses. On November 7, 2003, the Supply Agreement was replaced by a new Supply and Services Agreement between the Company and Essex Electric. The new agreement provided for the supply by the Company to Essex Electric of copper rod, on similar pricing terms, for 2004 and the provision of certain specified administrative services that were more limited than those contained in the original agreement. The new agreement expired on December 31, 2004. The Company continued to sell copper rod to Essex Electric in 2005 under an annual supply agreement. Total sales of copper rod by the Company to Essex Electric were $90.0 million, $87.1 million and $12.7 million, respectively, for the years ended December 31, 2005 and 2004 and the period November 11, 2003 to December 31, 2003. Total charges for administrative services under the new agreement were $1.1 million and $0.4 million, respectively, for the year ended December 31, 2004 and the period November 11, 2003 to December 31, 2003.

        In 2001, Alpine entered into a commitment to advance to Superior TeleCom approximately $3.8 million to be used solely by Superior TeleCom to make one quarterly cash interest payment on its Senior Subordinated Notes. In 2002, the commitment was funded, and Superior TeleCom issued subordinated notes to Alpine in the face amount of the funds advanced. The debt was cancelled pursuant to the plan of reorganization.

19. Business segments and foreign operations

        Reportable segments are strategic businesses that offer different products and services to different customers. These segments are Communications Cable, North American Magnet Wire and Distribution (formerly Magnet Wire and Distribution), European Magnet Wire and Distribution and Copper Rod. The Communications Cable segment includes copper and fiber optic outside plant wire and cable for voice and data transmission in telecommunications networks and copper and fiber optic datacom or premises wire and cable for use within homes and offices for local area networks, Internet connectivity and other applications. The North American Magnet Wire and Distribution segment manufactures and markets magnet wire and related products to major OEMs for use in motors, transformers and electrical coils and controls primarily in North America. The North American Magnet Wire and Distribution segment also distributes magnet wire and fabricated insulation products manufactured by the Company and related accessory products purchased from third parties to small OEMs and motor repair facilities. The European Magnet Wire and Distribution segment consists of Essex Nexans and manufactures and markets magnet wire use in motors, transformers and electrical coils and controls primarily in Europe. Essex Nexans also produces enamels that are used both for internal consumption in the production of magnet wire and for sale to third parties. Prior to the formation of Essex Nexans the Company's U.K. magnet wire operations were included in the North American Magnet Wire and Distribution segment. The Company's U.K. magnet wire operations are currently reported with European Magnet Wire and Distribution segment and, accordingly, all prior period segment information has been restated to reflect the current segment reporting structure. The Copper Rod segment includes sales of copper rod produced by the Company's North American continuous casting units to external customers. The Copper Rod segment also produces copper rod for internal processing which is recorded by the consuming segment at cost as a component of cost of goods sold. Corporate and other charges consist primarily of parent company and executive payroll costs, including stock-based compensation charges, corporate headquarters costs and corporate professional fees and compliance costs. The components of restructuring and other charges and asset impairments are discussed in Note 15.

        The Company's chief operating decision maker evaluates segment performance based on a number of factors with operating income, excluding corporate and other costs, restructuring and other charges and asset impairments, being the most critical. Accordingly, corporate and other costs, restructuring and other charges, asset impairments and gain on sale of product line are not allocated to the Company's reportable segments.

        Operating results for each of the Company's reportable segments are presented below. Corporate and other items shown below are provided to reconcile to the Company's consolidated statements of operations, cash flows and balance sheets.

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Net sales(a):
Communications Cable(b)	$678,669	$530,370	$41,552	$298,658
North American Magnet Wire and Distribution(c)	715,706	569,162	54,497	387,976
European Magnet Wire and Distribution	105,786	42,265	4,358	29,284
Copper Rod(d)	294,805	282,844	26,002	145,711

	$1,794,966	1,424,641	$126,409	$861,629

Depreciation and amortization expense:
Communications Cable	12,548	$11,927	$1,303	$11,937
North American Magnet Wire and Distribution	9,936	8,604	1,082	10,563
European Magnet Wire and Distribution	755	863	101	1,251
Copper Rod	605	577	84	1,262
Corporate and other	76	81	4	101

	$23,920	$22,052	$2,574	$25,114

Operating income (loss):
Communications Cable	$54,387	$30,690	$942	$16,661
North American Magnet Wire and Distribution	34,839	32,029	51	22,114
European Magnet Wire and Distribution	(3,667)	(1,691)	(143)	(2,905)
Copper Rod	(681)	1,740	376	(549)
Corporate and other	(21,089)	(17,041)	(1,455)	(9,972)
Restructuring and other charges and asset impairments	(3,427)	(2,030)	(1,184)	(8,638)
Gain on sale of product line	10,355	—	—	—

	$70,717	$43,697	$(1,413)	$16,711

Capital and long-lived asset expenditures:
Communications Cable(e)	$8,429	$58,231	$426	$899
North American Magnet Wire and Distribution(f)	9,910	8,972	1,240	1,896
European Magnet Wire and Distribution	1,182	7	—	—
Copper Rod	355	484	73	27
Corporate and other	451	233	—	16

	$20,327	$67,927	$1,739	$2,838

	December 31,
	2005	2004
Total assets:
Communications Cable	$309,301	$294,109
North American Magnet Wire and Distribution	290,701	270,197
European Magnet Wire and Distribution	182,533	20,345
Copper Rod	39,450	38,625
Corporate and other	6,207	7,695

	$828,192	$630,971

(a)
Sales of copper rod to Essex Electric accounted for 11% and 10% of consolidated sales for the period January 1, 2003 to November 10, 2003 and the period November 11, 2003 to December 31, 2003, respectively. No other customer accounted for more than 10% of consolidated net sales for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003.

(b)
Four customers accounted for 21%, 17%, 11% and 10% of the Communications Cable segment's net sales for the year ended December 31, 2005. Four customers accounted for 18%, 14%, 12% and 11% of the Communications Cable segment's net sales for the year ended December 31, 2004 and two customers accounted for 22% and 12% of the Communications Cable segment's net sales for the period November 11, 2003 to December 31, 2003 and 19% and 18% of sales for the period January 1, 2003 to November 10, 2003. Net sales to the RBOCs and major independent telephone companies accounted for 68%, 66%, 57% and 57% of the Communications Cable segment's sales for the years ended December 31, 2005 and 2004, the period November 11, 2003 to December 31, 2003 and the period January 1, 2003 to November 10, 2003, respectively.

(c)
One customer accounted for 10% and 11% of the North American Magnet Wire and Distribution segment's sales for the years ended December 31, 2005 and 2004, respectively.

(d)
Two customers accounted for 45% and 31% of the Copper Rod segment's net sales for the year ended December 31, 2005 and two customers accounted for 36% and 31% of sales for the year ended December 31, 2004. One customer accounted for 61% and two customers accounted for 13% each of the Copper Rod segment's sales for the year ended December 31, 2003.

(e)
Includes machinery and equipment of $22.2 million and customer base intangibles of $28.1 million acquired in 2004 in connection with the Belden Asset Acquisition.

(f)
Includes intangible assets of $2.2 million acquired in 2004 in connection with the Nexans Asset Acquisition.

        The following provides information about domestic and foreign operations for the years ended December 31, 2005 and 2004, period November 11, 2003 to December 31, 2003 and the period

January 1, 2003 to November 10, 2003. Net sales are attributed to the location in which the sale was originated.

	Superior Essex Inc.			Superior TeleCom Inc.
	Year Ended December 31, 2005	Year Ended December 31, 2004	Period November 11, 2003 to December 31, 2003	Period January 1, 2003 to November 10, 2003
	(in thousands)
Net sales:
United States	$1,689,180	$1,382,376	$122,051	$832,345
United Kingdom	37,886	42,265	4,358	29,284
France	27,348	—	—	—
Germany	37,195	—	—	—
Other European countries	3,357	—	—	—

	$1,794,966	$1,424,641	$126,409	$861,629

	December 31,
	2005	2004
Long-lived assets, net:
United States	$243,758	$248,451
Mexico	25,248	25,637
Europe	10,150	6,869
Other	2,611	31

	$281,767	$280,988

20. Quarterly financial information (unaudited)

        The unaudited quarterly results of operations of the Company for the years ended December 31, 2005 and 2004 are as follows:

	2005 Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Net sales	$403,288	$429,946	$439,120	$522,612
Gross profit	41,921	44,370	42,878	44,313
Restructuring and other charges and asset impairment charge	2,758	180	89	400
Gain of sale of product line	10,355	—	—	—
Operating income	24,045	19,500	16,807	10,365
Net income	$9,981	$7,034	$11,862	$3,035

Net income per share of common stock(a):
Basic	$0.60	$0.42	$0.71	$0.18
Diluted:	$0.59	$0.42	$0.70	$0.18

	2004 Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Net sales	$301,851	$357,351	$382,206	$383,233
Gross profit	29,600	33,617	37,061	38,313
Restructuring and other charges	1,080	406	47	497
Operating income	7,629	10,920	12,976	12,172
Net income	$1,354	$2,042	$3,543	$3,549

Net income per share of common stock(a):
Basic	$0.08	$0.12	$0.21	$0.21
Diluted:	$0.08	$0.12	$0.21	$0.21

(a)
Net income per share of common stock is determined by computing a year-to-date weighted average of the incremental shares included in each quarterly net income per share calculation. As a result, the sum of the net income per share for the four quarterly periods may not equal the net income per share for the twelve month period.

21. Supplemental guarantor information

        The 9% senior unsecured notes issued on April 14, 2004 were issued by Superior Essex Communications and Essex Group as joint and several obligors. The notes are fully and unconditionally guaranteed by the Company and each of its existing and future domestic restricted subsidiaries (as defined in the indenture governing the notes). All of the Company's current domestic subsidiaries, other than IP Licensing LLP, are restricted subsidiaries. The following consolidating information presents information about the Company (the "Parent"), the issuers, guarantor subsidiaries and non-guarantor subsidiaries. As a result of the plan of reorganization and the Company's implementation of fresh-start reporting, the consolidating financial information for periods subsequent to November 10, 2003 reflects a new organizational structure and basis of accounting and is not comparable to the historical consolidating financial information of Superior TeleCom for periods prior to the effective date of the plan of reorganization. For purposes of this presentation for periods prior to November 10, 2003 the parent is Superior TeleCom, the issuers are Superior Telecommunications Inc. and Essex Group Inc., the guarantor subsidiaries are all direct and indirect domestic subsidiaries of Superior TeleCom, and the non-guarantor subsidiaries are all direct and indirect non-domestic subsidiaries of Superior TeleCom together with Superior Trust I. Investments in subsidiaries are presented on the equity method. Intercompany transactions are eliminated in consolidation.

	Superior Essex Inc.
	December 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$69	$395	$125	$7,595	$—	$8,184
Accounts receivable, net	—	167,744	2,613	89,258	—	259,615
Inventories, net	—	165,688	12,519	60,148	—	238,355
Other current assets	2,643	17,008	369	15,365	—	35,385

Total current assets	2,712	350,835	15,626	172,366	—	541,539
Property, plant and equipment, net	613	203,325	17,082	19,712	—	240,732
Intangible and other long-term assets	11,067	36,940	2	6,097	(8,185)	45,921
Investment in subsidiaries	210,849	71,488	183,231	—	(465,568)	—
Intercompany accounts	10,040	—	5,303	—	(15,343)	—

Total assets	$235,281	$662,588	$221,244	$198,175	(489,096)	$828,192

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	$—	$13,049	$—	$21,070	$—	$34,119
Current portion of long-term debt	—	—	—	499	—	499
Accounts payable	4,483	93,321	1,779	44,348	—	143,931
Accrued expenses	22,894	32,271	237	37,024	—	92,426

Total current liabilities	27,377	138,641	2,016	102,941	—	270,975
Long term-debt	—	258,113	5,000	16,113	—	279,226
Other long-term liabilities	2,251	43,859	3,379	10,212	(8,185)	51,516
Intercompany accounts	—	6,297	—	9,046	(15,343)	—

Total liabilities	29,628	446,910	10,395	138,312	(23,528)	601,717
Minority interest	—	—	—	20,822	—	20,822
Stockholders' equity	205,653	215,678	210,849	39,041	(465,568)	205,653

Total liabilities and stockholders' equity	$235,281	$662,588	$221,244	$198,175	(489,096)	$828,192

	Superior Essex Inc.
	December 31, 2004
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$106	$18,097	$43	$66	$—	$18,312
Accounts receivable, net	—	134,433	2,086	8,435	—	144,954
Inventories, net	—	148,918	9,054	2,897	—	160,869
Other current assets	2,323	21,029	44	2,452	—	25,848

Total current assets	2,429	322,477	11,227	13,850	—	349,983
Property, plant and equipment, net	249	206,433	17,844	14,693	—	239,219
Intangible and other long-term assets	10,243	42,091	2	—	(10,567)	41,769
Investment in subsidiaries	185,844	36,508	164,433	—	(386,785)	—
Intercompany accounts	2,916	13,803	—	—	(16,719)	—

Total assets	$201,681	$621,312	$193,506	$28,543	$(414,071)	$630,971

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	—	30,000	—	785	—	30,785
Accounts payable	3,860	59,416	2,232	647	—	66,155
Accrued expenses	22,698	34,164	158	486	—	57,506

Total current liabilities	26,558	123,580	2,390	1,918	—	154,446
Long term-debt	—	257,444	5,000	—	—	262,444
Other long-term liabilities	925	49,549	—	(24)	(10,567)	39,883
Intercompany accounts	—	—	272	16,447	(16,719)	—

Total liabilities	27,483	430,573	7,662	18,341	(27,286)	456,773
Stockholders' equity	174,198	190,739	185,844	10,202	(386,785)	174,198

Total liabilities and stockholders' equity	$201,681	$621,312	$193,506	$28,543	$(414,071)	$630,971

	Superior Essex Inc.
	Year Ended December 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Net sales	$21,466	$1,698,985	$152,654	$123,027	$(201,166)	$1,794,966
Cost of goods sold	—	1,541,793	141,456	117,935	(179,700)	1,621,484

Gross profit	21,466	157,192	11,198	5,092	(21,466)	173,482
Selling, general and administrative expenses	(21,045)	(95,038)	(8,285)	(6,791)	21,466	(109,693)
Restructuring and other charges	(324)	(663)	—	(134)	—	(1,121)
Asset impairment charge	—	—	—	(2,306)	—	(2,306)
Gain on sale of product line	—	10,355	—	—	—	10,355

Operating income (loss)	97	71,846	2,913	(4,139)	—	70,717
Interest expense	—	(27,966)	(397)	(355)	—	(28,718)
Other income (expense), net	(97)	398	(144)	(606)	—	(449)

Income (loss) before income taxes and equity in earnings (loss) of subsidiaries	—	44,278	2,372	(5,100)	—	41,550
Provision for income taxes	—	(8,922)	(909)	(248)	—	(10,079)
Equity in earnings (loss) of subsidiaries	31,912	(3,393)	30,449	—	(58,968)	—
Minority interest in losses of subsidiary	—	—	—	441	—	441

Net income (loss)	$31,912	$31,963	$31,912	$(4,907)	$(58,968)	$31,912

	Superior Essex Inc.
	Year Ended December 31, 2004
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Net sales	$18,174	$1,386,331	$88,854	$54,734	$(123,452)	$1,424,641
Cost of goods sold	—	1,249,961	87,821	53,546	(105,278)	1,286,050

Gross profit	18,174	136,370	1,033	1,188	(18,174)	138,591
Selling, general and administrative expenses	(16,998)	(92,032)	(401)	(1,607)	18,174	(92,864)
Restructuring and other charges	(1,149)	(881)	—	—	—	(2,030)

Operating income (loss)	27	43,457	632	(419)	—	43,697
Interest expense	(23)	(25,809)	(463)	(39)	—	(26,334)
Other income (expense), net	(4)	185	33	(145)	—	69

Income (loss) before income taxes and equity in earnings (loss) of subsidiaries	—	17,833	202	(603)	—	17,432
Provision for income taxes	—	(6,476)	(77)	(391)	—	(6,944)
Equity in earnings (loss) of subsidiaries	10,488	(551)	10,363	—	(20,300)	—

Net income (loss)	$10,488	$10,806	$10,488	$(994)	$(20,300)	$10,488

	Superior Essex Inc.
	Period November 11, 2003 to December 31, 2003
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$2,420	$123,957	$7,707	$5,759	$(13,434)	$126,409
Cost of goods sold	—	113,911	7,872	5,585	(11,014)	116,354

Gross profit	2,420	10,046	(165)	174	(2,420)	10,055
Selling, general and administrative expenses	(1,454)	(11,059)	(35)	(156)	2,420	(10,284)
Restructuring and other charges	(966)	(224)	—	6	—	(1,184)

Operating income (loss)	—	(1,237)	(200)	24	—	(1,413)
Interest expense	—	(2,578)	(66)	(6)	—	(2,650)
Other income (expense), net	—	352	7	(10)	—	349

Income (loss) before income taxes and equity in loss of subsidiaries	—	(3,463)	(259)	8	—	(3,714)
Benefit (provision) for income taxes	—	1,236	99	(64)	—	1,271
Equity in loss of subsidiaries	(2,443)	(174)	(2,283)	—	4,900	—

Net Loss	$(2,443)	$(2,401)	$(2,443)	$(56)	$4,900	$(2,443)

	Superior TeleCom Inc.
	Period January 1, 2003 to November 10, 2003
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$—	$816,267	$68,355	$39,068	$(62,061)	$861,629
Cost of goods sold	—	720,115	66,877	39,380	(62,061)	764,311

Gross profit	—	96,152	1,478	(312)	—	97,318
Selling, general and administrative expenses	(2,327)	(65,623)	(2,538)	(1,481)	—	(71,969)
Restructuring and other charges	—	(6,445)	—	890	—	(5,555)
Asset impairment charges	—	(2,255)	—	(828)	—	(3,083)

Operating income (loss)	(2,327)	21,829	(1,060)	(1,731)	—	16,711
Interest income (expense)	13,207	(42,503)	(1)	2,638	—	(26,659)
Other expense, net	—	(45)	(699)	(41)	—	(785)
Reorganization items	34,655	951,962	(81,169)	(14,719)	—	890,729

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I and equity in earnings (loss) of subsidiaries	45,535	931,243	(82,929)	(13,853)	—	879,996
Benefit (provision) for income taxes	73	2,253	518	(85)	—	2,759

Income (loss) before distributions on preferred securities of Superior Trust I and equity in earnings (loss) of subsidiaries	45,608	933,496	(82,411)	(13,938)	—	882,755
Distributions on preferred securities of Superior Trust I	—	—	—	(5,050)	—	(5,050)
Equity in earnings (loss) of subsidiaries	832,097	(27,844)	71,651	—	(875,904)	—

Net income (loss)	$877,705	$905,652	$(10,760)	$(18,988)	$(875,904)	$877,705

	Superior Essex Inc.
	Year Ended December 31, 2005
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Cash flows provided by operating activities	$4,192	$37,845	$1,829	$3,537	$—	$47,403
Cash flows from investing activities:
Essex Nexans acquisition, net of cash acquired	—	—	—	(17,196)	—	(17,196)
Belden and Nexans asset acquisitions	—	(10,000)	—	—	—	(10,000)
Capital expenditures	(451)	(14,937)	(916)	(3,186)	—	(19,490)
Net proceeds from sale of assets and product line	11	11,599	—	—	—	11,610
Investment in subsidiaries	—	(20,785)	—	—	20,785	—
Other	—	—	475	(832)	(475)	(832)

Cash flows used for investing activities	(440)	(34,123)	(441)	(21,214)	20,310	(35,908)

Cash flows from financing activities:
Repayments of short-term borrowings, net	—	(16,951)	—	(3,419)	—	(20,370)
Debt issuance costs	—	(1,591)	—	—	—	(1,591)
Repayments of long-term borrowings	—	—	—	(57)	—	(57)
Intercompany accounts	(4,658)	(1,347)	(1,306)	7,311	—	—
Capital contributions	—	—	—	20,785	(20,785)	—
Proceeds from exercise of stock options	869	—	—	—	—	869
Other	—	(475)	—	—	475	—

Cash flows provided by (used for) financing activities	(3,789)	(20,364)	(1,306)	24,620	(20,310)	(21,149)

Effect of exchange rate changes on cash	—	(1,060)	—	586	—	(474)

Net increase (decrease) in cash and cash equivalents	(37)	(17,702)	82	7,529	—	(10,128)
Cash and cash equivalents at beginning of period	106	18,097	43	66	—	18,312

Cash and cash equivalents at end of period	$69	$395	$125	$7,595	$—	$8,184

	Superior Essex Inc.
	Year Ended December 31, 2004
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(in thousands)
Cash flows provided by (used for) operating activities	$1,187	$23,717	$(399)	$(2,962)	—	$21,543
Cash flows from investing activities:
Belden and Nexans asset acquisitions	—	(87,080)	—	—	—	(87,080)
Capital expenditures	(233)	(12,774)	(2,092)	(245)	—	(15,344)
Proceeds from asset sales	—	1,473	—	—	—	1,473
Other	—	2,412	475	—	(2,887)	—

Cash flows used for investing activities	(233)	(95,969)	(1,617)	(245)	(2,887)	(100,951)

Cash flows from financing activities:
Repayments of short-term borrowings, net	—	(11,910)	—	(120)	—	(12,030)
Debt issuance costs	—	(5,897)	—	—	—	(5,897)
Long-term borrowings	—	250,004	—	—	—	250,004
Repayments of long-term borrowings	—	(145,000)	—	—	—	(145,000)
Intercompany accounts	(848)	(3,783)	1,759	2,872	—	—
Other	—	(475)	—	(2,412)	2,887	—

Cash flows provided by (used for) financing activities	(848)	82,939	1,759	340	2,887	87,077

Effect of exchange rate changes on cash	—	866	—	(829)	—	37

Net increase (decrease) in cash and cash equivalents	106	11,553	(257)	(3,696)	—	7,706
Cash and cash equivalents at beginning of period	—	6,544	300	3,762	—	10,606

Cash and cash equivalents at end of period	$106	$18,097	$43	$66	—	$18,312

	Superior Essex Inc.
	Period November 11, 2003 to December 31, 2003
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows provided by (used for) operating activities	$976	$(2,553)	$1,178	$(2,446)	$(449)	$(3,294)
Cash flows from investing activities:
Capital expenditures	—	(1,627)	(112)	—	—	(1,739)

Cash flows used for investing activities	—	(1,627)	(112)	—	—	(1,739)

Cash flows from financing activities:
Repayments of short-term borrowings, net	—	(842)	—	(309)	—	(1,151)
Intercompany accounts	(2,068)	994	(888)	1,962	—	—
Other	(449)	—	—	—	449	—

Cash flows provided by (used for) financing activities	(2,517)	152	(888)	1,653	449	(1,151)

Effect of exchange rate changes on cash	—	(82)	—	640	—	558

Net increase (decrease) in cash and cash equivalents	(1,541)	(4,110)	178	(153)	—	(5,626)
Cash and cash equivalents at beginning of period	1,541	10,654	122	3,915	—	16,232

Cash and cash equivalents at end of period	$—	$6,544	$300	$3,762	—	$10,606

	Superior TeleCom Inc.
	Period January 1, 2003 to November 10, 2003
	Parent	Issuers	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Cash flows provided by (used for) operating activities	$(4,374)	$76,707	$(2,092)	$1,402	—	$71,643
Cash flows from investing activities:
Capital expenditures	(16)	(2,883)	61	—	—	(2,838)
Net proceeds from sale of assets	—	3,935	7	1,739	—	5,681
Other	(471)	1,275	(171)	—	—	633

Cash flows provided by (used for) investing activities	(487)	2,327	(103)	1,739	—	3,476

Cash flows from financing activities:
Short-term borrowings (repayments), net	—	(14,942)	—	1,154	—	(13,788)
Repayments under pre-petition revolving credit facilities, net	—	(28,527)	—	—	—	(28,527)
Debt issuance costs	—	(3,900)	—	—	—	(3,900)
Repayments of long-term borrowings	—	(20,151)	(52)	—	—	(20,203)
Intercompany accounts	6,402	(5,817)	2,166	(2,751)	—	—

Cash flows provided by (used for) financing activities	6,402	(73,337)	2,114	(1,597)	—	(66,418)

Effect of exchange rate changes on cash	—	—	—	430	—	430

Net increase (decrease) in cash and cash equivalents	1,541	5,697	(81)	1,974	—	9,131
Cash and cash equivalents at beginning of period	—	4,957	203	1,941	—	7,101

Cash and cash equivalents at end of period	$1,541	$10,654	$122	$3,915	—	$16,232

PROSPECTUS

Superior Essex Inc.

Debt Securities and related Guarantees
Common Stock
Preferred Stock
Warrants

        We may from time to time offer debt securities, common stock, preferred stock and warrants to purchase any of these securities. The securities we offer will have an aggregate public offering price of up to $175,000,000. The securities may be offered separately or together in any combination and as separate series. The debt securities we offer may be guaranteed by one or more of our subsidiaries.

        We will identify the securities we offer and provide their specific terms in a supplement to this prospectus. The prospectus supplement will also describe the manner in which the securities will be offered. You should read this prospectus and the prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

        Our common stock is currently listed on the Nasdaq National Market under the trading symbol "SPSX."

        Investing in our securities involves risks. See "Risk factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of these underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from a sale will be set forth in a prospectus supplement.

The date of this prospectus is June 30, 2005

        You should rely only on the information contained or incorporated by reference in this prospectus or a supplement hereto. We have not authorized any person to provide you with any information or represent anything not contained or incorporated by reference in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell our securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

        Superior Essex Inc. is a publicly held company. The principal executive offices of Superior Essex Inc., are located at 150 Interstate North Parkway, Atlanta, Georgia 30339, and the telephone number at that address is (770) 657-6000. Superior Essex Inc.'s website is located at http://www.superioressex.com. The information on Superior Essex Inc.'s website is not part of this prospectus.

i

Industry and Market Data

        Unless otherwise indicated, information contained in this prospectus concerning the wire and cable industry, our general expectations concerning the industry and its segments and our market position and market share within the industry and its segments are principally derived from management estimates. Such estimates are derived from third party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the industry which we believe to be reasonable. Our internal research has not been verified by any independent source. In addition, some similar information in this prospectus is based on data from various third party sources, including industry publications, government publications, reports by market research firms or other published independent sources. We have not independently verified any of such information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption "Risk Factors" in this prospectus.

About this Prospectus

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or "SEC," utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $175,000,000. This prospectus provides you with a general description of the securities we may offer and sell. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

Forward-Looking Statements

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." These forward-looking statements are based on current expectations, estimates and forecasts about us, our future performance, the industries in which we operate and our liquidity. In addition, other written and oral statements that constitute forward-looking statements may be made by us or on our behalf. Such forward-looking statements include statements regarding expected financial results and other planned events, including, but not limited to, anticipated liquidity and capital expenditures. Words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," "plan," "seek," "target," "goal," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. These risks and uncertainties include the impact of the following:

  •
  General economic, business and industry conditions;

  •
  Spending reductions by the telephone industry;

  •
  The migration of magnet wire demand to China and other countries;

  •
  Competition, including from other wire and cable manufacturers and other alternative sources and technologies;

  •
  Increases or decreases in sales and/or pricing due to contract losses or gains as expirations, renewals and rebidding efforts occur;

ii

  •
  Rapid product and technology development, particularly in the telecommunications industry;

  •
  Market acceptance of new products and continuing product demand;

  •
  Production and timing of customer orders;

  •
  Fluctuations in the supply and pricing of copper and other principal raw materials;

  •
  Our significant level of indebtedness and debt covenant requirements;

  •
  The potential need for and availability of additional sources of capital and liquidity;

  •
  Our ability to sustain the benefits of our acquisition of assets from Belden Inc. and Nexans Magnet Wire USA Inc. and to identify, finance and integrate other acquisitions;

  •
  Changes in short-term interest rates and foreign exchange rates;

  •
  A deterioration in our labor relations;

  •
  The volatility of the market price of our common stock; and

  •
  Other risks and uncertainties, including those included under the caption "Risk Factors."

        Forward-looking statements should be considered in light of various important factors, including those set forth elsewhere in this prospectus and our other filings with the SEC. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus and in our other filings with the SEC.

iii

Our Company

        We are one of the largest wire and cable manufacturers in North America based on revenues and enjoy leading market positions in North America in our core outside plant ("OSP") copper communications cable and magnet wire businesses. Superior Essex Inc. ("Superior Essex"), a Delaware holding company, was formed to acquire and conduct the business formerly conducted by Superior TeleCom Inc. and its subsidiaries ("Superior TeleCom") pursuant to a plan of reorganization confirmed by the United States Bankruptcy Court. Based on sales, we are a leading manufacturer and supplier of communications wire and cable products to telephone companies, distributors and systems integrators, CATV companies, and magnet wire and insulation materials to major original equipment manufacturers, or OEMs, and, through our distribution operations, to small OEMs and the motor repair industry. Our magnet wire products are used in industrial, automotive and other motor applications, power transformers and generators, and electrical coils and controls. We manufacture and supply over 30,000 copper, aluminum, fiber optic and composite wire and cable products. In each of our core markets, we believe we offer our customers the largest single source in North America for their respective copper communications cable and magnet wire needs. We also convert copper cathode to copper rod for sale to other wire and cable manufacturers.

Risk Factors

        Investing in our securities involves substantial risk. You should carefully consider all the information in this prospectus, including the information incorporated by reference, prior to making a decision to participate in the offering. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this prospectus. This prospectus and the information incorporated by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this prospectus.

        Our net sales, net income and growth depend largely on the economies in the geographic markets that we serve.

        Many of our customers use our products as components in their own products, systems or networks or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions, including how much our customers and end-users spend on new construction, maintaining or reconfiguring their communications network, information technology, automobiles and automotive components, industrial manufacturing assets and power transmission and distribution infrastructures. If the U.S. and foreign economies were to weaken, as occurred in the period from 2000 to 2003, many companies could significantly reduce their capital equipment and information technology budgets, and construction activity that necessitates the building or modification of communication networks and power transmission and distribution infrastructures could slow considerably. This could result in a significant decline in our net sales, net income and liquidity.

        The increased use of fiber optic cable in the "local loop" may reduce the market for copper OSP products.

        Through our communications cable segment, we are the largest supplier, based on sales, of copper OSP cables used by the Regional Bell Operating Companies ("RBOCs") and other telephone companies in the "local loop" portion of the telecommunications infrastructure. Copper OSP is the communications cable segment's largest product group. However, fiber optic cable, which provides improved bandwidth and transmission speeds as compared to copper cable, has been increasingly deployed in the local exchange network over the past several years. Recently, certain RBOCs have announced plans to significantly increase the use of fiber optic cable further downstream in their networks, in some cases all the way to the premises. While we believe that ultimately the transition from copper toward fiber optic cable will be evolutionary, it is possible that the rate of fiber optic replacement will accelerate significantly, which could significantly decrease the demand for our copper OSP cable. This decrease could result in a significant decline in sales of copper OSP cable, our net income and liquidity.

        Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive.

        Technological developments could have a material adverse effect on our business. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or increase in the cost of copper based systems could make fiber optic systems superior on a price performance basis to copper communications systems and may have a material adverse effect on our business. The superior technological characteristics of fiber optic cable have caused companies increasingly to deploy it in the local loop. Also, competitive alternatives to traditional telephone service, such as wireless and cable telephony and Voice over Internet Protocol, or VoIP services, have had a negative impact on the demand for copper OSP wire and cable, and these threats are expected to increase. While we sell fiber optic cable and components and cable that is used in certain wireless applications, if fiber optic systems or wireless technology were to significantly erode the markets for copper based communications systems, our sales of fiber optic cable and products for wireless applications would likely not be sufficient to offset any decrease in sales or profitability of other products that may occur.

        Spending reductions by the telephone industry could adversely affect our business.

        Our largest customer segments for the communications cable segment are the RBOCs and major independent telephone operating or holding companies. Over 66% of the 2004 sales of the communications cable segment are attributable to these customers. Beginning in the second half of 2001 and continuing through 2004, the RBOCs and the independent telephone companies substantially reduced their capital expenditure levels as compared to periods prior to 2001, including substantial reductions in purchases of the communications cable products that we supply. The telephone companies are experiencing extreme competitive pressures from CATV companies and other alternative providers of local exchange service, resulting in negative access line growth and loss of subscribers. These market conditions could result in further reductions in the demand for our communications cable products. Further reductions in demand could lead to a substantial decrease in our revenues, net income and liquidity.

        Declines in access lines, including a decline in the new start housing market, could adversely affect our business.

        A decrease in access lines to homes and businesses could have a negative impact on our business. Competitive alternatives, such as wireless and cable telephony, digital subscriber lines or "DSL", VoIP services, and cable modems have had a negative impact on the demand for additional access lines. Furthermore, the demand for access lines is impacted by new housing starts. Any negative access line growth resulting from these factors could result in reductions in the demand for our communications cable products.

        Migration of magnet wire demand to China may adversely affect our business.

        Our business may suffer due to the migration of magnet wire demand to China. Our magnet wire and distribution segment's principal product is magnet wire, which is used primarily in motors for industrial, automotive, appliance and other applications. We currently service the North American market, with limited sales elsewhere. Several of our major magnet wire customers have shifted, or have plans to shift, certain levels of product manufacturing to China. While we have plans to construct a wholly owned "Greenfield" manufacturing facility in China, there can be no assurance that we will be successful in establishing production facilities or other arrangements in China in sufficient time to enable us to effectively take advantage of this market, or that we will be able to successfully compete in China and/or offset any loss of business that may result from declining demand for our products in North America from this shift of customer requirements to China.

        Fluctuations in the supply or pricing of copper and other principal raw materials could harm our business.

        Copper is the primary raw material that we use to manufacture our products. There are a limited number of copper suppliers in the United States. If we are unable to maintain good relations with our copper suppliers or if there are any business interruptions at our copper suppliers, we may not have access to a sufficient supply of copper. If we were to suffer the loss of one or more important suppliers of copper, we may not be able to meet customer demand, which could result in the loss of customers and revenues.

        In addition, copper is a commodity and is therefore subject to price volatility. We may not be able to adjust product pricing to properly match the price of copper billed with the copper cost component of the inventory shipped. Any fluctuations in the cost of copper that we cannot effectively manage could cause us to increase prices for our products, which could hinder our ability to sell those products. Copper pricing under our major telephone company contracts is generally based on the average copper price for the preceding quarter. To minimize the risk of fluctuations in the price of copper, we forward price copper purchases with our suppliers based on forecasted demand. To the extent forecasted demand differs significantly from actual demand, changes in the price of copper may have a negative impact on our operating profit.

        Beginning in the fourth quarter of 2003 and continuing through 2004, copper prices escalated rapidly, increasing from an average of $0.88 per pound for the month of October 2003 to an average of $1.29 per pound for 2004. Additionally, the daily spot price for copper fluctuated from a low of $1.06 per pound to a high of $1.54 per pound during 2004. The rapid increase in copper prices can impact profitability in the short term based upon the timing of product price adjustments to match the increased copper costs. While we did not experience a material negative impact from this situation in 2003, our results in the second quarter of 2004 were negatively impacted due to accelerated orders by some communications cable customers in the first quarter of 2004 in anticipation of future contractual price adjustments related to increased copper costs. There can be no assurance that continued volatility in copper prices will not impact our future profitability.

        In addition, significant increases in the price of copper and the resultant increase in accounts receivable and, to a lesser degree, inventory impacts our working capital requirements. As a result of the increase in copper prices, we have experienced an increase in our working capital financing requirements of $25 million to $30 million during 2004.

        The other materials we use in the manufacture of our wire and cable products include aluminum, bronze, steel, optical fibers and plastics, such as polyethylene or polyvinyl chloride, and chemical compounds. The markets for certain of these key raw materials are extremely tight and are forecasted to remain so for the near term. There can be no assurance that we will be able to procure adequate supplies of our essential raw materials to meet our future needs.

        Our inability to compete with other manufacturers in the wire and cable industry could harm our business.

        The market for wire and cable products is highly competitive. Each of our business lines compete with at least one major competitor. Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and otherwise, than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could result in a significant decrease in sales of our products and our net income and liquidity.

        Our indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

        Our outstanding debt, including our subsidiary's, Superior Essex Holding's, series A preferred stock (which is classified as debt for accounting purposes) as of March 31, 2005 was $315.4 million. We may also incur additional debt from time to time to finance working capital, acquisitions, capital expenditures and other general corporate purposes. Our indebtedness could have important consequences to holders of our securities. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, research and development efforts and other general corporate purposes;

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  increase the amount of interest expense that we have to pay, because we increase the principal amount or because some of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

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  increase our vulnerability to adverse general economic or industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

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  place us at a competitive disadvantage compared to competitors that have less debt.

        We may be unable to meet our covenant obligations under our senior secured revolving credit facility which could adversely affect our business.

        Our operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing. Our senior secured revolving credit facility contains covenants that we may not be able to meet. If we cannot meet these covenants, events of default would arise, which could result in payment of the applicable indebtedness being accelerated and a cross default to our other indebtedness. In addition, if we require working capital greater than that provided by our senior secured revolving credit facility, we may be required either to (1) seek to increase the availability under the senior secured revolving credit facility, (2) obtain other sources of financing or (3) reduce our operations. There can be no assurance that any amendment of our senior secured revolving credit facility or replacement financing would be available on terms that are favorable or acceptable to us. Moreover, there can be no assurance that we will be able to obtain an acceptable new credit facility upon expiration of our senior secured revolving credit facility or that the terms of any such new credit facility would be acceptable.

        We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

        Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured. If we are unable to obtain additional capital, or unable to obtain additional capital on favorable terms, our business and financial condition could be adversely affected.

        Declining returns in the investment portfolio of our defined benefit plans may require us to increase cash contributions to the plans.

        Funding for the defined benefit pension plans we sponsor is based upon the funded status of the plans and a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. On December 1, 2003, we announced that benefit accruals under our defined benefit pension plans for salaried employees and for eligible employees who are not included in a unit of employees covered by a collective bargaining agreement would be frozen as of January 22, 2004. Due to declining returns in the investment portfolio of our defined benefit pension plans in recent years, the defined benefit plans were underfunded as of December 31, 2004 by approximately $33.9 million, based on the actuarial methods and assumptions utilized for purposes of FAS 87. Our required cash contributions for 2005 are expected to be approximately $3.5 million. In the event that actual results differ negatively from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and against earnings and increase our required cash contributions.

        If we are unable to retain senior management, our business operations could be adversely affected.

        Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team, and the process of integrating their replacements, could severely disrupt our operations.

        Failure to negotiate extensions of our labor agreements as they expire may result in a disruption of our operations.

        Approximately 21% of our employees are represented by various labor unions, all of which work in our magnet wire and distribution segment. The collective bargaining agreement at our Vincennes, Indiana magnet wire facility, covering approximately 8% of our workers, expired on October 1, 2004. We have been operating under an extension which provided that the collective bargaining agreement would remain in effect unless either party gave ten days prior notice of its intent to terminate the agreement. On June 16, 2005, the union membership approved a new collective bargaining agreement which will expire in October 2007. Labor agreements covering an additional 9% of our employees expire during 2006. We cannot predict what issues may be raised by the collective bargaining units representing our employees and, if raised, whether negotiations concerning such issues will be successfully concluded. A protracted work stoppage could result in a disruption of our operations which could adversely affect our ability to deliver certain products and our financial results.

        We may not be able to sustain the benefits of the acquisitions of Belden, Inc. and Nexans Magnet Wire USA Inc. or to identify, finance or integrate other acquisitions.

        We cannot assure you that we will be able to sustain the benefits of the acquisitions of Belden, Inc. ("Belden") and Nexans Magnet Wire USA Inc. ("Nexans"). Customers of Belden and Nexans that have assigned their contracts to us may not continue to purchase at past or anticipated future levels. In addition to the Belden and Nexans Asset Acquisitions, we evaluate possible acquisition opportunities from time to time. We cannot assure you that we will be able to consummate acquisitions in the future on terms acceptable to us, if at all. We cannot assure you that any future acquisitions will be successful or that the anticipated strategic benefits of any future acquisitions will be realized.

        We recently emerged from a Chapter 11 bankruptcy reorganization and Superior TeleCom had a history of losses.

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries. Superior TeleCom incurred net losses of approximately $32.5 million in 2001 and $961.3 million in 2002. We adopted fresh-start reporting as of November 10, 2003, and our emergence from Chapter 11 resulted in a new reporting entity. We may incur losses in the future.

        Our historical financial information is not comparable to our current financial condition and results of operations.

        As a result of our emergence from bankruptcy, we are operating our business with a new capital structure. We are also subject to the fresh-start reporting prescribed by GAAP and our financial statements for periods subsequent to November 10, 2003 reflect the application of these rules. Accordingly, our financial condition and results of operations will not be comparable to the financial condition and results of operations reflected in the historical financial statements of Superior TeleCom, which may make it difficult for you to assess our future prospects based on historical performance.

  Risks Relating to an Investment in Our Securities

        The market price for our common stock, or other equity securities we may issue, may be volatile.

        Our common stock was only recently listed on the Nasdaq National Market under the trading symbol SPSX. The market price of our common stock, or other equity securities we may issue, will be subject to significant fluctuation in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, conditions in the economy in general or in the wire and cable industry in particular and other factors beyond our control. No assurance can be given as to the market price for our common stock or other equity securities we may issue.

        Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends for the foreseeable future.

        We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, covenants in our debt instruments restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

        Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Some provisions of our certificate of incorporation and bylaws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of preferred stock and regulation of the nomination of directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

        Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

        Our board of directors has the power to issue up to 7,000,000 shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any new series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue additional shares of preferred stock in the future that have preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders.

        Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings.

        Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities.

Ratio of Earnings to Fixed Charges

        The following table sets forth our and Superior TeleCom's ratio of earnings to fixed charges for the periods indicated:

	Superior Essex Inc.				Superior TeleCom Inc.
	Three Months Ended March 31,			Period November 11, 2003 to December 31, 2003(a)	Period January 1, 2003 to November 10, 2003	Year Ended December 31,
			Year Ended December 31, 2004
	2005	2004				2002	2001	2000
Ratio of earnings to fixed charges(b)(c)	3.15	1.46	1.58	—	26.71	—	0.70	0.99

(a)
As of November 10, 2003, the effective date for our plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh-start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical information for Superior Telecom is not comparable to our financial information for periods after November 10, 2003.

(b)
The ratio of earnings to fixed charges is computed by dividing (a) the sum of income (loss) before taxes, distributions on preferred securities, minority interest and cumulative effect of accounting changes by (b) fixed charges. Fixed charges consist of (a) interest expense, whether expensed or capitalized; (b) amortization of debt issuance cost; (c) the portion of rental expense representative of the interest factor; and (d) the amount of pre-tax earnings required to cover preferred stock dividends and any accretion in the carrying value of the preferred stock. For the period November 11, 2003 to December 31, 2003 and the years ended December 31, 2002, 2001 and 2000 earnings were insufficient to cover fixed charges by $3.7 million, $646.5 million, $41.1 million and $0.8 million, respectively.

(c)
Our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as our ratios of earnings to fixed charges set forth above because Superior Essex had no shares of preferred stock outstanding during the periods indicated and currently has no shares of preferred stock outstanding.

        Results for the three months ended March 31, 2005 reflected in the table above are not necessarily indicative of results for the entire year.

Use of Proceeds

        Unless we state otherwise in any applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities by us for general corporate purposes, including the purchase or repayment of outstanding indebtedness, acquisitions, capital expenditures, working capital and investments. Proceeds also may be used for other purposes specified in the applicable prospectus supplement. Net proceeds may be temporarily invested prior to use. The precise amounts and timing of the application of proceeds will depend upon our funding requirements at the time of issuance and the availability of other funds.

General Description of Securities That We May Sell

        Superior Essex, directly or through agents, dealers or underwriters that we designate, may offer and sell, from time to time, up to $175,000,000 (or the equivalent in one or more foreign currencies or currency units) aggregate initial offering price of:

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  our debt securities, which may or may not be guaranteed by certain of our subsidiaries, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other unsecured evidences of indebtedness;

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  shares of our common stock;

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  shares of our preferred stock;

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  warrants to purchase any of the other securities that may be sold under this prospectus; and

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  any combination of these securities.

        We may offer and sell these securities either individually or in any combination, each on terms to be determined at the time of sale. We may issue debt securities or shares of preferred stock that are exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.

Description of Debt Securities

        We may issue debt securities either separately, or together with, other securities. The debt securities may be our unsubordinated obligations, which we refer to as "senior debt securities," or our subordinated obligations, which we refer to as "subordinated debt securities." The subordinated debt securities of any series will have such ranking as is described in the relevant prospectus supplement. We may issue any of these types of debt securities in one or more series.

        Our senior debt securities may be issued from time to time under a senior debt securities indenture. Our subordinated debt securities may be issued from time to time under a subordinated debt securities indenture. Each of the senior debt securities indenture and the subordinated debt securities indenture is referred to individually as an "indenture" and they are referred to collectively as the "indentures." Each trustee is referred to individually as a "trustee" and the trustees are collectively referred to as the "trustees."

        The following summary of selected provisions of the indentures and the debt securities is not complete. In connection with an investment in our debt securities, you should review the applicable prospectus supplement and the form of applicable indenture. The Form of Senior Debt Securities Indenture and the Form of Subordinated Debt Securities Indenture have been filed as exhibits to the registration statement of which this prospectus is a part. To obtain a copy of the applicable indenture, see "Where You Can Find More Information" in this prospectus. The following summary and any description of our debt securities contained in an applicable prospectus supplement are qualified in their entirety by reference to all of the provisions of the applicable indenture, which provisions, including defined terms, are incorporated by reference in this prospectus. When we refer to "we," "us" or "our" in this section or when we otherwise refer to ourselves in this section, we mean Superior Essex Inc., excluding, unless otherwise expressly stated or the context requires, its subsidiaries.

        The following description of debt securities describes general terms and provisions of the series of our debt securities to which any prospectus supplement may relate. When we offer to sell a series of debt securities, we will describe the specific terms of the series in the applicable prospectus supplement. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus.

General

        We can issue an unlimited amount of debt securities under the indentures. We can issue debt securities from time to time and in one or more series as determined by us. The applicable prospectus supplement relating to the series of debt securities will describe the specific terms of the debt securities being offered, including, where applicable, the following:

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  the title of the series of debt securities;

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  any limit on the aggregate principal amount of debt securities of the series;

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  the forms of and whether the debt securities of the series are to be issuable in registered or bearer form, whether the debt securities of the series may be represented initially by a debt security in temporary or permanent global form, and, if so, the initial depositary with respect to such temporary or permanent global debt security, the circumstances under which beneficial owners of interests in any such temporary or permanent global debt security may exchange such interests for debt securities of such series of like tenor and of any authorized form and denomination, and any terms required for establishing a series in bearer form, including tax compliance procedures;

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  the price or prices at which the debt securities of the series will be issued;

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  whether the debt securities of the series will be senior debt securities or subordinated debt securities;

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  the person to whom any interest will be payable on any registered securities of the series, if other than the person in whose name the registered security is registered at the close of business on the regular record date for the payment of interest and the manner in which, and the person to whom, any interest on any bearer securities will be payable, if other than upon presentation and surrender of the coupons relating to the bearer security;

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  the extent to which, or the manner in which, any interest payable on a temporary or permanent global security on an interest payment date will be paid;

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  the date or dates on which the principal of and premium, if any, on the debt securities of the series is payable or the method or methods, if any, used to determine those dates;

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  the rate or rates at which the debt securities of the series will bear interest or the method or methods, if any, used to calculate those rate or rates;

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  the date or dates, if any, from which interest on the debt securities of the series will accrue, or the method or methods, if any, used to determine those dates;

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  the date or dates, if any, on which any interest on the debt securities of the series will be payable and the regular record dates for any interest payable on any debt securities of the series which are registered securities;

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  the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on the debt securities of the series will be payable and the place or places where the debt securities of the series may be presented for transfer and, if applicable, conversion or exchange and the place or places where notices and demands in respect of the debt securities of the series may be served on us;

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  our right, if any, to redeem the debt securities, and the period or periods within which, the price or prices at which and the terms and conditions upon which, the debt securities of the series may be redeemed, in whole or in part;

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  our obligation, if any, to redeem or purchase the debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder of such debt securities, the conditions, if any, giving rise to such obligation, and the period or periods within which, the price or prices at which and the terms and conditions upon which, the debt securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such debt securities;

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  the denominations in which any registered securities of the series are to be issuable, if other than denominations of $1,000 and any integral multiple thereof;

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  the currency or currencies, including composite currencies, of payment of principal of, premium, if any, and interest, if any, on the debt securities of the series, if other than U.S. dollars, and, if other than U.S. dollars, whether the debt securities of the series may be satisfied and discharged other than as provided in the applicable indenture;

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  if the amount of payments of principal of, premium, if any, and interest, if any, on the debt securities of the series is to be determined by reference to an index, formula or other method, or based on a coin or currency or currency unit other than that in which the debt securities of the series are stated to be payable, the manner in which these amounts are to be determined and the calculation agent, if any, with respect thereto;

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  if other than the principal amount thereof, the portion of the principal amount of the debt securities of the series which will be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default;

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  whether the debt securities of the series are convertible or exchangeable into other securities or property of Superior Essex, and, if so, the period or periods, the rate or rates at which and the terms and conditions upon which the debt securities of the series may be converted or exchanged;

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  any terms applicable to debt securities of any series issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which the original issue discount will accrue;

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  whether the debt securities of the series, in whole or any specified part, will not be defeasible pursuant to the applicable indenture and, if other than by an officers' certificate, the manner in which any election by us to defease the debt securities of the series will be evidenced;

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  the provisions, if any, relating to any security or guarantee provided for the debt securities of the series;

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  any deletions from, modifications of or additions to the events of default or our covenants with respect to the debt securities of the series, whether or not these events of default or covenants are consistent with the events of default or covenants set forth in this prospectus and any change in the rights of the trustee or the requisite holders of the debt securities of the series to declare the principal amount of that series due and payable pursuant to the applicable indenture;

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  any special United States federal income tax considerations applicable to the debt securities of the series; and

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  any other terms of the debt securities of the series.

        The prospectus supplement relating to any series of subordinated debt securities being offered will also describe the subordination provisions applicable to that series. Debt securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. In such cases, all material United States federal income tax considerations applicable to such debt securities will be described in the applicable prospectus supplement.

        The above is not intended to be an exclusive list of the terms that may be applicable to any debt securities and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus, provided that the terms are not inconsistent with the applicable indenture. Any applicable prospectus supplement will also describe any special provisions for the payment of additional amounts with respect to the debt securities.

Consequences of Holding Company Status

        Superior Essex is a holding company and its operations are conducted almost entirely through subsidiaries. Accordingly, Superior Essex's cash flow and its ability to service its debt, including the debt securities issued hereunder by Superior Essex, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to Superior Essex, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to Superior Essex by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of its subsidiaries and are subject to various business considerations. Superior Essex's current senior secured revolving credit facility contains covenants that limit its subsidiaries' ability to declare or make distributions to Superior Essex except for distributions made for the payment of certain corporate operating expenses, income taxes and certain other specified costs. Superior Essex's right to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Superior Essex is recognized as a creditor of that subsidiary, in which case Superior Essex's claims would still be subordinate to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Superior Essex.

Form, Exchange, Registration and Transfer

        Unless otherwise indicated in an applicable prospectus supplement, the debt securities of a series will be issued as registered securities. If the debt securities of a series will be issued in bearer form, the provisions regarding such bearer form securities will be described in the applicable prospectus supplement. Debt securities of a series may be issuable in whole or in part in the form of one or more global debt securities, as described below under "—Global Debt Securities." Unless otherwise indicated in an applicable prospectus supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof. Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor.

        Debt securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable prospectus supplement, registered securities may be presented for registration of transfer, at the office or agency designated by us as registrar or co-registrar with respect to any series of debt securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable indenture. The transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by us upon the registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We intend to initially appoint the trustee as registrar and the name of any different or additional registrar designated by us with respect to the debt securities of any series will be included in the applicable prospectus supplement. If a prospectus supplement refers to any transfer agents (in addition to the registrar) designated by us with respect to any series of debt securities, we may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that, if debt securities of a series are issuable only as registered securities, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

        In the event of any redemption of debt securities of any series, we will not be required to:

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  issue, register the transfer of or exchange debt securities of that series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

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  register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

Covenants

        Unless otherwise indicated in an applicable prospectus supplement, the indentures do not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting our ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the debt securities, if the transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable prospectus supplement, the indentures do not afford the holders of the debt securities the right to require us to repurchase or redeem the debt securities in the event of a highly leveraged transaction. See "—Mergers and Sales of Assets." Any covenants with respect to a series of debt securities will be described in the applicable prospectus supplement.

Payment and Paying Agents

        Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, premium, if any, and interest, if any, on registered securities will be made at the office of the paying agent or paying agents designated by us from time to time, except that at our option, payment of principal and premium, if any, or interest also may be made by check or wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the regular record date for the interest payment.

        Unless otherwise indicated in an applicable prospectus supplement, the trustee will be designated as our sole paying agent for payments with respect to debt securities which are issuable solely as registered securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by us for any series of debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        All moneys paid by us to a paying agent for the payment of principal of and premium, if any, or interest, if any, on any debt security which remains unclaimed at the end of two years after that principal or interest shall have become due and payable will be repaid to us, and the holder of the debt security or any coupon will thereafter look only to us for payment of those amounts.

Global Debt Securities

        The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a depositary, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A debt security in global form may not be transferred except as a whole to the depositary for the debt security or to a nominee or successor of the depositary. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in a global debt security may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium, if any, and interest, if any, on the global debt securities and the specific terms of the depositary arrangement with respect to any global debt security.

Mergers and Sales of Assets

        Each indenture provides that Superior Essex may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things:

  •
  Superior Essex is the continuing corporation, or the resulting, surviving or transferee person (if other than Superior Essex) is a corporation, partnership, limited liability company, trust or other entity organized and existing under the laws of the United States, any state thereof or the District of Columbia and that person expressly assumes all of our obligations under the applicable debt securities and the applicable indenture;

  •
  immediately after giving effect to the transaction, no event which is, or after notice or passage of time or both would be, an event of default (any such event, a "default") or event of default shall have occurred or be continuing under the applicable indenture; and

  •
  we deliver to the trustee an officers' certificate and an opinion of counsel to the effect that the consolidation, merger, conveyance, transfer or lease, as the case may be, complies with the indenture and that all conditions precedent provided in the indenture with respect to the transaction have been satisfied.

Upon the assumption of our obligations by a person to whom the properties or assets are conveyed or transferred, we will be discharged from all obligations under the applicable debt securities and the applicable indenture, except in the case of a lease of our properties and assets substantially as an entirety.

Events of Default

        Each indenture provides that if an event of default occurs and is continuing with respect to a series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any of the debt securities of that series are original issue discount securities, that portion of the principal amount of the debt securities as may be specified by the terms thereof) of the debt securities of that series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding debt securities of the series may rescind the declaration.

        Under each indenture, unless otherwise specified with respect to a series of debt securities, the following events will constitute an event of default with respect to a series of debt securities:

  •
  default in payment of the principal of any debt security of the series;

  •
  default in payment of any interest on any debt security of the series when due, continuing for 30 days;

  •
  failure by us to comply with our other agreements in the debt securities of the series or the applicable indenture for the benefit of the holders of debt securities of that series upon the receipt by us of notice of the default given by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series and our failure to cure the default within 60 days after receipt by us of the notice;

  •
  specified events of bankruptcy or insolvency; and

  •
  any other event of default applicable to the series of debt securities and set forth in the applicable prospectus supplement.

        The trustee will give notice to holders of the debt securities of any continuing default known to the trustee within 90 days after the occurrence of the default. However, the trustee may withhold notice of any default, other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

        The holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series so long as the direction does not conflict with any law or the indenture and subject to other limitations provided for in the applicable indenture. Before proceeding to exercise any right or power under the indenture at the direction of holders, the trustee will be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with the direction. With respect to each series of debt securities, no holder will have any right to pursue any remedy with respect to the applicable indenture or the debt securities, unless

  •
  the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series have made a written request to the trustee to pursue the remedy;

  •
  the holder or holders have offered to the trustee reasonable security or indemnity satisfactory to the trustee;

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  the holders of a majority in aggregate principal amount of the outstanding debt securities of the series have not given the trustee a direction inconsistent with the request within 60 days after receipt of the request; and

  •
  the trustee has failed to comply with the request within the 60-day period.

        Notwithstanding the foregoing, the right of any holder of any debt security or coupon to receive payment of the principal of, premium, if any, and interest in respect of a debt security or payment of the coupon on the date specified for payment in the debt security or coupon representing the installment of interest (the "stated maturity" or "stated maturities") or to institute suit for the enforcement of payment may not be impaired or adversely affected without the holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may waive an existing default with respect to that series and its consequences, other than (i) any default in any payment of the principal of, and premium, if any, or interest on, any debt security of the series or (ii) any default in respect of the covenants or provisions in the applicable indenture which may not be modified without the consent of the holder of each outstanding debt security of the series affected as described in "—Modification and Waiver," below.

        Each indenture provides for us to deliver to the trustee within 120 days after the end of each of our fiscal years an officers' certificate stating whether or not the signers know of any default that occurred during the last fiscal year.

Modification and Waiver

        We and the applicable trustees may make modifications and amendments to the indentures without the consent of the holders of the debt securities:

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  to evidence the succession of another corporation to us and the assumption by it of our obligations under the applicable indenture and the debt securities;

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  to add to our covenants, agreements and obligations for the benefit of the holders of all the debt securities of any series or to surrender any right or power conferred in the applicable indenture upon us;

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  to establish the form or terms of debt securities of any series or coupons as permitted by the applicable indenture;

  •
  to provide for the acceptance of appointment under the applicable indenture of a successor trustee with respect to the debt securities of one or more series and to add to or change any provisions of that indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

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  to cure any ambiguity, defect or inconsistency;

  •
  to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of debt securities), provided that the addition, change or elimination neither (a) applies to any debt security of any series that was created prior to the execution of the supplemental indenture and is entitled to the benefit of that provision nor (b) modifies the rights of the holder of any such debt security with respect to that provision; or

  •
  to make any other change that does not adversely affect the rights of any holder of the debt securities.

        We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment. However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

  •
  change the stated maturity of the principal of, or any installment of principal or interest on, the debt securities or any premium payable upon redemption thereof;

  •
  reduce the amount of principal of any original issue discount securities that would be due and payable upon declaration of acceleration of maturity thereof;

  •
  reduce the principal amount of, or premium, if any, or the rate of interest on, the debt securities;

  •
  change the currency of payment of principal and premium, if any, or interest, if any, on the debt securities;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to the debt securities;

  •
  reduce the above-stated principal amount of outstanding debt securities of any series necessary to modify or amend the indenture;

  •
  modify the foregoing requirements or reduce the percentage in principal amount of outstanding debt securities of any series necessary to waive any covenant or past default; or

  •
  in the case of subordinated debt securities, amend or modify any of the provisions of the applicable indenture relating to subordination of the debt securities in any manner adverse to the holders of the debt securities.

        Holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive certain past defaults and may waive compliance by us with certain of the restrictive covenants with respect to the debt securities of that series.

Discharge and Defeasance

        Unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may satisfy and discharge obligations thereunder with respect to the debt securities of any series by delivering to the trustee for cancellation all outstanding debt securities of the series or depositing with the trustee, after the outstanding debt securities have become due and payable, or will become due and payable within one year or will be called for redemption within one year, cash sufficient to pay at stated maturity or redemption all of the outstanding debt securities of the series and all other sums payable under the indenture with respect to the series.

        In addition, unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may:

  •
  be discharged from our obligations in respect of the debt securities of a series ("defeasance and discharge"), or

  •
  cease to comply with specified restrictive covenants ("covenant defeasance"), including those described under "—Mergers and Sales of Assets";

and the omission will not be an event of default with respect to the debt securities of that series, in each case at any time prior to the stated maturity or redemption thereof, if we irrevocably deposit with the trustee, in trust:

  •
  sufficient funds in the currency or currency unit in which the debt securities are denominated to pay the principal of, premium, if any, and interest to stated maturity or redemption on, the debt securities of that series, or

  •
  that amount of direct obligations of, or obligations the principal of, premium, if any, and interest on which are fully guaranteed by, the government which issued the currency in which the debt securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of, premium, if any, and interest to stated maturity or redemption on, the debt securities of that series.

        The defeasance and discharge and covenant defeasance described above are effective only if, among other things, we deliver an opinion of counsel to the effect that (i) we have met all of the conditions precedent to the defeasance and the holders of the debt securities of the series will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance, and will be subject to tax in the same manner as if no defeasance had occurred and (ii) in the case of defeasance and discharge, the opinion as to tax consequences is based upon an Internal Revenue Service ruling or a change in applicable federal income tax law.

        Upon the defeasance and discharge, the holders of the debt securities of the series will no longer be entitled to the benefits of the applicable indenture, except for the purposes of registration of transfer and exchange of the debt securities of the series and replacement of lost, stolen or mutilated debt securities and may look only to the deposited funds or obligations for payment.

The Trustees under the Indentures

        The trustees under the indentures, and/or one or more of their respective affiliates, may be lenders under our credit agreements and may provide other commercial banking, investment banking and other services to us. Each trustee will be permitted to engage in other transactions with us. However, if any trustee acquires any conflicting interest, as defined in the Trust Indenture Act, it must eliminate the conflict or resign.

        The trustees will perform only those duties that are specifically set forth in the indentures, unless an event of default occurs and is continuing. In case an event of default occurs and is continuing, a trustee will exercise such rights and powers vested in it by the indentures, and use the same degree of care and skill as a prudent individual would exercise in the conduct of his or her own affairs. A trustee will not be obligated to exercise any of the rights and powers vested in it by the indentures at the request or direction of the holders of debt securities unless such holders have given to the trustee security or indemnity to the trustee against costs, expenses and liabilities that the trustee may incur in compliance therewith.

Applicable Law

        The debt securities, any related guarantees and the indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Guarantees

        One or more of our subsidiaries listed as co-registrants on our registration statement, as guarantors, may, jointly and severally, fully and unconditionally guarantee our obligations under the debt securities on an equal and ratable basis, subject to the limitations described in the applicable prospectus supplement. Furthermore, any supplemental indenture may require us to cause certain or all domestic entities that become one of our subsidiaries after the date of any supplemental indenture to enter into a supplemental indenture pursuant to which such subsidiary agrees to guarantee our obligations under the debt securities. If we, or any issuer subsidiaries, default in payment of the principal, interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments.

        Superior Essex's current senior secured revolving credit facility contains covenants that would prohibit certain of our subsidiaries from issuing guarantees of indebtedness incurred by Superior Essex. In addition, under the indenture governing senior notes that have been issued by our subsidiaries, Superior Essex and certain of its subsidiaries are permitted to incur or guarantee additional indebtedness only if we satisfy a minimum fixed charge coverage ratio.

        The prospectus supplement for a particular issue of debt securities will describe the material terms of any guarantees.

Subordinated Debt Securities

        Payment on the subordinated debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

        Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to such holders of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. The indenture requires us or the trustee to promptly notify holders of designated senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

        We may not make any payment on the subordinated debt securities, including upon redemption at the option of the holder of any subordinated debt securities or at our option, if:

  •
  a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

  •
  a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

        We may resume payments and distributions on the subordinated debt securities:

  •
  in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; or

  •
  in the case of a non-payment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received by the trustee, if the maturity of the designated senior indebtedness has not been accelerated.

        No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium and interest, including any liquidated damages, on the debt securities that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless the non-payment default is based upon facts or events arising after the date of delivery of such payment blockage notice.

        If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash, property or securities, including by way of set-off, or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

        In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors (including our trade creditors). This subordination will not prevent the occurrence of any event of default under the indenture.

        We are not prohibited from incurring debt, including senior indebtedness, under the indentures. We may from time to time incur additional debt, including senior indebtedness.

        We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred in connection with its duties under the subordinated debt indenture. The trustee's claims for these payments generally will be senior to those of noteholders in respect of funds collected or held by the trustee.

Description of Capital Stock

        We may issue from time to time, shares of our common stock or shares of one or more series of our preferred stock. We are authorized to issue 33,000,000 shares of common stock, par value $.01 per share, and 7,000,000 shares of undesignated, or "blank check," preferred stock. As of June 17, 2005, there were 17,119,828 outstanding shares of our common stock and no outstanding shares of our preferred stock.

        We may not issue any nonvoting equity securities to the extent prohibited by Section 1123 of Title 11 of the Bankruptcy Code as in effect on the effective date of the plan of reorganization. However, this restriction (a) will have no further force or effect beyond that required under Section 1123 of Bankruptcy Code, (b) will have such force and effect, if any, only for so long as such section of the Bankruptcy Code is in effect and applicable to us, and (c) in all events may be amended or limited in accordance with applicable law as from time to time may be in effect.

Common Stock

        We may issue, from time to time, shares of our common stock, the general terms and provisions of which are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our certificate of incorporation, bylaws and the applicable prospectus supplement.

        Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All shares of common stock being offered by the applicable prospectus supplement will be fully paid and not liable to further calls or assessment by us.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future. Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, including but not limited to dividend rights, conversion rights, voting rights, redemption privileges and liquidation preferences, which may be greater than the rights of our common stock. It is not possible to state the actual effects of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. The effects, however, might include, among other things:

  •
  restriction of dividends on our common stock;

  •
  dilution of the voting power of our common stock;

  •
  impairment of the liquidation rights of our common stock; or

  •
  delay and prevention of a change in our control without further action by the stockholders.

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Our common stock is listed on the Nasdaq National Market under the trading symbol "SPSX."

Preferred Stock

        The following description sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. The particular terms of any series of preferred stock and the extent, if any, to which these general provisions may apply to the series of preferred stock offered will be described in the prospectus supplement relating to that preferred stock. The following summary of provisions of the preferred stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of our certificate of incorporation, bylaws and the certificate of designation relating to a specific series of the preferred stock, which will be in the form filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part at or prior to the time of issuance of that series of preferred stock. You should read our certificate of incorporation, bylaws and the relevant certificate of designation.

        We have the authority to issue 7,000,000 shares of our preferred stock. Our board of directors is authorized to issue shares of preferred stock, in one or more series, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are permitted by the Delaware General Corporation Law.

        Our board of directors is authorized to determine the terms for each series of preferred stock, and the prospectus supplement will describe the terms of any series of preferred stock being offered, including:

  •
  the offering price at which we will issue the series of preferred stock;

  •
  the designation of the shares and the number of shares that constitute the series;

  •
  the dividend rate (or the method of calculation thereof), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

  •
  the dividend periods (or the method of calculation thereof), if any;

  •
  whether dividends, if any, on the series will be cumulative, non-cumulative or partially cumulative;

  •
  the voting rights of the shares, subject to the restrictions contained in our certificate of incorporation;

  •
  the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our capital stock and any other rights of the shares of the series upon our liquidation or winding-up;

  •
  whether or not and on what terms the shares of the series will be subject to redemption or repurchase;

  •
  the sinking fund provisions of such series, if any;

  •
  whether and on what terms the shares of the series will be convertible into or exchangeable for other securities;

  •
  whether the shares of the series of preferred stock will be listed on a securities exchange; and

  •
  the other rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

        The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certain Certificate of Incorporation and By-Law Provisions

        Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly equal in size as possible, with one class serving until the date of our first annual meeting of stockholders, one class serving until the date of our second annual meeting of stockholders and one class serving until the date of our third annual meeting of stockholders. Upon the expiration of the term of office of each class of directors, the directors of that class or their successors shall be elected for a term of three years. Our certificate of incorporation and by-laws also provide that vacancies on our board of directors during the interim between our annual stockholder meetings or special meetings of our stockholders called for the election of directors or a removal and replacement of one or more of our directors may be filled by a vote of a majority of the board of directors then in office. Furthermore, any director may be removed only for cause by a vote of a majority of the voting power of the shares of our common stock entitled to vote for the election of directors. These provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us and therefore may limit the price that certain investors might be willing to pay in the future for shares of our common stock.

        Our certificate of incorporation and by-laws further provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and not by written consent of stockholders. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual stockholders' meeting, particularly because special meetings of the stockholders may only be called by the Chairman of our board of directors, our Chief Executive Officer or a majority of the members of our board of directors. These provisions may also discourage another person or entity from making a tender offer for our stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as election new directors or approving a merger) only at a duly called stockholders' meeting.

        Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty except in circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty to us or our stockholders, acts or omissions not in good faith, acts or omissions that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or purchase or redemption by us of our stock or any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

        Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may indemnify any of our employees or agents on the same basis that we are required to indemnify our directors and officers. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

        As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors' and officers' liability insurance coverage.

Description of Warrants

        We may issue, either separately or together with other securities, warrants for the purchase of any of the other types of securities that we may sell under this prospectus.

        The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all to be set forth in the applicable prospectus supplement relating to any or all warrants in respect of which this prospectus is being delivered. Copies of the form of agreement for each warrant, which we refer to collectively as "warrant agreements," including the forms of certificates representing the warrants, which we refer to collectively as "warrant certificates" and reflecting the provisions to be included in such agreements that will be entered into with respect to the particular offerings of each type of warrant, have been or will be filed as exhibits to the registration statement of which this prospectus forms a part or as exhibits to documents which have been or will be incorporated by reference in this prospectus.

        The following description sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants to which any prospectus supplement may relate and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the applicable prospectus supplement. The following summary of certain provisions of the warrants, warrant agreements and warrant certificates does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the warrant agreements and warrant certificates, including the definitions therein of certain terms.

General

        The prospectus supplement shall set forth the terms of the warrants in respect of which this prospectus is being delivered as well as the related warrant agreement and warrant certificates, including the following, where applicable:

  •
  the principal amount of, or the number of securities, as the case may be, purchasable upon exercise of each warrant and the initial price at which the principal amount or number of securities, as the case may be, may be purchased upon such exercise;

  •
  the designation and terms of the securities, if other than common stock, purchasable upon exercise thereof and of any securities, if other than common stock, with which the warrants are issued;

  •
  the procedures and conditions relating to the exercise of the warrants;

  •
  the date, if any, on and after which the warrants, and any securities with which the warrants are issued, will be separately transferable;

  •
  the offering price of the warrants, if any;

  •
  the date on which the right to exercise the warrants will commence and the date on which that right will expire;

  •
  a discussion of any material United States federal income tax considerations applicable to the exercise of the warrants;

  •
  whether the warrants represented by the warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

  •
  call provisions of the warrants, if any;

  •
  antidilution provisions of the warrants, if any; and

  •
  any other material terms of the warrants.

Exercise of Warrants

        Each warrant will entitle the holder to purchase for cash that principal amount of or number of securities, as the case may be, at the exercise price set forth in, or to be determined as set forth in, the applicable prospectus supplement relating to the warrants. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement at any time up to 5:00 p.m. New York City time on the expiration date set forth in the applicable prospectus supplement. After 5:00 p.m. New York City time on the expiration date, unexercised warrants will become void. Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, issue the securities purchasable upon exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

No Rights of Security Holder Prior to Exercise

        Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants, and will not be entitled to:

  •
  in the case of warrants to purchase debt securities, payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise; or

  •
  in the case of warrants to purchase equity securities, the right to vote or to receive dividend payments or similar distributions on the securities purchasable upon exercise.

Exchange of Warrant Certificates

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Plan of Distribution

        We may sell the securities covered by this prospectus in any one or more of the following ways from time to time:

  •
  to or through underwriters or dealers;

  •
  directly to one or more purchasers;

  •
  through agents; or

  •
  any combination of the above.

        Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We also reserve the right to sell securities directly to investors on our own in those jurisdictions where we are authorized to do so.

        The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in any prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they act as agent.

        If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

        Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses.

        If any underwriter or any selling group member intends to engage in stabilizing bids, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain or otherwise affect the price of those securities, that intention and those transactions will be described in the applicable prospectus supplement. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate short covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions. Underwriters are not required to engage in any of these activities, or to continue the activities if commenced.

        If so indicated in an applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of the securities sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us.

        The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

        We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

        One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates in the ordinary course of business.

Legal Matters

        Legal matters with regard to the validity of the securities being offered hereby will be passed upon for us by Troutman Sanders LLP.

Experts

        The financial statements, the related financial statement schedule and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports express an unqualified opinion and include explanatory paragraphs relating to changes in methods of accounting and application of AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," to the consolidated financial statements of Superior Essex Inc.), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

        We are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the SEC.

        You may read and copy any document we file at the following SEC public reference room:

Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549

        You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market. Information concerning Superior Essex also may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

        We also file information electronically with the SEC. Our filings are available from the SEC's website at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our filings are also available from our website at http:/ /www.superioressex.com. The information on our website is not part of this prospectus.

        We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written request, a copy of any and all of the documents we have filed or will file with the SEC. Requests should be submitted in writing to us at the above below:

Superior Essex Inc. 150 Interstate North Parkway Atlanta, Georgia 30339 Attention: Mr. Hank Pennington

Incorporation of Certain Information by Reference

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

  1.
  Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  3.
  Our Current Reports on Form 8-K as filed with the Commission on February 4, 2005, February 7, 2005, February 23, 2005, March 3, 2005, March 17, 2005, April 7, 2005, April 26, 2005 and May 5, 2005;

  4.
  All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004; and

  5.
  The description of our common stock included in our Registration Statement on Form 10, as amended (File 000-50514), filed pursuant to Section 12(g) of the Exchange Act on December 16, 2003.

        Information in any of our Current Reports on Form 8-K furnished under "Results of Operations and Financial Condition" shall not be incorporated by reference into this prospectus or the registration statement of which it forms a part.

        The documents listed above contain important information about us and our finances. Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or it deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of these filings and any future filings incorporated herein, at no cost, by writing or telephoning Mr. Hank Pennington, at the following address:

Superior Essex Inc. 150 Interstate North Parkway Atlanta, Georgia 30339 (770) 657-6246

QuickLinks

  About this prospectus supplement
  Prospectus summary
  The offering
  Summary consolidated financial and other data
  Risk factors
  Forward-looking statements
  Use of proceeds
  Capitalization
  Price range of common stock
  Dividend policy
  Unaudited pro forma consolidated statement of operations
  Selected historical consolidated financial and other data
  Management's discussion and analysis of financial condition and results of operations
  Business
  Management
  Principal stockholders
  Underwriting
  Legal matters
  Experts
  Incorporation of documents by reference
  Where you can find more information
Index to Consolidated Financial Statements
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share data) (unaudited)
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) (unaudited)
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
SUPERIOR ESSEX INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS March 31, 2006 (unaudited)
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
SUPERIOR ESSEX INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
SUPERIOR ESSEX INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Table of Contents
Industry and Market Data
About this Prospectus
Forward-Looking Statements
Our Company
Risk Factors
Ratio of Earnings to Fixed Charges
Use of Proceeds
General Description of Securities That We May Sell
Description of Debt Securities
Description of Capital Stock
Description of Warrants
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Certain Information by Reference